SECOND AMENDED OFFERING CIRCULAR AND DISCLOSURE STATEMENT AND SOLICITATION

OF ACCEPTANCES OF A PREPACKAGED PLAN OF REORGANIZATION

MIRANT CORPORATION

Offers to Exchange our

8.25% Senior Secured Notes due 2008, Warrants and Cash
for all of our
2.5% Convertible Senior Debentures due 2021
(CUSIP No. 604675-AB-4)
and all of our
7.4% Senior Notes due 2004
(CUSIP No. 842815-AC-6)
and Solicits Acceptances
of a Plan of Reorganization
from all Holders of
Impaired Claims under the
Plan of Reorganization

THE EXCHANGE OFFERS AND SOLICITATION OF ACCEPTANCES OF THE PREPACKAGED PLAN OF

REORGANIZATION WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON
JULY 14, 2003, UNLESS EXTENDED BY US (THE “EXPIRATION DATE”).

     We are offering (the “Exchange Offers”) (i) to exchange (the “Convertible Debentures Exchange Offer”) $1,000 principal amount of our 8.25% Senior Secured Notes due 2008 (the “New Secured Notes”), $5.00 in cash, and Warrants (as defined herein) to purchase 22.47 shares of common stock of Mirant Corporation (“Mirant”) for each $1,000 principal amount of our outstanding 2.5% Convertible Debentures due 2021 (the “Convertible Debentures”) and (ii) to exchange (the “Senior Notes Exchange Offer”) $1,000 principal amount of our New Secured Notes, $5.00 in cash, and Warrants to purchase 22.47 shares of Mirant common stock for each $1,000 principal amount of our outstanding 7.4% Senior Notes due 2004 (the “Senior Notes” and, together with the Convertible Debentures, the “Exchange Offer Securities”). The Warrants will be exercisable for seven years at an exercise price equal to 120% of the average closing price of Mirant common stock as quoted on the New York Stock Exchange (“NYSE”) for the thirty (30) consecutive trading days ending six months after the closing of the Restructuring Transactions (as defined herein). Upon exercise, the shares of common stock underlying the Warrants granted to the Noteholders will represent 4% of our outstanding common stock on a fully-diluted basis, as described more fully herein. Under the Exchange Offers, the New Secured Notes will be secured by a lien on substantially all of the tangible and intangible assets of our subsidiaries listed on Annex B hereto (the “Grantor Subsidiaries”) including certain real property and, subject to certain limitations, a pledge of 100% or 65% of the equity interests in certain indirect subsidiaries of Mirant, in each case owned directly by such Grantor Subsidiaries, as more fully described herein. Under the Exchange Offers, the liens securing the New Secured Notes will be shared equally and ratably with lenders under the Mirant Revolving Facility and the Mirant Term B Facility and the holders of the MAEM Secured Guaranty, each as defined and described herein, the trustee under the indenture governing up to $500 million of the New MAG Notes (for the benefit of the holders of the New MAG Notes) and holders of certain future indebtedness that Mirant or Mirant Americas Generation, LLC (“MAG”) may enter into from time to time; provided that in no event shall the aggregate amount of indebtedness secured by a second lien exceed $3.95 billion. Under the Exchange Offers, the liens securing the New Secured Notes will be junior only to the liens granted to the lenders under the MAG Secured Credit Facility, the Mirant Term A Facility and the Mirant Liquidity Facility, each as defined and described herein, and holders of certain future indebtedness that Mirant or MAG may enter into from time to time, provided that in no event shall the aggregate amount of indebtedness secured by a first lien exceed $1.1 billion.

     Subject to the terms and conditions of the Exchange Offers and, if necessary, the Plan of Reorganization (as defined herein), we will issue New Secured Notes, the Warrants and cash (collectively the “Exchange Consideration”) in exchange for all outstanding Exchange Offer Securities that are properly tendered and not withdrawn prior to the expiration of the Exchange Offers. The Convertible Debentures Exchange Offer and the Senior Notes Exchange Offer are independent of each other. The Exchange Offers, however, are conditioned upon the exchange of at least 85% of the outstanding aggregate principal amount of the Senior Notes and the Convertible Debentures subject to the Exchange Offers (the “Minimum Tender Condition”). These Exchange Offers are open to all holders of Exchange Offer Securities (“Noteholders”), and are conditioned upon, among other things, our concurrent entry into the Mirant Secured Credit Facility, which will refinance our existing credit facilities (as more fully described herein) the concurrent entry by MAG into the MAG Secured Credit Facility, which will refinance MAG’s existing credit facilities and the concurrent entry by Mirant Americas Energy Marketing, LP (“MAEM”) into the MAEM Credit Facility (as defined herein) which will refinance certain indebtedness of MAEM. The Mirant Secured Credit Facility, the MAG Secured Credit Facility and the MAEM Credit Facility are concurrently being negotiated. The exchange of the Exchange Offer Securities for the Exchange Consideration, the refinancing of our existing credit facilities with the Mirant Secured Credit Facility and the refinancing of certain existing indebtedness of MAEM with the MAEM Credit Facility are collectively referred to herein as the “Restructuring Transactions.” Subject to applicable securities laws and the terms set forth in this Second Amended Offering Circular and Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization (“Offering Circular and Disclosure Statement”), we reserve the right to waive, in our reasonable discretion, any and all conditions to the Exchange Offers, to extend or terminate the Exchange Offers in our sole and absolute discretion, which may be for any or no reason, and otherwise to amend the Exchange Offers in any respect.

     A restricted steering committee of the Noteholder ad hoc committee (the “Mirant Noteholder Committee”) who had been negotiating with us, advised us on June 26, 2003 that it supported the Restructuring Transactions as described in this Offering Circular and Disclosure Statement and would recommend to the members of the entire Mirant Noteholder Committee that they tender their Exchange Offer Securities and vote in favor of the Plan of Reorganization. Subsequently, representatives of the Mirant Noteholder Committee advised us that members of the Mirant Noteholder Committee holding an aggregate of approximately 66 2/3% of the total outstanding Exchange Offer Securities (including, for such purposes, TIERS, as defined herein) had indicated to the Mirant Noteholder Committee that they supported the Restructuring Transactions and intended to tender their Exchange Offer Securities and vote in favor of the Plan of Reorganization.

     If the Minimum Tender Condition is not satisfied or waived by the Expiration Date, or we are not able to negotiate a new Mirant Secured Credit Facility, the MAG Secured Credit Facility or the MAEM Credit Facility with substantially all of the lenders under our existing credit facilities, but the Restructuring Transactions are supported by a significant percentage of our creditors, we may seek to consummate the Restructuring Transactions by means of a “prepackaged” plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”). Therefore, in this Offering Circular and Disclosure Statement we are also soliciting acceptances of the prepackaged plan of reorganization substantially in the form attached as Appendix I hereto (the “Plan of Reorganization”) from the Noteholders, the Mirant Bank Lenders and the MAEM Lender (both as defined herein). Through the Plan of Reorganization all Noteholders would receive the same Exchange Consideration being offered in the Exchange Offers provided that sufficient holders (i.e., holders representing at least 66 2/3% in principal amount and more than 50% in number of those Noteholders who actually vote) vote in favor of the Plan of Reorganization and the other conditions to the Plan of Reorganization are satisfied except that the liens securing the New Secured Notes will be second in priority to the lenders under the MAG Secured Credit Facility, any Mirant Exit Facility (as defined herein) entered into upon our emergence from bankruptcy and certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by a first lien exceed $1.1 billion. Only those Noteholders, Mirant Bank Lenders and the MAEM Lender (as defined herein) who actually vote are counted for these purposes and therefore it is important that you execute and return the enclosed Ballot (as defined herein). A Noteholder’s acceptance of the Exchange Offers does not constitute a vote in favor of the Plan of Reorganization, so all Noteholders must, independent of their acceptance of the Exchange Offers, execute and return the Ballot.

IF YOU HAVE ALREADY TENDERED YOUR EXCHANGE OFFER SECURITIES AND YOU STILL WISH TO PARTICIPATE IN THE EXCHANGE OFFERS, YOU DO NOT NEED TO TAKE ANY FURTHER ACTION WITH RESPECT TO THE EXCHANGE OFFERS.

IF YOU HAVE TENDERED YOUR EXCHANGE OFFER SECURITIES BUT YOU DO NOT WISH TO PARTICIPATE IN THE EXCHANGE OFFERS, YOU SHOULD FOLLOW THE INSTRUCTIONS IN THE SECTION OF THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT CAPTIONED “THE EXCHANGE OFFERS — WITHDRAWAL OF TENDERS.”

IF YOU HAVE NOT TENDERED YOUR EXCHANGE OFFER SECURITIES BUT YOU WISH TO PARTICIPATE IN THE EXCHANGE OFFERS, YOU SHOULD FOLLOW THE INSTRUCTIONS IN THE SECTION OF THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT CAPTIONED “THE EXCHANGE OFFERS — PROCEDURES FOR TENDERING EXCHANGE OFFER SECURITIES IN THE EXCHANGE OFFERS.”

THE BOARD OF DIRECTORS OF MIRANT RECOMMENDS THAT NOTEHOLDERS ACCEPT THE EXCHANGE OFFERS AND THAT NOTEHOLDERS, MIRANT BANK LENDERS AND THE MAEM LENDER VOTE IN FAVOR OF THE PLAN OF REORGANIZATION.

THE BOARD OF DIRECTORS OF MIRANT HAS NOT AT THIS TIME TAKEN ANY CORPORATE ACTION APPROVING A BANKRUPTCY FILING.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Exchange Agent for the Exchange Offers is:

Deutsche Bank Trust Company Americas

The Information Agent for the Exchange Offers
and Voting Agent for the solicitation of
acceptances of the Plan of Reorganization is:

Innisfree M&A Incorporated

     See “Risk Factors” beginning on page 28 for a discussion of risks you should consider before tendering your Exchange Offer Securities or voting on the Plan of Reorganization.

The date of this Second Amended Offering Circular and Disclosure Statement is June 30, 2003.

     This solicitation of acceptances of the Plan of Reorganization is being conducted to obtain sufficient acceptances of the Plan of Reorganization prior to the filing of a voluntary case under Chapter 11 of the United States Bankruptcy Code. Because no Chapter 11 case has yet been commenced, this Offering Circular and Disclosure Statement has not been approved by the Bankruptcy Court as containing adequate information within the meaning of section 1125(a) of the Bankruptcy Code. The Board of Directors of Mirant has not at this time taken any action approving a bankruptcy filing.

      This Offering Circular and Disclosure Statement constitutes neither an offer to exchange nor a solicitation of consents or acceptances in any jurisdiction in which, or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable federal securities or state securities laws. The delivery of this Offering Circular and Disclosure Statement shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or any attachments hereto or in the affairs of Mirant or any of its subsidiaries since the date hereof.

      Prior to tendering Exchange Offer Securities, or voting on the Plan of Reorganization, Noteholders, Mirant Bank Lenders and the MAEM Lender are encouraged to read and consider carefully this entire Offering Circular and Disclosure Statement, including the Plan of Reorganization annexed hereto as Appendix I and the matters described in this Offering Circular and Disclosure Statement, the Letter of Transmittal and the Ballot.

      In making a decision in connection with the Exchange Offers or the Plan of Reorganization, Noteholders, Mirant Bank Lenders and the MAEM Lender must rely on their own examination of Mirant and the terms of the Exchange Offers, the Restructuring Transactions and the Plan of Reorganization, including the merits and risks involved. Noteholders, Mirant Bank Lenders and the MAEM Lender should not construe the contents of this Offering Circular and Disclosure Statement as providing any legal, business, financial or tax advice. Each Noteholder should consult with its own legal, business, financial and tax advisors with respect to any such matters concerning this Offering Circular and Disclosure Statement, the Exchange Offers, the Plan of Reorganization and the Restructuring Transactions contemplated thereby.

      Mirant is relying on section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”) to exempt the Exchange Offers from the registration requirements of the Securities Act with respect to the exchange of the Exchange Offer Securities for the New Secured Notes, Warrants and cash. Mirant is also relying on section 18(b)(4)(C) of the Securities Act to exempt the Exchange Offers and the solicitation of acceptances of the Plan of Reorganization from state securities law requirements.

NOTICE TO NEW HAMPSHIRE RESIDENTS

      Neither the fact that a registration statement or an application for a license has been filed under chapter 421-b of the New Hampshire revised statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State that any document filed under chapter 421-b is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

i

FORWARD-LOOKING STATEMENTS

      The information presented in this Offering Circular and Disclosure Statement includes forward-looking statements in addition to historical information. These statements involve known and unknown risks and relate to future events, our future financial performance or our projected business results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “targets,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements are only predictions. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those contained in the section entitled “Risk Factors” and other sections of this Offering Circular and Disclosure Statement, including the documents incorporated by reference herein. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We expressly disclaim a duty to update any of the forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”). Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We also furnish to our stockholders annual reports, which include financial statements audited by our independent certified public accountants, and other reports which the law requires us to send to our stockholders. The public may read and copy any reports, proxy statements, or other information that Mirant files at the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available at the web site maintained by the SEC at “http://www.sec.gov.”

      Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “MIR.” You can inspect and copy reports, proxy statements and other information about us at the NYSE’s offices at 20 Broad Street, New York, New York 10005.

      We have appointed Innisfree M&A Incorporated as the Information Agent for the Exchange Offers and as the Voting Agent for the solicitation of acceptances of the Plan of Reorganization. All inquiries relating to the Exchange Offers or the Plan of Reorganization should be directed to the Information Agent at the telephone numbers and address set forth below or on the back cover of this Offering Circular and Disclosure Statement.

The Information Agent for the Exchange Offers and the Voting Agent for the solicitation of acceptances of the Plan of Reorganization is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor
New York, New York 10022

Banks and Brokers Call Collect: (212) 750-5833

or
All Others Call Toll Free: (877) 750-2689

      All completed Ballots should be sent to the Voting Agent at the address set forth above or on the back cover of this Offering Circular and Disclosure Statement.

      We have appointed Deutsche Bank Trust Company Americas as the Exchange Agent for the Exchange Offers (the “Exchange Agent”). All completed Letters of Transmittal and Agent’s Messages should be directed to the Exchange Agent at one of the addresses set forth below or on the back cover of this Offering Circular and Disclosure Statement. All questions regarding the procedures for tendering in the Exchange Offers and requests for assistance in tendering your Exchange Offer Securities should also be directed to the Exchange Agent at one of the telephone numbers and addresses set forth below or on the back cover of this Offering Circular and Disclosure Statement.

ii

Delivery To: Deutsche Bank Trust Company Americas, Exchange Agent for the Exchange Offers

By Regular or Certified Mail:	By Hand:	By Overnight Mail or Courier:
DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, TN 37229-2737	Deutsche Bank Trust Company Americas c/ o The Depository Trust Clearing Corporation 55 Water Street, 1st Floor Jeannete Park Entrance New York, NY 10041	DB Services Tennessee, Inc. Corporate Trust & Agency Services Reorganization Unit 648 Grassmere Park Road Nashville, TN 37211 Attention: Karl Shepard
To Confirm by Telephone or for Information Call:		By Facsimile (Eligible Guarantor Institutions Only):

(800) 735-7777		(615) 835-3701

      Delivery of a Letter of Transmittal or Agent’s Message to an address other than the address listed above or on the back cover of this Offering Circular and Disclosure Statement or transmission of instructions by facsimile other than as set forth above is not valid delivery of the Letter of Transmittal or Agent’s Message.

      Requests for additional copies of this Offering Circular and Disclosure Statement, any of the documents incorporated by reference herein, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed either to the Exchange Agent or the Information Agent at the respective telephone numbers and addresses listed above or on the back cover of this Offering Circular and Disclosure Statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

      Certain information that we have filed with the SEC is “incorporated by reference” herein, which means that we are disclosing important information to you by referring you to the documents in which the information appears. The information incorporated by reference is an important part of this Offering Circular and Disclosure Statement, and information that we may file later with the SEC will automatically update and supersede the information in this Offering Circular and Disclosure Statement.

      The following documents previously filed with the SEC are incorporated in this Offering Circular and Disclosure Statement by reference:

1. Mirant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (our “2002 Annual Report on Form 10-K”);

2. Mirant’s Proxy Statement on Schedule 14A relating to the 2002 Annual Meeting of Stockholders of Mirant (our “2002 Annual Meeting Proxy Statement”); and

3. Mirant’s Current Reports on Form 8-K dated February 12, 2003, June 2, 2003 and June 20, 2003.

      We have previously provided you with copies of our 2002 Annual Report on Form 10-K and our 2002 Annual Meeting Proxy Statement.

      In addition to the foregoing, all reports and other documents filed by Mirant pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Offering Circular and Disclosure Statement and prior to the Expiration Date shall be deemed to be incorporated herein by reference and to be a part hereof from the dates of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offering Circular and Disclosure Statement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular and Disclosure Statement. To the extent required by the Exchange Act, we will supplement or amend the information described in this Offering Circular and Disclosure Statement.

iii

SUMMARY OVERVIEW AND Q&A

Overview of Restructuring Transactions

      Mirant is a holding company with approximately $8.9 billion of consolidated public and private indebtedness as of December 31, 2002. One of its indirect wholly-owned subsidiaries, MAG, currently has outstanding approximately $2.8 billion of public and private indebtedness for borrowed money. Virtually all of Mirant’s tangible assets are owned by direct and indirect subsidiaries of Mirant and MAG. MAEM is one of Mirant’s primary commodity trading subsidiaries and is one of the leading electricity and gas marketers in the United States markets.

      Mirant, MAG and MAEM face significant debt maturities over the next three years. Normally, Mirant, MAG and MAEM would expect to refinance this debt as it matures in the ordinary course in a manner that would not jeopardize their ability to conduct their businesses prudently or put into question their ability to repay all creditors in full and enhance value for stockholders.

      For a variety of reasons described in greater detail in this Offering Circular and Disclosure Statement, including reductions in our credit rating, losses associated with our operational restructuring and factors affecting our industry generally, Mirant is not currently able to refinance, on an unsecured basis, the $1.125 billion of unsecured bank debt that matures on July 15, 2003. Mirant’s Board of Directors (the “Board”) believes it would be imprudent and subject the rights of its, MAG’s and MAEM’s creditors to unacceptable risks to pledge substantially all of its available collateral to achieve a refinancing solely of its shortest maturing indebtedness. The Board does believe, however, that over a five-year period both the business of Mirant, MAG and MAEM and the economic conditions will recover so as to permit each of them to repay their respective creditors in full. The basis for this belief is summarized in Mirant’s Five-Year Projections, described in this Offering Circular and Disclosure Statement and set forth in Annex C to this Offering Circular and Disclosure Statement (the “Five-Year Projections”). We refer you to the description in Annex C of the principal assumptions used in preparing the Five-Year Projections and the discussion of lower projected liquidity for the third quarter of 2003, as compared to the Five-Year Projections, in “Risk Factors — Risks Related to Our Business — We may not achieve the earnings or liquidity set forth in the Five-Year Projections.”

      To achieve the Five-Year Projections, Mirant, MAG and MAEM are requesting their private and public creditors whose funded indebtedness matures on or before May 1, 2006 to extend the maturity dates of their obligations to July 15, 2008. Mirant has been negotiating with a consortium of lenders, described in Annex G to this Offering Circular and Disclosure Statement (the “Mirant Bank Lenders”), who, as of December 31, 2002, have committed a total of approximately $2.7 billion to Mirant under various credit facilities (the “Mirant Bank Debt”), and are owed approximately $237 million under the Turbine Facility, as defined herein, which has been guaranteed by Mirant (the “Turbine Debt”). As part of the Mirant Bank Debt, the Mirant Bank Lenders have issued approximately $1.03 billion of letters of credit that support the operations of Mirant and its subsidiaries and which, as of June 25, 2003, are outstanding and undrawn. MAG also has been negotiating with a consortium of lenders described in Annex G to this Offering Circular and Disclosure Statement (the “MAG Bank Lenders”) who are owed approximately a total of $300 million by MAG under two credit facilities (the “MAG Bank Debt”). MAEM has been negotiating with the lender described in Annex G to this Offering Circular (the “MAEM Lender” and, together with the Mirant Bank Lenders and the MAG Bank Lenders, the “Bank Lenders”) who, as of December 31, 2002, are owed approximately $211 million under the Commodity Prepay Facility, as defined herein (the “Commodity Prepay Debt” and, together with the Mirant Bank Debt, the Turbine Debt and the MAG Bank Debt, the “Bank Debt”), which has been guaranteed by Mirant.

      The terms Mirant is offering to the Bank Lenders are described in this Offering Circular and Disclosure Statement; however, no agreement has been reached with these lenders. On May 30, 2003, the two agents for the Mirant Bank Debt and the Turbine Debt, Citibank, N.A. (“Citibank”) and Credit Suisse First Boston (together, the “Mirant Bank Agents”), sent a letter to the Board in which they stated that they “will not support and will recommend to [their] respective syndicates that they not support, any out-of-court restructuring that would provide for the sharing of first liens between bank lenders and bondholders.” While Mirant expects that negotiations will continue, in light of the Mirant Bank Agents’ position, no assurance can be given that any agreement will be reached with the lenders under the Mirant Bank Debt and the Turbine Debt prior to July 15, 2003.

      Although Mirant and MAG have been discussing these Exchange Offers and the MAG Exchange Offer (as defined herein) with representatives of ad hoc committees of Mirant (the “Mirant Noteholder Committee”) and MAG noteholders, only the Mirant Noteholder Committee has endorsed the Exchange Offers. The ad hoc committee of MAG noteholders has communicated its view that the Restructuring Transactions improperly favor Mirant creditors to the detriment of the MAG creditors and commenced a related lawsuit.

      A steering committee of the Mirant Noteholder Committee, which had agreed to become restricted and with which Mirant had been negotiating, advised us on June 26, 2003, that it supported the Restructuring Transactions as described in this Offering Circular and Disclosure Statement and would recommend to the members of the entire Mirant Noteholder Committee that they tender their Exchange Offer Securities and vote in favor of the Plan of Reorganization. On June 27, 2003, representatives of the Mirant Noteholder Committee advised us that members of the Mirant Noteholder Committee holding an aggregate of approximately 66 2/3% of the total outstanding Exchange Offer Securities (including, for such purposes, TIERS, as defined herein) had indicated to the Mirant Noteholder Committee that they supported the Restructuring Transactions and intended to tender their Exchange Offer Securities and vote in favor of the Plan of Reorganization.

      It is Mirant’s hope that the terms of the Mirant Secured Credit Facility, the MAG Secured Credit Facility and the MAEM Credit Facility (see “Description of Certain Other Indebtedness — The Out-of-Court Alternative: Restructured Credit Facilities” and Annex A to this Offering Circular and Disclosure Statement), as they may be further modified, will be acceptable to all Bank Lenders, and that the terms proposed in these Exchange Offers, as they may be further modified, will be acceptable to enough holders of Exchange Offer Securities to satisfy the Minimum Tender Condition. Accomplishing the Restructuring Transactions in this manner is referred to as the “Out-of-Court Alternative.” If this does not occur, Mirant may seek to accomplish the Restructuring Transactions by means of a prepackaged Plan of Reorganization pursuant to Chapter 11 of the United States Bankruptcy Code. If the proposed terms of the Restructuring Transactions are acceptable to a sufficient number of one or more of Mirant Bank Lenders, the MAEM Lender or Noteholders but not each of them, Mirant may seek to accomplish the Restructuring Transactions by utilizing the “cramdown” provisions of section 1129(b) of the Bankruptcy Code. Accomplishing the Restructuring Transactions under the Plan of Reorganization is referred to as the “In-Court Alternative.” Mirant currently anticipates that if it is unable to accomplish the Restructuring Transactions as described above, it will seek to reorganize its capital structure under the protection of Chapter 11 of the Bankruptcy Code.

Recent Legal Proceedings

      On June 10, 2003, certain holders of senior MAG notes maturing after 2006 (“Plaintiffs”) filed a complaint in the Court of Chancery of the State of Delaware, which named as defendants Mirant, Mirant Americas, Inc. (“Mirant Americas”), MAG, certain past and present Mirant directors, and certain past and present MAG managers (“Defendants”). Among other claims, Plaintiffs assert that the Exchange Offers and the MAG Exchange Offer result from a breach of fiduciary duties allegedly owed to them by Mirant, Mirant Americas and MAG managers, and that the Exchange Offers and the MAG Exchange Offer will, if consummated, constitute fraudulent conveyances. For a more detailed discussion of the suit, see “The Restructuring Transactions — Recent Legal Proceedings.”

      On June 13, 2003, Plaintiffs asked the Court to schedule a hearing with respect to their motion to preliminarily enjoin the consummation of the Exchange Offers and the MAG Exchange Offer. The Court refused Plaintiffs’ requested schedule, effectively denying their motion for preliminary injunctive relief, subject to receiving written confirmation from Mirant and MAG that (i) there has been sufficient public disclosure made regarding the possibility that these liens may be set aside by the Court at a later date if Plaintiffs succeed in their challenges and (ii) that a trustee or some similar agent for the holders of the New Secured Notes will be subject to the Chancery Court’s jurisdiction and can bind the Noteholders to any judgment issued by the Chancery Court setting aside the liens. Mirant and MAG sent such written confirmation to the Court, which approved its contents on June 18, 2003, and set this matter for trial in November or December 2003.

      Mirant and MAG believe that Plaintiffs’ claims are meritless, and intend to defend this action vigorously.

Potential Questions You May Have

      The following are some of the questions that you may have as a Noteholder, a Mirant Bank Lender or the MAEM Lender and answers to those questions.

What is Mirant asking Noteholders, Mirant Bank Lenders and the MAEM Lender to do?

      We are requesting that the Noteholders do the following:

•	exchange each $1,000 principal amount of their outstanding Exchange Offer Securities for $1,000 principal amount of New Secured Notes, $5.00 in cash, and Warrants to purchase 22.47 shares of Mirant common stock, as described in this Offering Circular and Disclosure Statement; and

•	vote in favor of the Plan of Reorganization that is intended to provide substantially the same consideration to Noteholders as they would otherwise receive in the Exchange Offers.

      We are requesting that the Mirant Bank Lenders and the MAEM Lender vote in favor of the Plan of Reorganization.

Who is making the Exchange Offers?

      The Exchange Offers are being made by Mirant. Mirant is an international energy company that produces and sells electricity in the United States, the Philippines and the Caribbean. As of December 31, 2002, Mirant owned or controlled more than 21,800 MW of electric generating capacity around the world and expects to complete construction of approximately 990 MW of generating capacity by December 2003. In North America, Mirant also controlled access to approximately 3.1 billion cubic feet per day of natural gas production, more than 2.1 billion cubic feet per day of natural gas transportation and almost 13.4 billion cubic feet of natural gas storage as of December 31, 2002. In addition, in North America Mirant uses derivative financial instruments primarily to hedge and optimize its assets and it may also take proprietary commodity positions. In the Philippines, most of Mirant’s generation output is sold under long-term contracts. Mirant’s operations in the Caribbean include fully integrated electric utilities, which generate power sold to residential, commercial and industrial customers.

      Mirant is a Delaware corporation. Mirant’s principal executive offices are located at 1155 Perimeter Center West, Suite 100, Atlanta, Georgia 30338. Our main phone number is (678) 579-5000. For further information concerning Mirant, please see the section of this Offering Circular and Disclosure Statement captioned “Where You Can Find More Information.”

What securities are sought in the Exchange Offers?

      We are offering to acquire (i) all of our currently outstanding 2.5% Convertible Debentures due 2021 and (ii) all of our currently outstanding 7.4% Senior Notes due 2004, in exchange for New Secured Notes due 2008, cash and Warrants to purchase Mirant common stock. The Exchange Offers are subject to our right to extend, terminate or amend either or both Exchange Offers in our sole and absolute discretion. As of the date of this Offering Circular and Disclosure Statement, $750 million aggregate principal amount of Convertible Debentures was outstanding and $200 million aggregate principal amount of Senior Notes was outstanding. Approximately $344 million of the Convertible Debentures are held as the underlying trust assets of the TIERS Fixed Rate Certificates Trust Series 2001-14, described more fully in the section of this Offering Circular and Disclosure Statement captioned “The Restructuring Transactions — TIERS Trust Structure.”

Mirant has purchased and currently holds approximately $83 million of the TIERS (as defined herein), which it will credit toward the Minimum Tender Condition. For more information regarding the terms of the Exchange Offers, please see the section of this Offering Circular and Disclosure Statement captioned “The Exchange Offers.”

What consideration is Mirant offering to issue in exchange for the Exchange Offer Securities?

      We are offering to issue $1,000 principal amount of New Secured Notes, $5.00 cash and Warrants to purchase 22.47 shares of Mirant common stock in exchange for each $1,000 principal amount of (i) Convertible Debentures and (ii) Senior Notes that are properly tendered and not withdrawn in the Exchange Offers. If 100% of the outstanding Exchange Offer Securities are exchanged in the Exchange Offers, Mirant will issue $867 million aggregate principal amount of New Secured Notes Warrants to purchase up to 19,479,048 shares of Mirant common stock and cash in the aggregate amount of $4,335,000, which reflects our ownership of $83 million of TIERS.

      We will issue the New Secured Notes under an indenture (the “New Secured Notes Indenture”) between a trustee to be appointed by Mirant (the “New Secured Notes Trustee”) and Mirant. For more information regarding the New Secured Notes we propose to give you, please see the section of this Offering Circular and Disclosure Statement captioned “Description of the New Secured Notes.”

      The Warrants will be issued under a form of warrant agreement between us and a warrant agent to be appointed by Mirant (the “Warrant Agreement”). The Warrants will be exercisable for seven (7) years at an exercise price equal to 120% of the average closing price of Mirant common stock as quoted on the NYSE for the thirty (30) consecutive trading days ending six (6) months after the closing of the Restructuring Transactions. For more information regarding the rights, preferences and privileges associated with the Warrants we propose to give you, please see the section of this Offering Circular and Disclosure Statement captioned “Description of the Warrants.”

What Collateral will be securing the New Secured Notes?

      If delivered under the Exchange Offers, the New Secured Notes will be secured on a second priority basis by a lien on substantially all of the tangible and intangible assets of the Grantor Subsidiaries, including certain real property and, subject to certain limitations, a pledge of 100% or 65% of the equity interests in certain indirect subsidiaries of Mirant, in each case owned directly by Grantor Subsidiaries, junior only to the liens granted under the MAG Secured Credit Facility, the Mirant Term A Facility, the Mirant Liquidity Facility and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of the indebtedness secured by a first lien exceed $1.1 billion. The liens granted to the holders of the New Secured Notes will be shared equally and ratably with our lenders under the Mirant Revolving Facility and the Mirant Term B Facility and the holders of the MAEM Secured Guaranty, the trustee under the indenture governing the New MAG Notes (for the benefit of holders of the New MAG Notes) and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by a second lien exceed $3.95 billion. If the Exchange Offers are effectuated under the Plan of Reorganization, the liens securing the New Secured Notes will be subordinated to the liens granted to the lenders under the MAG Secured Credit Facility, the Mirant Exit Facility and certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by a first lien exceed $1.1 billion. For more information regarding the Collateral (as defined herein), please see the section of this Offering Circular and Disclosure Statement captioned “—Summary of the Restructuring Transactions—Summary Description of Collateral.”

Why is Mirant making the Exchange Offers?

      Beginning in 2001, a number of external forces began to affect our financial condition and results of operations, including the global recession, excess generation capacity, mild weather, low commodity prices and low price volatility in North America, the collapse of Enron, which significantly decreased investor confidence in the competitive energy sector, and the sudden and unexpected downgrade of our credit rating on December 19, 2001 by Moody’s, which increased our cost of capital and the amount of collateral required to support our trading business. In response, we have developed a strategic plan that we believe will enable us to manage the current downturn in the wholesale power industry, improve our liquidity position and strengthen our long-term viability. Over the course of the last year, we implemented steps to improve our results of operations and enhance our liquidity, including engaging in sales of non-core assets, reducing planned capital spending, cutting overall operating expenses and reducing physical gas volumes and associated working capital.

      At June 20, 2003, we had approximately $1.4 billion of cash; however, we face approximately $4.5 billion of near-term debt repayment. Based upon our projected cash flow, existing liquidity and scheduled debt maturities, we are unlikely to be able to meet our ongoing debt repayment obligations as currently scheduled without pledging substantially all of our unencumbered assets. To address these timing issues, we are undertaking the Restructuring Transactions, including the Exchange Offers. The Restructuring Transactions are intended to benefit us by allowing for adequate liquidity and extending the maturity of that portion of our debt that would otherwise mature on or prior to May 1, 2006.

What will Noteholders who elect not to tender their Exchange Offer Securities be entitled to upon consummation of the Exchange Offers?

      Non-tendering Noteholders will be entitled to regularly scheduled payments of principal and interest on their Exchange Offer Securities, but they will not be entitled to receive any consideration in the form of the New Secured Notes, cash or Warrants being delivered to the Noteholders who participate in the Exchange Offers or have the benefit of the Collateral being provided to secure the New Secured Notes. We expect that the trading market for the Exchange Offer Securities will be illiquid (for example, the Convertible Debentures are currently held of record by fewer than 60 holders) and unless the Minimum Tender Condition is waived, at least 85% of the aggregate principal amount of the Exchange Offer Securities will have been exchanged in order for the Exchange Offers to have occurred. In addition, if the Minimum Tender Condition is not satisfied or waived by the Expiration Date, and our Board determines to consummate the Restructuring Transactions through the In-Court Alternative, we will seek to confirm the Plan of Reorganization. Confirmation of the Plan of Reorganization, in its current form, will bind all holders of Exchange Offer Securities (regardless of whether they tendered their Exchange Offer Securities pursuant to the Exchange Offers) to their treatment thereunder, including the cancellation of the Exchange Offer Securities and receipt of their pro rata share of the New Secured Notes, cash, and Warrants. For more information regarding these alternatives, please see the section of this Offering Circular and Disclosure Statement captioned “What Are the Differences between the Exchange Offers and the Plan of Reorganization?”

What is the recommendation of the Board?

      Our Board has recommended that Noteholders accept the Exchange Offers and that Noteholders, Mirant Bank Lender and MAEM Lender vote in favor of the Plan of Reorganization. In making this recommendation, the Board carefully considered, among other things, the alternatives available to refinance our short-term indebtedness, the risks that various alternatives would pose to our ability to repay our creditors in full and the disruption to our business and related loss of value that could result from a bankruptcy filing other than the prepackaged Plan of Reorganization. After reviewing and testing the Five-Year Projections prepared by our management, the Board concluded that the Five-Year Projections were both reasonable and achievable and that, therefore, the Restructuring Transactions, including the Exchange Offers, represented the best alternative available to satisfy all of Mirant’s and its subsidiaries’ obligations in full. For more information regarding our Board’s recommendation of the Exchange Offers, please see the section of this Offering Circular and Disclosure Statement captioned “The Exchange Offers — Recommendation of the Board of Directors.” In addition, we refer you to the description of the principal assumptions used in the preparation of the Five-Year Projections in Annex C and the discussion of lower projected liquidity for the third quarter of 2003, compared to the Five-Year Projections, in “Risk Factors — Risks Related to Our Business — We may not achieve the earnings or liquidity set forth in the Five-Year Projections.”

What risks should Noteholders consider in deciding whether or not to tender their Exchange Offer Securities?

      In deciding whether to exchange the Exchange Offer Securities for New Secured Notes, cash, and Warrants, Noteholders should consider carefully the discussion of risks and uncertainties affecting our business described in the section of this Offering Circular and Disclosure Statement captioned “Risk Factors” and the section of our 2002 Annual Report on Form 10-K captioned “Factors That Could Affect Future Performance,” which is incorporated herein by reference. A copy of our 2002 Annual Report on Form 10-K was previously sent to you.

Will Noteholders give up any legal rights by tendering their Exchange Offer Securities?

      Yes. By tendering their Exchange Offer Securities in the Exchange Offers, Noteholders will be deemed to have released and waived any and all claims such Noteholders, their successors and their assigns have or may have had against:

•	Mirant, its subsidiaries, its affiliates and its stockholders, and

•	the directors, officers, employees, attorneys, accountants, advisors, agents and representatives, in each case whether current or former, of Mirant, its subsidiaries, its affiliates and its stockholders, arising from, related to, or in connection with, such Noteholder’s acquisition or ownership of the Exchange Offer Securities, whether those claims arise under federal or state securities laws or otherwise. For more information regarding the release of these legal claims, please see the section of this Offering Circular and Disclosure Statement captioned “The Exchange Offers — Release of Legal Claims by Noteholders.”

Can Noteholders transfer the New Secured Notes and Warrants to third parties?

      The Exchange Offers are being extended to Noteholders in reliance on the exemption from registration provided by section 3(a)(9) of the Securities Act. As a result, the New Secured Notes we issue to Noteholders in exchange for the Exchange Offer Securities will have the same character, with respect to transferability, as do the Exchange Offer Securities Noteholders are exchanging. Accordingly, unless Noteholders are an affiliate of Mirant, Noteholders should be able to transfer the New Secured Notes without any further registration under the Securities Act.

      The Warrants we propose to give you are freely transferable but may not be exercised until a registration statement with respect to the underlying common stock is filed with and declared effective by the SEC. We will use our commercially reasonable efforts to maintain the effectiveness of a registration statement on Form S-3 with respect to the Warrants and the underlying Mirant common stock until the earlier of the date that all of the Warrants have been exercised and the seventh anniversary following the closing of the Restructuring Transactions.

Will the New Secured Notes and Warrants be listed for trading?

      The New Secured Notes and Warrants are not listed for trading on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association and we do not intend to apply for either listing or quotation. For more information regarding the trading markets for the New Secured Notes and Warrants we propose to give Noteholders, please see the section of this Offering Circular and Disclosure Statement captioned “Risk Factors — Risks of the New Secured Notes and Warrants — Holders of the New Secured Notes and Warrants may not be able to sell the New Secured Notes and Warrants when they want and, if they do, they may not be able to receive the price they want.”

What will be the U.S. Federal Income Tax consequences to Noteholders of the Exchange Offers?

      Certain United States federal income tax consequences to Noteholders of the Exchange Offers are described in this Summary Overview and Q&A under the caption “Certain U.S. Federal Income Tax

Considerations” and in the section of this Offering Circular and Disclosure Statement captioned “Certain United States Federal Income Tax Consequences.”

      Exchanging holders are strongly urged to consult their own tax advisors regarding the United States federal, state, local and any foreign tax consequences of the Exchange Offers, whether consummated under the Out-of-Court Alternative or the In-Court Alternative.

Will Mirant receive any cash proceeds from the Exchange Offers?

      No. We will not receive any cash proceeds from the Exchange Offers.

What are the conditions to the Exchange Offers?

      The Exchange Offers are subject to customary conditions, which we may assert or waive. The Exchange Offers are conditioned upon the exchange of at least 85% of the outstanding aggregate principal amount of the Exchange Offer Securities. The Exchange Offers are also subject to our concurrent entry into the Mirant Secured Credit Facility, which will refinance the Mirant Bank Debt and the Turbine Facility, the entry by MAG into the MAG Secured Credit Facility which will refinance the MAG Bank Debt, and the entry by MAEM into the MAEM Credit Facility which will refinance the Commodity Prepay Debt. If any of these conditions is not satisfied, we will not be obligated to accept any properly tendered Exchange Offer Securities for exchange. In addition, we may decide to terminate the Exchange Offers for any reason or no reason and not accept for exchange any tendered Exchange Offer Securities. For more information regarding the conditions to the Exchange Offers, please see the section of this Offering Circular and Disclosure Statement captioned “The Exchange Offers — Conditions to the Completion of the Exchange Offers.” Approximately $344 million of the Convertible Debentures are subject to a trust which has issued certificates of beneficial interest. See “— Summary of the Restructuring Transactions — TIERS Trust Structure Summary.” We currently own approximately $83 million of such certificates (the “Owned TIERS”). We will credit the Owned TIERS, as well as any additional certificates we may acquire, toward the Minimum Tender Condition.

How long do Noteholders have to decide whether to tender in the Exchange Offers?

      Noteholders will have until 12:00 midnight, New York City time, on July 14, 2003 to decide whether to tender their Exchange Offer Securities in the Exchange Offers. If Noteholders cannot deliver the certificates for the Exchange Offer Securities and other documents required to make a valid tender by that time, they may be able to use a guaranteed delivery procedure, which is described later in this Offering Circular and Disclosure Statement. For more information regarding the time period for tendering Noteholders’ Exchange Offer Securities, please see the section of this Offering Circular and Disclosure Statement captioned “The Exchange Offers — Procedures for Tendering Exchange Offer Securities in the Exchange Offers.”

Can the Exchange Offers be extended or amended and under what circumstances?

      We can elect to extend either or both of the Exchange Offers in our sole and absolute discretion, and we expressly reserve the right to do so. We may extend the Convertible Debentures Exchange Offer without extending the Senior Notes Exchange Offer, and vice versa. During any extension of the Exchange Offers, all Exchange Offer Securities previously tendered and not withdrawn will remain subject to the Exchange Offers and we may accept them for exchange. In addition, we expressly reserve the right to amend either or both Exchange Offers, and not accept any Exchange Offer Securities, for any of the reasons described in the section of this Offering Circular and Disclosure Statement captioned “The Exchange Offers — Conditions to the Completion of the Exchange Offers” or for any or no reason within our sole and absolute discretion. For more information regarding our right to extend the Exchange Offers, please see the section of this Offering Circular and Disclosure Statement captioned “The Exchange Offers — Expiration Date; Extensions; Amendments.”

How will Noteholders be notified if the Exchange Offers are extended?

      If we extend either or both Exchange Offers, we will issue a press release or another form of public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Exchange Offers.

How do Noteholders tender their Exchange Offer Securities and how do Noteholders, Mirant Bank Lenders and the MAEM Lender vote on the Plan of Reorganization?

      To tender their Exchange Offer Securities, Noteholders must deliver the certificates representing their Exchange Offer Securities, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Exchange Agent, not later than the Expiration Date. If their Exchange Offer Securities are held in street name — that is, through a broker, dealer or other nominee — the Exchange Offer Securities can be tendered by the Noteholder’s nominee through The Depository Trust Company (“DTC”). If a Noteholder cannot provide the Exchange Agent with all required documents prior to the Expiration Date, such Noteholder may obtain additional time to do so by submitting a Notice of Guaranteed Delivery to the Exchange Agent, which must be certified by a broker, bank or other fiduciary that is a member of the Securities Transfer Agent Medallion Program or another eligible institution guarantee. Such Noteholder must also guarantee that these items will be received by the Exchange Agent within three New York Stock Exchange trading days. For such Noteholder’s tender to be valid, however, the Exchange Agent must receive the missing items within that three trading-day period. For more information regarding the procedures for tendering Exchange Offer Securities, please see the section of this Offering Circular and Disclosure Statement captioned “The Exchange Offers — Procedures for Tendering Exchange Offer Securities in the Exchange Offers.”

      In addition, Noteholders, Mirant Bank Lenders and the MAEM Lender should vote on the Plan of Reorganization by submitting the enclosed ballot (the “Ballot”) to the Voting Agent in accordance with the delivery instructions set forth on the back page of this Offering Circular and Disclosure Statement and the voting instructions included in the Ballot.

Until when can a Noteholder withdraw previously tendered Exchange Offer Securities?

      Noteholders can withdraw previously tendered Exchange Offer Securities at any time until the Exchange Offers have expired and, if we have not agreed to accept their Exchange Offer Securities for exchange by the Expiration Date, they can withdraw them at any time after that date until we do accept their Exchange Offer Securities for exchange.

How does a Noteholder withdraw previously tendered Exchange Offer Securities and/or how does a Noteholder, a Mirant Bank Lender or the MAEM Lender change its vote on the Plan of Reorganization?

      To withdraw previously tendered Exchange Offer Securities, a Noteholder must deliver a written notice of withdrawal, or a facsimile of one, to the Exchange Agent, with all information required by the notice of withdrawal completed, while such Noteholder still has the right to withdraw the Exchange Offer Securities. For more information regarding the procedures for withdrawing tendered Exchange Offer Securities, please see the section of this Offering Circular and Disclosure Statement captioned “The Exchange Offers — Withdrawal of Tenders.” To change your vote on the Plan of Reorganization, you must request another Ballot from the Voting Agent and deliver a new superseding Ballot to the Voting Agent according to the procedures set forth on the back cover of this Offering Circular and Disclosure Statement. To revoke your vote on the Plan of Reorganization, you must submit a written request for withdrawal to the Voting Agent at the address on the back cover of this Offering Circular and Disclosure Statement so it is received before the voting deadline set forth herein.

When will Noteholders receive the Exchange Consideration in exchange for their Exchange Offer Securities?

      Subject to the satisfaction or waiver of all conditions to the Exchange Offers, and assuming we have not previously elected to terminate the Exchange Offers for any reason or no reason, in our sole and absolute discretion, we will accept for exchange all Exchange Offer Securities that are properly tendered and not withdrawn prior to the Expiration Date. Promptly following this date, the New Secured Notes, cash, and Warrants will be delivered in exchange for all Exchange Offer Securities that are properly tendered and not withdrawn. For more information regarding our obligation to issue the Exchange Consideration in exchange for tendered Exchange Offer Securities, please see the section of this Offering Circular and Disclosure Statement captioned “The Exchange Offers — Acceptance of Exchange Offer Securities for Exchange; Delivery of the Exchange Consideration.”

What happens if a Noteholder’s Exchange Offer Securities are not accepted for exchange?

      If we decide for any reason not to accept any Exchange Offer Securities for exchange, we will return the Exchange Offer Securities to the registered holder thereof at our expense promptly after the expiration or termination of the Exchange Offers. In the case of Exchange Offer Securities tendered by book-entry transfer into the Exchange Agent’s account at DTC, as described above, DTC will credit any withdrawn or unaccepted Exchange Offer Securities to the tendering holder’s account at DTC. For more information regarding the withdrawal of tendered Exchange Offer Securities, please see the sections of this Offering Circular and Disclosure Statement captioned “The Exchange Offers — Procedures for Tendering Exchange Offer Securities in the Exchange Offers” and “The Exchange Offers — Withdrawal of Tenders.”

Why is Mirant asking Noteholders to vote in favor of the Plan of Reorganization in addition to tendering their outstanding Exchange Offer Securities in the Exchange Offers?

      We have prepared the Plan of Reorganization as an alternate means to restructure our outstanding debt on terms that would result in substantially the same consideration to Noteholders as in the Exchange Offers. If the Minimum Tender Condition has not been satisfied or waived by the Expiration Date, we are not able to negotiate the Mirant Secured Credit Facility, the MAEM Credit Facility or the MAG Secured Credit Facility or we conclude that it would be more advantageous or expeditious to us, we may file a “prepackaged” bankruptcy case under Chapter 11 of the Bankruptcy Code. Neither the Mirant Bank Lenders nor the MAEM Lender is being asked to take any actions under the Exchange Offers; however, they are being asked to vote in favor of the Plan of Reorganization. No decision has been made at this time by Mirant’s Board of Directors to commence a bankruptcy case, however, and we reserve our right to pursue this and other strategic alternatives in the event the Exchange Offers are not consummated.

What are the differences between the Exchange Offers and the Plan of Reorganization?

      Noteholders will receive substantially the same consideration through the Plan of Reorganization as they would receive under the Exchange Offers. If the Exchange Offers are consummated under the Out-of-Court Alternative, all holders of Exchange Offer Securities who do not tender their securities will retain their Exchange Offer Securities and will be entitled to all interest and principal payments thereunder pursuant to their terms. If the Minimum Tender Condition is not satisfied by the Expiration Date or otherwise waived by Mirant and/or the Bank Lenders do not agree upon the terms of a refinancing of the Bank Debt, and the Board decides to commence a Chapter 11 case, Mirant will seek confirmation of the Plan of Reorganization. If the Plan of Reorganization is confirmed, all holders of claims in a class will receive the same treatment and will be bound by the terms of the Plan of Reorganization. A class is deemed to accept their treatment under a plan if 66 2/3% in principal amount and more than 50% in number of such voting claims to accept the plan. Because votes in favor of the Plan of Reorganization are being solicited prior to the filing of the bankruptcy case and none of Mirant’s creditors other than Noteholders, Mirant Bank Lenders and the MAEM Lender are being impaired or adversely affected by the Plan of Reorganization, if accepted by these classes of impaired creditors, a prepackaged bankruptcy case can be concluded very quickly — typically within sixty to ninety days. In the event that one impaired class has voted to accept the Plan of Reorganization but one or more classes have rejected the Plan of Reorganization, Mirant intends to seek confirmation under the “cramdown” provisions of section 1129(b) of the Bankruptcy Code.

If Mirant files for protection under Chapter 11 of the Bankruptcy Code, how will that affect its business?

      We are comprised of a large group of affiliated companies. If we commence a pre-packaged Chapter 11 case, we expect that several of our subsidiaries, not including MAG, would file petitions for relief under the Bankruptcy Code. Although our business operations should generally not be materially affected by a bankruptcy filing by Mirant or certain subsidiaries, there is a risk that the Chapter 11 filing could have a material adverse effect on our commodity trading operations, which are important both to our revenues and our overall operations. In turn, we may record material non-cash goodwill and other asset impairment charges relating to our North American business. Additionally, a bankruptcy filing could have other effects on our business. For example, our trading counterparties may cancel certain existing in-the-money contracts and hamper our ability to collect receivables as well as refuse to engage in future trading with us. For more information regarding this, please see “Risk Factors — Risks Related to Our Business — The commencement of a Chapter 11 case of Mirant and/or MAEM for the purpose of implementing a Plan of Reorganization may result in a number of adverse consequences” and Mirant’s Five-Year Projections described in Annex C attached to this Offering Circular and Disclosure Statement. It would be our intention to seek bankruptcy court approval to continue to operate the business of all of our operating subsidiaries in the ordinary course of business, including paying employees, trade creditors and certain other creditors according to normal terms. In addition, it would be our intention to seek bankruptcy court approval, to the extent required, to continue our cash management system enabling us to continue to move money between the filed and non-filed entities so that the businesses are not affected by the bankruptcy filing.

What votes are needed to approve the Plan of Reorganization?

      The Plan of Reorganization requires separate approval by each of the following classes:

•	the holders of the institutional claims, which consist of the Mirant Bank Lenders (other than the holder of Commodity Prepay Facility Guaranty Claims), as a single class;

•	the Noteholders as a single class;

•	the holder of Commodity Prepay Facility Claims against MAEM as a single class; and

•	the holder of Commodity Prepay Facility Guaranty Claims against Mirant as a single class.

      The Plan of Reorganization must be approved by holders of at least 66 2/3% in principal amount and more than 50% in number of each class of persons who vote on the Plan of Reorganization, voting together as a single class. Only votes that are actually cast are counted in determining whether these thresholds are met.

      If not every impaired class has voted to accept the Plan of Reorganization but one class has accepted, we would seek confirmation of the Plan of Reorganization under the “cramdown” provisions of section 1129(b) of the Bankruptcy Code.

Whom can Noteholders, Mirant Bank Lenders or the MAEM Lender talk to if they have questions about the Exchange Offers or voting on the Plan of Reorganization?

      If you have questions regarding the information in this Offering Circular and Disclosure Statement, the Exchange Offers generally, or voting on the Plan of Reorganization, please contact the Information Agent. If a Noteholder has questions regarding the procedures for tendering in the Exchange Offers or requires assistance in tendering their Exchange Offer Securities, please contact the Exchange Agent. If you would like additional copies of this Offering Circular and Disclosure Statement, our 2002 Annual Report on Form 10-K or our 2002 Annual Meeting Proxy Statement, copies of which are enclosed with this Offering Circular and Disclosure Statement, please contact either the Information Agent or the Exchange Agent.

      You can also contact Mirant by writing to us at the following address:

Mirant Corporation

1155 Perimeter Center West
Suite 100
Atlanta, Georgia 30338
Attention: Corporate Secretary
Phone number: (678) 579-5000

      If you would like more general information about Mirant, please visit our web site at http://www.mirant.com. The information on our web site is not a part of this Offering Circular and Disclosure Statement. In addition, please see the section of this Offering Circular and Disclosure Statement captioned “Where You Can Find More Information.”

Summary of the Restructuring Transactions

      The following summary highlights selected information from this Offering Circular and Disclosure Statement and may not contain all the information that Noteholders will need to make a decision regarding whether or not to tender their Exchange Offer Securities in the Exchange Offers and accept the Exchange Consideration that we propose to give them. This Offering Circular and Disclosure Statement includes specific terms of the Exchange Offers, including descriptions of the New Secured Notes and Warrants, descriptions of the Mirant Secured Credit Facility, the Mirant Term Loan Facility, the MAEM Credit Facility and the MAEM Secured Guaranty, as well as information regarding our business and some financial data. We encourage Noteholders, the Mirant Bank Lenders and the MAEM Lender to read this Offering Circular and Disclosure Statement and the documents to which we refer them carefully, including the discussion of risks and uncertainties affecting our business included in the section of this Offering Circular and Disclosure Statement captioned “Risk Factors.”

      The proposed Restructuring Transactions include: (i) these Exchange Offers, (ii) the entry into the Mirant Secured Credit Facility, (iii) the entry into the MAEM Credit Facility and (iv) the entry into the MAEM Secured Guaranty, all of which may be consummated via the Out-of-Court Alternative or through the Plan of Reorganization. In addition, MAG has commenced an offer to holders of MAG’s 7.625% Senior Notes due 2006 simultaneously herewith (the “MAG Exchange Offer”) and MAG contemplates concurrently entering into the MAG Secured Credit Facility.

     The Exchange Offers

      In the Exchange Offers, we are offering to exchange $1,000 principal amount of our New Secured Notes, $5.00 cash and Warrants to purchase 22.47 shares of Mirant common stock for each $1,000 principal amount of our Exchange Offer Securities. Under the Out-of-Court Alternative, the New Secured Notes will be secured by second priority liens on the Collateral (as defined below) junior only to the liens provided to the lenders under the MAG Secured Credit Facility, the Mirant Term A Facility, the Mirant Liquidity Facility and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by a first lien exceed $1.1 billion. The liens granted to holders of the New Secured Notes will be shared equally and ratably with the holders of the New MAG Notes, lenders under the Mirant Revolving Facility and the Mirant Term B Facility, the holders of the MAEM Secured Guaranty and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by a second lien exceed $3.95 billion. Under the In-Court Alternative, the liens securing the New Secured Notes will be junior to the liens of the lenders under the MAG Secured Credit Facility, the Mirant Exit Facility and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of the indebtedness secured by a first lien exceed $1.1 billion. The Exchange Offers are subject to our concurrent consummation of the other Restructuring Transactions, the entry by MAG into the MAG Secured Credit Facility, and our right to extend, terminate or amend the Exchange Offers in our sole and absolute discretion. As of the date of this Offering Circular and Disclosure Statement,

$750 million aggregate principal amount of Convertible Debentures was outstanding and $200 million aggregate principal amount of Senior Notes was outstanding. For more information regarding the terms of the Exchange Offers, please see the section of this Offering Circular and Disclosure Statement captioned “The Exchange Offers.”

     The MAG Exchange Offer

      The Exchange Offers are being made concurrently with an exchange offer by our indirect, wholly-owned subsidiary, MAG, in which MAG is offering to acquire all of its currently outstanding 7.625% Senior Notes due 2006 (the “Existing MAG Notes”) in exchange for its new 8.25% Senior Secured Notes due 2008 (the “New MAG Notes”). The New MAG Notes will also be secured by second priority liens on the Collateral that are equal and ratable with the lenders under the Mirant Revolving Facility and the Mirant Term B Facility, the holders of the MAEM Secured Guaranty, the holders of the New Secured Notes and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event shall the aggregate amount of the indebtedness secured by a second lien exceed $3.95 billion. Under the In-Court Alternative, the liens securing the New MAG Notes will be junior to the lenders under the MAG Secured Credit Facility, the Mirant Exit Facility and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of the indebtedness secured by a first lien exceed $1.1 billion. The MAG Exchange Offer is subject to our consummation of the other Restructuring Transactions, the entry by MAG into the MAG Secured Credit Facility and MAG’s right to extend, terminate or amend the MAG Exchange Offer in its sole and absolute discretion. As of the date of this Offering Circular and Disclosure Statement, the aggregate principal amount of Existing MAG Notes outstanding was $500 million.

     Restructured Credit Facilities

      Under the Out-of-Court Alternative, these Exchange Offers are also subject to our concurrent entry into a new senior secured credit facility (the “Mirant Secured Credit Facility”) with the Mirant Bank Lenders which will refinance the Mirant Bank Debt and the Turbine Facility. The Mirant Secured Credit Facility will consist of (i) a revolving letter of credit and working capital facility of up to $1.1 billion (the “Mirant Revolving Facility”), (ii) a term loan facility of up to $650 million (the “Mirant Term A Facility”) and (iii) a term loan facility of up to $1.175 billion (the “Mirant Term B Facility”). Concurrently, MAG will enter into a new secured term loan facility (the “MAG Secured Credit Facility”) with the MAG Bank Lender which will consist of a term loan facility of up to $300 million and will refinance MAG Bank Debt. In addition, MAEM will enter into a new term loan facility (the “MAEM Credit Facility”) with the MAEM Lenders which will consist of a term loan facility of up to $225 million and will refinance the Commodity Prepay Facility and Mirant will guaranty the obligations of MAEM under the MAEM Credit Facility (the “MAEM Secured Guaranty”). The MAEM Credit Facility will not be secured. The MAEM Secured Guaranty will be guaranteed by the secured guaranty issued by the Senior Guarantors and Limited Guarantors listed on Annex E hereto and the unsecured subordinated guaranty issued by the Subordinated Guarantors listed on Annex E hereto. The Mirant Secured Credit Facility, the MAG Secured Credit Facility, the MAEM Credit Facility and the MAEM Secured Guaranty are referred to collectively as the “Restructured Credit Facilities.” The lenders under the Mirant Term A Facility, the Mirant Liquidity Facility and the MAG Secured Credit Facility, and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time will be secured by first priority liens on the Collateral; provided that in no event will the aggregate amount of the indebtedness secured by a first lien exceed $1.1 billion. The lenders under the Mirant Revolving Facility and the Mirant Term B Facility and the holders of the MAEM Secured Guaranty, the Mirant Note Trustee, the MAG Note Trustee and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time will be secured by second priority liens on the Collateral; provided that in no event will the aggregate amount of the indebtedness secured by a second lien exceed $3.95 billion. Although Mirant, MAG and MAEM are currently negotiating with the Bank Lenders with respect to the terms of the Restructured Credit Facilities, neither Mirant, MAG nor MAEM has obtained commitments from the Bank Lenders to provide and/or receive the Restructured Credit Facilities and no assurance can be given that either Mirant, MAG or MAEM will be able to obtain the Restructured Credit Facilities on terms described herein or on other terms acceptable to Mirant, MAG or MAEM. The availability of the Restructured Credit Facilities is subject to negotiation and execution of definitive loan documentation and satisfaction of the conditions precedent specified therein. If the Restructuring Transactions cannot be achieved through the Out-of-Court Alternative, we intend to seek refinancing of the Mirant Bank Debt, the Turbine Facility and the Commodity Prepay Facility under the Plan of Reorganization.

      Under the In-Court Alternative, Mirant would intend to enter into the Mirant Term Loan Facility and would intend to give the Mirant Bank Lenders their ratable share of the Mirant Term Loan Facility in exchange for their claims under the Mirant Bank Debt and the Turbine Facility. The Mirant Term Loan Facility will consist of a two-tranche term loan facility in an aggregate amount not exceeding $2.925 billion (the “Mirant Term Loan Facility”). Concurrently, MAEM would enter into the MAEM Credit Facility which will consist of a term loan facility of up to $225 million and would intend to give the MAEM Lender the MAEM Credit Facility in exchange for their claim under the Commodity Prepay Facility and Mirant will issue the MAEM Secured Guaranty. In addition, under the In-Court Alternative, Mirant intends to enter into a revolving and/or term loan facility (the “Mirant Exit Facility”) in an aggregate amount not exceeding $800 million. The proceeds from the Mirant Exit Facility would be used to support its working capital needs after a bankruptcy case, including to replace undrawn letters of credit (if any) issued prior to the filing date. The lenders under the Mirant Exit Facility and the MAG Secured Credit Facility, and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time will be secured by first priority liens on the Collateral; provided that in no event will the aggregate amount of the indebtedness secured by a first lien exceed $1.1 billion. The lenders under the Mirant Term Loan Facility and the holders of the MAEM Secured Guaranty, the Mirant Note Trustee, the MAG Note Trustee and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time will be secured by second priority liens on the Collateral; provided that in no event will the aggregate amount of the indebtedness secured by a second lien exceed $4.6 billion. For a more complete description of the proposed Restructured Credit Facilities, see the section in this Offering Circular and Disclosure Statement captioned “Description of Certain Other Indebtedness — The Out-of-Court Alternative; Restructured Credit Facilities.”

     Mirant Liquidity Facility

      Under the Out-of-Court Alternative, Mirant may enter a new senior secured credit facility (the “Mirant Liquidity Facility”) with certain of the Mirant Bank Lenders. The Mirant Liquidity Facility will consist of a revolving and/or term loan facility of up to $150 million. The proceeds from the Mirant Liquidity Facility will be used for general corporate and working capital purposes.

     TIERS Trust Structure Summary

      Approximately $344 million aggregate principal amount of our Convertible Debentures are held as the underlying trust assets of the TIERS Fixed Rate Certificates Trust Series 2001-14 (the “TIERS Trust”). On June 18, 2001, Structured Products Corp., as depositor under the agreement forming the TIERS Trust, issued TIERS which represent beneficial interests in the underlying trust assets.

      The Convertible Debentures Exchange Offer is not being made directly to TIERS holders because, since the TIERS are not securities of Mirant, the exemption from registration provided by section 3(a)(9) of the Securities Act is not available. Without the consent of 100% of the TIERS holders, the Operative TIERS Documents (as defined herein) do not permit the TIERS Trustee to accept any securities offered in exchange for the Convertible Debentures held as underlying trust assets or to vote the Convertible Debentures on any plan of reorganization.

      Mirant has proposed to the TIERS Trustee, Structured Products Corp. and Citibank that amendments be made to the Series Supplement and the Call Right Agreement (each as defined herein) to permit any TIERS holder who wishes to do so to exchange their TIERS for his or her pro rata share of the Convertible Debentures constituting trust assets, plus the amount of the “make-whole” payment as of the date of the exchange. After the commencement of the Exchange Offers, representatives of the TIERS Trustee, Structured Products Corp., Citibank, Mirant and several holders of TIERS representing approximately 75% of the outstanding TIERS engaged in discussions regarding the proposed amendment. The TIERS Trustee, Structured Products Corp. and Citibank have agreed in principle to this amendment provided that holders of not less than 85%, other than Mirant, of the outstanding TIERS agree to elect to exchange their TIERS for Convertible Debentures and their pro rata share of the “make-whole” payment. For more information regarding the TIERS, please see the section of this Offering Circular and Disclosure Statement captioned “The Restructuring Transactions — TIERS Trust Structure.”

      If the TIERS Trustee does not, or is not able to, vote in respect of the Plan of Reorganization, whether or not the Mirant Class 4 — Mirant Impaired Notes Class are deemed to have accepted or rejected the Plan of Reorganization will be determined solely by the votes cast by holders of the Senior Notes and holders of the Convertible Debentures outside of the TIERS Trust.

     Summary Description of Collateral

      Subject to certain limitations, the Collateral will consist of the following (the “Collateral”): (i) 100% or 65% of equity interests in certain indirect subsidiaries of Mirant and (ii) substantially all other tangible and certain intangible assets of the Grantor Subsidiaries, including, without limitation, real property rights (including leaseholds), accounts receivable, inventory, contract rights, equipment, intellectual property, general intangibles, investment property, cash and bank accounts and all proceeds and products of the foregoing. For more information regarding the Collateral, please see the section of this Offering Circular and Disclosure Statement captioned “Description of the Collateral and Intercreditor Arrangements — Collateral.”

Out-of-Court Alternative: The Exchange Offers

     New Secured Notes Versus Exchange Offer Securities

      The New Secured Notes differ from the Exchange Offer Securities in the following material ways:

•	the New Secured Notes will mature on July 15, 2008, compared to July 15, 2004 for the Senior Notes and June 15, 2021 for the Convertible Debentures, the latter of which have an initial put right on June 15, 2004;

•	interest on the New Secured Notes will accrue at the annual rate of 8.25% and will be payable semiannually on June 15 and December 15 of each year, beginning December 15, 2003;

•	our obligations under the New Secured Notes will be secured by second priority liens on the Collateral, which will be shared equally and ratably with our lenders under the Mirant Revolving Facility and the Mirant Term B Facility, the holders of the MAEM Credit Facility, the holders of the New MAG Notes and holders of certain indebtedness that Mirant or MAG may enter into from time to time; provided that in no event shall the aggregate amount of indebtedness secured by a second lien exceed $3.95 billion. The New Secured Notes will be junior to lenders under the MAG Secured Credit Facility, the Mirant Term A Facility, the Mirant Liquidity Facility and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event shall the aggregate amount of indebtedness secured by a senior lien exceed $1.1 billion;

•	the indenture governing the New Secured Notes contains certain covenants relating to the Collateral and the security agreements that the Senior Notes and the Convertible Debentures do not contain;

•	unlike the Convertible Debentures, the New Secured Notes will not be convertible; and

•	unlike the Convertible Debentures, holders of New Secured Notes will not have the right to put the New Secured Notes to the Company on specified dates or at all.

Summary of the Exchange Offers

Securities Offered	Up to $867 million in principal amount of 8.25% Senior Secured Notes due 2008, $4,335,000 in cash, and Warrants to purchase up to 19,479,048 shares of Mirant common stock (reflecting our ownership of $83 million of TIERS).

The Exchange Offers	We are offering $1,000 principal amount of our New Secured Notes, $5.00 in cash, and Warrants to purchase 22.47 shares of Mirant common stock for each $1,000 principal amount of our outstanding Exchange Offer Securities. Noteholders may tender their Exchange Offer Securities for exchange by following the procedures described under the heading “The Exchange Offers.”

The Warrants will be exercisable at an exercise price equal to 120% of the average closing price of Mirant common stock as quoted on the NYSE for the thirty (30) consecutive trading days ending six months after the closing of the Restructuring Transaction and will be exercisable for seven years; provided, they will not be exercisable until six months after the date they are granted. The Warrants we propose to give you are freely transferable but may not be exercised until a registration statement with respect to the underlying common stock is filed with and declared effective by the SEC. We will use our commercially reasonable efforts to maintain the effectiveness of a registration statement on Form S-3 with respect to the shares of underlying common stock until the earlier of seven years from the date the Warrants are granted and the date all Warrants have been exercised.

Expiration Date; Acceptance of Tenders; Delivery of Exchange Consideration	The Exchange Offers will expire at 12:00 midnight, New York City time, on July 14, 2003, unless we extend them. Subject to certain conditions described herein, we will accept Exchange Offer Securities that are validly tendered on or prior to the Expiration Date. We will issue the New Secured Notes, Warrants and cash promptly following the Expiration Date upon our determination that the conditions to the Exchange Offers have been fulfilled. If we decide for any reason not to accept Exchange Offer Securities any Noteholder has tendered for exchange, those Exchange Offer Securities will be returned to such Noteholder without cost promptly after the expiration or termination of the Exchange Offers. In the case of Exchange Offer Securities tendered by book entry transfer into the Exchange Agent’s account at DTC, as described below, any unaccepted Exchange Offer Securities will be credited to the tendering holder’s account at DTC. See “The Exchange Offers — Procedures for Tendering Exchange Offer Securities in the Exchange Offers” for a more complete description of the tender procedures.

Withdrawal Rights and Revocation	Noteholders may withdraw tenders at any time until the Expiration Date.

As provided for herein, votes with respect to the Plan of Reorganization may be changed only by a properly completed and timely submitted Ballot that supersedes a prior properly completed and timely submitted Ballot. For additional information, see “The Exchange Offers — Withdrawal of Tenders.”

Conditions to the Exchange Offers	The Exchange Offers are subject to customary conditions, which we may assert or waive. These conditions include requirements that at least 85% of the outstanding aggregate principal amount of Exchange Offer Securities are validly tendered, accepted and not withdrawn. We currently own approximately $83 million of Owned TIERS. We will credit the Owned TIERS, as well as any additional certificates we may acquire, toward the Minimum Tender Condition. The Exchange Offers are also subject to our concurrent entry into the Mirant Secured Credit Facility, which will refinance the existing credit facilities, MAEM’s entry into the MAEM Credit Facility which will refinance certain of MAEM’s indebtedness, and MAG’s entry into the MAG Secured Credit Facility, which will refinance MAG’s existing credit facilities. See the discussion below under the heading “The Exchange Offers — Conditions to the Completion of the Exchange Offers.”

Special Procedures for Beneficial Owners	If a Noteholder is a beneficial owner whose Exchange Offer Securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and such Noteholder wishes to tender its Exchange Offer Securities in the Exchange Offers, it should promptly contact the person in whose name the Exchange Offer Securities are registered and instruct that person to tender on its behalf. If such Noteholder wishes to tender the Exchange Offer Securities on its own behalf, prior to completing and executing the Letter of Transmittal and delivering its Exchange Offer Securities, it must either make appropriate arrangements to register ownership of the Exchange Offer Securities in its name or obtain a properly completed bond power from the person in whose name the Exchange Offer Securities are registered.

Consequences to Noteholders Not Tendering in the Exchange Offers	In the event that the Exchange Offers are completed a Noteholder may be significantly disadvantaged if it has not exchanged its Exchange Offer Securities for New Secured Notes, cash and Warrants. See the discussion under the headings “Risk Factors — Consequences of Failure to Exchange” for more information regarding the consequences of a Noteholder not exchanging its Exchange Offer Securities.

The tax consequences to a Noteholder of the Exchange Offers will depend on its individual situation. Noteholders should consult their tax advisors for a full understanding of these tax consequences.

Exchange Agent; Information Agent	Deutsche Bank Trust Company Americas is the Exchange Agent for the Exchange Offers. Innisfree M&A Incorporated is the Information Agent for the Exchange Offers. Noteholders can find the respective addresses and telephone numbers of the Exchange

Agent and the Information Agent set forth on the back cover of this Offering Circular and Disclosure Statement.

Fees and Expenses	We will bear all expenses related to the Restructuring Transactions. As a result, Noteholders are not required to pay any brokerage commissions or any other fees or expenses to the Exchange Agent or the Information Agent.

Certain Consequences of Failure to Consummate the Exchange Offers	If the Minimum Tender Condition is not satisfied or waived by the Expiration Date or we are not able to negotiate acceptable Restructured Credit Facilities, we and certain of our subsidiaries may implement the In-Court Alternative and commence Chapter 11 reorganization cases. Although in the event of a Chapter 11 filing we and certain of our subsidiaries would seek to pay vendors in the ordinary course, a bankruptcy case could threaten the trade vendor credit support to us and/or our subsidiaries and could cause us and/or our subsidiaries to lose customers or revenue because of concerns about our operations. No decision has been made by the Boards of Directors of us or any of our subsidiaries to file petitions for relief under Chapter 11 of the Bankruptcy Code.

Termination	We reserve the right to terminate the Exchange Offers at any time and for any reason, or no reason, without accepting any Exchange Offer Securities.

Additional Information	Noteholders may obtain additional copies of the Offering Circular and Disclosure Statement by contacting the Information Agent at the phone number and address set forth on the back cover of this Offering Circular and Disclosure Statement.

In-Court Alternative: The Plan of Reorganization

      If we consummate the Exchange Offers, and successfully negotiate the Restructured Credit Facilities, we intend to implement the Restructuring Transactions via the Out-of-Court Alternative. If the Minimum Tender Condition is not satisfied or waived by the Expiration Date, we are not able to negotiate acceptable Restructured Credit Facilities, or if we for any reason determine that it would be more advantageous or expeditious, we will consider effectuating the Restructuring Transactions by filing one or more voluntary petitions for relief under Chapter 11 of the Bankruptcy Code and seeking Bankruptcy Court approval of the Restructuring Transactions through confirmation of the Plan of Reorganization.

      To facilitate court approval of the In-Court Alternative, we are soliciting acceptances of the Plan of Reorganization, a copy of which is attached hereto as Appendix I. In the event a Chapter 11 case is commenced and we determine that it is appropriate, we would use the acceptances of the Plan of Reorganization secured through the solicitation of acceptances to obtain Bankruptcy Court approval of the Plan of Reorganization and effectuate the Restructuring Transactions. The Plan of Reorganization, if approved, would result in Noteholders receiving substantially the same consideration as they would receive through the Out-of-Court Alternative except that the liens securing the New Secured Notes would be junior to the liens securing the Mirant Exit Facility, the MAG Secured Credit Facility and certain future indebtedness that Mirant or MAG may enter into from time to time; provided that the aggregate amount of indebtedness secured by the first lien will not exceed $1.1 billion.

      WE HAVE NOT MADE ANY DECISION AT THIS TIME TO COMMENCE ANY CHAPTER 11 CASE, AND RESERVE ALL OF OUR RIGHTS TO PURSUE ANY AND ALL OF OUR STRATEGIC ALTERNATIVES IN THE EVENT THE OUT-OF-COURT ALTERNATIVE IS NOT CONSUMMATED.

The Plan of Reorganization

Summary	The Plan of Reorganization provides for, among other things, the claims represented by the Exchange Offer Securities to be satisfied in full for substantially the same consideration being offered in the Exchange Offers, as set forth above, subject only to the liens securing the New Secured Notes being junior to the liens securing the Mirant Exit Facility, the MAG Secured Credit Facility and certain future indebtedness that Mirant or MAG may enter into from time to time; provided that the aggregate amount of indebtedness secured by the first lien will not exceed $1.1 billion. Through the Plan of Reorganization, all claims against and interests in us that would exist on the date when we would file our voluntary petition for reorganization relief under Chapter 11 of the Bankruptcy Code would be divided into classes, exclusive of certain claims, including DIP facility claims (as described herein), administrative claims, and priority tax claims, which would not be required to be classified.

Capitalized terms used in this summary of the Plan of Reorganization that have not been previously defined in the foregoing pages of this Offering Circular and Disclosure Statement and are not otherwise defined herein shall have the meanings ascribed to them in the Plan of Reorganization.

All but five classes of Claims and Equity Interests (each as defined and described in the Plan of Reorganization) would be unimpaired under the Plan of Reorganization. Administrative Claims, DIP Claims, Tax Claims, Mirant Class 1 Priority Claims, Mirant Class 2 Secured Claims, Mirant Class 6 General Unsecured Claims, Mirant Class 7 Securities Claims, Mirant Class 8 Equity

Interests, MAEM Class 1 Priority Claims, MAEM Class 2 Secured Claims, MAEM Class 4 General Unsecured Claims, MAEM Class 5 Equity Interests, MADCI Class 1 Priority Claims, MADCI Class 2 Secured Claims, MADCI Class 4 General Unsecured Claims, MADCI Class 5 Equity Interests, Other Debtors Class 1 Priority Claims, Other Debtors Class 2 Secured Claims, Other Debtors Class 3 General Unsecured Claims and Other Debtors Class 4 Equity Interests all would be unimpaired by the Plan of Reorganization. Holders of these Claims and Equity Interests would be deemed to have accepted the Plan of Reorganization, would not be entitled to vote on the Plan of Reorganization and all of their legal, equitable and contractual rights would be fully reinstated and retained under the Plan of Reorganization. The following summarizes the classification and treatment through the Plan of Reorganization of the principal impaired claims against us (each as defined and described in the Plan of Reorganization).

Mirant Class 3 (Mirant Bank Claims) Estimated Amount: Undetermined, but not less than $1,500,000,000	Impaired — Mirant Class 3 would be impaired by the Plan of Reorganization. Each holder of an Allowed Class 3 Mirant Bank Claim would be entitled to vote on the Plan of Reorganization. For each Mirant Bank Claim, on or as soon as reasonably practicable after the later of (i) the Distribution Date or (ii) the date on which a Mirant Bank Claim becomes an Allowed Mirant Bank Claim, in complete satisfaction of the Allowed Mirant Bank Claims, (a) each holder of an Allowed Mirant Bank Claim would become a New Mirant Lender under the New Mirant Secured Credit Facility, with its interest therein being in an amount equal to such holder’s Allowed Mirant Bank Claim or (b) if the Bankruptcy Court determines that Mirant Class 3 has voted to accept the Plan pursuant to section 1126(c) of the Bankruptcy Code, then each holder of an Allowed Mirant Bank Claim would (1) become a New Mirant Lender under the New Mirant Secured Credit Facility with its interest therein being in an amount equal to its Allowed Mirant Bank Claim and (2) receive its pro rata share of the New Mirant Warrants. Certain holders of Mirant Bank Claims have issued letters of credit under the CSFB 4-year Revolver and/or the Citibank “C” Facility to support the operations of the Debtors and certain of their affiliates, which letters of credit have not yet been drawn. To the extent that Mirant’s reimbursement obligations to these lenders remain contingent as of the Petition Date and at any time thereafter, such Claims will not comprise Allowed Mirant Bank Claims. If and to the extent that any such contingent reimbursement obligations become fixed upon the drawing of a letter of credit, such obligations would then become an Allowed Mirant Bank Claim.

Estimated Recovery: 100%

Mirant Class 4 (Mirant Impaired Note Claims) Estimated Amount: $950,000,000	Impaired — Mirant Class 4 would be impaired by the Plan of Reorganization. Each holder of an Allowed Class 4 Mirant Impaired Note Claim would be entitled to vote on the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, in complete satisfaction of the Allowed Mirant Impaired Note Claims, (i) each holder of an Allowed Mirant Impaired Note Claim would receive New Mirant 8.25% Senior Secured Notes in an amount equal to such holder’s Allowed Mirant Impaired Note Claim or (ii) if the Bankruptcy Court determines that Mirant Class 4 has voted to accept the Plan pursuant to section 1126(c) of the Bankruptcy Code, then each holder of an Allowed Mirant Impaired Note Claim would receive (A) New Mirant 8.25% Senior Secured Notes in an amount equal to such holder’s Allowed Mirant Impaired Note Claim, (B) its pro rata share of the New Mirant Warrants and (C) its pro rata share of the Closing Fee.

Estimated Recovery: 100%

Mirant Class 5 (Commodity Prepay Facility Guaranty Claims) Estimated Amount: Undetermined	Impaired — Mirant Class 5 would be impaired by the Plan of Reorganization. Each holder of an Allowed Mirant Class 5 Commodity Prepay Facility Guaranty Claim would be entitled to vote on the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, in complete satisfaction of the Allowed Commodity Prepay Facility Guaranty Claims, each holder of an Allowed Commodity Prepay Facility Guaranty Claim would receive and become a beneficiary under a New MAEM Term Note Guaranty with its interest therein being in an amount equal to such holder’s Allowed Commodity Prepay Facility Guaranty Claim.

Estimated Recovery: 100%.

MAEM Class 3 (Commodity Prepay Facility Claims) Estimated Amount: $225,000,000	Impaired — MAEM Class 3 would be impaired by the Plan of Reorganization. Each holder of an Allowed MAEM Class 3 Commodity Prepay Facility Claim would be entitled to vote on the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, in complete satisfaction of the Allowed Commodity Prepay Facility Claims, (i) each holder of an Allowed Commodity Prepay Facility Claim would receive a New MAEM Term Note in an amount equal to such holder’s Allowed Commodity Prepay Facility Claim or (ii) if the Bankruptcy Court determines that MAEM Class 3 has voted to accept the Plan pursuant to section 1126(c) of the Bankruptcy Code, then each holder of an Allowed Commodity Prepay Facility Claim would receive (A) a New MAEM Term Note in an amount equal to such holder’s Allowed Mirant Impaired Note Claim and (B) its pro rata share of the New Mirant Warrants.

Estimated recovery: 100%

MADCI Class 3 (Equipment Warehouse Facility Claims): Estimated Amount: $213,000,000	Impaired — MADCI Class 3 would be impaired by the Plan of Reorganization. Each holder of an Allowed MADCI Class 3 Equipment Warehouse Facility Claim would be entitled to vote on the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, in complete satisfaction of the Allowed Equipment Warehouse Facility Claims, each holder of an Allowed Equipment Warehouse Facility Claim would become a New Mirant Lender under the New Mirant Secured Credit Facility with its interest therein being in an amount equal to such holder’s Allowed Equipment Warehouse Facility Claim, but only to the extent that such holder does not otherwise receive a recovery in respect of its Allowed Mirant Class 3 Mirant Bank Claims arising under any Allowed Equipment Warehouse Facility Guaranty Claims it may hold.

Estimated recovery: 100%

For a more detailed discussion of treatment under the Plan of Reorganization, see “The Plan of Reorganization — Summary of the Plan of Reorganization — Certain Matters Regarding Classification and Treatment of Claims and Interests.”

Voting on the Plan of Reorganization	The “Voting Record Date” for purposes of determining Noteholders, Mirant Bank Lenders or the MAEM Lender that are eligible to vote on the Plan of Reorganization is May 30, 2003. To be counted, Ballots must be duly completed, executed, and actually received no later than the Expiration Date. Noteholders (who hold claims in Mirant Class 4), Mirant Bank Lenders (who hold claims in one or both of Mirant Class 3 and MADCI Class 3) and the MAEM Lender who hold claims in Mirant Class 5 and/or MAEM Class 3 electing to vote on the Plan of Reorganization should complete and sign the applicable Ballot and check the box entitled “Accepts” the Plan of Reorganization or “Rejects” the Plan of Reorganization, as appropriate. In all cases, the duly completed Ballot must be mailed or delivered as specified in the relevant Ballot.

Any beneficial holder whose Exchange Offer Securities are registered or held of record in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to vote on the Plan of Reorganization should complete a Beneficial Owner Ballot and return such ballot to such nominee or directly to the Voting Agent, as instructed by such nominee. Nominees in turn must use the information contained in such Beneficial Owner Ballots to complete Master Ballots, and must return all such Master Ballots to the Voting Agent.

Noteholders who purchase Exchange Offer Securities, Mirant Bank Lenders who purchase claims in Mirant Class 3 or MADCI Class 3 or the MAEM Lender who purchase claims in Mirant Class 5 or MAEM Class 3 after the Voting Record Date, and who wish to vote on the Plan of Reorganization, must arrange with their seller to receive an applicable Ballot from the Noteholder, Mirant Bank Lender or MAEM Lender of record.

The “Voting Deadline” is 12:00 midnight, prevailing Eastern time, on July 14, 2003 unless extended. All Ballots tendered by the Voting Deadline may be utilized by us in connection with determining acceptances and rejections of the Plan of Reorganization at any time. Thus, all votes represented by such Ballots shall be deemed continuously effective until such time.

Under the Bankruptcy Code, for purposes of determining whether the requisite acceptances of the Plan of Reorganization have been received, only holders who vote will be counted. Noteholders, Mirant Bank Lenders and the MAEM Lender who do not send a duly completed and signed Ballot will not be counted for purposes of determining whether the Plan of Reorganization has been accepted by the requisite number and amount of votes. Any Ballot which is executed by a Noteholder, a Mirant Bank Lender or a MAEM Lender but does not indicate an acceptance or rejection of the Plan of Reorganization will not be counted. In addition, any Ballot which is executed by a Noteholder, a Mirant Bank Lender or a MAEM Lender and which indicates both acceptance and rejection of the Plan of Reorganization will not be counted.

Summary Description of the New Secured Notes

Issuer	Mirant Corporation

Securities Offered	Up to $867 million aggregate principal amount of 8.25% Senior Secured Notes due 2008.

Maturity Date	July 15, 2008.

Interest	Interest on the New Secured Notes will accrue at the rate of 8.25% per annum and will be payable semiannually on June 15 and December 15 of each year, commencing on December 15, 2003. Interest will be paid to holders of record as of the June 1 or December 1 immediately preceding such payment date.

Ranking	If delivered under the Exchange Offers, the New Secured Notes will be secured by second priority liens on the Collateral, junior only to the liens on the Collateral granted to the lenders under the MAG Secured Credit Facility, the Mirant Term A Facility, the Mirant Liquidity Facility and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by a senior lien exceed $1.1 billion. In the event we pursue the In-Court Alternative, the New Secured Notes will be secured by second priority liens, will be shared equally and ratably with our lenders under the Mirant Term Loan Facility, the holders of the MAEM Secured Guaranty, the holders of the New MAG Notes and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by a second lien exceed $4.6 billion. Such liens will be junior to the liens on the Collateral granted to the lenders under the MAG Secured Credit Facility, the Mirant Exit Facility and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by a senior lien exceed $1.1 billion.

The New Secured Notes will be senior to our existing and future subordinated indebtedness, effectively senior, to the extent of the value of the Collateral, to our unsecured debt and the unsecured debt of our subsidiaries that are pledging Collateral. The New Secured Notes will be effectively subordinated to the outstanding indebtedness and other liabilities of our subsidiaries that will not be pledging any assets or equity as Collateral (such subsidiaries, the “Non-Grantor Subsidiaries”). Any Exchange Offer Securities not tendered in the Exchange Offers will be effectively junior to the New Secured Notes to the extent of the value of the Collateral.

Optional Redemption	The New Secured Notes will be redeemable, at our option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ notice, at the redemption prices described herein, plus any accrued interest to the date fixed for redemption. See “Description of the New Secured Notes — Optional Redemption.”

Covenants	The covenants in the indenture governing the New Secured Notes will restrict our ability, among other things, to engage in mergers, consolidations or similar transactions, incur indebtedness and incur liens. These limitations are subject to a number of important qualifications and exceptions. The indenture governing the New Secured Notes will also contain certain additional covenants relating to the Collateral and the security agreements. For further information regarding the restrictions imposed on us by the terms of the New Secured Notes, see the discussion under “Description of the New Secured Notes — Certain Covenants.”

Events of Default	The events of default under the New Secured Notes will be substantially similar to the events of default under the Senior Notes. For further information regarding events of default under the New Secured Notes, see the discussion under the caption “Description of the New Secured Notes — Events of Default.”

Listing	The New Secured Notes will not be listed for trading on any national securities exchange or for quotation on any automated quotation system.

Book-Entry; Delivery and Form	The New Secured Notes will initially be held through DTC. For additional information, see the discussion in the section captioned “Description of the New Secured Notes — Book-Entry, Delivery and Form.”

Certain U.S. Federal Income Tax Considerations	A holder of an Exchange Offer Security should generally recognize gain as a result of the exchange, if the holder’s adjusted tax basis in the Exchange Offer Security is less than the sum of (i) the cash (other than the portion of such cash that is properly allocable to accrued and unpaid interest), (ii) the fair market value of the Warrants (as of the exchange date), and (iii) the issue price of the New Secured Note received in the exchange. If both the Exchange Offer Security and the New Secured Note are treated as “securities” for United States federal income tax purposes, the amount of such gain should generally be limited to the amount of cash received (other than the portion of such cash that is properly allocable to accrued and unpaid interest) and no loss should generally be recognized. If either the Exchange Offer Security or the New Secured Note is not treated as a “security,” loss should generally be recognized to the extent that the holder’s adjusted tax basis exceeds the amount described above. The issue price of the New Secured Notes, for United States federal income tax purposes, should generally equal their face amount, unless either the New Secured Notes or the Exchange Offer Securities are “publicly traded.” If the New Secured Notes are “publicly traded,” the issue price should generally equal their fair market value. If the Exchange Offer Securities are “publicly traded,” but the New Secured Notes are not, the issue price should generally equal the portion of the fair market value of the Exchange Offer Securities properly allocable to the New Secured Notes.

Holders are strongly urged to consult their own tax advisor regarding the United States federal, state, local and any foreign tax consequences of the exchange.

Summary Description of the Warrants

Issuer	Mirant Corporation

Securities Offered	Warrants to purchase up to 19,479,048 shares of Mirant common stock. For every $1,000 in principal amount of Exchange Offer Securities you tender, you will receive Warrants to purchase 22.47 shares of Mirant common stock.

Exercise	The Warrants will be exercisable for seven years at an exercise price equal to 120% of the average closing price of Mirant common stock as quoted on the NYSE for the thirty (30) consecutive trading days ending six months from the closing of the Restructuring Transactions; provided, that the Warrants may not be exercised during the six (6) months following the date the Warrants are granted, and unless and until a registration statement relating to the common stock underlying the Warrants has become effective.

Adjustments	The number of shares of our common stock that may be purchased upon the exercise of the Warrants will be subject to adjustment in certain events including certain stock splits, subdivisions, reclassifications, reorganizations or changes in the number of outstanding shares of common stock, certain issuances of Warrants in connection with the Restructuring Transactions and in the case of consolidations, mergers or share exchanges of us or in case we declare a dividend or make a distribution on our common stock in shares of our common stock or upon the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of our assets.

Upon the occurrence of such event, each Warrant will thereafter be exercisable for the right to receive the amount of common stock which such holder would have been entitled as a result of such events had the Warrants been exercised immediately prior thereto. See “Description of the Warrants — Adjustments.”

Registration Rights	The Warrants, and shares of common stock issued upon exercise of the Warrants, will be deemed registerable securities and subject to the registration rights summarized below and more fully described in this Offering Circular and Disclosure Statement under the caption “Description of the Warrants — Registration Rights.” We will use our commercially reasonable efforts to maintain the effectiveness of a registration statement on Form S-3 with respect to the Warrants and the underlying Mirant common stock until the earlier of the date that all of the Warrants have been exercised and the seventh anniversary following the closing of the Restructuring Transactions.

Amendment	From time to time, Mirant and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including, without limitation, curing defects or inconsistencies or making any change that does not have an adverse effect on the rights of any holder. Other amendments or supplements to the Warrant Agreement generally require the written consent of the holders of a majority of the then outstanding Warrants. The consent of each holder of the Warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of Warrant shares purchasable upon exercise of Warrants would be decreased.

Summary Selected Consolidated Financial Information

      The following table presents our summary consolidated financial information. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto included in our 2002 Annual Report on Form 10-K, which is incorporated by reference herein.

	Years Ended December 31,

	2002	2001	2000	1999	1998

	(in millions except per share data)
Statement of Operations Data:
Operating revenues	$6,436	$8,524	$3,951	$2,265	$1,819
Income (loss) from continuing operations	(2,352)	465	299	362	(12)
Income (loss) from discontinued operations	(86)	(56)	31	10	12
Net income (loss)	(2,438)	409	330	372	—
Earnings (loss) per diluted share:
From continuing operations	$(5.85)	$1.34	$1.03	$1.33	$(0.04)
From discontinued operations	(0.21)	(0.15)	0.11	0.04	0.04

Net income (loss)	$(6.06)	$1.19	$1.14	$1.37	—

	As of December 31,

	2002	2001	2000	1999	1998

	(in millions)
Balance Sheet Data:
Total assets	$19,415	$22,043	$22,407	$14,013	$12,054
Subsidiary obligated mandatorily redeemable preferred securities(1)	—	—	950	1,031	1,033
Non-recourse debt(2)	4,631	5,763	6,283	6,202	5,101
Notes payable to Southern	—	—	—	—	926
Total long-term debt (including current portion)	8,822	8,435	5,849	5,185	3,919
Total debt	8,887	8,490	7,183	7,145	6,027
Company obligated mandatorily redeemable securities of a subsidiary holding solely parent company debentures	345	345	345	—	—
Stockholders’ equity	2,955	5,258	4,165	3,153	2,642

(1)	The $950 million of preferred securities were issued by special purpose financing subsidiaries owned by Capital Funding, our capital funding subsidiary. The proceeds were loaned to Southern (as defined herein) in exchange for subordinated notes from Southern. Southern paid interest on the subordinated notes issued in favor of the financing subsidiaries, which payments were used to pay dividends on the preferred securities. Southern guaranteed payments due under the terms of the preferred securities. In connection with our separation from Southern, Capital Funding was transferred to Southern on March 5, 2001.

(2)	This debt is non-recourse to us but is recourse to the applicable subsidiaries and their assets.

RISK FACTORS

      The Restructuring Transactions (whether effectuated under the Out-of-Court Alternative or In-Court Alternative) involve a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below as well as the other information appearing elsewhere in this Offering Circular and Disclosure Statement before making a decision whether to participate in the Exchange Offers and/or vote to accept the Plan of Reorganization. The risks and uncertainties described below are intended to highlight risks and uncertainties that are specific to us but are not the only risks and uncertainties that we face. Additional risks and uncertainties, including those generally affecting the industry in which we operate, risks and uncertainties that we currently deem immaterial or risks and uncertainties generally applicable to companies that have recently undertaken transactions such as the Restructuring Transactions may also impair our business, the value of your investment and our ability to pay interest on, and repay or refinance, the New Secured Notes.

      The information in this Offering Circular and Disclosure Statement includes forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those described in this section and elsewhere in this Offering Circular and Disclosure Statement. See “Forward-Looking Statements” on page ii. For risk factors related solely to the In-Court Alternative, see “Plan of Reorganization — Risk Factors Related to Plan of Reorganization.”

Consequences of Failure to Exchange

The Exchange Offer Securities effectively will be junior to the New Secured Notes, all other senior secured debt of Mirant, and all other indebtedness and liabilities of our subsidiaries.

      The Exchange Offer Securities currently are unsecured obligations of Mirant which are pari passu with approximately $3.6 billion of bank and public indebtedness. If the Restructuring Transactions are consummated, the Exchange Offer Securities not tendered in the Exchange Offers effectively will be junior to the New Secured Notes and all other senior secured debt of Mirant, including all indebtedness under the Mirant Secured Credit Facility, to the extent of the value of the Collateral securing such indebtedness. In addition, the Exchange Offer Securities will continue to be effectively junior to all indebtedness and other liabilities of our subsidiaries. On a pro forma basis, as of December 31, 2002, after giving effect to the Restructuring Transactions (and assuming that 85% of the outstanding aggregate principal amount of the Exchange Offer Securities are validly tendered and accepted in the Exchange Offers), we would have had approximately $2.7 billion of secured indebtedness outstanding that effectively ranked senior to the Exchange Offer Securities and our subsidiaries would have had approximately $5.9 billion of indebtedness and other liabilities that effectively ranked senior to the Exchange Offer Securities. Even though Mirant expects to repay the Noteholders’ indebtedness in full, Noteholders who fail to tender their Exchange Offer Securities in the Exchange Offers may be exposed to a greater risk of nonpayment because their claims will be effectively subordinated to those of the holders of the New Secured Notes, to those of our other secured creditors, and to those of the creditors of our subsidiaries. This increased risk may be reflected in the trading value of your Exchange Offer Securities.

If not enough holders tender their Exchange Offer Securities and, as a result, we do not successfully consummate the Restructuring Transactions, we may not be able to pay the amounts due on our outstanding debts as they mature, and our financial condition would be negatively affected.

      Under our current highly-leveraged capital structure, we may not be able to pay the amounts due on certain of our outstanding debts as they mature, including specifically the $1.125 billion of debt that matures on July 15, 2003 to certain of the Mirant Bank Lenders and our failure to make such payments would constitute a default under the terms of the applicable agreements and indentures governing our indebtedness. A default under the terms of these agreements and indentures would trigger cross-default provisions in other agreements and accelerate our payment obligations under our outstanding debt. The Restructuring Transac-

tions, among other things, extend the maturity of our debt that is scheduled to mature in the near future. There are certain conditions to the consummation of the Restructuring Transactions under the Out-of-Court Alternative, including the completion of the Exchange Offers. The completion of the Exchange Offers is subject to certain conditions, any of which we may waive, including the condition that at least 85% of the outstanding aggregate principal amount of the Exchange Offer Securities are validly tendered, accepted and not withdrawn, the other Restructuring Transactions are consummated and the entry by MAG into the MAG Secured Credit Facility. If we do not consummate the Restructuring Transactions, we may be forced to seek protection under Chapter 11 of the Bankruptcy Code. The expenses of any such case would reduce the assets available for payment or distribution to our creditors, including holders of the Exchange Offer Securities. In addition, we believe that the filing by us or against us of a bankruptcy petition would not increase the amount of any payment or distribution that holders of the Exchange Offer Securities would receive, could reduce such amount, and in any event would delay receipt of any payment or distribution by such holders.

A long and protracted restructuring could adversely affect Mirant’s business.

      If not enough holders tender their Exchange Offer Securities and, as a result, we do not successfully consummate the Restructuring Transactions, we will be required to pursue other restructuring alternatives, including possibly seeking protection under Chapter 11 of the Bankruptcy Code. Any such alternatives may take substantially longer to consummate than the Restructuring Transactions. A protracted restructuring could disrupt Mirant’s business and could divert the attention of Mirant’s management from operation of its business and implementation of its business plan. The uncertainty surrounding a prolonged restructuring could also have other adverse effects on Mirant. For example, it could adversely affect:

•	Mirant’s ability to raise additional capital,

•	Mirant’s ability to capitalize on business opportunities and react to competitive pressures,

•	Mirant’s ability to attract and retain key employees,

•	Mirant’s liquidity,

•	Mirant’s relationships with its key suppliers,

•	Mirant’s ability to enter into long-term contracts with its customers,

•	how Mirant is viewed by regulators, investors, lenders or credit rating agencies,

•	the amount of collateral required in the transaction of Mirant’s business, and

•	Mirant’s enterprise value.

      If Mirant determines that it is or will be unable to, or, that it is more advantageous or expeditious not to, complete the Restructuring Transactions, Mirant will consider all financial alternatives available to it at such time, which may include implementing an alternative restructuring arrangement outside of bankruptcy. Any reorganization that may result could be on terms less favorable to the Noteholders than the terms of the Out-of-Court Alternative or the In-Court Alternative. If a protracted and non-orderly reorganization were to occur, there is a risk that the ability of the Noteholders to recover their investments would be substantially delayed and more impaired than under the proposed Restructuring Transactions in either the Out-of-Court Alternative or the In-Court Alternative.

The liquidity of any trading market that currently exists for the Exchange Offer Securities may be adversely affected by the Exchange Offers and holders of Exchange Offer Securities who fail to exchange their Exchange Offer Securities in the Exchange Offers may find it more difficult to sell their Exchange Offer Securities.

      There is currently a limited trading market for the Exchange Offer Securities. To the extent that Exchange Offer Securities are tendered and accepted for exchange in the Exchange Offers, the trading market for the remaining Exchange Offer Securities will be even more limited or may cease altogether. Specifically, we expect that the trading market for the Exchange Offer Securities will become illiquid because, for example, the Convertible Debentures are currently held of record by fewer than 60 holders and unless the Minimum Tender Condition is waived, at least 85% of the aggregate principal amount of the Exchange Offer Securities will have been exchanged in order for the Exchange Offers to have occurred. A debt security with a smaller outstanding aggregate principal amount or “float” may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for the unexchanged Exchange Offer Securities may be adversely affected to the extent that the principal amount of Exchange Offer Securities exchanged in the Exchange Offers reduces the float. The reduced float may also tend to make the trading prices of the Exchange Offer Securities more volatile.

If any of the Exchange Offer Securities remain outstanding after the Exchange Offers, we may not be able to meet our repurchase/ redemption obligations under the Exchange Offer Securities when they accrue, which could trigger defaults under our Mirant Secured Credit Facility that would likely prevent us from making payments on the Exchange Offer Securities.

      The terms of the Convertible Debentures require us to purchase, at the option of the holder, any outstanding Convertible Debentures on June 15, 2004, June 15, 2006, June 15, 2011, and June 15, 2016. In addition, if a change in control occurs, as described in the indentures under which the Exchange Offer Securities were issued, Noteholders will have the right to require us to redeem their Exchange Offer Securities for cash. We cannot assure Noteholders that we will have sufficient funds to redeem the Exchange Offer Securities.

      If Noteholders require us to repurchase their Convertible Debentures on June 15, 2004, June 15, 2006, June 15, 2011, or June 15, 2016, as described above, we have the option of paying them in shares of our Common Stock. Depending on the number of shares we would have to issue, however, NYSE rules may require us to obtain stockholder approval to do so, and we cannot assure Noteholders that our stockholders would give the necessary approval.

      Our failure to repurchase or redeem the Exchange Offer Securities when required to do so would result in our defaulting on the Exchange Offer Securities and would likely constitute a default under our Mirant Secured Credit Facility. It may also constitute a default under our other indebtedness outstanding at the time.

Risks of the New Secured Notes and Warrants

As a holding company, we depend on dividends from our subsidiaries and our subsidiaries are subject to restrictions on their ability to pay dividends.

      We conduct our operations primarily through our subsidiaries, including MAG and its subsidiary Mirant Mid-Atlantic, LLC (“MIRMA”), and depend primarily on earnings and cash flows of, and dividends, distributions and other transfers from, these and other of our subsidiaries to pay our obligations, including principal and interest on our indebtedness. A significant number of our subsidiaries, including MAG and MIRMA, have substantial indebtedness or lease obligations. These subsidiaries are restricted under the terms of their indebtedness or lease obligations in their ability to pay dividends. These limitations usually require that debt service payments be current, debt service coverage and leverage ratios be met and that there be no default or event of default existing under the respective agreements governing this indebtedness. In addition, certain laws restrict the ability of our subsidiaries to pay us dividends or distributions or make loans and advances to us. As of June 30, 2003, the fixed charge average ratio under the MIRMA pass-through certificates, for the most recently ended four fiscal quarters, is estimated to be approximately 1.35 to 1.0, less than the 1.7 to 1.0 required for MIRMA to make distributions under the terms of the pass through certificates. Management does not expect MIRMA to meet the distribution test until delivery of financial statements for the quarter ended September 30, 2003, based on current projections. At that time management expects that MIRMA will be able to make distributions, although there can be no assurance that such expectation will prove correct. In the event that such subsidiaries, including MAG and MIRMA, were unable to make dividends and distributions to Mirant, we would not be able to use the earnings and cash flow of those subsidiaries to make payments on the New Secured Notes.

Holders of New Secured Notes may not receive payment in full by foreclosing on the Collateral in the event of a default on the New Secured Notes and their rights with respect to the Collateral are subject to the provisions of the Intercreditor Agreement.

      The New Secured Notes will be secured on a junior basis by a pledge of the Collateral. Proceeds from any disposition of the Collateral following an exercise of remedies will be paid first to the lenders holding a senior lien who are owed up to $1.1 billion. After such senior indebtedness has been paid in full, any remaining collateral proceeds will be shared by the holders of the New Secured Notes with the other junior lenders, who together with holders of the New Secured Notes may be owed up to $3.95 billion in the Out-of-Court Alternative (and $4.6 billion in the event we pursue the In-Court Alternative). The ability of the holders of the New Secured Notes to realize upon the Collateral is subject to certain limitations and to practical problems associated with the realization of the collateral agent’s security interests in the Collateral. In addition, the value of the Collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. We cannot assure you that the proceeds from the sale or sales of all of such Collateral would be sufficient to satisfy the amounts due on the New Secured Notes in the event of a default. If such proceeds were not sufficient to repay amounts due on the New Secured Notes, then holders of the New Secured Notes (to the extent not repaid from the proceeds of the sale of the Collateral) would only have an unsecured claim against our remaining assets.

      The right of the collateral agent to foreclose upon and sell the Collateral upon the occurrence of a default will also be subject to limitations under applicable bankruptcy laws if a bankruptcy case were commenced against us or our subsidiaries.

      The rights of the holders of the New Secured Notes with respect to the Collateral securing the New Secured Notes will also be limited pursuant to the terms of the Intercreditor Agreement. For example, under the terms of the Intercreditor Agreement, the sale proceeds and insurance proceeds from any disposition or loss of the Collateral will be applied solely to repay outstanding borrowings under the Mirant Secured Credit Facility, the MAG Secured Credit Facility and the MAEM Credit Facility (and the Mirant Term Loan Facility, Mirant Exit Facility, MAG Secured Credit Facility and the MAEM Credit Facility in the event we pursue the In-Court Alternative.) As a result, the amount of the Collateral securing the New Secured Notes may be reduced without any reduction in the aggregate principal amount of outstanding New Secured Notes.

      Certain of the mortgages and financing statements that must be filed in order to perfect the liens on the Collateral may not be filed for several months following the consummation of the Exchange Offers and the issuance of the New Secured Notes. If there is a default on the New Secured Notes prior to the perfection of the liens on the Collateral, holders of the New Secured Notes may not be able to realize the full value of the Collateral and liens granted to the holders of the New Secured Notes may not have the priority described in this Offering Circular and Disclosure Statement.

Holders of the New Secured Notes and Warrants may not be able to sell the New Secured Notes and Warrants when they want and, if they do, they may not be able to receive the price they want.

      Because the Exchange Offers will be the first issuance of the New Secured Notes and Warrants, there has previously been no trading market for the New Secured Notes and Warrants you will receive in the Exchange Offers. The New Secured Notes and Warrants will not be listed for trading on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association and we do not intend to apply for either listing or quotation. We do not know the extent to which investor interest will lead to the development of a trading market for the New Secured Notes and Warrants or how liquid any such market might be. Moreover, the liquidity of any market for the Securities will also depend upon the number of holders of the New Secured Notes and Warrants, our financial performance, the market for similar securities and the interest of securities dealers in making a market in the Securities. We cannot assure Noteholders that an active trading market will develop or, if it does, at what prices the New Secured Notes and Warrants may trade. Therefore, Noteholders may not be able to sell the New Secured Notes and Warrants when they want and, if they do, they may not be able to receive the price they want.

If Noteholders have claims against Mirant resulting from their acquisition or ownership of Exchange Offer Securities, they will give up those claims if they exchange their Exchange Offer Securities.

      By tendering their Exchange Offer Securities in the Exchange Offers, Noteholders will be deemed to have released and waived any and all claims they, their successors and their assigns have or may have had against

•	Mirant, its subsidiaries, its affiliates and its stockholders, and

•	the directors, officers, employees, attorneys, accountants, advisors, agents and representatives, in each case whether current or former, of Mirant, its subsidiaries, its affiliates and its stockholders, arising from, related to, or in connection with, their acquisition or ownership of the Exchange Offer Securities, whether those claims arise under federal or state securities laws or otherwise. Because it is not possible to estimate the likelihood of their success in pursuing these legal claims or the magnitude of any recovery to which they ultimately might be entitled, it is possible that the consideration Noteholders receive in the Exchange Offers will have a value less than the value of the legal claims Noteholders are relinquishing. Moreover, holders who do not tender their Exchange Offer Securities for exchange and former holders who have already sold their Exchange Offer Securities will continue to have the right to prosecute their claims against Mirant.

If the Restructuring Transactions are consummated through the Out-of-Court Alternative, the granting of liens to secure the New Secured Notes may allow courts, under specific circumstances, to order the avoidance of the liens securing the New Secured Notes.

      The creditors of our Grantor Subsidiaries could challenge the liens securing the New Secured Notes as fraudulent transfers or on other grounds. The grant of the second-priority liens securing the New Secured Notes could be found to be a fraudulent transfer and avoided if a court determined that: a Grantor Subsidiary granted the lien with the intent to hinder, delay or defraud its existing or future creditors or the Grantor Subsidiary did not receive reasonably equivalent value or fair consideration for granting the lien and, at the time of such grant, either (i) the sum of the Grantor Subsidiary’s liabilities exceeded its assets, at a fair valuation, (ii) the present fair saleable value of the Grantor Subsidiary’s assets was less than the amount required to pay its probable liabilities on its existing debts as they became absolute and matured, (iii) the Grantor Subsidiary had unreasonably small capital with which to conduct its business, or (iv) the Grantor Subsidiary intended or believed that it would be unable to pay its debts as they came due. If a court avoids these liens, any claim holders of the New Secured Notes may make against us for amounts payable on the New Secured Notes would be unsecured and subordinated to the debt of our subsidiaries.

      On June 10, 2003, certain holders of senior MAG notes maturing after 2006 (“Plaintiffs”) filed a complaint in the Court of Chancery of the State of Delaware which named as defendants Mirant, Mirant Americas, Inc., MAG, certain past and present Mirant directors, and certain past and present MAG managers (“Defendants”). Among other claims, Plaintiffs assert that the Exchange Offers and MAG Exchange Offer result from a breach of fiduciary duties allegedly owed to them by Mirant, Mirant Americas and MAG managers. Plaintiffs further assert that the Exchange Offers and the MAG Exchange Offer will, if consummated, constitute fraudulent conveyances. In addition, Plaintiffs challenge certain dividends and distributions allegedly made by MAG. Plaintiffs seek both damages in excess of $1 billion based upon the challenged dividends, and equitable relief, including rescinding the liens granted to secure the repayment of the New Secured Notes. A copy of the Complaint is attached as Annex F to this Offering Circular and Disclosure Statement.

      On June 13, 2003, the Court heard Plaintiffs’ application to schedule an expedited preliminary injunction hearing prior to the closing of the Exchange Offers and the MAG Exchange Offer. The Court refused Plaintiffs’ requested schedule, but ordered an expedited trial to be held in November or December 2003, subject to receiving written confirmation from Mirant and MAG that (i) there has been sufficient public disclosure made regarding the possibility that these liens may be set aside by the Court at a later date if Plaintiffs succeed in their challenges and (ii) that a trustee or some similar agent for the holders of the New

Secured Notes will be subject to the Chancery Court’s jurisdiction and can bind the Noteholders to any judgment issued by the Chancery Court setting aside the liens. Mirant and MAG sent such written confirmation to the Court, which approved its contents on June 18, 2003, and set this matter for trial in November or December 2003.

      In order to make explicit the Court’s power to attain jurisdiction to bind the Noteholders to any subsequent judgment, Mirant and MAG have committed that each of (i) the Indenture Trustee for the New Secured Notes, (ii) the Indenture Trustee for the New MAG Notes, (iii) the Administrative Agent under the Mirant Secured Credit Facility and the MAEM Credit Facility, and (iv) the Administrative Agent under the MAG Secured Credit Facility will enter into an Intercreditor Agreement (as defined herein) under which each party specifically agrees, among other things, to submit to the jurisdiction of the Chancery Court and to be bound by the decisions and orders of the Chancery Court on behalf of their respective noteholders and participants with respect to the validity and enforceability of the liens.

      The Defendants could be found to have breached their fiduciary duties and/or the grant of the second-priority liens securing the New Secured Notes could be found to be a fraudulent transfer and avoided if a court determines that a Grantor Subsidiary granted the lien with the intent to hinder, delay or defraud its existing or future creditors, or the Grantor Subsidiary did not receive reasonably equivalent value or fair consideration for granting the lien and, at the time of such grant or as a result of the transfer, either (i) the sum of the Grantor Subsidiary’s liabilities exceeded its assets, at a fair valuation, (ii) the present fair value of the Grantor Subsidiary’s assets was less than the amount required to pay its probable liabilities on its existing debts as they became absolute and matured, (iii) the Grantor Subsidiary had unreasonably small capital with which to conduct its business, or (iv) the Grantor Subsidiary intended or believed that it would be unable to pay its debts as they came due.

      Mirant and MAG believe that Plaintiffs’ claims are meritless, and intend to defend this action vigorously.

If the Restructuring Transactions are consummated through the Out-of-Court Alternative, consideration paid to Noteholders in the Exchange Offers could be subject to avoidance as a preferential transfer.

      If Mirant were to become a debtor in a case under the Bankruptcy Code within 90 days after the consummation of the Exchange Offers (or, with respect to any insiders specified in the Bankruptcy Code, within one year after consummation of the Exchange Offers) and certain other conditions are met, the consideration paid to Noteholders in the Exchange Offers, absent one of the Bankruptcy Code defenses to avoidance, could be subject to avoidance as a preferential transfer and, to the extent avoided, the value of such consideration could be recovered from such Noteholders and possibly from subsequent transferees.

Risks Related to Our Business

We have incurred substantial indebtedness on a consolidated basis to finance our business. As of December 31, 2002, our total consolidated indebtedness was $8.9 billion (approximately $4.3 billion of which was recourse to Mirant). We do not expect that over the next five years our cash flows from operations will cover all of our capital expenditures, interest payments and debts as they become due and payable pursuant to their scheduled maturities.

      The purpose of the Restructuring Transactions is to enable us to repay in full all of our obligations with interest, including unsecured long-term indebtedness that is not so extended. We hope to accomplish this by refinancing all or a portion of our indebtedness, including debt issued in the Restructuring Transactions, prior to its maturities when our business has recovered and capital markets are made available to us. We note that there can be no assurances either with respect to the accomplishment of the contemplated financial restructuring or with respect to the values that may ultimately be available for creditors and stockholders. In the event that we are unable to successfully restructure our debt we would likely be required to seek bankruptcy court or other protection from our creditors.

We may not achieve the earnings or liquidity set forth in the Five-Year Projections.

      During the months of November 2002 through February 2003, management prepared a five-year business plan that has been summarized and, in part, updated in the Five-Year Projections set forth in Annex C. The Five-Year Projections represent Mirant’s best estimates, at the time they were prepared, of the projected results of operations and financial position of Mirant after giving effect to the Restructuring Transactions. Such forecasts, however, are only estimates and actual results may vary considerably from the forecasts. For a description of the principal assumptions used in the preparation of the Five-Year Projections, please review the discussion of such assumptions in Annex C.

      Although Mirant does not intend to update or otherwise revise the Five-Year Projections to reflect circumstances arising subsequent to their preparation, management notes that Mirant’s liquidity as of June 30, 2003, and its most recent liquidity forecast for the third quarter of 2003, are different from those anticipated by or reflected in the Five-Year Projections as of July 1 and for such period. As of June 30, 2003, our liquidity was approximately $109 million lower than the June 30 balance incorporated into the Five-Year Projections in Annex C. We also note that our current forecast for the third quarter of 2003 projects lower liquidity than is forecast in our Five-Year Projections. For the third quarter of 2003, as compared to the Five-Year Projections, working capital improvements are forecasted to be approximately $230 million lower, International operating expenses are expected to be approximately $45 million higher, gross margins are expected to be approximately $25 million lower and forecasted asset sales of approximately $100 million are not expected to be consummated in the third quarter.

      We also note that the Company’s liquidity position as of June 30, 2003 is approximately $900 million lower than was initially projected in its five-year business plan prepared at the outset of the restructuring process. This shortfall is attributable, in part, to planned asset sales that were not consummated in the period, resulting in a reduction to planned liquidity of approximately $370 million. In addition, we have had to post additional collateral during the six months ended June 30, 2003, as a result of higher commodity prices and requirements imposed by counter-parties as a result of our current financial condition, resulting in a reduction to projected liquidity of approximately $360 million. In addition, our operating cash flow and changes to working capital for the six months ended June 30, 2003, are approximately $100 million lower than projected, we purchased $83 million of TIERS for $51 million which was not projected and, as a result of the restrictions under the waiver granted by the Mirant Bank Lenders, our credit facility capacity has been reduced by $73 million.

      We believe that upon the successful completion of the Restructuring Transactions, we will be able to recover much of the lost liquidity related to working capital, collateral postings, the reduction in our credit facility availability and that we will be able to execute planned asset sales. Management does not believe these changes in liquidity indicate a fundamental change in Mirant’s Five-Year Projections; however, the current financial situation and its effect on the Five-Year Projections will be reviewed with the Board as part of its continuing review of the Five-Year Projections and the Restructuring Transactions.

Our activities are restricted by substantial indebtedness. This indebtedness may be accelerated if we are unable to service it. Acceleration of some of our debt may cause other lenders to accelerate other debt obligations.

      We have incurred substantial indebtedness on a consolidated basis to finance our business. As of December 31, 2002, our total consolidated indebtedness was $8.9 billion (approximately $4.3 billion of which was recourse to Mirant), our total consolidated assets were $19.4 billion and our stockholders’ equity was $3.0 billion. Our level of indebtedness has important consequences, including:

•	limiting our ability to refinance existing indebtedness as it comes due and to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our business plan or other purposes,

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service our debt,

•	increasing our vulnerability to general adverse economic and industry conditions, and

•	limiting our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation.

      If we consummate the Restructuring Transactions through the Out-of-Court Alternative, we anticipate borrowing up to $1.1 billion under the revolving letter of credit and working capital facility portion of the Mirant Secured Credit Facility and up to $150 million under the Mirant Liquidity Facility. If we consummate the Restructuring Transactions through the In-Court Alternative, we will be able to make borrowings under the Mirant Exit Facility. If we incur more debt, the risks associated with our current levels of debt would therefore also increase. Borrowings under the Mirant Secured Credit Facility and the Mirant Exit Facility (to the extent applicable) will, and, under the Mirant Liquidity Facility may, bear interest at floating rates based on LIBOR. If LIBOR rises, the interest rates on this indebtedness will also rise, which would increase our interest payment obligations under these loans.

The commencement of a Chapter 11 case of Mirant and/or MAEM for the purpose of implementing the Plan of Reorganization may result in a number of adverse consequences.

      We have pursued an integrated business model whereby MAEM engages in, among other activities, asset management and optimization with respect to the operation of the core generation business. As asset manager, MAEM is responsible for, among other things, procuring and scheduling deliveries of fuel consumed by our domestic power generating assets, bidding and scheduling the plants into local market areas, selling energy, capacity and related products produced by the plants, and hedging gross margin expectations to reduce the risks associated with market volatility. Furthermore, MAEM currently holds many of the regulatory approvals necessary for us to continue operating within the gas and power market environments.

      Our business plan contemplates MAEM engaging in asset management activities consistent with prior practice. There can be no assurances that MAEM will be able to engage in asset management activities consistent with prior practice if relief is sought under Chapter 11 of the Bankruptcy Code.

      Historically, MAEM has also engaged in proprietary trading activities for its own account, from which we have derived substantial value.

      Our business plan contemplates the continued derivation of substantial revenue from MAEM’s prospective proprietary trading activities as well as the recognition of value from MAEM’s existing trading positions. There can be no assurances that MAEM will be able to engage in prospective trading activity consistent with historical performance or that MAEM will be able to recognize the value of its existing trading positions.

      MAEM conducts a substantial portion of its business through the use of derivative contracts that may fall within the “safe-harbor” protections set forth in sections 556 and 560 as well as other sections of the Bankruptcy Code. The safe harbor provisions permit non-debtor parties to, among other things, exercise certain contractual rights and remedies notwithstanding the commencement of a Chapter 11 case. Although case law surrounding the scope of the Bankruptcy Code’s safe harbor provisions remains unsettled, we believe that a substantial number of MAEM’s contracts, although not all of MAEM’s contracts, would qualify for safe harbor protection, permitting, upon a Chapter 11 filing of MAEM, MAEM’s counterparties to terminate such contracts and in certain circumstances causing automatic termination of such contracts in accordance with the contractual terms.

      In addition, a substantial number of MAEM’s contracts have been guaranteed by us. Accordingly, a Chapter 11 filing of Mirant in the absence of a Chapter 11 filing of MAEM would create defaults in the underlying MAEM obligations. Such defaults may permit counterparties to exercise rights and remedies including, to the extent such contracts constitute “safe-harbor” contracts, the right to terminate the underlying contract. In addition, such defaults may cause direct or indirect defaults of other MAEM contracts not otherwise guaranteed by us, including contracts necessary for MAEM to fulfill its asset management obligations.

      Pursuant to the general terms of MAEM’s derivative trading contracts, upon early termination, settlement payments are determined by the non-defaulting counterparty using mark-to-market valuation methodologies. Given the inherent uncertainties in mark-to-market valuation, we may not be able to realize the net current value of any existing derivative trading contracts that have been terminated early as a result of a Chapter 11 filing or other event of default due to a potential increase in mark-to-market liabilities and a potential decrease in mark-to-market assets upon settlement. Although we cannot accurately predict whether a substantial number of counterparties will exercise early termination rights, early termination by a substantial number of counterparties may result in a significant loss of value.

      In addition, although the terms of most of MAEM’s derivative contracts do not relieve the non-defaulting party of the obligation to pay settlement amounts owing, many of MAEM’s counterparties owing settlement payments may refuse to make such payments absent litigation, further reducing the value of MAEM’s existing trading positions due to delays in collections and cost of litigation. Furthermore, early termination of contracts will result in an acceleration of settlement payments required to be paid by MAEM, which payments, absent consent of the counterparty or to the extent not fully secured by cash or letters of credit, will need to be satisfied in full upon emergence from Chapter 11. Although we cannot accurately predict the number of counterparties that may exercise early termination rights, in the event that a substantial number of parties exercise early termination rights, we anticipate additional unsecured claims in the form of accelerated termination payments.

      A substantial portion of MAEM’s obligations are secured with cash or letters of credit issued by us. Upon a Chapter 11 filing of MAEM or other event of default, including a Chapter 11 filing of Mirant as credit support provider, approximately up to $600 million of letters of credit may be drawn (including $300 million of letters of credit relating to Mirant Canada (as defined herein)), resulting in a concomitant increase in funded debt of Mirant and extinguishment of future letter of credit capacity. Our Five-Year Projections do not contemplate the immediate draw of current outstanding letters of credit and the extinguishment of existing letter of credit capacity. In the event that such letters of credit are drawn, the lenders that provided those letters of credit will then have noncontingent reimbursement claims against Mirant in the amount of such draw and, under the Plan of Reorganization, Mirant will satisfy those claims in the same manner that all other claims of Mirant Bank Lenders are satisfied under the Plan of Reorganization, and we will be required to replace the extinguished letter of credit capacity. There can be no assurances that we will be able to meet such requirements.

      In the event that we choose to pursue the Restructuring Transactions through the In-Court Alternative, we will need to enter into a debtor in possession financing facility (the “DIP Facility”) which will be available to meet future letter of credit demands and other working capital requirements. Upon emergence from Chapter 11, we anticipate entering into the Mirant Exit Facility which will be applied towards immediate repayment of all outstanding amounts due under the DIP Facility and towards letter of credit and working capital requirements. There can be no assurances, however, that the DIP Facility or the Mirant Exit Facility will provide sufficient liquidity to support our ongoing operations through any Chapter 11 filing or upon emergence.

      Although we intend to continue our asset management, hedging and proprietary trading activities in the normal course through MAEM, there can be no assurances that counterparties will continue to conduct business with MAEM while MAEM and/or Mirant is in Chapter 11. In the event that counterparties refuse to conduct business with MAEM while MAEM and/or Mirant is in Chapter 11, we anticipate that we can, over time, re-engage in asset management, hedging and proprietary trading activities consistent with historical performance after emergence from Chapter 11. Although we cannot accurately predict the amount of time that may be necessary to re-engage these activities fully, we anticipate that MAEM may re-engage asset management, hedging and proprietary trading activities consistent with historical performance within six months following the Petition Date. We estimate that failure to engage in asset management and hedging activities will result in a loss of a significant fraction of the MAEM gross margin projections over the six-month period immediately following the Petition Date. In addition, we estimate that failure to engage in proprietary trading activities will result in a loss of a significant fraction of the MAEM gross margin projections over the six-month period immediately following the Petition Date. See “The Plan of Reorganiza-

tion — Risk Factors related to the Plan of Reorganization — Non-confirmation of the Plan of Reorganization with respect to MAEM and/or MADCI.”

      Given our anticipated credit rating upon emergence from Chapter 11, re-engaging in asset management and proprietary trading activities after emergence from Chapter 11 may require substantial liquidity in the form of cash collateral or letter of credit capacity consistent with our current collateral requirements, which range from $600 million to $1 billion. There can be no assurances that we will have sufficient liquidity after emergence to re-engage in asset management and proprietary trading consistent with historical levels.

      Furthermore, we hold cash collateral posted by counter-parties to secure the counter-parties’ net mark-to-market exposure to us. Although we are currently permitted to re-hypothecate such cash collateral, under certain circumstances, counterparties may demand that we segregate cash collateral, terminating our ability to re-hypothecate such cash collateral. We estimate that approximately $60 million of currently re-hypothecated cash collateral is subject to demands of segregation. In the event that a counterparty demands segregation of its cash collateral upon emergence from Chapter 11, our liquidity will be reduced by the amount of cash collateral required to be segregated.

The commencement of a Chapter 11 case of Mirant for the purpose of implementing the Plan of Reorganization may result in a number of adverse consequences affecting our Canadian business.

      Our Canadian business is conducted through Mirant Canada Energy Marketing, Ltd. and Mirant Canada Gas Marketing, Ltd. (collectively, “Mirant Canada”). A substantial number of Mirant Canada’s contracts have been guaranteed by Mirant. Accordingly, a Chapter 11 filing of Mirant would create defaults in the underlying obligations. Such defaults may permit counterparties to exercise rights and remedies including the right to terminate the underlying contract. In addition, such defaults may cause direct or indirect defaults of other Mirant Canada contracts not otherwise guaranteed by Mirant. To mitigate any adverse consequences resulting from a Chapter 11 filing of Mirant, it may be necessary for Mirant Canada to seek protection from its creditors under the Companies’ Creditors Arrangement Act (the “CCAA”) and/or to include Mirant Canada as additional debtors and debtors in possession in the Chapter 11 cases. No decisions have yet been made as to whether or not Mirant Canada will become the subject of any bankruptcy proceedings.

      In addition, Mirant Canada conducts a substantial portion of its business through the use of derivative contracts that may fall within the “eligible financial contracts” definitions set forth in section 11.1 of the CCAA. The “eligible financial contract” provisions permit non-debtor parties among other things, to exercise certain contractual rights and remedies notwithstanding the commencement of a CCAA filing. Although case law surrounding the scope of these provisions remains unsettled, we believe that a number of Mirant Canada’s contracts, although not all of Mirant Canada’s contracts, would constitute eligible financial contracts permitting Mirant Canada’s counterparties to terminate such contracts and in certain circumstances cause automatic termination of such contracts in accordance with the contractual terms, notwithstanding a commencement of a CCAA filing by Mirant Canada.

      In addition, Mirant Canada has entered into a number of transactions that will dispose of certain “eligible financial contracts” and other contracts. A substantial number of these contracts are secured with letters of credit issued by Mirant. The largest of these transactions is scheduled to close prior to expiration of the Exchange Offers; however, if there is a delay in closing, there is a risk that a Chapter 11 filing of Mirant and/or any bankruptcy filing with respect to Mirant Canada will cause the purchaser to refuse to close. Furthermore, because Mirant is the credit support provider, a Chapter 11 filing by Mirant prior to the closing of such transaction may cause approximately up to $300 million of letters of credit to be drawn, resulting in an accompanying increase in funded debt of Mirant, which would be satisfied under the Plan of Reorganization in the same manner as all other claims of Mirant Bank Lenders are satisfied under the Plan of Reorganization, and extinguishment of future letter of credit capacity. Mirant’s business plan does not contemplate the immediate draw of current outstanding letters of credit and the extinguishment of existing letter of credit capacity. In the event that such letters of credit are drawn, the lenders that provided those letters of credit will then have noncontingent reimbursement claims against Mirant in the amount of such draw and, under the Plan of Reorganization, Mirant will satisfy those claims in the same manner as all other claims of Mirant Bank

Lenders are satisfied under the Plan of Reorganization and we will be required to replace the extinguished letter of credit capacity. We note that there can be no assurances that we will be able to meet such requirements.

Restrictions and covenants in our debt agreements limit our ability to take certain actions, and our failure to comply with these restrictions and covenants can have adverse consequences on us.

      Some of our debt agreements, including the Mirant Secured Credit Facility or if we pursue the In-Court Alternative, the Mirant Term Loan Facility and the proposed Mirant Exit Facility, and the debt agreements of our subsidiaries, including the MAG Secured Credit Facility, contain or are expected to contain restrictive covenants which, among other things, can limit or prohibit our ability to:

•	incur additional debt,

•	prepay, redeem or repurchase indebtedness,

•	pay dividends or repurchase shares of capital stock,

•	make loans or investments,

•	create liens,

•	sell assets,

•	acquire facilities or other businesses,

•	enter into sale and lease back transactions,

•	enter into mergers and consolidations,

•	change the nature of our business, and

•	amend organizational documents, debt documents and other material agreements.

      In addition, the Mirant Secured Credit Facility may, and if we pursue the In-Court Alternative, the Mirant Term Loan Facility and the proposed Mirant Exit Facility will require us to maintain certain financial ratios and meet certain tests, including minimum leverage and interest coverage ratios, and restrict our ability and the ability of our significant subsidiaries to make capital expenditures. These covenants may have important consequences on our operations, including, but not necessarily limited to restricting our ability to obtain additional financing and potentially limiting our ability to adjust to rapidly changing market conditions.

      Events beyond our control, such as prevailing economic conditions, changes in commodity prices and changes in the competitive environment, could impair our operating performance, which could affect our ability and that of our subsidiaries to comply with the terms of our debt instruments. We cannot assure you that we and our subsidiaries will be able to comply with the provisions of our respective debt instruments, including the financial covenants in the Mirant Secured Credit Facility or the Mirant Term Loan Facility and the proposed Mirant Exit Facility (in the event we pursue the In-Court Alternative). Breaching any of these covenants or restrictions or the failure to comply with our obligations after the lapse of any applicable grace periods could result in a default under the applicable debt instruments, including the New Secured Notes Indenture, the Restructured Credit Facilities, and, in the event we pursue the In-Court Alternative, the Mirant Term Loan Facility and the proposed Mirant Exit Facility and the Restructured Credit Facilities. If there were an event of default, holders of such defaulted debt could cause all amounts borrowed under these instruments to be due and payable immediately. We cannot assure you that our assets or cash flow or that of our subsidiaries would be sufficient to fully repay borrowings under the outstanding debt instruments, either upon maturity or if accelerated upon an event of default that we would be able to refinance or restructure the payments on such debt. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our or our subsidiaries’ other debt instruments. See “— Our activities are restricted by substantial indebtedness. This indebtedness may be accelerated if we are unable to service it. Acceleration of some of our debt may cause other lenders to accelerate other debt obligations.”

Changes in commodity prices may affect financial results, either favorably or unfavorably.

      Our generation and distribution businesses are subject to changes in power prices and fuel costs, which may affect their financial results and financial position by increasing the cost of producing power and decreasing the amounts they receive from the sale of power. In addition, actual power prices and fuel costs may differ from those assumed in our financial models. For example, management notes that Mirant’s liquidity as of June 30, 2003, and its most recent liquidity forecast for the third quarter of 2003, are different from those anticipated by or reflected in the Five-Year Projections as of July 1 and for such period. See “— We may not achieve the earnings or liquidity set forth in the Five-Year Projections.”

      Many factors influence the level of commodity prices, including weather, illiquid markets, transmission or transportation inefficiencies, availability of competitively priced alternative energy sources, demand for energy commodities, natural gas, crude oil and coal production, natural disasters, wars, embargoes and other catastrophic events, and federal, state and foreign energy and environmental regulation and legislation.

      Additionally, we may, at times, have an open position in the market, within established guidelines, resulting from the management of our portfolio. To the extent open positions exist, fluctuating commodity prices can impact financial results and financial position, either favorably or unfavorably. Furthermore, the risk management procedures we have in place may not always be followed or may not always work as planned. As a result of these and other factors, we cannot predict with precision the impact that risk management decisions may have on our businesses, operating results or financial position. Although management devotes a considerable amount of attention to these issues, their outcome is uncertain.

Our liquidity and profitability may decline if we are not able to execute our hedging strategy or if our hedging strategies do not work as planned.

      To lower our financial exposure related to commodity price fluctuations, our commodity trading operations routinely enter into contracts to hedge purchase and sale commitments, weather conditions, fuel requirements and inventories of natural gas, coal, electricity, crude oil and other commodities. As part of this strategy, we routinely utilize fixed-price forward physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. We do not expect to cover the entire exposure from market price volatility of our assets, however, and the coverage will vary over time. In addition, as a result of marketplace illiquidity and other factors, our commodity trading operations may, at times, be unable to fully hedge our portfolios for market risks. This inability to hedge against changes in commodity prices may cause our profitability to decline.

Our projects located outside of the United States expose us to risks related to laws of other countries, taxes, economic conditions, fluctuations in currency rates, labor supply and relations, political conditions and policies of foreign governments. These risks may delay or reduce our realization of value from our international projects.

      We have substantial operations outside the United States. In 2002, we derived approximately 16% of our net income from foreign operations. The financing and operation of projects outside the United States entail significant political and financial risks, which vary by country, including:

•	changes in laws or regulations,

•	changes in foreign tax laws and regulations, including unexpected tax liabilities,

•	changes in United States laws, including tax laws, related to foreign operations,

•	compliance with United States foreign corrupt practices laws,

•	changes in government policies or personnel,

•	changes in general economic conditions affecting each country,

•	difficulty in converting earnings to United States dollars or moving funds out of the country in which the funds were earned,

•	fluctuations in currency exchange rates,

•	changes in labor relations in operations outside the United States,

•	political instability and civil unrest, and

•	expropriation and confiscation of assets and facilities.

      Despite contractual protections we have against many of these risks for our operations in the Philippines and some other countries in which Mirant operates or may invest in the future, our actual results may be affected by the occurrence of any of these events.

      Risk from fluctuations in currency exchange rates can arise when our foreign subsidiaries borrow funds in one type of currency but receive revenue in another. In such cases, an adverse change in exchange rates can reduce our ability to meet debt service obligations. Foreign currency risk can also arise when the revenues received by our foreign subsidiaries are not in United States dollars. In such cases, a strengthening of the United States dollar could reduce the amount of cash and income we receive from these foreign subsidiaries.

      Although we believe we have hedges and contracts in place to mitigate our most significant foreign currency exchange risks, we have some exposure that is not hedged.

Some of our facilities depend on only one or a few customers or suppliers. These parties, as well as other parties with whom we have contracts, may fail to perform their obligations, or may terminate their existing agreements, which may result in a default on project debt or a loss in revenues and may require us to institute legal proceedings to enforce our agreements.

      Several of our power production facilities rely on a single customer or a few customers to purchase most or all of the facility’s output or on a single supplier or a few suppliers to provide fuel, water and other services required for the operation of the facility. Our sale and procurement agreements for these facilities may also provide support for any project debt used to finance the related facilities. The financial performance of these facilities is dependent on the continued performance by customers and suppliers of their obligations under their long-term agreements.

      In addition, our commodity trading operations are exposed to the risk that counterparties that owe us money or energy as a result of market transactions will not perform their obligations. We are currently owed significant past due revenues from the California Power Exchange and the California Independent System Operator.

      Finally, revenue under some of our power sales agreements may be reduced significantly upon their expiration or termination. Much of the electricity we generate from our existing portfolio is sold under long-term power sales agreements that expire at various times. When the terms of each of these power sales agreements expire, it is possible that the price paid to us for the generation of electricity may be reduced significantly, which would substantially reduce our revenue under such agreements.

Failures of companies within our sector could have a materially adverse effect on us.

      The failure of companies within our sector could have a materially negative effect on our business. As a result of intra-industry company failures and other factors, we have experienced such adverse effects as increased negative sentiment and reactions from our customers, investors, lenders and credit rating agencies, increased requirements for collateral in the transaction of our businesses, increased pressure on our liquidity and reduced access to additional capital. Additional failures within our sector could heighten these reactions or cause additional negative impacts on our business which could impair our ability to achieve our business plan.

Our credit ratings have been reduced by Moody’s, Fitch and S&P to non-investment grade; further reductions could increase our collateral requirements and could materially adversely affect our financial condition.

      As of June 27, 2003, Moody’s had our senior unsecured debt rated ‘Ca’ with a negative outlook. S&P had our senior unsecured debt rated ‘CC’ and on CreditWatch with developing implications, and Fitch had our senior unsecured debt rated ‘CCC’ with a Rating Watch Evolving. Also, as of June 27, 2003, MAG’s senior unsecured debt was rated ‘Caa3’ with negative outlook by Moody’s, ‘CC’ on CreditWatch with developing implications by S&P, and ‘CCC’ with a Rating Watch Evolving by Fitch. Although the foregoing indicates the ratings from the various rating agencies, we note that these ratings are not a recommendation to buy, sell or hold our securities and that each rating should be evaluated independently of any other rating. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant.

      Although we have removed ratings triggers from our various contracts, it is possible that significant additional downgrades by the various credit ratings agencies could materially negatively impact our business. For example, significant additional downgrades could further increase requirements for collateral in the transaction of our businesses, increase negative sentiment and reactions from our customers, regulators, investors, lenders or other credit rating agencies, increase pressure on our liquidity and reduce our ability to raise capital. These reactions, and others, could impair our ability to achieve our business plan.

Our costs of compliance with environmental laws are significant and the cost of compliance with new and existing environmental laws could adversely affect our profitability.

      Our operations are subject to extensive federal, state, local and foreign statutes, rules and regulations relating to environmental protection. To comply with these legal requirements, we must spend significant sums on environmental monitoring, pollution control equipment and emission fees. We may be exposed to compliance risks from new projects, as well as from plants we have acquired.

      Our failure to comply with environmental laws may result in the assessment of penalties and fines against us by regulatory authorities. With the trend toward stricter standards, greater regulation, more extensive permitting requirements and an increase in the number and types of assets operated by us subject to environmental regulation, we expect our environmental expenditures to be substantial in the future. As is true in many countries of the world, the governments of the United States, the Philippines and Trinidad and Tobago have proposed increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management.

      Unless our contracts with customers expressly permit us to pass through increased costs attributable to new statutes, rules and regulations, we may not be able to recover capital costs of complying with new environmental regulations, which may adversely affect our profitability. Most of our contracts with customers do not permit us to recover capital costs incurred to comply with new environmental regulations.

Our business in the United States is subject to complex government regulations and changes in these regulations or in their implementation may affect the costs of operating our facilities or our ability to operate our facilities, which may negatively impact our results of operations.

      The majority of our generation operations in the United States are exempt wholesale generators that sell electricity exclusively into the wholesale market. Generally, our exempt wholesale generators are subject to regulation by the Federal Energy Regulatory Commission (the “FERC”) regarding rate matters and state public utility commissions regarding non-rate matters. The majority of our generation from exempt wholesale generators is sold at market prices under market rate authority exercised by the FERC, although the FERC has the authority to impose “cost of service” rate regulation or other market power mitigation measures if it determines that market pricing is not in the public interest. A loss of our market-based rate authority would prohibit electricity sales at market rates and would require all sales to be cost-based. A loss of our market-based rate authority could severely impair our execution of our business plan and could have a materially negative impact on our business.

      To conduct our business, we must obtain licenses, permits and approvals for our plants. We cannot assure you that we will be able to obtain and comply with all necessary licenses, permits and approvals for our plants. If we cannot comply with all applicable regulations, our business, results of operations and financial condition could be adversely affected.

      The United States Congress is considering legislation that would repeal the Public Utility Regulatory Policies Act of 1978, as amended, commonly referred to as PURPA, entirely, or at least eliminate the future obligation of utilities to purchase power from qualifying facilities, and also repeal the Public Utility Holding Company Act of 1935, as amended, commonly referred to as PUHCA. In the event of a PUHCA repeal, competition from independent power generators and from utilities with generation, transmission and distribution would likely increase.

      Repeal of PURPA or PUHCA may or may not be part of comprehensive legislation to restructure the electric utility industry, allow retail competition and deregulate most electric rates. We cannot predict the effect of this type of legislation, although we anticipate that any legislation would result in increased competition. If we were unable to compete in an increasingly competitive environment, our business and results of operation may suffer.

      We cannot predict whether the federal government, state legislatures or foreign governments will adopt legislation relating to the deregulation of the energy industry. We cannot assure you that the introduction of new laws or other future regulatory developments will not have a material adverse effect on our business, results of operations or financial condition.

Our facilities may not operate as planned, which may lead to poor financial performance and the acceleration of debt of the affected project.

      Our operation of power plants involves many risks, including the breakdown or failure of generation equipment or other equipment or processes, labor disputes, fuel interruption and operating performance below expected levels. In addition, weather related incidents and other natural disasters can disrupt both generation and transmission delivery systems. Operation of our power plants below expected capacity levels may result in lost revenues or increased expenses, including higher maintenance costs and penalties. In addition, we may not be able to repay the project debt for an under-performing facility, which could trigger default provisions in a subsidiary’s or affiliate’s project financing agreements and might allow the affected lenders to accelerate that debt.

Our operations depend substantially on the performance of our subsidiaries and affiliates, some of which we do not control and some of which are subject to restrictions and taxation on dividends and distributions.

      Two of our affiliates, Birchwood Power Partners, L.P., which owns the Birchwood power plant in Fredericksburg, Virginia, and The Power Generation Company of Trinidad and Tobago, are not subject to our control of management and policies to the same extent as our consolidated subsidiaries. We do exercise significant influence over the operations of these affiliates, however, and we account for these investments using the equity method of accounting. These affiliates contributed approximately 1% of our income from continuing operations in 2002.

      The debt agreements of some of our subsidiaries and affiliates restrict their ability to pay dividends, make distributions or otherwise transfer funds to us prior to the payment of other obligations, including operating expenses, debt service and reserves. Further, if we elect to receive distributions of earnings from our foreign operations, we may incur United States taxes on such amounts. Dividend payments from our international projects to us are, in some countries, also subject to withholding taxes.

Our business development activities may not be successful and, as such, projects may be cancelled or otherwise may not commence operation as scheduled despite the expenditure of significant amounts of capital.

      Our business involves numerous risks relating to the acquisition, development and construction of large power plants. During the past year, we have terminated many of our previously planned development projects and deferred other such projects. The termination of these projects has resulted in the write-off of significant amounts of expenses, including termination expense payments in connection with turbine acquisition agreements. Future terminations of projects would most likely result in additional write-offs which could be material.

      Our future success in developing a particular project may be contingent upon, among other things, negotiation of satisfactory engineering, construction, fuel supply and power sales contracts, receipt of required governmental permits and timely implementation and satisfactory completion of construction. We may be unsuccessful in accomplishing any of these matters or in doing so on a timely basis. Although we may attempt to minimize the financial risks in the development of a project by securing a favorable power sales agreement, obtaining all required governmental permits and approvals and arranging adequate financing prior to the commencement of construction, the development of a power project may require us to expend significant sums for preliminary engineering, permitting, legal, equipment fabrication and other expenses before we can determine whether a project is feasible, economically attractive or capable of being financed.

      Currently, we have power plants under development or construction. Our completion of these facilities without delays or cost overruns is subject to substantial risks, including changes in market prices; shortages and inconsistent qualities of equipment, material and labor; work stoppages; permitting and other regulatory matters; adverse weather conditions; unforeseen engineering problems; environmental and geological conditions; unanticipated cost increases; and our attention to other projects, any of which could give rise to delays, cost overruns or the termination of the plant expansion, construction or development.

      If we were unable to complete the development of a facility, we would generally not be able to recover our investment in the project. The process for obtaining initial environmental, siting and other governmental permits and approvals is complicated, expensive and lengthy, often taking more than one year, and is subject to significant uncertainties. In addition, construction delays and contractor performance shortfalls can result in the loss of revenues and may, in turn, adversely affect our results of operations. The failure to complete construction according to specifications can also result in liabilities, reduced plant efficiency, higher operating costs and reduced earnings.

The IRS has completed its audit of Mirant for all tax years through 1999. For years subsequent to 1999, the IRS may raise issues that could have a material effect on our cash flows.

      The IRS has completed its audit of Mirant for all tax years through 1999. The tax liability resulting from this audit has already been reflected in the financial statements for 2002. For years subsequent to 1999, the IRS may raise issues that may have a material effect on our cash flows. Additionally, audits of certain of our foreign operations and audits by certain state tax authorities are currently underway. We believe that we have adequately provided for any potential exposures related to such open tax years.

Our historical financial results from when we were a subsidiary of Southern may not be representative of our results as a separate company.

      The historical financial information as reflected in our financial statements incorporated by reference herein does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Our costs and expenses reflect charges from Southern for centralized corporate services and infrastructure costs, including engineering, legal, accounting, information technology, investor relations and stockholder services, insurance and risk management, tax, environmental, human resources and payroll and external affairs, including marketing and public relations.

      These allocations have been determined based on regulatory limitations and other bases that we and Southern considered to be reasonable reflections of the utilization of services provided to us for the benefits received by it. This historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We experienced significant changes in our cost structure, funding and operations as a result of our separation from Southern, including increased marketing expenses related to building a company brand identity separate from Southern and increased costs associated with being a publicly traded, stand-alone company.

Terrorist attacks, future war or risk of war may adversely impact our results of operations, our ability to raise capital or our future growth.

      Uncertainty surrounding terrorist acts, retaliatory military strikes or a sustained military campaign may impact our operations in unpredictable ways, including changes in insurance markets, disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including electric generation, transmission and distribution facilities, could be direct targets of, or indirect casualties of, an act of terror. War or risk of war may also have an adverse effect on the economy. The terrorist attacks on September 11, 2001 and the changes in the insurance markets attributable to the terrorist attacks have made it difficult for us to obtain certain types of insurance coverage. As a result, we have chosen to self-insure some of our plants and facilities for acts of terrorism. A lower level of economic activity could also result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

Continuation of current capital market conditions could adversely affect our prospects.

      Current conditions in our industry and in the capital markets have resulted in the need for additional liquidity. Continuation of these conditions could adversely affect our results of operations and growth prospects. We have taken many actions to respond to these conditions, including issuing additional equity, reducing our planned capital expenditures by deferring or canceling certain construction and acquisition projects, reducing corporate overhead expenses and undertaking the sale of several of our domestic and international assets. There can be no assurance that conditions in the energy equity markets will not continue to adversely affect our ability to efficiently conduct our marketing operations and affect our results of operations.

We are currently involved in significant litigation that, if decided adversely to us, could materially adversely affect our financial condition, cash flows and results of operations.

      We are currently involved in a number of lawsuits concerning our activities in the western power markets. These include a number of lawsuits by the California Attorney General and ratepayers alleging, among other things, that certain owners of electric generation facilities in California, and energy marketing, engaged in various unlawful and fraudulent business acts that served to manipulate wholesale markets and allegedly inflated wholesale electricity prices in California. Additionally, a class action is pending against us and four of our officers alleging, among other things, that defendants made material misrepresentations and omissions to the investing public regarding our business operations and future prospects during the period from January 19, 2001 through May 6, 2002. In addition, we are involved in various other litigation matters, all of which are described in more detail in our 2002 Annual Report on Form 10-K, which is incorporated herein by reference. We intend to vigorously defend against these claims, which we are unable to settle, but the results of this litigation cannot be determined. Adverse outcomes for us in this litigation could require significant expenditures by us and could have a material adverse effect on our financial condition, cash flows and results of operations.

We may be unable to retain personnel capable of successfully executing our business plan given the uncertain business climate for our sector and our company.

      If our financial position does not improve or if our financial restructuring is unsuccessful, there is a risk that personnel who are integral to the success of our business model will leave the company, disrupting our ability to complete our short-and long-term goals successfully. To reduce this risk, we have in place an equity-based compensation plan and have also put in place retention agreements with key employees. These measures are designed to provide incentives to these key employees to remain with Mirant throughout this critical period. There can be no assurance that these measures will be effective.

We may not be able to meet our repurchase obligations if and when they accrue with respect to approximately $344 million aggregate principal amount of Convertible Debentures held as the underlying assets of a trust, which could trigger defaults under our Mirant Secured Credit Facility and the MAG Secured Credit Facility.

      Approximately $344 million aggregate principal amount of Convertible Debentures are held as the underlying trust assets of the TIERS Trust formed pursuant to the Base Trust Agreement, dated as of December 15, 2000, between Structured Products Corp., an indirect wholly-owned subsidiary and affiliate of Salomon Smith Barney Inc., as depositor, and U.S. Bank Trust National Association, as trustee (the “TIERS Trustee”), as supplemented by the Series MIR 2001-14 Supplement, dated as of June 18, 2001 (the “Series Supplement”). We have no relationship with Structured Products Corp. On June 18, 2001, Structured Products Corp. issued TIERS Fixed Rate Certificates, which represent beneficial interests in the underlying trust assets. The TIERS mature on June 15, 2004. As of the date of this Offering Circular and Disclosure Statement, Mirant has purchased $83 million of TIERS.

      Pursuant to the terms of the Call Right Agreement, dated as of June 18, 2001 (the “Call Right Agreement”), between U.S. Bank Trust National Association and Citibank N.A., Citibank was granted the right to purchase the $400 million aggregate principal amount of Convertible Debentures from the TIERS Trustee at any time up to and including the maturity date. If Citibank does not exercise its purchase right at least two business days prior to June 15, 2004, the TIERS Trustee is obligated to tender the $344 million aggregate principal amount of Convertible Debentures to Mirant and Mirant is obligated to purchase all of the Convertible Debentures tendered in accordance with the terms of the indenture governing the Convertible Debentures. Mirant has proposed to the TIERS Trustee, Structured Products Corp. and Citibank that amendments be made to the Series Supplement and the Call Right Agreement to permit any TIERS holder who wishes to do so to exchange their TIERS for his or her pro rata share of the Convertible Debentures constituting trust assets, plus the amount of the “make-whole” payment as of the date of the exchange. After the commencement of the Exchange Offers, representatives of the TIERS Trustee, Structured Products Corp., Citibank, Mirant and several holders of TIERS representing approximately 75% of the outstanding TIERS engaged in discussions regarding the proposed amendment. The TIERS Trustee, Structured Products Corp. and Citibank have agreed in principle to this amendment provided that holders of not less than 85%, other than Mirant, of the outstanding TIERS agree to elect to exchange their TIERS for Convertible Debentures and their pro rata share of the “make-whole” payment. The proposed amendments, if effected, would reduce the principal amount of underlying trust assets. However, we cannot assure you that these amendments will be effected, and we cannot assure you that we will have sufficient funds to repurchase the $344 million aggregate principal amount of Convertible Debentures if we are forced to do so.

      Even though we have the option of repurchasing the $344 million aggregate principal amount of Convertible Debentures entirely with shares of our Common Stock, depending on the number of shares we would have to issue, NYSE rules may require us to obtain stockholder approval to do so, and we cannot assure you that our stockholders would give the necessary approval.

      Our failure to repurchase $344 million aggregate principal amount of Convertible Debentures if and when required to do so would result in our defaulting on the Convertible Debentures and would likely constitute a default under the Restructured Credit Facilities. It may also constitute a default under our other indebtedness outstanding at the time. If defaults under the Restructured Credit Facilities and other indebtedness are triggered we may be forced to refinance the Restructured Credit Facilities as well as our other indebtedness which would likely prevent us from making payments to the holders of the Exchange Offer Securities, as well as payments to the holders of the New Secured Notes.

MIRANT CORPORATION

      Mirant Corporation (formerly Southern Energy, Inc.) was incorporated in Delaware in 1993. We are an international energy company that produces and sells electricity in the United States, the Philippines and the Caribbean. In addition, in North America we use derivative financial instruments primarily to hedge and optimize our assets and we may also take proprietary commodity positions. In the Philippines, most of our generation output is sold under long-term contracts. Our operations in the Caribbean include fully integrated electric utilities, which generate power sold to residential, commercial and industrial customers.

      As of December 31, 2002, we owned or controlled more than 21,800 MW of electric generating capacity around the world and expect to complete construction of approximately 990 MW of generating capacity by December 2003. In North America, we also controlled access to approximately 3.1 billion cubic feet per day of natural gas production, more than 2.1 billion cubic feet per day of natural gas transportation and almost 13.4 billion cubic feet of natural gas storage as of December 31, 2002.

      We manage our business through two segments. Our North America segment consists of generation capacity and commodity trading operations managed as a combined business and our International segment includes generation businesses in the Philippines, Curacao and Trinidad and integrated utilities in the Bahamas and Jamaica. In 2002, we closed our European trading operations and sold our distribution and generation assets in Europe and China. Prior to the sale of these assets, they are reflected in the International segment.

      Our principal executive offices are located at 1155 Perimeter Center West, Suite 100, Atlanta, Georgia 30338, and our telephone number is (678) 579-5000.

CAPITALIZATION

      The table below sets forth the following information:

•	our actual capitalization as of December 31, 2002; and

•	our capitalization as of December 31, 2002, as adjusted to give effect to the Restructuring Transactions, including the Exchange Offers, and the MAG Exchange Offer and the MAG Secured Credit Facility, as if such transactions had occurred on December 31, 2002, but excluding any gain on the early extinguishment of the securities underlying the TIERS owned by us (assuming, first, that 85% of the aggregate principal amount of the Exchange Offer Securities and the Existing MAG Notes are validly tendered, accepted and not withdrawn in the Exchange Offers, and second, that all of the Exchange Offer Securities are exchanged through the Plan of Reorganization, all of the Existing MAG Notes are exchanged through the MAG Exchange Offer, and certain existing letters of credit are drawn by the beneficiaries and Mirant enters into the Mirant Exit Facility).

      These tables have been included to provide additional information regarding the anticipated impact of the Restructuring Transactions (including the Exchange Offers), the MAG Exchange Offer, the MAG Secured Credit Facility, and the Plan of Reorganization on our capitalization. The information presented below should be read in conjunction with “Summary Selected Consolidated Financial Information” included elsewhere in this Offering Circular and Disclosure Statement and our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our 2002 Annual Report on Form 10-K incorporated herein by reference.

Pro Forma Capitalization Under Exchange Offers and the

MAG Exchange Offer

		As
	Actual	Adjusted

	(in millions)
Short-term debt (excluding current portion of long-term debt):	$65	$65
Long-term debt (including current portion):
Existing long-term debt:
Bank Debt	2,299	—
7.4% Senior Notes due 2004	200	30
2.5% Convertible Senior Debentures due 2021	750	113
MAG 7.625% Senior Notes due 2006	500	75
Other existing long-term debt	5,073	5,073
New long-term debt:
Mirant Secured Credit Facility	—	1,788
Mirant Liquidity Facility	—	—
MAG Secured Credit Facility	—	300
MAEM Credit Facility	—	211
8.25% Senior Secured Notes due 2008	—	724
MAG 8.25% Senior Secured Notes due 2008	—	425
Minority Interest	305	305
Company Obligated Mandatorily Redeemable Securities of a Subsidiary Holding Solely Parent Company Debentures	345	345
Stockholders’ Equity:
Common stock, $.01 par value, per share	4	4
Additional paid-in capital	4,899	4,899
Retained earnings	(1,844)	(1,844)
Accumulated other comprehensive loss	(102)	(102)
Treasury stock, at cost	(2)	(2)

Total Capitalization	$12,492	$12,409

Pro Forma Capitalization Under Plan of Reorganization

	Actual	As Adjusted

	(in millions)
Short-term debt (excluding current portion of long-term debt):	$65	$65
Long-term debt:
Existing long-term debt:
Bank Debt	2,299	—
7.4% Senior Notes due 2004	200	—
2.5% Convertible Senior Debentures due 2021	750	—
MAG 7.625% Senior Notes due 2006	500	—
Other existing long-term debt	5,073	5,073
New long-term debt:
Mirant Exit Facility	—	—
Mirant Term Loan Facility	—	2,573
MAG Secured Credit Facility	—	300
MAEM Credit Facility	—	211
8.25% Senior Secured Notes due 2008	—	867
MAG 8.25% Senior Secured Notes due 2008	—	500
Minority Interest	305	305
Company Obligated Mandatorily Redeemable Securities of a Subsidiary Holding Solely Parent Company Debentures	345	345
Stockholders’ Equity:
Common stock, $.01 par value, per share	4	4
Additional paid-in capital	4,899	4,899
Retained earnings	(1,844)	(1,844)
Accumulated other comprehensive loss	(102)	(102)
Treasury stock, at cost	(2)	(2)

Total Capitalization	$12,492	$13,194

THE RESTRUCTURING TRANSACTIONS

Background

      We currently have approximately $8.9 billion of debt outstanding and significant amounts of this debt are scheduled to become due and payable within the next three years, including the Exchange Offer Securities that are the subject of these Exchange Offers. We are undertaking the Restructuring Transactions, including the Exchange Offers, to defer the maturity of our debt that matures in or prior to 2006 until 2008. The purpose of the Restructuring Transactions is to permit us to repay in full all of our obligations with interest, including approximately $870 million of our unsecured long term indebtedness that matures after 2006. The restructuring of our debt is part of a broader effort to refocus and restructure our business. Our restructuring activities executed thus far include:

•	The sale of our interests in Bewag, WPD and our Chinese businesses, the proceeds of which were used to reduce debt by $847 million. We will now focus our activities in North America, the Caribbean and the Philippines.

•	The sale, cancellation or abandonment of 70 turbines and suspended construction on four facilities to reduce future capital requirements and conserve liquidity. These actions increased our 2002 net loss by $549 million and, as of April 22, 2003, will require $160 million in cash to execute. The long-term result of these actions released future cash obligations of $1.9 billion between 2003 and 2005.

•	The reduction of our workforce by 655 positions to staff for our revised strategy resulting in $51 million in severance cost in 2002. We will continue to reduce employee count as we sell additional businesses.

•	Reduced commodity trading activity in an effort to lower collateral requirements and return previously posted collateral to us.

      The proposed Restructuring Transactions include: (i) these Exchange Offers and (ii) the entry into the Restructured Credit Facilities, all to be effectuated either through the Out-of-Court Alternative or the In-Court Alternative. Effectuation of the Restructuring Transactions through the In-Court Alternative will also include entering into the Mirant Exit Facility. Set forth below is a summary of the terms of the MAG Exchange Offer which is being pursued simultaneously with these Exchange Offers and a summary of the TIERS trust structure. For a description of the terms of the Exchange Offers, please see the section of this Offering Circular and Disclosure Statement captioned “The Exchange Offers.” For a description of the new Restructured Credit Facilities, please see the section of this Offering Circular and Disclosure Statement captioned “Description Of Certain Other Indebtedness — Restructured Credit Facilities.”

Discussions and Negotiations Relating to the Restructuring Transactions

      Following Mirant’s inability to refinance its 364 day Credit Facility in July 2002 and the subsequent conversion of such facility to a term loan, Mirant began to evaluate its alternatives to refinance its short-term and medium-term debt maturities. In October 2002, Mirant engaged Blackstone as its financial advisor to help evaluate its financial situation and formulate a financial restructuring plan. During the months of November through February, Mirant’s management developed and refined a five year business plan summarized in the Five-Year Projections.

      Beginning in February 2003, Mirant and its advisors held preliminary meetings with the Mirant Bank Agents to encourage them to retain advisors and commence due diligence at Mirant with a view to jointly formulating a refinancing or restructuring proposal. Confidentiality agreements were executed, and consultants to the Mirant Bank Agents (the “Mirant Bank Consultants”) were engaged and began due diligence in late February. The Mirant Bank Agents also requested that Mirant retain them as global restructuring advisors to advise Mirant with respect to its restructuring. In early April, Mirant became aware, in connection with the preparation of its audited financial statements, that, depending on their magnitude, the recognition of non-cash impairment charges and the elimination for accounting purposes of a substantial tax credit could cause Mirant to be in breach of a covenant in the Mirant Bank Debt and the Turbine Facility. Accordingly, to avoid a prospective default under the Mirant Bank Debt and the Turbine Facility and to permit discussions regarding the restructuring to proceed, Mirant entered into a Waiver and Amendment Agreement (the “Waiver”), dated as of April 18, 2003, by and among Mirant, Mirant Americas Development Capital, LLC (“MADC”) and the Mirant Bank Agents. As consideration for the Mirant Bank Agents’ agreement to provide assistance to Mirant in connection with the Restructuring Transactions and the execution of the Waiver, Mirant entered into a fee and expense letter with the Mirant Bank Agents dated April 16, 2003, whereby Mirant agreed to pay certain expenses incurred by the Mirant Bank Agents. On May 29, 2003, the Waiver was amended and extended to July 14, 2003.

      During March 2003, Mirant was approached by representatives of the Mirant Noteholders Committee who purported to represent approximately 43% of the outstanding capital markets indebtedness of Mirant. The Mirant Noteholders Committee had retained Chanin and Andrews & Kurth L.L.P. as their advisors who negotiated confidentiality agreements with Mirant and, subsequently, agreements pursuant to which Mirant agreed to pay the fees of such advisors under certain circumstances. Thereafter, Mirant engaged in discussions with such advisors and provided them with confidential information with a view to reaching agreement on consensual Exchange Offers.

      Discussions with the Mirant Bank Agents continued during the months of April and May. On April 29, 2003, in satisfaction of a covenant in the Waiver, Mirant delivered a comprehensive restructuring proposal to the Mirant Bank Agents which was subsequently distributed to the Mirant Bank Lenders. A cornerstone of Mirant’s restructuring proposal, in addition to a five-year extension of maturities, was that all creditors (including, Bank Lenders, holders of the New Secured Notes and holders of the New MAG Notes) who were being requested to extend the maturity of their debt would share equally and ratably in a lien on substantially all of the unencumbered tangible and intangible assets of the Grantor Subsidiaries. The Mirant Bank Agents rejected that concept and proposed instead that the Bank Lenders receive first liens on such assets and holders of the New Secured Notes and the New MAG Notes receive second liens on such assets. Representatives of the ad hoc committee of Noteholders emphatically rejected that approach.

      On May 27, 2003, Lehman Commercial Paper Inc., the agent under MAG’s existing credit facilities sent a letter to MAG in which it stated that the MAG Bank Lenders needed more time to evaluate the proposed MAG Secured Credit Facility but suggested that the Restructuring Transactions should recognize the superior position of MAG Bank Lenders compared to creditors of Mirant. On May 29, 2003, representatives of Mirant and its advisors met with members of the ad hoc committee of MAG bondholders and their advisors in Atlanta. The MAG ad hoc committee members expressed their view that the Restructuring Transactions as currently structured were unfair to MAG creditors in that the “structural seniority” of the MAG creditors was being ignored and that Mirant creditors were being unfairly advantaged to the detriment of the MAG creditors. Representatives of the MAG committee advised Mirant and MAG that if they attempted to proceed with the Restructuring Transactions the MAG ad-hoc committee intended to institute legal action to seek to enjoin them or set them aside and to hold the responsible parties accountable for what they considered to be breaches of fiduciary duty.

      On the evening of May 30, 2003, the Mirant Bank Agents delivered to the Board a letter which said that counsel to the Mirant Bank Agents and the Mirant Bank Consultants had been performing an analysis that compared the Out-of-Court Alternative to bankruptcy. The letter then stated:

Although the final analysis of those alternatives will not be distributed to and discussed with the broader bank group until early next week, it is now substantially complete, and after carefully considering it the undersigned have concluded that we will not support, and will recommend to our respective syndicates that they not support, any out-of-court restructuring that would provide for the sharing of first liens between bank lenders and bondholders. If, however, Mirant is willing to provide the first lien only to the bank lenders, we believe that we could work constructively with the bank group to address other aspects of Mirant’s restructuring proposal.

In the event that Mirant has concluded that it will not consummate a restructuring other than on a shared lien basis, we suggest that, rather than Mirant launching an exchange offer containing a restructuring proposal that does not have the support of its lead agents, it would be the appropriate time to be actively preparing for the alternative to an out-of-court restructuring. If that were the case, we would be prepared to be supportive and work diligently with Mirant and its advisors to accomplish a pre-arranged Chapter 11 reorganization in a smooth and orderly manner so as to preserve value to the greatest extent possible for Mirant and its stakeholders.

      The Board met at a special meeting on June 1, 2003 and, for the reasons described under “— Recommendation of the Board of Directors” authorized Mirant to commence these Exchange Offers.

      Following commencement of the Exchange Offers, Mirant and its advisors have continued to meet and confer with the Mirant Bank Lenders, the Mirant Bank Agents, a thirteen member steering committee of Mirant Bank Lenders (the “Mirant Bank Steering Committee”), and a six member negotiating subcommittee (the “Mirant Bank Negotiating Committee”) of the Mirant Bank Steering Committee as well as their financial and legal advisors and consultants in an effort to reconcile differing views regarding the Mirant Secured Credit Facility and the Restructuring Transactions and, if possible, to reach agreement on an Out of Court Alternative. Although Mirant believed that its discussions had been constructive, in view of the July 15, 2003 deadline and the solicitation requirements under the Bankruptcy Code, Mirant believed it was prudent to commence solicitation of the Mirant Bank Lenders on June 20, 2003.

      On June 23, 2003, Mirant and its advisors met with the Mirant Bank Negotiating Committee and were advised that the Mirant Bank Negotiating Committee had determined unanimously to recommend that the Mirant Bank Lenders reject the Restructuring Transactions as set forth in the First Amended Offering Circular and Disclosure Statement. The Mirant Bank Negotiating Committee then presented a counterproposal which, among other things, relegated the Convertible Debentures to a subordinated lien position and imposed conditions which, in Mirant’s view, made it impossible to refinance its indebtedness. Based on the lack of progress represented by this proposal, Mirant suspended negotiations with the Mirant Bank Negotiating Committee. Mirant has, however, continued to have discussions with individual Mirant Bank Lenders. Mirant believes these discussions have been productive and intends to continue them. Based on these discussions, Mirant believes that the proposed terms of the Mirant Secured Credit Facility described in this Second Amended Offering Circular and Disclosure Statement may be acceptable to certain of the Mirant Bank Lenders. In addition, at the suggestion of one of the Mirant Bank Agents, Mirant circulated these terms to the Mirant Bank Negotiating Committee on Friday, June 27, 2003. However, neither the Mirant Bank Agents nor either of the Mirant Bank Lender Committees has approved or endorsed the Restructuring Transactions in any way at this time.

      On June 26, 2003, Mirant was advised by a restricted committee of the Mirant Noteholders’ Committee, which had been conducting negotiations with Mirant, that it supported the Restructuring Transactions and would recommend to the members of the entire Mirant Noteholders’ Committee that they tender their Exchange Offer Securities and vote in favor of the Plan of Reorganization. The representatives of the Mirant Noteholders Committee made clear that their endorsement was predicated on there being no material changes to the terms of the Restructuring Transactions described in this Second Amended Disclosure Statement and Consent Solicitation. Subsequently, representatives of the Mirant Noteholders’ Committee advised Mirant that members of the Committee holding an aggregate of approximately $577 million principal amount of Exchange Offer Securities (including for such purposes Convertible Debentures underlying TIERS) or approximately 66 2/3% of the total outstanding, had indicated to the Committee that they supported the Restructuring and intended to tender their Exchange Offer Securities and vote in favor of the Plan of Reorganization. While such indications of intention are not legally binding commitments unless and until the Letters of Transmittal and Ballots are executed and delivered, Mirant believes it probable that this indicates a strong level of support for the Restructuring Transactions among holders of Exchange Offer Securities.

Recent Legal Proceedings

      On June 10, 2003, certain holders of senior MAG notes maturing after 2006 (“Plaintiffs”) filed a complaint in the Court of Chancery of the State of Delaware which named as defendants Mirant, Mirant Americas, Inc., MAG, certain past and present Mirant directors, and certain past and present MAG managers (“Defendants”). Among other claims, Plaintiffs assert that the Exchange Offers and MAG Exchange Offer result from a breach of fiduciary duties allegedly owed to them by Mirant, Mirant Americas and MAG managers. Plaintiffs further assert that the Exchange Offers and the MAG Exchange Offer will, if consummated, constitute fraudulent conveyances. In addition, Plaintiffs challenge certain dividends and distributions allegedly made by MAG. Plaintiffs seek both damages in excess of $1 billion based upon the challenged dividends, and equitable relief, including rescinding the liens granted to secure the repayment of the New Secured Notes. A copy of the Complaint is attached as Annex F to this Offering Circular and Disclosure Statement.

      On June 13, 2003, the Court heard Plaintiffs’ application to schedule an expedited preliminary injunction hearing prior to the closing of the Exchange Offers and the MAG Exchange Offer. The Court refused Plaintiffs’ requested schedule, but ordered an expedited trial to be held in November or December 2003, subject to receiving written confirmation from Mirant and MAG that (i) there has been sufficient public disclosure made regarding the possibility that these liens may be set aside by the Court at a later date if Plaintiffs succeed in their challenges and (ii) that a trustee or some similar agent for the holders of the New Secured Notes will be subject to the Chancery Court’s jurisdiction and can bind the Noteholders to any judgment issued by the Chancery Court setting aside the liens. Mirant and MAG sent such written confirmation to the Court, which approved its contents on June 18, 2003, and set this matter for trial in November or December 2003.

      In order to make explicit the Court’s power to attain jurisdiction to bind the Noteholders to any subsequent judgment, Mirant and MAG have committed that each of (i) the Indenture Trustee for the New Secured Notes, (ii) the Indenture Trustee for the New MAG Notes, (iii) the Administrative Agent under the Mirant Secured Credit Facility, and (iv) the Administrative Agent under the MAG Secured Credit Facility will enter into an Intercreditor Agreement (as defined herein) under which each party specifically agrees, among other things, to submit to the jurisdiction of the Chancery Court and to be bound by the decisions and orders of the Chancery Court on behalf of their respective noteholders and participants with respect to the validity and enforceability of the liens.

      The Defendants could be found to have breached their fiduciary duties and/or the grant of the second-priority liens securing the New Secured Notes could be found to be a fraudulent transfer and avoided if a court determines that a Grantor Subsidiary granted the lien with the intent to hinder, delay or defraud its existing or future creditors, or the Grantor Subsidiary did not receive reasonably equivalent value or fair consideration for granting the lien and, at the time of such grant or as a result of the transfer, either (i) the sum of the Grantor Subsidiary’s liabilities exceeded its assets, at a fair valuation, (ii) the present fair value of the Grantor Subsidiary’s assets was less than the amount required to pay its probable liabilities on its existing debts as they became absolute and matured, (iii) the Grantor Subsidiary had unreasonably small capital with which to conduct its business, or (iv) the Grantor Subsidiary intended or believed that it would be unable to pay its debts as they came due.

      Mirant and MAG believe that Plaintiffs’ claims are meritless, and intend to defend this action vigorously.

TIERS Trust Structure

      Approximately $344 million aggregate principal amount of our Convertible Debentures are held as the underlying trust assets (the “Trust Assets”) of the TIERS Fixed Rate Certificates Trust Series 2001-14 (the “TIERS Trust”) formed pursuant to the Base Trust Agreement, dated as of December 15, 2000 (the “Base Trust Agreement”), between Structured Products Corp., an indirect wholly-owned subsidiary and affiliate of Salomon Smith Barney Inc., as depositor (“Structured Products Corp.”), and U.S. Bank Trust National Association, as trustee (the “TIERS Trustee”), as supplemented by the Series MIR 2001-14 Supplement, dated as of June 18, 2001 (the “Series Supplement”). We have no relationship with Structured Products Corp. On June 18, 2001, Structured Products Corp. issued TIERS Fixed Rate Certificates (“TIERS”), which represent beneficial interests in the underlying trust assets. As of the date of this Offering Circular and Disclosure Statement, Mirant has purchased $83 million of TIERS.

      Mirant believes that pursuant to the terms of the Call Right Agreement, dated as of June 18, 2001 (the “Call Right Agreement,” and together with the Base Trust Agreement and the Series Supplement, the “Operative TIERS Documents”), between the TIERS Trustee and Citibank, Citibank was granted the right to purchase the Trust Assets from the trustee at any time up to and including the maturity date. If Citibank does not exercise its purchase right at least two business days prior to June 15, 2004 (the “Put Date”), the

TIERS Trustee is obligated to tender the Convertible Debentures that constitute the Trust Assets to Mirant on the Put Date and Mirant is obligated to purchase all of the Convertible Debentures tendered, in whole or in part in cash or Mirant Common Stock, in accordance with the terms of the indenture governing the Convertible Debentures. Pursuant to the terms of the Call Right Agreement, Mirant understands that Citibank is obligated to purchase the cash and/or stock received from Mirant on the Put Date for an amount equal to the face amount of the TIERS. Pursuant to the Series Supplement, the TIERS Trustee is then obligated to distribute the cash proceeds to TIERS holders. If there is an event of default as defined in the indenture governing the Convertible Debentures (for example, the filing by Mirant of a voluntary Chapter 11 bankruptcy petition), however, Citibank is not obligated to repurchase the Convertible Debentures. Rather, Citibank is only obligated to pay to the TIERS Trustee the discounted value of the remaining “make-whole” interest payments due to the TIERS Trustee under the Call Right Agreement. In addition, if there is an event of default as defined in the indenture governing the Convertible Debentures, the TIERS Trustee may not put the Convertible Debentures to Mirant but rather, at the request of a TIERS holder, may distribute the Convertible Debentures, together with any “make-whole” payment, to the TIERS holders.

      The Convertible Debentures Exchange Offer is not being made directly to TIERS holders because the TIERS are not securities of Mirant, therefore, the exemption from registration provided by section 3(a)(9) of the Securities Act is not available. Mirant has been advised that, without the consent of 100% of the TIERS holders, the Operative TIERS Documents do not permit the TIERS Trustee to accept any securities offered in exchange for the Convertible Debentures held as the underlying trust assets or to vote the Convertible Debentures on the Plan of Reorganization. Accordingly, in the absence of any amendment to the terms of the Series Supplement and Call Right Agreement, the Convertible Debentures held as the underlying assets of the TIERS Trust will not be tendered pursuant to the Convertible Debentures Exchange Offer and the Minimum Tender Condition will not be attained. Furthermore, the TIERS Trustee will not be able to vote on the Plan of Reorganization and, accordingly, whether the Mirant Class 4 — Mirant Impaired Notes Class will be deemed to have accepted or rejected the Plan of Reorganization will be determined solely by the votes cast by holders of the Senior Notes and holders of the Convertible Debentures outside of the TIERS Trust. If the Minimum Tender Condition is not attained but Mirant has received affirmative votes from 66 2/3% in principal amount and more than 50% in number of the Exchange Offer Securities who did vote on the Plan of Reorganization, Mirant currently intends to implement the In-Court Alternative, which will constitute an event of default under the TIERS. If the Plan of Reorganization is consummated, the Convertible Debentures that are held in the TIERS Trust will be exchanged for New Secured Notes, cash and Warrants. Citibank would no longer be obligated to repurchase the Trust Assets for par, however, and the TIERS Trustee would distribute the New Secured Notes, cash and Warrants to the TIERS holders. If the Plan of Reorganization is not consummated, TIERS holders would, upon their request, receive their pro rata portion of Convertible Debentures being held as the Trust Assets.

      Mirant has proposed to the TIERS Trustee, Structured Products Corp. and Citibank that amendments be made to the Series Supplement and the Call Right Agreement to permit any TIERS holder who wishes to do so to exchange his or her TIERS Certificate for his or her pro rata share of the Convertible Debentures constituting the Trust Assets, plus the amount of the “make-whole” payment as of the date of exchange. Mirant believes that these amendments would provide a TIERS holder with the same consideration that he or she would receive after an event of default, and would permit a TIERS holder to participate in the Convertible Debentures Exchange Offer if he or she wishes to do so.

      After the commencement of the Exchange Offers, representatives of the TIERS Trustee, Structured Products Corp., Citibank, Mirant and several holders of TIERS representing approximately 75% of the outstanding TIERS engaged in discussions regarding the proposed amendment. The TIERS Trustee, Structured Product Corp. and Citibank have agreed in principal to this amendment provided that holders of not less than 85% of the outstanding TIERS, other than Mirant, agree to elect to exchange their TIERS for Convertible Debentures and their pro rata share of the “make-whole” payment.

      Alternatively, Mirant may seek to acquire TIERS in privately negotiated exchanges with several large holders of TIERS. If Mirant were to be successful in any such transactions, it would reduce the Minimum Tender Condition by the principal amount of TIERS so acquired.

MAG Exchange Offer

      Concurrently, MAG is commencing the MAG Exchange Offer, in which MAG is offering to acquire any and all of its Existing MAG Notes in exchange for its New MAG Notes. The New MAG Notes will also be secured by second priority liens on the Collateral if the Out-of-Court Alternative is consummated. If the In-Court Alternative is consummated, the New MAG Notes will be secured by a second priority lien on the Collateral, junior to the liens securing the Mirant Exit Facility as well as the MAG Secured Credit Facility. See “Description of the Collateral and Intercreditor Arrangements.” The MAG Exchange Offer is subject to MAG’s concurrent entry into the MAG Secured Credit Facility, our consummation of the Exchange Offers, our concurrent entry into the Mirant Secured Credit Facility and the MAEM Credit Facility and MAG’s right to extend, terminate or amend the MAG Exchange Offer in its sole and absolute discretion. As of the date of this Offering Circular and Disclosure Statement, $500 million aggregate principal amount of Existing MAG Notes was outstanding.

THE EXCHANGE OFFERS

General

      Upon the terms and conditions set forth in this Offering Circular and Disclosure Statement, we are offering Noteholders the opportunity to exchange New Secured Notes, cash, and Warrants for outstanding Exchange Offer Securities validly tendered and accepted as described below.

      This Offering Circular and Disclosure Statement is being sent to all registered Noteholders as of May 30, 2003. The completion of the Exchange Offers is subject to certain conditions, any of which we may waive, including the conditions that at least 85% of the outstanding aggregate principal amount of the Exchange Offer Securities are validly tendered, accepted and not withdrawn, that the other Restructuring Transactions are consummated and the entry by MAG into the MAG Secured Credit Facility, as set forth under “— Conditions to the Completion of the Exchange Offers.”

      Exchange Offer Securities will be deemed to have been accepted as validly tendered if, as and when we have given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for receiving tenders from the Noteholders and delivering the New Secured Notes, cash, and Warrants to such holders.

      Holders of Exchange Offer Securities registered in the name of a broker, dealer, commercial bank, trust company or nominee are urged to contact such registered holder promptly and instruct such registered holder to tender on his or her behalf.

      We reserve our right to purchase or make offers for any Exchange Offer Securities that remain outstanding subsequent to the Expiration Date or to redeem the Exchange Offer Securities as a whole or in part and from time to time, as permitted by the indentures governing the Exchange Offer Securities, and to the extent permitted by applicable law, to purchase Exchange Offer Securities in the open market, in privately negotiated transactions or otherwise. Following completion of the Exchange Offers, the terms of any such purchases or subsequent offers could differ from the terms of the Exchange Offers including, among other things, the terms of the collateral offered at such time.

      Holders that exchange Exchange Offer Securities for New Secured Notes, cash, and Warrants will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes associated with the receipt of the New Secured Notes, cash, and Warrants upon completion of the Exchange Offers. We will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offers. See “— Fees and Expenses” below.

      We will also pay any interest that is accrued and unpaid in respect of the Exchange Offer Securities through the Effective Date of the Exchange Offers to those holders who participate in the Exchange Offers.

Expiration Date; Extensions; Amendments

      The Expiration Date is 12:00 midnight, New York City time on July 14, 2003, unless the period for the Exchange Offers is extended, in which case the Expiration Date will be the last date to which the Exchange Offers are extended. We may extend either or both of the Exchange Offers, in our sole discretion, for any purpose including, without limitation, to permit the satisfaction or waiver of all conditions to the Exchange Offers. If we make a material change to the terms of either or both of the Exchange Offers or if we waive a material condition of either or both of the Exchange Offers, we will extend either or both of the Exchange Offers to the extent required under the Exchange Act.

      To extend the Expiration Date, we will notify the Exchange Agent of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date and we will notify the Noteholders, or cause them to be notified, as promptly as practicable thereafter. Such notification may state that we are extending either or both of the Exchange Offers for a specified period of time.

      We expressly reserve the right (i) to delay acceptance of any Exchange Offer Securities, to extend either or both of the Exchange Offers, or to terminate either or both of the Exchange Offers or any or all of the other Restructuring Transactions and not accept Exchange Offer Securities not previously accepted if any of the conditions set forth under “— Conditions to the Completion of the Exchange Offers” shall have not been waived or satisfied by us prior to the Expiration Date and (ii) to amend at any time, or from time to time, the terms of either or both of the Exchange Offers. If we exercise any such right, we will give oral or written notice thereof to the Exchange Agent as promptly as practicable. If either or both of the Exchange Offers is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the Noteholders of such amendment.

      The minimum period during which the Exchange Offers will remain open following material changes in the terms of such Exchange Offers or in the information concerning such Exchange Offers (other than a change in price or a change in percentage of Exchange Offer Securities sought) will depend upon the facts and circumstances of such change, including the relative materiality of the terms or information changes. With respect to any change in consideration for or percentage of Exchange Offer Securities sought, a minimum ten business day extension period will be made to allow for adequate dissemination of such change. If any of the terms of either or both of the Exchange Offers are amended in a manner we determined to constitute a material change adversely affecting any Noteholder, we will promptly disclose any such amendment in a manner reasonably calculated to inform the Noteholders of such amendment and we will extend either or both of the periods for the Exchange Offers for a time period which we, in our sole discretion, deem appropriate, depending upon the significance of the amendment and the manner of disclosure to Noteholders, if the period for the Exchange Offers would otherwise expire during such time period.

Release of Legal Claims by Tendering Noteholders

      By tendering your Exchange Offer Securities in the Exchange Offers, you will be deemed to have released and waived any and all claims or causes of action of any kind whatsoever, whether known or unknown that directly or indirectly, arise out of, are based upon or are in any manner connected with your or your successors’ and assigns’ ownership or acquisition of the Exchange Offer Securities, including any related transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, including without limitation any approval or acceptance given or denied, which occurred, existed, was taken, permitted or begun prior to the date of such release, in each case, that you, your successors and your assigns have or may have had against (i) Mirant, its subsidiaries, its affiliates and its stockholders and (ii) the directors, officers, employees, attorneys, accountants, advisors, agents and representatives, in each case whether current or former, of Mirant, its subsidiaries, its affiliates and its stockholders, whether those claims arise under federal or state securities laws or otherwise.

Procedures for Tendering Exchange Offer Securities in the Exchange Offers

      To tender your Exchange Offer Securities in the Exchange Offers, Noteholders must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver the Letter of Transmittal or a facsimile thereof, together with any other required documents, to the Exchange Agent prior to 12:00 midnight, New York City time, on the Expiration Date. By signing the Letter of Transmittal, tendering Noteholders will be deemed to have made the representations and warranties contained therein in connection with their decision to participate in the Exchange Offers.

      In addition,

•	certificates of Exchange Offer Securities must be received by the Exchange Agent along with the Letter of Transmittal or

•	a timely confirmation of a book-entry transfer of Exchange Offer Securities, if such procedure is available, into the Exchange Agent’s account at DTC, pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date with the Letter of Transmittal.

      The method of delivery of Exchange Offer Securities and Letters of Transmittal and all other required documents is at the election and risk of the Noteholder. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No Exchange Offer Securities, Letters of Transmittal or other required documents should be sent to Mirant. Delivery of all Exchange Offer Securities, Letters of Transmittal and other documents must be made to the Exchange Agent at its address set forth on the back cover of this Offering Circular and Disclosure Statement. Noteholders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such Noteholders.

      The tender by a Noteholder will constitute an agreement between such Noteholder and us in accordance with the terms and subject to the conditions set forth herein and in the applicable Letter of Transmittal. Holders of Exchange Offer Securities registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wish to tender are urged to contact such registered holder promptly and instruct such registered holder to tender on his or her behalf.

      Signatures on the Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”) unless the Exchange Offer Securities tendered pursuant thereto are tendered (i) by a registered holder of Exchange Offer Securities who has not completed the table entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the applicable Letter of Transmittal or (ii) for the account of an Eligible Institution.

      If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such Letter of Transmittal.

      All questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of the tendered Exchange Offer Securities will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Exchange Offer Securities not properly tendered or any Exchange Offer Securities which, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities of tender as to particular Exchange Offer Securities. Our interpretation of the terms and conditions of the Exchange Offers, including the instructions in the Letter of Transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Exchange Offer Securities must be cured within such time as we shall determine. None of us, the Exchange Agent, the Information Agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Exchange Offer Securities, nor shall any of them incur any liability for failure to give such notification. Tenders of Exchange Offer Securities will not be deemed to have been made until such irregularities have been cured or waived. Any Exchange Offer Securities received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned, at our expense, to such holder by the Exchange Agent, unless otherwise provided in the Letter of Transmittal, promptly following the Expiration Date.

Acceptance of Exchange Offer Securities for Exchange; Delivery of the Exchange Consideration

      Upon satisfaction or waiver of all of the conditions to the Exchange Offers, all Exchange Offer Securities validly tendered and not withdrawn will be accepted, the New Secured Notes, cash, and Warrants will be issued and the accrued interest on the Exchange Offer Securities will be paid promptly after expiration of the Exchange Offers. See “— Conditions to the Completion of the Exchange Offers.” For purposes of the Exchange Offers, Exchange Offer Securities shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the Exchange Agent. For each $1,000 principal amount outstanding of Exchange Offer Securities exchanged, the Noteholder will receive New

Secured Notes with an aggregate principal amount of $1,000, payable in the form of New Secured Notes, $5.00 in cash, and Warrants to purchase 22.47 shares of Mirant common stock to be paid only with respect to Exchange Offer Securities validly tendered, accepted and not withdrawn. The New Secured Notes will be issued only in denominations of $1,000 and integral multiples thereof. The number of Warrants to be issued in the Exchange Offers will be rounded to the nearest full Warrant.

      In all cases, issuances of New Secured Notes, cash, and Warrants for Exchange Offer Securities that are accepted for exchange pursuant to the Exchange Offers will be made only after timely receipt by the Exchange Agent of:

•	certificates for such notes or a timely book-entry confirmation of such notes into the Exchange Agent’s account at DTC,

•	a properly completed and duly executed Letter of Transmittal, and

•	all other required documents.

      If any tendered Exchange Offer Securities are not accepted for any reason set forth under “— Conditions to the Completion of the Exchange Offers,” such unaccepted or such unexchanged Exchange Offer Securities will be returned without expense to the tendering holder thereof (if in certificated form) or credited to an account maintained with DTC promptly after the expiration or termination of the Exchange Offers.

Book-Entry Transfer

      The Exchange Agent will make a request to establish an account with respect to the Exchange Offers Securities at DTC for purposes of the Exchange Offers within two business days after the date of this Offering Circular and Disclosure Statement. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of Exchange Offer Securities by causing DTC to transfer such Exchange Offer Securities into the Exchange Agent’s account at DTC in accordance with DTC’s procedures for transfer. Delivery of Exchange Offer Securities may be effected through book-entry transfer at DTC, however, the Letter of Transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Exchange Agent at the address set forth on the back cover page of this Offering Circular and Disclosure Statement on or prior to the Expiration Date. Delivery of a Letter of Transmittal to DTC will not constitute valid delivery to the Exchange Agent, and the tender will not be valid.

Exchanging Book-Entry Notes

      The Exchange Agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize DTC’s Automated Tender Offer Program (“ATOP”) procedures to tender Exchange Offer Securities.

      Any participant in DTC may make book-entry delivery of Exchange Offer Securities by causing DTC to transfer such Exchange Offer Securities into the Exchange Agent’s account in accordance with DTC’s ATOP procedures for transfer. The exchange for the Exchange Offer Securities so tendered will only be made, however, after a book-entry confirmation of such book-entry transfer of such Exchange Offer Securities into the Exchange Agent’s account, and timely receipt by the Exchange Agent of an agent’s message and any other documents required by the Letter of Transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering Exchange Offer Securities that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Withdrawal of Tenders

      Noteholders may withdraw tenders of Exchange Offer Securities at any time prior to the Expiration Date and, unless their tendered Exchange Offer Securities have previously been accepted for exchange and they have received the New Secured Notes, cash, and Warrants issuable in exchange therefor, Noteholders may also withdraw previously tendered Exchange Offer Securities at any time after July 28, 2003.

      For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent prior to the expiration of the Exchange Offers at one of the addresses listed on the back cover of this Offering Circular and Disclosure Statement. Any notice of withdrawal must specify the name of the person who tendered the Exchange Offer Securities to be withdrawn, identify the Exchange Offer Securities to be withdrawn, including the principal amount of the Exchange Offer Securities, and, where certificates for Exchange Offer Securities have been transmitted, specify the name in which the Exchange Offer Securities are registered, if different from that of the withdrawing holder. If certificates for the Exchange Offer Securities have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution unless the holder is an eligible guarantor institution. If Exchange Offer Securities have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Exchange Offer Securities and otherwise comply with the procedures of DTC. All questions as to the validity, form and eligibility — including time of receipt — of these notices will be determined by us. Our determination will be final and binding.

      Any Exchange Offer Securities properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offers. Any Exchange Offer Securities which have been tendered for exchange but which are not exchanged for any reason will be returned to the registered holder without cost to that holder as soon as practicable after withdrawal, non-acceptance of tender or termination of the Exchange Offers. In the case of Exchange Offer Securities tendered by book-entry transfer into the Exchange Agent’s account at DTC by using the book-entry transfer procedures described above, any withdrawn or unaccepted Exchange Offer Securities will be credited to the tendering holder’s account at DTC. Properly withdrawn Exchange Offer Securities may be retendered at any time on or prior to the expiration of the Exchange Offers by following one of the procedures described above under “— Procedures for Tendering Exchange Offer Securities in the Exchange Offers.”

Conditions to the Completion of the Exchange Offers

      Notwithstanding any other provision of the Exchange Offers, or any extension of either or both of the Exchange Offers, we shall not be required to accept for exchange any Exchange Offer Securities, issue any New Secured Notes, cash, or Warrants or make any payment for Exchange Offer Securities or accrued interest and we may terminate or amend either or both of the Exchange Offers or any or all of the other Restructuring Transactions if at any time prior to the consummation of the Exchange Offers, we determine, in our sole discretion, that any of the following conditions has not been satisfied, prior to or concurrently with such consummation of the Exchange Offers:

•	the consummation of the other Restructuring Transactions,

•	there shall not have occurred or be likely to occur any event affecting our business or financial affairs that would or might prohibit, prevent, restrict or delay consummation of the MAG Exchange Offer, the entry into the MAG Secured Credit Facility, the Mirant Secured Credit Facility, the MAEM Credit Facility or the consummation of the Restructuring Transactions as a whole, or that will, or is reasonably likely to, impair the contemplated benefits to us of the Exchange Offers, the MAG Exchange Offer, the Mirant Secured Credit Facility, the MAEM Credit Facility, the MAG Secured Credit Facility, or the Restructuring Transactions as a whole or that might be material to Noteholders in deciding whether to participate in the Exchange Offers,

•	at least 85% percent of the outstanding aggregate principal amount of the Exchange Offer Securities has been validly tendered, accepted and not withdrawn,

•	there shall not have been any action taken or threatened, or any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the

Exchange Offers or the exchange of Exchange Offer Securities pursuant to the Exchange Offers, by or before any court or governmental regulatory or administrative agency or authority, tribunal, domestic or foreign, which (i) challenges the making of the Exchange Offers or the MAG Exchange Offer, our entry into the Mirant Secured Credit Facility or the MAEM Credit Facility, MAG’s entry into the MAG Secured Credit Facility, or the consummation of the Restructuring Transactions as a whole or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, any of the Restructuring Transactions or the consummation of the Restructuring Transactions as a whole or (ii) could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, or materially impair the contemplated benefits of any of the Restructuring Transactions, or the consummation of the Restructuring Transactions as a whole to us or that might be material to Noteholders in deciding whether to participate in the Exchange Offers.

      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (including any action or inaction by us) or may be waived by us, in whole or in part, at any time and from time to time, in our reasonable discretion, provided, that all of the conditions to the Exchange Offers, other than those requiring receipt of necessary governmental approvals, will be satisfied or waived by us at or prior to the Expiration Date. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by us prior to the Expiration Date.

      We own approximately $83 million of Owned TIERS. We will credit the Owned TIERS, as well as any additional certificates we may acquire, toward the Minimum Tender Condition.

Exchange Agent

      Deutsche Bank Trust Company Americas has been appointed as Exchange Agent for the Exchange Offers. Letters of Transmittal, notices of guaranteed delivery and all correspondence in connection with the Exchange Offers should be sent or delivered by each Noteholder or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at the addresses set forth on the back cover of this Offering Circular and Disclosure Statement and in the Letter of Transmittal. We will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

Information Agent

      Innisfree M&A Incorporated has been appointed as Information Agent for the Exchange Offers, and will receive customary compensation for its services. We will also reimburse the Information Agent for its reasonable out-of-pocket expenses. Questions concerning tender procedures and requests for additional copies of this Offering Circular and Disclosure Statement, the Letter of Transmittal or the notices of guaranteed delivery should be directed to the Information Agent at the address and telephone numbers as set forth on the back cover page of this Offering Circular and Disclosure Statement. Noteholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Exchange Offers.

Advisors

     Mirant Financial Advisor

      We have retained The Blackstone Group L.P. (“Blackstone”) as our financial advisor in connection with the Restructuring Transactions. Blackstone will receive customary fees and indemnification for its services. Blackstone has not, however, been retained to and is not soliciting acceptances of the Exchange Offers or making any recommendation with respect thereto.

     Creditor Advisors and Agents

      We are paying fees to Citibank and Credit Suisse First Boston, in their capacity as Mirant Bank Agents, as well as the fees and expenses of Shearman & Sterling (“Shearman”), the Mirant Bank Lenders’ legal counsel, FTI Consulting, Inc. (“FTI”), their financial advisor, and PA Consulting Group (“PA” and, together with FTI, the “Mirant Bank Consultants”), their energy industry consultant, in connection with the Restructuring Transactions. We have also agreed to pay the fees and expenses of Simpson Thacher & Bartlett, counsel to two of the Mirant Bank Lenders, Deutsche Bank and Toronto Dominion.

      We are also paying the fees and expenses of Chanin Capital Partners, which is serving as financial advisor, and Andrews & Kurth, L.L.P., which is serving as legal counsel to the Mirant Noteholders Committee. Neither Chanin nor Andrews & Kurth, L.L.P. is soliciting acceptances of the Exchange Offers or making any recommendation with respect thereto.

      An ad hoc committee of MAG bondholders has retained, and we are also paying the fees and expenses of, Houlihan Lokey Howard & Zukin Financial Advisors, Inc. as its financial advisor and Cadwalader, Wickersham & Taft as its legal counsel with respect to the MAG Exchange Offer and the refinancing of its existing credit facilities.

      We are also paying the fees and expenses of O’Melveny & Myers LLP, which is serving as legal counsel, and Huron Consulting Group, which is serving as financial advisor to the lender under the Commodity Prepay Facility.

      We are also paying the fees and expenses of Chadbourne & Parke, which is serving as legal counsel to the lenders under the Turbine Facility.

      We are also paying the fees and expenses of Ernst & Young Corporate Finance LLP and Weil Gotshal & Manges LLP, serving as financial advisor, and legal counsel, respectively, to the agent under the MAG Bank Debt.

Fees and Expenses

      We will pay the reasonable and customary fees and reasonable out-of-pocket expenses of the Exchange Agent, the New Secured Notes Trustee, the Warrant Agent, and the Information Agent, and legal, accounting, and related fees and expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of this Offering Circular and Disclosure Statement and related documents to the beneficial owners of the Exchange Offer Securities and in handling or forwarding tenders for exchange. We will not, however, make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offers.

      Additionally, we will pay all transfer taxes, if any, applicable to the exchange of Exchange Offer Securities pursuant to the Exchange Offers. If, however, the Exchange Consideration is to be issued in the name of any person other than the registered holder of the Exchange Offer Securities exchanged therefor or if for Exchange Offer Securities that are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Exchange Offer Securities pursuant to the Exchange Offers, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the Noteholder that are exchanged. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such holder of the Exchange Offer Securities that are exchanged.

Consequences of Failure to Exchange

      Completion of the Exchange Offers will have certain consequences to Noteholders who do not exchange their Exchange Offer Securities for New Secured Notes, cash, and Warrants, including, without limitation, that the trading market for unexchanged Exchange Offer Securities could become limited or nonexistent due to the reduction in the amount of the Exchange Offer Securities outstanding after completion of the Exchange Offers, which may adversely affect the market price and price volatility of such Exchange Offer Securities. See “Risk Factors — Consequences of Failure to Exchange.”

Recommendation of the Board of Directors

      Our Board has recommended that Noteholders accept the Exchange Offers and that Noteholders and the Mirant Bank Lenders vote in favor of the Plan of Reorganization. In making this recommendation, the Board carefully considered among other things the alternatives available to refinance our short-term indebtedness, the risks that various alternatives would pose to our ability to repay our creditors in full and the disruption to our business and related loss of value that could result from a bankruptcy filing without a pre-packaged Plan of Reorganization. After reviewing and testing the Five-Year Projections prepared by our management over the course of several meetings, the Board concluded that the Five-Year Projections were both reasonable and achievable and that, therefore, the Restructuring Transactions, including the Exchange Offers, represented the best alternative available to satisfy all of Mirant’s and its subsidiaries’ obligations in full.

      The Board reached its determination to proceed with the Restructuring Transactions only after long and careful consideration of the alternatives available.

      At its December 11, 2002 Board Meeting, the Board ratified the engagement of financial and legal advisors and established a special committee (the “Special Advisory Committee”) consisting of Messrs. A.W. Dahlberg, A.D. Corell, and James McDonald and, further included Robert F. McCullough as of June 2003, to monitor and oversee the development of a strategic plan in connection with the restructuring process and to report to the Board. The Board believed that any restructuring should proceed only after a thorough analysis of Mirant’s current financial position and prospects and that any solution should be comprehensive rather than piecemeal in order to provide sufficient financial flexibility to Mirant until the power generation industry recovers.

      To that end, senior management of Mirant engaged in a thorough review of Mirant’s business, including operations, financial and other obligations and prospects with a view to determining whether or not Mirant would be able to satisfy its current obligations and, if so, under what circumstances. The review culminated in a five year business plan which is summarized in this Offering Circular and Disclosure Statement under “Five-Year Projections.” See Annex C to the Offering Circular and Disclosure Statement. The Five-Year Projections were reviewed with Mirant’s advisors and at a series of meetings on January 20, February 7 and February 11, with the Special Advisory Committee and by the Board on February 25, 2003. The Board understood that the Five-Year Projections contain numerous assumptions and predictions about future events and that there can be no assurance that such assumptions or predictions will prove to be true. In particular, it was noted that the Five-Year Projections included a significant financial contribution from Mirant’s energy trading operations (at a time when other companies in the energy sector were curtailing or abandoning such operations) and the recognition of significant proceeds from planned asset sales. Nonetheless, after review of the Five-Year Projections over the course of several meetings, the Special Advisory Committee and the Board concluded that the Five-Year Projections were reasonable and provided a reasonable basis on which to make decisions about the future of Mirant. The Board reconsidered and reaffirmed this view at each of its subsequent meetings. As discussed in “Risk Factors — Risks Related to Our Business — We may not achieve the earnings or liquidity set forth in the Five-Year Projections,” our liquidity position as of June 30, 2003, and our currently forecasted liquidity for the remainder of 2003, are lower than the projected liquidity for such period set forth in the Five-Year Projections. Management does not believe these changes in liquidity indicate a fundamental change in Mirant’s Five-Year Projections; however, the current financial situation and its effect on the Five-Year Projections will be reviewed with the Board as part of its continuing review of the Five-Year Projections and the Restructuring Transactions.

      While the Five-Year Projections are a comprehensive overview which seeks to take into account myriad factors affecting the business of Mirant both positively and negatively, various members of the Board attached particular significance to several salient factors including the following:

1.	From a financing perspective the energy sector is generally in a trough influenced by, among other things, overcapacity, fallout from the Enron bankruptcy, litigation and administrative proceedings including those arising out of the California energy crisis and Mirant expects the supply/demand aspects of the industry to recover, resulting in increased prices and margins from the current levels.

2.	Operationally, Mirant has made significant progress during the previous twelve months and the five year business plan does not require significant additional changes to the business from an operations perspective other than its asset sale program.

3.	Mirant’s exit from certain of its Canadian operations expected to be finalized in July 2003 will significantly reduce Mirant’s need to use its liquidity as collateral for trading positions and permit the redeployment of such liquidity to support other operations.

4.	There will be a significant upswing in Mirant’s positive cash flow as existing “out-of-the-money” purchase obligations entered into in connection with Mirant’s acquisition of its PEPCO assets expire in years 2004 and 2005.

5.	The importance to the plan of Mirant’s ability to maintain a stable and ongoing trading business.

      Fundamental to the Board’s assessment of restructuring alternatives is a value judgment that, if reasonably possible, it is better to repay creditors in full with interest, rather than to require them to accept consideration other than that for which they bargained. Based on industry and capital market conditions and advice from Mirant’s advisors, the Board believed that under current market conditions, Mirant would not be able to refinance, on an unsecured basis, the $1.125 billion of bank debt which matures on July 15, 2003. The Board did believe that it would be able to refinance that debt on a secured basis. However, based on the Five-Year Projections and current market conditions, it was the Board’s business judgment that Mirant would not be able to meet the existing maturity schedule of its other indebtedness coming due in 2004 or 2005, if it granted a first lien on substantially all the assets of its subsidiaries to refinance the Bank Debt maturing in 2003. (As a result of the defaults that gave rise to the Waiver, the lenders under the Mirant Bank Debt would be able to accelerate indebtedness thereunder after the respective grace periods, thus increasing the amount of Mirant Bank Debt that needs to be refinanced.) In arriving at this conclusion, the Board of Directors recognized that refinancing market conditions might improve but, if they did not, Mirant would be faced with debt maturities without sufficient liquidity sources to meet its obligations after having elevated the priority of some creditors to the detriment of other similarly situated creditors. While the Board believed it would be inappropriate to advantage certain creditors under circumstances where the Five-Year Projections indicated that remaining creditors would not, with reasonable business certainty, be repaid, the Board has concluded based on the Five-Year Projections that a five year period would allow sufficient time for business conditions to improve and the prospects for a refinancing to improve materially. Accordingly, it concluded that the Restructuring Transactions are appropriate and would provide for remaining creditors to be repaid in full.

      The Board of Directors also considered the alternative of seeking to reorganize under Chapter 11 of the Bankruptcy Code. An advantage of bankruptcy was that the difficult issues as to whether creditors were being treated fairly in accordance with their priorities would be settled by bankruptcy court order. However, the Board of Directors believed that the value of Mirant as an ongoing concern would be impaired in a bankruptcy. In particular, the Board of Directors considered the risks to Mirant’s energy trading and marketing business described under “Risk Factors — Risks Related to Our Business”. As a result of such impairment, the Board of Directors anticipated that Mirant may not be able to repay its creditors in full in cash but would instead have to convert a substantial part of its debt to equity. The Board of Directors also recognized that a bankruptcy (other than the prepackaged Plan of Reorganization) in which creditors were not paid in full would likely substantially reduce value for Mirant’s current equity holders.

      For these reasons, the Board of Directors believed it was prudent to seek to accomplish the Restructuring Transactions. Creditors including Noteholders, Bank Lenders and holders of Existing MAG Notes whose instruments mature or otherwise have a cash claim on Mirant or MAG on or prior to 2006, are being asked to extend their maturities until 2008. The Board of Directors considered including $370 million of Mirant’s 5 3/4% Senior Convertible Notes due 2007 (the “5 3/4% Convertible Notes”) in the Exchange Offers and concluded not to do so because the $7.58 conversion price contained in such Notes made it likely, in the Board of Director’s judgment based on the Five-Year Projections, that such Notes would be converted to common stock at or prior to their maturity. In addition, in an effort to reach a consensus with the Mirant Bank Lenders, the Board of Directors was persuaded that it was desirable to reduce the total amount of indebtedness participating in the liens on the Collateral.

      In formulating the Restructuring Transactions, the Board of Directors determined to offer consideration only to those creditors who were being asked to change the terms of their existing debt obligation. It is the Board of Director’s premise, based on the Five-Year Projections, that the remaining creditors of Mirant and

MAG should be paid in full in accordance with the terms of their agreements including, but not limited to, cash interest at the full contract rate during the life of their respective instruments. The Board of Directors appreciates that if there is a default which results in a bankruptcy while the debt issued in the Restructuring Transactions remains outstanding, the newly secured creditors would have repayment priority over the remaining unsecured creditors not being invited to participate in the Restructuring Transactions. As a matter of business judgment, however, the Board of Directors believes that there is a greater risk that such creditors would not be paid in full if Mirant and its subsidiaries were to seek protection under Chapter 11 today (other than a Chapter 11 case utilizing the prepackaged Plan of Reorganization) than if the Restructuring Transactions were to be consummated. The Board of Directors also noted that these remaining creditors at Mirant and MAG are unsecured and did not bargain for and do not have contractual provisions which restrain the Restructuring Transactions.

      In considering whether to solicit acceptances of the prepackaged Plan of Reorganization, the Board of Directors was aware that under the terms of the existing credit facilities, unanimous consent of the bank lenders within a credit facility is necessary in order to extend the maturity date of such facility. Certain Mirant Bank Lenders entitled to vote on the Restructuring Transactions may be motivated by their holdings of other Mirant or MAG securities or for other institutional considerations to vote against the Restructuring Transactions even though a preponderance of Mirant Bank Lenders may be in favor of them. Similarly, to be comfortably viable, the Five-Year Projections contemplate that the maturities of 85% of the Exchange Offer Securities are extended to 2008. Accordingly, if Mirant receives sufficient votes in favor of the prepackaged Plan of Reorganization from either the Noteholders or the Mirant Bank Lenders, but not sufficient acceptances or agreements to consummate the Restructuring Transactions pursuant to the Out-of-Court Alternative, the Board believes it would preserve greater value for all stakeholders to seek to implement the Plan of Reorganization (including, if necessary, by utilizing the “cramdown” provisions of section 1129(b)(2)(B)(i) of the Bankruptcy Code) rather than to pursue a traditional bankruptcy. If the Restructuring Transactions cannot be accomplished because sufficient creditors do not agree to implement either the Out-of-Court Alternative or the prepackaged Plan of Reorganization, or, if the Board no longer believes with reasonable business certainty that the Five-Year Projections are reasonable and achievable or that Mirant and MAG will be able to repay its creditors in full, the Board reserves the right to modify the terms of the Restructuring Transactions and/or to authorize Mirant and its subsidiaries to seek to reorganize under Chapter 11 of the Bankruptcy Code. The Board has reviewed, and will continue to review, the reasonableness and achievability of the Five-Year Projections and the Restructuring Transactions.

      The Board of Directors has been advised by Blackstone, Mirant’s financial advisor, and Skadden, Arps, Slate, Meagher & Flom LLP and White & Case, Mirant’s legal counsel. Blackstone was not retained to and has not delivered any opinion relating to the fairness of the Restructuring Transactions nor the solvency of Mirant or any of its subsidiaries, nor was Blackstone retained to and is not soliciting acceptances of the Exchange Offers or making any recommendation with respect thereto.

DESCRIPTION OF THE NEW SECURED NOTES

      We will issue the New Secured Notes under an Indenture (the “New Secured Notes Indenture”) between a trustee to be appointed by the Company (the “New Secured Notes Trustee”) and the Company. The terms of the New Secured Notes include, but are not limited to, those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). Terms used in this description that are not defined herein have the meanings ascribed thereto in the New Secured Notes Indenture. In this description, the words “Mirant” and “Company” refer only to Mirant Corporation and not to any of its subsidiaries.

      The following description is only a summary of the material provisions of the New Secured Notes Indenture. We urge you to read the New Secured Notes Indenture because it, not this description, defines your rights as holders of the New Secured Notes. You may request copies of the New Secured Notes Indenture at our address set forth under the heading “Where You Can Find More Information.”

      As of the date of the Indenture, all of our subsidiaries other than JPSCO (Barbados) SRL, Jamaica Public Service Company Limited, Mirant Bahamas Investments Limited, Mirant Grand Bahamas, Ltd., ICD Utilities Limited, and Grand Bahama Power Company Limited will be “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture.

Principal, Maturity and Interest

      The Company may issue New Secured Notes with up to a maximum aggregate principal amount of $867 million. The Company will issue the New Secured Notes in denominations of $1,000 and any integral multiple of $1,000. The New Secured Notes will mature on July 15, 2008.

      Interest on the New Secured Notes will accrue at the annual rate of 8.25% and will be payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2003. We will make each interest payment to the holders of record of the New Secured Notes on the immediately preceding June 1 and December 1. Interest on the New Secured Notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking; Security

      The New Secured Notes will be senior to our existing and future subordinated indebtedness, effectively subordinated to the outstanding indebtedness and other liabilities of our non-Grantor Subsidiaries and, to the extent of the value of the Collateral, to the lenders under the MAG Secured Credit Facility, the Mirant Liquidity Facility, the Mirant Term A Facility and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by a senior lien exceed $1.1 billion. In the event we pursue the In-Court Alternative, the New Secured Notes will be subordinated to the MAG Secured Facility, the Mirant Exit Facility and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by a senior lien exceed $1.1 billion. The liens securing the New Secured Notes will also be effectively senior, to the extent of the value of the Collateral, to our unsecured debt and the unsecured debt of our Grantor Subsidiaries. Any Exchange Offer Securities not tendered in the Exchange Offers will be effectively junior to the New Secured Notes to the extent of the value of the Collateral.

      The New Secured Notes will be secured by second priority liens granted by our Grantor Subsidiaries on the Collateral. The second priority liens will be shared equally and ratably with the lenders under the Mirant Revolving Facility and the Mirant Term B Facility and the holders of the MAEM Secured Guaranty, the holders of the New MAG Notes and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of the indebtedness secured by a junior lien exceed $4.1 billion. In the event we pursue the In-Court Alternative, such second priority liens will be shared equally and ratably with the lenders under the Mirant Exit Facility, the holders of the MAEM Secured Guaranty, the holders of the New MAG Notes and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that the aggregate amount of indebtedness secured by a junior lien shall not exceed $4.6 billion. See “Description of the Collateral and Intercreditor Arrangements.”

Optional Redemption

      The New Secured Notes will be redeemable in whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the New Secured Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the New Secured Notes being redeemed discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Yield plus 25 basis points plus accrued interest on the New Secured Notes to the date of redemption.

      “Treasury Yield” means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

      “Comparable Treasury Issue” means, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the, remaining term of the New Secured Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the New Secured Notes.

      “Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for US Government Securities” or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the Reference Treasury Dealer Quotation for such redemption date.

      “Independent Investment Banker” means an independent investment banking institution of national standing appointed by the Company and reasonably acceptable to the New Secured Notes Trustee.

      “Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the New Secured Notes Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount and quoted in writing to the New Secured Notes Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date).

      “Reference Treasury Dealer” means a primary U.S. Government securities dealer in New York City appointed by the Company and reasonably acceptable to the New Secured Notes Trustee.

      Notice of redemption shall be given not less than 15 days nor more than 30 days prior to the date fixed for redemption (the “Redemption Date”).

      Unless the Company defaults in payment of the redemption price, from and after the Redemption Date, the New Secured Notes or portions thereof called for redemption will cease to bear interest, and the holders thereof will have no right in respect to such New Secured Notes except the right to receive the redemption price thereof.

      Under the procedures set forth above, the price (the “Redemption Price”) payable upon the optional redemption at any time of New Secured Notes is determined by calculating the present value (the “Present Value”) at such time of each remaining payment of principal of or interest on such New Secured Notes and then totaling such Present Values. If the sum of such Present Values is equal to or less than 100% of the principal amount of such New Secured Notes, the Redemption Price of such New Secured Notes will be 100% of its principal amount (redemption at par). If the sum of such Present Values is greater than 100% of the principal amount of such New Secured Notes, the Redemption Price of such New Secured Notes will be such greater amount (redemption at a premium). In no event may a New Secured Note be redeemed optionally at less than 100% of its principal amount.

      The Present Value at any time of a payment of principal of or interest on a New Secured Note is calculated by applying to such payment the discount rate (the “Discount Rate”) applicable to such payment. The Discount Rate applicable at any time to a payment of principal of or interest on a New Secured Note equals the equivalent yield to maturity at such time of a fixed rate United States treasury security having a maturity comparable to the maturity of such payment plus 25 basis points, such yield being calculated on the basis of the interest rate borne by such United States treasury security and the price at such time of such security. The United States treasury security employed in the calculation of a Discount Rate (a “Relevant Security”) as well as the price and equivalent yield to maturity of such Relevant Security will be selected or determined by an investment banker of national standing selected by the Company which is reasonably acceptable to the New Secured Notes Trustee.

      Whether the sum of the Present Values of the remaining payments of principal of and interest on a New Secured Note to be redeemed optionally will or will not exceed 100% of its principal amount and, accordingly, whether such New Secured Notes will be redeemed at par or at a premium will depend on the Discount Rate used to calculate such Present Values. Such Discount Rate, in turn, will depend upon the equivalent yield to maturity of a Relevant Security which yield will itself depend on the interest rate borne by, and the price of, the Relevant Security. While the interest rate borne by the Relevant Security is fixed, the price of the Relevant Security tends to vary with interest rate levels prevailing from time to time. In general, if at a particular time the prevailing level of interest rates for a newly issued United States treasury security having a maturity comparable to that of a Relevant Security is higher than the level of interest rates for newly issued United States treasury securities having a maturity comparable to such Relevant Security prevailing at the time the Relevant Security was issued, the price of the Relevant Security will be lower than its issue price. Conversely, if at a particular time the prevailing level of interest rates, for a newly issued United States treasury security having a maturity comparable to that of a Relevant Security is lower than the level of interest rates prevailing for newly issued United States treasury securities having a maturity comparable to the Relevant Security at the time the Relevant Security was issued, the price of the Relevant Security will be higher than its issue price.

      Because the equivalent yield to maturity on a Relevant Security depends on the interest rate it bears and its price, an increase or a decrease in the level of interest rates for newly issued United States treasury securities with a maturity comparable to that of a Relevant Security above or below the levels of interest rates for newly issued United States treasury securities having a maturity comparable to the Relevant Security prevailing at the time of issue of the Relevant Security will generally result in an increase or a decrease, respectively, in the Discount Rate used to determine the Present Value of a payment of principal of or interest on a New Secured Note. As noted above, if the sum of the Present Values of the remaining payments of principal of and interest on a Note proposed to be redeemed is less than its principal amount, such New Secured Note may only be redeemed at par.

Selection and Notice

      If less than all of the New Secured Notes are to be redeemed at any time, the New Secured Notes Trustee will select New Secured Notes for redemption as follows:

1. if the New Secured Notes are listed, in compliance with the requirements of the principal national securities exchange on which the New Secured Notes are listed; or

2. if the New Secured Notes are not so listed, on a pro rata basis, by lot or by such method as the New Secured Notes Trustee shall deem fair and appropriate.

      No New Secured Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of New Secured Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

      If any Note is to be redeemed in part only, the notice of redemption that relates to that New Secured Note shall state the portion of the principal amount thereof to be redeemed. A New Secured Note in principal amount equal to the unredeemed portion of the original New Secured Note will be issued in the name of the Holder thereof upon cancellation of the original New Secured Note. New Secured Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on New Secured Notes or portions of them called for redemption.

Repurchase at the Option of Holders

Change of Control

      If a Change of Control occurs, each Holder of New Secured Notes will have the right to require Mirant to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder’s New Secured Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, Mirant will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of New Secured Notes repurchased plus accrued and unpaid interest thereon, to the date of purchase. Within 45 days following any Change of Control, Mirant will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase New Secured Notes on the Change of Control Payment Date specified in such notice (the “Change of Control Payment Date”), which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. Mirant will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the New Secured Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Mirant will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

      On the Change of Control Payment Date, Mirant will, to the extent lawful:

(1) accept for payment all New Secured Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all New Secured Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the New Secured Notes Trustee the New Secured Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of New Secured Notes or portions thereof being purchased by Mirant.

      The Paying Agent will promptly mail to each Holder of New Secured Notes so tendered the Change of Control Payment for such New Secured Notes, and the New Secured Notes Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Senior Secured Note equal in principal amount to any unpurchased portion of the New Secured Notes surrendered, if any; provided that each such New Secured Note will be in a principal amount of $1,000 or an integral multiple thereof.

      Mirant will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

      The provisions described above that require Mirant to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the New Secured Notes to require that Mirant repurchase or redeem the New Secured Notes in the event of a takeover, recapitalization or similar transaction.

      Mirant will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Mirant and purchases all New Secured Notes validly tendered and not withdrawn under such Change of Control Offer.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Mirant and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of New Secured Notes to require Mirant to repurchase such New Secured Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Mirant and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

      Mirant will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Mirant (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of (as reasonably determined by Mirant or such Restricted Subsidiary); and

(2) at least 75% of the consideration therefor received by Mirant or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following shall be deemed to be cash:

(a) any liabilities (as shown on Mirant’s or such Restricted Subsidiary’s most recent balance sheet), of Mirant or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the New Secured Notes) that are assumed by the transferee of any such assets; and

(b) any securities, New Secured Notes or other obligations received by Mirant or any such Restricted Subsidiary from such transferee that are (subject to ordinary settlement periods) converted by Mirant or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) within 180 days of the applicable Asset Sale.

Notwithstanding the foregoing, the 75% limitation referred to in clause (2) will not apply to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% limitation.

      Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Mirant may apply such Net Proceeds at its option:

(1) to repay Secured Indebtedness and, if the Secured Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or all or a majority of the Voting Stock of, a Person engaged in a Permitted Business;

(3) to make capital expenditures; or

(4) to acquire other assets that are used or useful in a Permitted Business;

provided that the requirements of clauses (2) through (4) above shall be deemed to be satisfied if an agreement (including a lease, whether a capital lease or an operating lease) committing, subject to standard conditions at closing, to make the acquisitions or expenditures referred to therein is entered into by Mirant or its Restricted Subsidiary within 365 days after the receipt of such Net Proceeds and such Net Proceeds are applied in accordance with such agreement.

      Notwithstanding the foregoing, in the event that a Restricted Subsidiary dividends or distributes to all of its stockholders on a pro rata basis any proceeds of an Asset Sale to Mirant or another Restricted Subsidiary, Mirant or such Restricted Subsidiary need only apply its share of such proceeds in accordance with the preceding clauses (1) through (4).

      Pending the final application of any such Net Proceeds, Mirant may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

      Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraphs 1 — 4 will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds received at any time after the Issue Date exceeds $25 million, Mirant will make an Asset Sale Offer to all Holders of New Secured Notes and all holders of other Secured Indebtedness that is pari passu with the New Secured Notes containing provisions similar to those set forth in the New Secured Notes Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of New Secured Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Mirant may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of New Secured Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the New Secured Notes Trustee shall select the New Secured Notes and such other pari passu Secured Indebtedness to be purchased on a pro rata basis based on the principal amount of New Secured Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

      Mirant will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of New Secured Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, Mirant will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Certain Covenants

Suspension of Certain Covenants when Notes Rated Investment Grade

      If on any date following the date of the Indenture:

(1) the rating assigned to the New Secured Notes by each of S&P and Moody’s is an Investment Grade Rating; and

(2) no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this Offering Circular and Disclosure Statement will be suspended (collectively, the “Suspended Covenants”):

(1) “— Repurchase at the Option of Holders — Asset Sales”;

(2) “— Restricted Payments”;

(3) “— Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4) “— Dividend and other Payment Restrictions Affecting Subsidiaries”;

(5) “— Designation of Restricted and Unrestricted Subsidiaries”;

(6) “— Transactions with Affiliates”; and

(7) clause (4) of the covenant described below under “— Merger, Consolidation or Sale of Assets.”

      Notwithstanding the foregoing, if the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding paragraph and, subsequently, either S&P or Moody’s withdraws its ratings or downgrades the ratings assigned to the New Secured Notes below the Investment Grade Ratings so that the New Secured Notes do not have an Investment Grade Rating from both S&P and Moody’s, the Company and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants, subject to the terms, conditions and obligations set forth in the Indenture (each such date of reinstatement being the “Reinstatement Date”). Compliance with the Suspended Covenants with respect to Restricted Payments made after the Reinstatement Date will be calculated in accordance with the terms of the covenant described under “— Restricted Payments” as though such covenants had been in effect during the entire period of time from which the New Secured Notes are issued. As a result, during any period of time in which the Company and its restricted Subsidiaries are not subject to the Suspended Covenants, the New Secured Notes will be entitled to substantially reduced covenant protection.

Restricted Payments

      Mirant will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Mirant’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Mirant or any of its Restricted Subsidiaries) (other than dividends or distributions payable in Equity Interests of Mirant (other than Disqualified Stock) or payable to Mirant or a Restricted Subsidiary of Mirant);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Mirant) any Equity Interests of Mirant;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the New Secured Notes, except a payment of regularly scheduled interest or a payment of principal made at or after the Stated Maturity thereof;

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”); or

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) Mirant would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Mirant and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (2) through (15) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Mirant for the period (taken as one accounting period) from the beginning of the first fiscal quarter ending after the date of the Indenture to the end of Mirant’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds received by Mirant since the date of the Indenture as a contribution to its equity capital (other than Disqualified Stock) or from the issue or sale of Equity Interests of Mirant or any of its Restricted Subsidiaries (other than Disqualified

Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Mirant that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Mirant), plus

(c) the lesser of (i) all cash returns (including dividends, interest, distributions, returns of principal and profits on sale) on Restricted Investments that were made after the date of the Indenture (less the cost of disposition, if any); provided that the amount of cash return on such Restricted Investment shall be excluded from Consolidated Net Income for purposes of calculating clause 3(a) above on an after tax basis to the extent included in Consolidated Net Income, and (ii) the initial amount of such Restricted Investment, plus

(d) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary not in violation of the Indenture, the fair market value of the net assets of such Subsidiary as of the date of such redesignation.

      The preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Mirant) of, Equity Interests of Mirant or any Restricted Subsidiary (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment shall be excluded from clause (3) (b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Mirant or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Mirant to the holders of its common Equity Interests;

(5) provided that no Default or Event of Default has occurred or is continuing, the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Mirant issued after the date of the Indenture in accordance with the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”;

(6) the retirement of any shares of Disqualified Stock of Mirant by conversion into, or by exchange for, shares of Refinancing Disqualified Stock of Mirant, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of Mirant) of other shares of Refinancing Disqualified Stock of Mirant;

(7) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Mirant or any Restricted Subsidiary of Mirant pursuant to or in connection with any management equity subscription agreement, stock option agreement, employee benefit plan or similar agreement in existence and as in effect from time to time;

(8) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests from minority stockholders (or other holders of any minority interest, however designated) of any Restricted Subsidiary of Mirant;

(9) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(10) the purchase by Mirant of fractional shares upon conversion of any convertible debt securities of Mirant into Equity Interests of Mirant;

(11) the transactions with any Person (including any Affiliate of Mirant) (i) set forth in clause (1) of the second paragraph of the covenant described under the caption “— Transactions with Affiliates” or (ii) pursuant to intercompany agreements in effect as of the Issue Date, and the funding of any obligations in connection with either of the foregoing; or (iii) for Intercompany Payments;

(12) the issuance of Equity Interests of Mirant or any Restricted Subsidiary (other than Disqualified Stock) for other Equity Interests of Mirant or such Restricted Subsidiary in connection with any rights offering and payments for the redemption of fractional shares in connection with any rights offering;

(13) upon the occurrence of a Change of Control and after completion of the offer to repurchase the New Notes as described above under the caption “— Repurchase at the Option of Holders — Change of Control” (including the purchase of all New Notes tendered), any purchase, defeasance, retirement, redemption or other acquisition of Capital Stock or Indebtedness that is contractually subordinated to the New Notes or any subsidiary guarantee required under the terms of such Capital Stock or Indebtedness as a result of such Change of Control;

(14) the repurchase by Mirant of shares pursuant to an “odd-lot” repurchase program; and

(15) additional Restricted Payments having an aggregate amount not to exceed $100 million since the Issue Date.

      The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued to or by Mirant or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

      For purposes of determining compliance with this “Restricted Payments” covenant, in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, Mirant, in its sole discretion, may order and classify, and from time to time may reorder and reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of any such reclassification.

Incurrence of Indebtedness and Issuance of Preferred Stock

      Mirant will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Mirant will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that Mirant may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, or its Restricted Subsidiaries may issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio for Mirant’s most recently ended four full fiscal quarters for which financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 1.3 to 1.2, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period;

      The first paragraph of this covenant will not prohibit any of the following (collectively, “Permitted Debt”):

(1) the incurrence by Mirant of additional Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the face amount thereof) not to exceed $4.0 billion, less the aggregate amount of all scheduled repayments actually made and mandatory prepayments, of the principal amount of any term Indebtedness under a Credit Facility (other than repayments that are concurrently reborrowed) that have actually been made since the date of the Indenture and less the aggregate amount of all Net Proceeds of Asset Sales that have actually been applied by Mirant or any of its Restricted Subsidiaries since the date of the Indenture to repay revolving credit Indebtedness to the extent that the corresponding revolving credit commitments have been permanently reduced under a Credit Facility pursuant to the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales” (provided that such amount shall be reduced to the extent of any reduction or elimination of any commitment under any Credit Facility resulting from or relating to the consummation of any Qualified Receivables Transaction; provided that such reduction shall apply only for so long as such Qualified Receivables Transaction is in effect); provided that the amount of revolving credit Indebtedness that may be incurred under this clause (1) shall not be less than $1.1 billion;

(2) the incurrence by Mirant and its Restricted Subsidiaries of the Existing Indebtedness and Indebtedness incurred pursuant to contractual obligations existing on the date of the Indenture (other than Indebtedness incurred pursuant to any Credit Facility, to which clause (1) above shall apply);

(3) the incurrence by Mirant of Indebtedness represented by the New Secured Notes to be issued on the date of the Indenture;

(4) the incurrence by Mirant or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Mirant or such Restricted Subsidiary;

(5) the incurrence by Mirant or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace the Remaining Old Notes or the Exchange Notes, or other Indebtedness (other than intercompany Indebted ness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (13), (16), (17), (18) or (19) of this paragraph;

(6) the incurrence by Mirant or any of its Restricted Subsidiaries of (A) intercompany Indebtedness between or among Mirant and any of its Restricted Subsidiaries; provided, however, that (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being owed to a Person other than Mirant or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Mirant or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Mirant or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6) or (B) Intercompany Payments;

(7) the issuance by any Restricted Subsidiary of Preferred Stock to Mirant and any of its Restricted Subsidiaries; provided, however, that

(a) any subsequent issuance or transfer of Equity Interests that results in any such Preferred Stock being held directly or indirectly by a Person other than Mirant or a Restricted Subsidiary thereof; and

(b) any sale or other transfer of any such Preferred Stock to a Person that is not either Mirant or a Restricted Subsidiary thereof; shall be deemed, in each case, to constitute an issuance of such Preferred Stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the issuance and refinancings of Refinancing Disqualified Stock, Refinancing Preferred Stock and Refinancing Subsidiary Preferred Stock;

(9) the incurrence by Mirant or any of its Restricted Subsidiaries of Hedging Obligations;

(10) the guarantee by Mirant or a Restricted Subsidiary of Indebtedness that was permitted to be incurred by another provision of this covenant;

(11) Indebtedness of Mirant or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within five business days of incurrence;

(12) the incurrence by Mirant of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) (which amount may, but need not be, incurred in whole or in part under the Credit Facilities) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (12), not to exceed $350 million;

(13) Indebtedness arising from any agreement entered into by Mirant or any of its Restricted Subsidiaries providing for indemnification, purchase price adjustment, holdback, contingency payment obligations based on the performance of the acquired or disposed assets or similar obligations (other than Guarantees of Indebtedness) incurred by any Person in connection with the acquisition or disposition of assets permitted by the Indenture;

(14) performance and surety bonds, appeal bonds, completion guarantees or similar arrangements of Mirant or any of its Restricted Subsidiaries in the ordinary course of business;

(15) Project Finance Indebtedness;

(16) Acquired Debt of Restricted Subsidiaries acquired or assumed by Mirant or another Restricted Subsidiary of Mirant, or resulting from the merger or consolidation of one or more Persons into or with one or more Restricted Subsidiaries of Mirant; provided that such Acquired Debt is not incurred in contemplation of the respective acquisition, merger or consolidation;

(17) the incurrence by a Receivables Subsidiary of Indebtedness in a Qualified Receivables Transaction;

(18) Indebtedness incurred after the Issue Date by MAPV or any of its Subsidiaries for general corporate purposes and not exceeding $200 million at any time outstanding;

(19) Indebtedness incurred for purposes of providing working capital not to exceed $50 million in the aggregate at any time outstanding to Canadian Subsidiaries of Mirant; and

(20) the issuance of Specified Junior Securities by Mirant, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (20); provided that if there is any change in the terms of such Specified Junior Securities that results in such securities no longer meeting all of the requirements of the definition of “Specified Junior Securities,” then such change will be deemed to constitute an incurrence of Indebtedness by Mirant that was not permitted by this clause (20).

      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (20) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Mirant will be permitted to classify such item of Indebtedness on the date of its incurrence, or from time to time reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which New Secured Notes are first issued and authenticated under the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided in each such case, that the amount thereof is included in Fixed Charges of Mirant as accrued.

     Liens

      Mirant will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness on any asset now owned or hereafter acquired, except Permitted Liens.

     Dividend and Other Payment Restrictions Affecting Subsidiaries

      Mirant will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Mirant or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Mirant or any of its Restricted Subsidiaries;

(2) make loans or advances to Mirant or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to Mirant or any of its Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements as in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, as reasonably determined by Mirant or such Restricted Subsidiary, with respect to such dividend and other payment restrictions than those contained in such agreements, as in effect on the date of the Indenture;

(2) the Indenture, the New Secured Notes and the Credit Agreement;

(3) applicable law, rule, regulation or order;

(4) any agreement or Capital Stock of a Person acquired by Mirant or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such contract was entered into in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired; provided that, in the case of any such agreement evidencing Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5) customary non-assignment provisions in leases or other agreements entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business, Capital Lease Obligations, security agreements or mortgages securing Indebtedness of Mirant or a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such purchase money obligations, Capital Lease Obligations, security agreements and mortgages;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness;

(9) Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to such Lien;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Mirant or any Restricted Subsidiary in any manner material to Mirant or any Restricted Subsidiary;

(13) customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of Mirant or any Restricted Subsidiary;

(14) Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Subsidiary;

(15) Project Finance Indebtedness;

(16) Joint Ventures; and

(17) restrictions on the transfer of property or assets required by any regulatory authority having jurisdiction over Mirant or any Restricted Subsidiary or any of their businesses.

     Merger, Consolidation or Sale of Assets

      Mirant may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Mirant is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Mirant and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either:

(a) Mirant is the surviving corporation; or

(b) the Person formed by or surviving any such consolidation or merger (if other than Mirant) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Mirant) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of Mirant under the New Secured Notes, the New Secured Notes Indenture and the Security Documents pursuant to agreements reasonably satisfactory to the New Secured Notes Trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) (i) Mirant or the Person formed by or surviving any such consolidation or merger (if other than Mirant), or (ii) to which such sale, assignment, transfer, conveyance or other disposition shall have been made (in the case of either (i) or (ii), other than transactions for which a Change of Control Offer will be made pursuant to the covenant described above in “Repurchase at the Option of the Holders-Change of Control”), will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, have a Fixed Charge Coverage Ratio that is at least equal to the actual Fixed Charge Coverage Ratio of Mirant as of such date.

      In addition, Mirant may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(x) a merger, consolidation, sale, assignment, transfer, conveyance or other disposition of assets between or among Mirant and any Restricted Subsidiary; or

(y) transfers of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction.

      Notwithstanding the foregoing clause (4), Mirant may merge with an Affiliate incorporated or organized solely either (a) for the purpose of reincorporating or reorganizing Mirant in another jurisdiction or (b) to realize tax benefits without complying with the foregoing clause (4).

Designation of Restricted and Unrestricted Subsidiaries

      The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Mirant and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will either reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or reduce the amount available for future Investments under one or more clauses of the definition of Permitted Investments, as Mirant shall determine. That designation will only be permitted if such Investment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary; provided that the preceding sentence the first clause of this sentence shall not apply in the event that the Board of Directors designates MAEM or any of the California Entities as an Unrestricted Subsidiary in connection with the filing of a voluntary case under Chapter 11 of the United States Bankruptcy Code with respect to such entity. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Transactions with Affiliates

      Mirant will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable (as reasonably determined by Mirant) to Mirant or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Mirant or such Restricted Subsidiary with an unrelated Person; and

(2) Mirant delivers to the New Secured Notes Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors.

      The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) reasonable fees and compensation paid to, and indemnity and similar arrangements provided on behalf of, officers, directors or employees of Mirant or any Restricted Subsidiary of Mirant as determined in good faith by Mirant’s Board of Directors or senior management;

(2) transactions between or among Mirant and/or its Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate solely because Mirant owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) Permitted Investments or Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “— Restricted Payments”;

(5) loans and advances to officers and employees of Mirant or any of its Restricted Subsidiaries for bona fide business purposes in the ordinary course of business;

(6) any pro rata distribution (including a rights offering) to all holders of a class of Equity Interests or Indebtedness of Mirant or any of its Restricted Subsidiaries, including Persons who are Affiliates of Mirant or any of its Restricted Subsidiaries;

(7) issuances of securities or payments or distributions in connection with employment incentive plans, employee stock plans, employees stock option plans and similar plans and arrangements in the ordinary course of business or approved by the Board of Directors of Mirant;

(8) sales and issuances of the Capital Stock of Mirant (other than Disqualified Stock) to the extent otherwise permitted under the Indenture;

(9) any agreements or arrangements in effect on, or entered into on or prior to, the date of the Indenture, or any amendment, modification, or supplement thereto or any replacement thereof, so long as any such amendment, modification, supplement or replacement agreement is not materially more disadvantageous to the holders of the New Secured Notes than the original agreements as in effect on the date of the Indenture, as determined in good faith by Mirant’s Board of Directors or senior management, and any transactions contemplated by any of the foregoing agreements or arrangements;

(10) the existence of, or the performance by Mirant or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement, partnership agreement or limited liability company members agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the date of the Indenture and any similar agreements which it may enter into thereafter, in each case subject to compliance with the other provisions of the Indenture; provided, however, that the existence, or the performance by Mirant or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the date of the Indenture shall only be permitted by this clause (9) to the extent that the terms (taken as a whole) of any such amendment or new agreement are not otherwise materially disadvantageous to the holders of the New Secured Notes, as determined in good faith by Mirant’s Board of Directors or senior management;

(11) transactions between or among (i) Mirant and/or its Subsidiaries and (ii) a Receivables Subsidiary and (iii) any Person in which the Receivables Subsidiary has an Investment; and

(12) any transaction involving sales of electric capacity, energy, ancillary services or transmission services and products in the ordinary course of business.

Business Activities

      Mirant will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Mirant and its Subsidiaries taken as a whole. Any Receivables Subsidiary and any Subsidiary thereof may engage in a business related or ancillary to a Qualified Receivables Transaction.

Reports

      Whether or not required by the Commission, so long as any New Secured Notes are outstanding, Mirant will furnish to the Holders of New Secured Notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Mirant were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Mirant’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Mirant were required to file such reports.

      If Mirant has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Mirant and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Mirant.

Payment of Principal and Interest

      The Company will duly and punctually pay the principal of and interest on the New Secured Notes in accordance with the terms of the New Secured Notes and the New Secured Notes Indenture.

Maintenance of Office or Agency

      The Company will maintain in the Borough of Manhattan, The City of New York, an office or agency of a Paying Agent where the New Secured Notes may be paid and notices and demands to or upon the Company in respect of the New Secured Notes and the New Secured Notes Indenture may be served and, if New Secured Notes in certificated form have been issued, an office or agency of a Transfer Agent where New Secured Notes may be surrendered for registration of transfer and exchange. The Company will give prompt written notice to the New Secured Notes Trustee of the location, and any change in the location, of any such office or agency. If at any time the Company shall fail to maintain any required office or agency or shall fail to furnish the New Secured Notes Trustee with the address thereof, all presentations, surrenders, notices and demands may be served at the office of the New Secured Notes Trustee.

Further Assurances

      The Company and the New Secured Notes Trustee will execute and deliver all such documents, instruments and agreements and do all such other acts and things as may be reasonably required to enable the New Secured Notes Trustee to exercise and enforce its rights under the New Secured Notes Indenture and under the documents, instruments and agreements required under the New Secured Notes Indenture and to carry out the intent of the New Secured Notes Indenture.

Compliance Certificates

      The Company will deliver to the New Secured Notes Trustee, within 120 days after the end of each fiscal year of the Company, a certificate from the principal executive, financial or accounting officer of the Company, stating that in the course of the performance by each signer of his duties as an officer of the Company he would normally have knowledge of any default by the Company in the performance and observance of any of the covenants contained in the New Secured Notes Indenture, stating whether or not he has knowledge of any such default without regard to any period of grace or requirement of notice and, if so, specifying each such default of which such signer has knowledge and the nature thereof.

Restrictions on Impairment of Security Interest

      Neither the Company nor any subsidiary of the Company is permitted to take or omit to take any action that would materially impair the security interest with respect to the Collateral for the benefit of the New Secured Notes Trustee and the holders of the New Secured Notes, and neither the Company nor any subsidiary is permitted to grant to any person other than the other Secured Parties, any interest whatsoever in any of the Collateral; provided, however, that the Company and such subsidiaries may take any such actions and grant any such interests for the benefit of the other beneficiaries to the extent permitted under the Intercreditor Agreement (as defined below).

Restrictions on Amendments to Security Agreements

      Neither the Company nor any subsidiary of the Company is permitted to amend, waive or otherwise modify, or permit or consent to any amendment, waiver or other modification of the security agreements in any way that would be adverse to the holders of the New Secured Notes. Notwithstanding the foregoing, the security agreements may be amended, waived or otherwise modified in accordance with the terms of the Intercreditor Agreement.

Events of Default

      An Event of Default with respect to the New Secured Notes is defined in the New Secured Notes Indenture as being:

(a) default for 30 days in payment of any interest on the New Secured Notes;

(b) default in payment of principal of the New Secured Notes;

(c) material default in the performance, or material breach, of any covenant or obligation of the Company or any of its Restricted Subsidiaries in the New Secured Notes Indenture and continuance of such material default or breach for a period of 60 days after written notice is given to the Company by the New Secured Notes Trustee or to the Company and the New Secured Notes Trustee by the Holders of at least 33 1/3% in aggregate principal amount of the New Secured Notes;

(d) default in the payment of the principal of any bond, debenture, note or other evidence of indebtedness, in each case for money borrowed, or in the payment of principal under any mortgage, indenture, fiscal agency agreement or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed, of the Company or any of its Restricted Subsidiaries, other than as described in (a) and (b) above, which default for payment of principal is in an aggregate principal amount exceeding $50 million (or its equivalent in any other currency or currencies) when such indebtedness becomes due and payable (whether at maturity, upon redemption or acceleration or otherwise), if such default shall continue unremedied or unwaived for more than 10 Business Days and the time for payment of such amount has not been expressly extended; provided that the foregoing clause of this paragraph (f) shall not apply to secured Indebtedness permitted hereunder that becomes due prior to its stated maturity as a result of the voluntary sale or transfer as permitted hereunder of the property or assets securing such Indebtedness;

(e) the failure of the Company or any Significant Subsidiary (other than the California Entities) generally to pay its debts as they become due, or the admission of such person in writing of its inability to pay its debts generally, or its making a general assignment for the benefit of its creditors, or the taking of any action by the Company or any Significant Subsidiary (other than the California Entities) to authorize any of the actions set forth in this subparagraph (e);

(f) the institution of any proceeding by or against the Company or any Significant Subsidiary (other than any of the California Entities) seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition (in each case, other than a solvent liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition) of it or its debts under any law relating to bankruptcy, insolvency, reorganization, moratorium or relief of debtors, or seeking the entry of an order for relief or appointment of an administrator, receiver, fiscal agent, intervenor or other similar official for it or for any substantial part of its property, or the taking of any action by the Company or any Significant Subsidiary (other than the California Entities to authorize any of the actions set forth in this subparagraph (f);

(g) failure by Mirant or any of its Restricted Subsidiaries (other than California Entities), to pay final and non- appealable judgments aggregating in excess of $50 million, which are not covered by indemnities or third-party insurance, which judgments are not paid, discharged, vacated or stayed for a period of 60 days;

(h) the repudiation by Mirant or any of its Restricted Subsidiaries of any of its obligations under any of the security documents or the unenforceability of any of the security documents against Mirant or any of its Restricted Subsidiaries for any reason if such unenforceability shall be applicable to Collateral having an aggregate fair market value of $50 million or more;

(i) any Security Document or any Lien purported to be granted thereby on assets having a fair market value in excess of $50 million is held in any judicial proceeding to be unenforceable or invalid, in whole or in part, or ceases for any reason within the control of Mirant or any of its Restricted Subsidiaries (other than pursuant to a release that is delivered or becomes effective as set forth in the New Secured Notes Indenture) to be fully enforceable and perfected; or

(j) any Security Document shall cease to be in full force and effect (unless terminated in accordance its terms) or shall cease to give the Collateral Agent a valid lien on a material portion of the Collateral, prior to the rights of all third Persons, subject to Permitted Liens.

      If an Event of Default with respect to the New Secured Notes shall occur and be continuing, either the New Secured Notes Trustee or the Holders of at least 33 1/3% in aggregate principal amount of the New Secured Notes may declare the principal amount of the New Secured Notes, and any interest accrued thereon, to be due and payable immediately. At any time after such declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained, if all Events of Default have been cured (other than the nonpayment of principal of the New Secured Notes which has become due solely by reason of such declaration of acceleration) then such declaration of acceleration shall be automatically annulled and rescinded.

      No Holder of the New Secured Notes shall have any right to institute any proceeding, judicial or otherwise, with respect to the New Secured Notes Indenture, or for the appointment of a receiver or New Secured Notes Trustee, or for any other remedy thereunder, unless (i) such Holder has previously given written notice to the New Secured Notes Trustee of a continuing Event of Default with respect to the New Secured Notes; (ii) the Holders of not less than 33 1/3% in principal amount of the New Secured Notes shall have made written request to the New Secured Notes Trustee to institute proceedings in respect of such Event of Default in its own name as New Secured Notes Trustee; (iii) such Holder or Holders have offered the New Secured Notes Trustee indemnity satisfactory to the New Secured Notes Trustee against the costs, expenses and liabilities to be incurred in compliance with such request; (iv) the New Secured Notes Trustee, for 60 days after its receipt of such notice, request and offer of indemnity, has failed to institute any such proceeding; and (v) no direction inconsistent with such written request has been given to the New Secured Notes Trustee during such 60 day period by the Holders of a majority in principal amount of the outstanding New Secured Notes.

Defeasance

      The Company, at its option, (a) will be discharged from any and all obligations in respect of the New Secured Notes (except in each case for the obligations to register the transfer or exchange of such New Secured Notes, replace stolen, lost or mutilated New Secured Notes, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain covenants of the New Secured Notes Indenture with respect to the New Secured Notes described under “Limitation on Consolidation, Merger, Conveyance, Sale or Lease”, and “Limitation on Liens” in each case, if the Company irrevocably deposits with the New Secured Notes Trustee, in trust, (i) money or (ii) in certain cases, (A) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount, or (B) a combination thereof, in each case sufficient to pay and discharge the principal and interest on the outstanding New Secured Notes on the dates such payments are due in accordance with the terms of such New Secured Notes (or if the Company has designated a redemption date pursuant to the final sentence of this paragraph, to and including the redemption date so designated by the Company), and no Event of Default or event which with notice or lapse of time would become an Event of Default (including by reason of such deposit) with respect to the New Secured Notes shall have occurred and be continuing on the date of such deposit. To exercise any such option, the Company is required to deliver to the New Secured Notes Trustee (x) an opinion of counsel (who may be counsel to the Company) to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge, which in the case of (a) must be based on a change in law or a ruling by the U.S. Internal Revenue Service, and (y) an Officers’ Certificate as to compliance with all conditions precedent provided for in the Fiscal Agency Agreement relating to the satisfaction and discharge of the New Secured Notes. If the Company shall wish to deposit or cause to be deposited money or U.S. Government Obligations to pay or discharge the principal of and interest, if any, on the outstanding New Secured Notes to and including the Redemption Date on which all of the outstanding New Secured Notes are to be redeemed, such Redemption Date shall be irrevocably designated by a Board Resolution delivered to the New Secured Notes Trustee on or prior to the date of deposit of such money or U.S. Government Obligations, and such Board Resolution shall be accompanied by an irrevocable Company Request that the New Secured Notes Trustee give notice of such redemption in the name and at the expense of the Company not less than 15 nor more than 30 days prior to such Redemption Date in accordance with the New Secured Notes Indenture.

Modification or Waiver of Certain Covenants

      The Company may omit in any particular instance to comply with any term, provision or condition set forth in the New Secured Notes Indenture with respect to the New Secured Notes if before the time for such compliance the Holders of at least a majority in aggregate principal amount of the outstanding New Secured Notes shall, by Act of such Holders, either modify the covenant or waive such compliance in such instance or generally waive compliance with such term, provision or condition, provided that no such modification shall without the consent of each Holder of New Secured Notes (a) change the stated maturity upon which the principal of or the interest on the New Secured Notes is due and payable, (b) reduce the principal amount thereof or the rate of interest thereon, (c) reduce any amount payable on redemption thereof, (d) change any place of payment or the currency in which the New Secured Notes or any premium or the interest thereon is payable, (e) impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after redemption date), (f) reduce the percentage in principal amount of the outstanding New Secured Notes, the consent of whose Holders is required for any waiver of compliance with certain provisions of the New Secured Notes Indenture or certain defaults thereunder and their consequences provided for in the New Secured Notes Indenture or (g) reduce the requirements contained in the New Secured Notes Indenture for quorum or voting with respect to the New Secured Notes. The Notes owned by the Company or any of its Affiliates shall be deemed not to be outstanding for, among other purposes, consenting to any such modification.

Book-Entry, Delivery and Form

      We will initially issue the New Secured Notes in the form of one or more global notes (the “Global Notes”). The Global Notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to DTC or a nominee of DTC. You may hold your beneficial interests in a Global Note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC.

      DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and “a clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      The Company expects that pursuant to procedures established by DTC, upon the deposit of a Global Note with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of New Secured Notes represented by such Global Note to the accounts of participants. Ownership of beneficial interests in a Global Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Note other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in a Global Note.

      So long as DTC, or its nominee, is the registered holder and owner of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole legal owner and holder of any related Notes evidenced by the Global Notes for all purposes of such New Secured Notes and the New Secured Notes Indenture. Except as set forth below, as an owner of a beneficial interest in a Global Note, you will not be entitled to have the New Secured Notes represented by such Global Note registered in your name, will not receive or be entitled to receive physical delivery of certificated Notes and will not be considered to be the owner or holder of any Notes under such Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      We will make payments of principal of, premium, if any, and interest on New Secured Notes represented by the Global Notes registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Notes.

      We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on a Global Note will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in a Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the record relating to, or payments made on account of, beneficial ownership interests in the Global Notes for any New Secured Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for other aspects of the relationship between the DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in a Global Note owning through such participants.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the New Secured Notes Trustee nor the Company will have any responsibility or liability for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. Exchange of Book-Entry Notes for Certificated Notes.

      A Global Note is exchangeable for New Secured Notes in registered certificated form if (i) DTC notifies the Company that it is unwilling or unable to continue as clearing agency for the Global Note or has ceased to be a clearing agency registered under the Exchange Act and the Company thereupon fails to appoint a successor clearing agency within 90 days, (ii) the Company in its sole discretion elects to cause the issuance of definitive certificated New Secured Notes or (iii) there has occurred and is continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default under the New Secured Notes. In addition, beneficial interests in a Global Note may be exchanged for certificated New Secured Notes upon request but only upon at least 20 days, prior written notice given to the New Secured Notes

Trustee by or on behalf of DTC in accordance with customary procedures. In all cases certificated New Secured Notes delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and issued in the authorized denominations requested by or on behalf of, the clearing agency (in accordance with its customary procedures).

Same-Day Payment

      The New Secured Notes Indenture requires us to make payments in respect of the applicable New Secured Notes (including principal, premium and interest) by wire transfer of immediately available funds to the U.S. dollar accounts with banks in the U.S. specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address.

Concerning the New Secured Notes Trustee

      The Company will, prior to consummation of the Exchange Offer, appoint the New Secured Notes Trustee which shall be eligible for trusteeship under Section 310 of the Trust Indenture Act to act as New Secured Notes Trustee under the New Secured Notes Indenture and as initial Security Registrar and Paying Agent with regard to the New Secured Notes.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of the Company will have any liability for any obligations of the Company under the New Secured Notes or the New Secured Notes Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of the New Secured Notes by accepting a New Secured Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New Secured Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

      The New Secured Notes Indenture and the New Secured Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions

      Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged or consolidated with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings. No Person (other than Mirant or any Subsidiary of Mirant) in whom a Receivables Subsidiary makes an Investment in connection with a Qualified Receivables Transaction will be deemed to be an Affiliate of Mirant or any of its Subsidiaries solely by reason of such Investment.

      “Approved Project” means the following projects: Bowline 3, Contra Costa, Wynadotte and Mint Farm.

      “Asset Sale” means:

(1) the sale, transfer, conveyance or other disposition of any assets or rights; provided that the sale, transfer, conveyance or other disposition of all or substantially all of the assets of Mirant and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests by any of Mirant’s Restricted Subsidiaries or the sale of Equity Interests in any of Mirant’s Subsidiaries.

      Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than the greater of (a) $25 million in any fiscal year and (b) 1% of Consolidated Cash Flow;

(2) a sale or transfer of assets between or among Mirant and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to Mirant or to another Restricted Subsidiary;

(4) the sale or lease of equipment, products, services or accounts receivable or other assets in the ordinary course of business and any sale or other disposition of damaged, worn out or obsolete assets or assets no longer used or useful in Mirant’s or any of its Restricted Subsidiaries’ business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments”;

(7) the sale, lease, conveyance, disposition or other transfer of (a) the Capital Stock of or any Investment in any Unrestricted Subsidiary or (b) Permitted Investments made pursuant to clause (15) of the definition thereof;

(8) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(9) the leasing or subleasing of assets, or licensing or sublicensing of property (including intellectual property), in each case in the ordinary course of business;

(10) granting of Liens not otherwise prohibited by the Indenture;

(11) leases or subleases to third persons in the ordinary course of business that do not interfere in any material respect with the business of Mirant or any of its Restricted Subsidiaries;

(12) sales of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Subsidiary for the fair market value thereof, less amounts required to be established as reserves and customary discounts pursuant to contractual agreements with entities that are not Affiliates of Mirant entered into as part of a Qualified Receivables Transaction;

(13) transfers of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction;

(14) the substantially contemporaneous sale and leaseback of an asset acquired after the date of the Indenture; provided that such sale and leaseback occurs within 365 days after the date of the acquisition of such asset by Mirant and its Restricted Subsidiaries;

(15) any contraction or reduction of outstanding trading or hedging positions outstanding on or prior to the Issue Date, of Mirant and its Subsidiaries (but specifically excluding any sale or other disposition of all or substantially all of such trading or hedging positions in a single transaction or series of related transactions);

(16) the sale or transfer of assets in connection with the formation of a Joint Venture;

(17) assets transferred in connection with any information-technology outsourcing transactions;

(18) the sale, lease, conveyance or other disposition of any Eligible Assets;

(19) disposition of assets required by a condemnation proceeding;

(20) the disposition or donation to an unaffiliated third party of an unimproved portion of any mortgaged real property that is no longer useful in the operation of such real property or in the operation of Mirant or its Restricted Subsidiaries’ businesses; and

(21) or the liquidation of the Liquidation Subsidiaries.

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

      “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a limited liability company, the Board of Managers of the limited liability company or any committee thereof duly authorized to act on behalf of such board; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

      “California Entities” means Mirant Delta, LLC, Mirant Potrero, LLC, Mirant California Investments, Inc. and Mirant California, LLC.

      “Canadian Subsidiary” means any direct or indirect Subsidiary of Mirant organized under the laws of Canada or any province thereof.

      “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

      “Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      “Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit, demand and time deposits, eurodollar time deposits, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500 million;

(4) repurchase obligations with a term of not more than one year for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and in each case maturing within one year after the date of acquisition;

(6) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof having one of the two highest ratings obtainable from Moody’s or S&P and maturing within one year from the date of acquisition thereof; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

      “Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Mirant and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to a Principal or a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of Mirant;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Mirant, measured by voting power rather than number of shares; or

(4) the first day on which a majority of the members of the Board of Directors of Mirant are not Continuing Directors.

      “Collateral” means the tangible and intangible property, assets and interests of certain of Mirant’s Subsidiaries that will be pledged to and for the benefit of the Secured Parties to secure repayment of the Secured Indebtedness, as such property, assets and interests are identified and as set forth in the Security Documents.

      “Collateral Agent” means the person appointed to act as collateral agent for the Secured Parties under the Security Documents.

      “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss (or minus any extraordinary gain) and any net loss (or minus any net gain) realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale or the sale or other disposition of Eligible Assets or any securities or the extinguishment of any Indebtedness of such Person or its Restricted Subsidiaries, to the extent that such gains or losses were utilized in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses and items (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses and items were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP (before dividends on Preferred Stock); provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) for the purposes of the covenant described above under the caption “— Restricted Payments —” only, the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles shall be excluded;

(4) income or losses attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) shall be excluded;

(5) all extraordinary gains and losses and, without duplication, non-recurring or unusual gains and losses and all restructuring charges shall be excluded;

(6) any non-cash impairment charges incurred after the Issue Date shall be excluded; and

(7) non-cash charges relating to employee benefit or other management compensation plans of Mirant or a Restricted Subsidiary (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period) to the extent that such non-cash charges are deducted in computing such Consolidated Net Income; provided, further that if Mirant or any Restricted Subsidiary makes a cash payment in respect of such non-cash charge in any period, such cash payment shall (without duplication) be deducted from the Consolidated Net Income of Mirant for such period.

      “Consolidated Net Tangible Assets” means total of all assets (including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise) appearing on a consolidated balance sheet of Mirant, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of the consolidated current liabilities of Mirant.

      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Mirant who (i) was a member of such Board of Directors on the Issue Date or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

      “Credit Agreement” means that certain Credit Agreement, among Mirant Corporation, as Borrower, the other Credit Parties referred to therein, the Lenders referred to therein and an Administrative Agent to be determined, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Subsidiaries of Mirant as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

      “Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Designated Preferred Stock” means Preferred Stock (not constituting Disqualified Stock) of Mirant (excluding any Preferred Stock issued prior to the date of the Indenture and any Preferred Stock issued in exchange or substitution therefor) that is designated as Designated Preferred Stock on or after the date of issuance thereof pursuant to an Officers’ Certificate delivered to the New Secured Notes Trustee on the designation thereof, the cash proceeds of which are excluded from the calculation set forth in clause 3(b) of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date on which the New Secured Notes mature (other than Capital Stock which, at the option of Mirant, may be repaid upon such maturity or redemption with Capital Stock which is not Disqualified Stock). Notwithstanding the preceding sentence, (a) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Mirant to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that Mirant may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments,” and (b) any Capital Stock that would constitute Disqualified Stock solely because such Capital Stock is issued pursuant to any plan for the benefit of employees of Mirant or its Subsidiaries or by any such plan to such employees and may be required to be repurchased by Mirant in order to satisfy applicable statutory or regulatory obligations shall not constitute Disqualified Stock. The amount of

Disqualified Stock shall be its mandatory maximum redemption price or liquidation preference, as applicable, plus accrued dividends.

      “Eligible Asset” means any assets designated by the Board of Directors of Mirant (or, in the case of assets with a fair market value below $25 million, the chief financial officer of Mirant) so long as the cumulative amount of Net Proceeds received by Mirant or any Restricted Subsidiary from the sale of such assets on or after the Closing Date does not exceed $600 million.

      “Energy Supply Business” means the energy supply business conducted by MAPV or any of its Subsidiaries in the Philippines.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Equity Offering” means a sale by Mirant of shares of its Capital Stock (however designated and whether voting or non-voting) (other than Disqualified Stock) and any and all rights, warrants or options to acquire such Capital Stock.

      “Exchange Notes” means any of (i) the 5.75% Convertible Senior Notes due 2007 issued by Mirant, (ii) the 7.9% Senior Notes due July 2009 issued by Mirant, (iii) the 7.2% Senior Notes due 2008 issued by MAG and (iv) the 8.3% Senior Notes due 2011 issued by MAG.

      “Existing Indebtedness” means Indebtedness of Mirant and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture.

      “Fair market value” means the value that would be paid by a willing buyer to a willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the chief financial officer of Board of Directors of Mirant (unless otherwise provided in the Indenture).

      “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, net of interest income, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations and excluding amortization of deferred financing costs; plus

(2) any interest expense on Indebtedness of another Person (other than Mirant or any of its Restricted Subsidiaries) that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(3) the product of (a) all dividends paid (whether or not in cash), on any series of Disqualified Stock or Designated Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Mirant (other than Disqualified Stock) or to Mirant or a Restricted Subsidiary of Mirant, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal in each case, on a consolidated basis and, in accordance with GAAP.

      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed

Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded.

      For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Fixed Charges associated with any Indebtedness Incurred in connection therewith, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of Mirant. The pro forma calculations may give effect to cost savings resulting from employee terminations, facilities consolidations and closings, standardization of employee benefits and compensation practices, consolidation of property, casualty and other insurance coverage and policies, standardization of sales and distribution methods, reduction in taxes other than income taxes and other cost savings reasonably expected to be realized from such acquisition, as determined in good faith by the chief financial officer of Mirant (regardless of whether such cost savings could then be reflected in pro forma financial statements under GAAP, Regulation S-X promulgated under the Securities Act or any other regulation or policy of the Securities and Exchange Commission).

      If any Indebtedness bears a floating rate of interest and is being give pro forma effect, the interest on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any agreements relating to Hedging Obligations applicable to such Indebtedness).

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

      “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange rates.

      “Indebtedness” means, without duplication with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses or trade payables), whether or not contingent, (without duplication):

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof)(other than obligations with respect to letters of credit to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following payment on the letter of credit);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property due more than six months after such property is acquired; or

(6) representing the net obligations under any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

      The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount thereof in the case of all other Indebtedness; and

(3) in respect of Indebtedness of other Persons secured by a Lien on the assets of the specified Person, the lesser of:

(a) the fair market value of such asset at such date of determination, and

(b) the amount of such Indebtedness of such other Persons.

      Intercompany Payments means payments in respect of (i) cash payments among Mirant and its Restricted Subsidiaries pursuant to capital contributions, intercompany notes and intercompany accounts payable/ receivable to fund the cash needs of such Restricted Subsidiaries, including to fund the payment of debt service, operating expenses, collateral requirements and working capital of our Restricted Subsidiaries, (ii) pursuant to that certain capital contribution agreement dated December 19th, 2000, between us and MIRMA (which we refer to as the “Contribution Agreement”), and (iii) pursuant to certain intercompany services contracts;

      “Investment Grade Rating” means BBB– or above by S&P or Baa3 by Moody’s.

      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel, relocation, payroll, entertainment and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Mirant or any Subsidiary of Mirant sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Mirant such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Mirant, Mirant shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by Mirant or any Subsidiary of Mirant of a Person that holds an Investment in a third Person shall be deemed to be an Investment by Mirant or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The outstanding amount of any Investment shall be the original cost thereof, reduced by all returns on such Investment (including dividends, interest, distributions, returns of principal and profits on sale).

      “Issue Date” means the date on which the New Secured Notes are originally issued.

      “Joint Venture” means any Person (other than a wholly-owned Subsidiary of Mirant) in which an Equity Interest is, at the time any determination is made, owned or controlled by Mirant or any of its domestic subsidiaries.

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

      “Liquidation Subsidiaries” means one or more direct or indirect Subsidiaries of Mirant that contain no more than de minimis assets, which may be liquidated from time to time.

      “MAEM” means Mirant Americas Energy Marketing, LP.

      “MAPV” means Mirant Asia-Pacific Ventures, Inc.

      “Moody’s” means Moody’s Investors Service, Inc., or any successor to the rating agency business thereof.

      “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; (b) the sale of disposition of Eligible Assets; or (c) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

      “Net Proceeds” means the aggregate cash proceeds received by Mirant or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), or the sale or disposition of any Eligible Asset, net of the direct costs relating to such Asset Sale, sale or other disposition, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, sale or other disposition and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

      “Non-Recourse Debt” means Indebtedness:

(1) as to which neither Mirant nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) (other than the pledge of the stock of an Unrestricted Subsidiary; provided that such pledge otherwise constitutes Non-Recourse Debt), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the New Secured Notes) of Mirant or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      “Permitted Business” means any business (i) which is the same, similar, ancillary or related to any of the businesses that Mirant and its Restricted Subsidiaries are engaged in on the date of the Indenture or (ii) in the energy industry.

      “Permitted Investments” means:

(1) any Investment in (including Guarantees of the Permitted Debt of) Mirant or a Restricted Subsidiary of Mirant including, without limitation, Intercompany Payments;

(2) any Investment in cash and Cash Equivalents;

(3) any Investment by Mirant or any Restricted Subsidiary of Mirant in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Mirant; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Mirant or a Restricted Subsidiary of Mirant; or

(c) such Investments total in aggregate no more than $50 million in any fiscal year.

(4) any Investment made as a result of the receipt of non-cash consideration from (x) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales” or (y) the sale or other disposition of an Eligible Asset;

(5) any Investment in Joint Ventures permitted by the Credit Agreement;

(6) any acquisition of assets (including Capital Stock) solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Mirant;

(7) investments represented by Hedging Obligations;

(8) loans and advances made to and guarantees provided for the benefit of officers and employees of Mirant and its Restricted Subsidiaries in the ordinary course of business not to exceed $5 million in the aggregate at any one time outstanding;

(9) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(10) Investments in securities of trade debtors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade debtors or customers or in compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates;

(11) obligations of one or more officers or other employees of Mirant or any of its Restricted Subsidiaries in connection with such officer’s or employee’s acquisition of shares of common stock of Mirant so long as no cash or other assets are paid by Mirant or any of its Restricted Subsidiaries to such officers or employees in connection with the acquisition of any such obligations;

(12) Investments in any of the New Secured Notes; or pari passu Indebtedness;

(13) Investments made as payments pursuant to any tax sharing agreement or to pay obligations of Subsidiaries;

(14) receivables owing to Mirant or any Restricted Subsidiary created in the ordinary course of business;

(15) the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by Mirant or a Subsidiary of Mirant in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction customary for such transactions;

(16) Investments made in the Energy Supply Business in an aggregate amount not in excess of $50 million during any fiscal year;

(17) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (17), that are at the time outstanding not to exceed an amount equal to the greater of (x) $100 million and (y) 3% of Total Assets;

      “Permitted Liens” means:

(1) Liens in existence on the date of original issue of the New Secured Notes;

(2) Liens on assets of Mirant and its Restricted Subsidiaries securing (i) Indebtedness of Mirant and its Restricted Subsidiaries permitted to be created under clause (1) or clause (18) of the definition of Permitted Debt or permitted to be refinanced under clause (5)(A) thereof, and (ii) the New Secured Notes on the date of original issue of the New Secured Notes;

(3) any Lien created or arising over any property which is acquired, constructed or created by a Person, but only if (A) such Lien secures only principal amounts (not exceeding the cost of such acquisition, construction or creation) raised for the purposes of such acquisition, construction or creation, together with any costs, expenses, interest and fees incurred in relation thereto or a guarantee given in respect thereof, (B) such Lien is created or arises on or before 90 days after the completion of such acquisition, construction or creation and (C) such Lien is confined solely to the property so acquired, constructed or created;

(4) any Lien securing amounts incurred in the ordinary course of business and not for borrowed money which are not more than 90 days overdue or otherwise being contested in good faith;

(5) (i) rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for the benefit of a Person or in connection with the issuance of letters of credit for the benefit of a Person; (ii) any Lien securing indebtedness of a Person for borrowed money incurred in connection with the financing of accounts receivable; (iii) any Lien incurred or deposits made in the ordinary course of business, including, but not limited to, (A) any mechanics’, materialmen’s, carriers’, workmen’s, vendors’ or other like Liens and (B) any Liens securing amounts in connection with workers’ compensation, unemployment insurance and other types of social security; (iv) any Lien upon specific items of inventory or other goods and proceeds of a Person securing obligations of a Person in respect of bankers’ acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods; (v) any Lien incurred or deposits made securing the performance of tenders, bids, leases, trade contracts (other than for borrowed money), statutory obligations, surety bonds, appeal bonds, government contracts, performance bonds, return-of-money bonds and other obligations of like nature incurred in the ordinary course of business; (vi) any Lien created by a Person under or in connection with or arising out of any pooling, netting and settlement agreements or arrangements, or any transactions or arrangements entered into in connection with the hedging or management of interest rate, currency, or commodity risks or risks relating to the electricity industry; (vii) any Lien constituted by a right of set off or right over a margin call account or any form of cash or cash collateral or any similar arrangement for obligations incurred in respect of the hedging or management of risks under transactions involving any currency or interest rate swap, cap or collar arrangements, forward exchange transaction, option, warrant, forward rate agreement, futures contract or other derivative instrument of any kind; (viii) any Lien arising out of title retention or like provisions in connection with the purchase of goods and equipment in the ordinary course of business; and (ix) any Lien securing reimbursement obligations under letters of credit, guaranties and other forms of credit enhancement given in connection with the purchase of goods and equipment in the ordinary course of business;

(6) Liens in favor of Mirant or any of its Restricted Subsidiaries;

(7) (i) Liens on any property or assets acquired from a corporation or other legal entity which is merged with or into a Person, or any Liens on the property or assets of any corporation or other entity existing at the time such corporation or other entity becomes a subsidiary of a Person and, in either such case, (A) is not created in anticipation of any such transaction (unless such Lien was created to secure or provide for the payment of any part of the purchase price of such corporation), and (B) does not cover any property after the time such entity is merged into, or becomes a subsidiary of, such Person which was not covered immediately prior thereto; and (ii) any Lien on any property or assets existing at the time of acquisition thereof and which (A) is not created in anticipation of such acquisition (unless and to the extent such Lien was created to secure or provide for the payment of any part of the purchase price of such property or assets) and (B) does not cover any assets other than the asset acquired;

(8) Liens required by any contract or statute in order to permit a Person to perform any contract or subcontract made by it with or at the request of a governmental entity or any department, agency or instrumentality thereof, or to secure partial, progress, advance or any other payments by a Person to such governmental unit pursuant to the provisions of any contract or statute; (ii) any Lien securing industrial revenue, development or similar bonds issued by or for the benefit of a Person, provided that such industrial revenue, development or similar bonds are nonrecourse to a Person; (iii) any Lien securing taxes or assessments or other applicable governmental charges or levies not yet delinquent or which are being contested in good faith by appropriate proceedings, or (iv) inchoate statutory Liens arising under ERISA;

(9) (i) any Lien which arises pursuant to any order of attachment, distraint or similar legal process arising in connection with court proceedings and any Lien which secures the reimbursement obligation for any bond obtained in connection with an appeal taken in any court proceeding, so long as the execution or other enforcement of such Lien arising pursuant to such legal process is effectively stayed and the claims secured thereby are being contested in good faith and, if appropriate, by appropriate legal proceedings, or any Lien in favor of a plaintiff or defendant in any action before a court or tribunal as security for costs and/or expenses; or (ii) any Lien arising by operation of law or by order of a court or tribunal or any Lien arising by an agreement of similar effect, including, without limitation, judgment Liens;

(10) Liens securing any Permitted Refinancing Indebtedness so long as the Lien securing such Permitted Refinancing Indebtedness is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or under such written arrangements could secure) the original Indebtedness; or incurred in respect of any Indebtedness secured by, or securing any refinancing, refunding, extension, renewal or replacement (in whole or in part) of any other obligation secured by, any other Permitted Liens, provided that any such new Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose could secure) the obligations to which such Liens relate;

(11) deposits or pledges in connection with bids, tenders, leases and contracts (other than contracts for the payment of money) entered into in the ordinary course of business;

(12) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligation of such Unrestricted Subsidiary;

(13) Liens securing Project Finance Indebtedness including, without limitation, Liens on the equity of the Person which owns the relevant assets or projects;

(14) Liens incurred in connection with a Qualified Receivables Transaction (which in the case of Mirant and its Restricted Subsidiaries (other than Receivables Subsidiaries) shall be limited to receivables and related assets referred to in the definition of Qualified Receivables Transaction);

(15) Liens over any property, shares and/or stock so long as the aggregate amount of Indebtedness secured by all such Liens (excluding therefrom the amount of Indebtedness secured by Liens set forth in clauses (1) through (14), inclusive, above) does not exceed 10% of the Consolidated Net Tangible Assets of Mirant and its Subsidiaries on a consolidated basis;

(16) step-in rights granted to counterparties under power purchase agreements;

(17) rights of way, legal requirements, easements, restrictions (including zoning restrictions), covenants, consents, reservations, encroachments, variations, mineral reservations and rights, leases, licenses and other similar restrictions, charges, encumbrances (whether or not recorded) on any real property asset which (A) either (i) are shown in the applicable real property records on the Issue Date or (ii) which do not detract materially from the value or marketability of the applicable real property asset subject thereto, (B) do not interfere materially with the ordinary conduct of the business of Mirant or any Restricted Subsidiary or any lessee under a lease or sublease, and (C) do not impair materially the use of, or access from and to, the applicable real property by Mirant or any Restricted Subsidiary or any lessee under a lease;

(18) financing statements (including precautionary statements) filed in connection with a capital lease not prohibited under the Indenture or an operating lease; provided that no such financing statement extends to property or assets other than those which are subject to such capital lease or such operating lease;

(19) Liens arising under Section 9.343 of the Texas Uniform Commercial Code or similar statutes of states other than Texas;

(20) rights of first refusal, options or other contractual rights or obligations to sell, assign or otherwise dispose of any property or asset or interest therein which right of first refusal, option or contractual right is in connection with any Asset Sale permitted hereunder; and

(21) Liens granted by Mirant or any Restricted Subsidiary on its rights under any insurance policy to the extent granted to the insurers under such insurance policies or any insurance premium finance company to secure the payment of the premiums and other amounts.

      “Permitted Refinancing Indebtedness” means any Indebtedness of Mirant or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Mirant or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of all fees, commissions, discounts, costs, expenses and premiums incurred in connection therewith);

(2) either (a) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (b) all scheduled payments on or in respect of such Permitted Refinancing Indebtedness (other than interest payments) shall be at least 91 days following the final scheduled maturity of the New Secured Notes; and

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the New Secured Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the New Secured Notes on terms at least as favorable to the Holders of New Secured Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, as reasonably determined by Mirant or such Restricted Subsidiary.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      “Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

      “Project Finance Indebtedness” shall mean Indebtedness of any Person (not exceeding the cost of the development, acquisition, construction or creation of the relevant asset or project) incurred in connection with the financing of any asset or project acquired after the Issue Date or any Approved Project, the repayment of which Indebtedness is to be made from the revenues arising out of, or other proceeds of such Approved Asset or asset or project, with recourse to those revenues and proceeds and assets forming the subject matter of such asset or project or Approved Project (including, without limitation, insurance, contracts and shares or other rights of ownership in the Person which owns the relevant assets or project) and other assets ancillary thereto but without substantial recourse to any other asset or otherwise to such Person; provided that substantial recourse shall not be deemed to exist by reason of normal and customary sponsor support arrangements or as the result of such Person granting a Lien on, or transferring to any other Person, the assets of an Approved Project.

      “Qualified Receivables Transaction” means any transaction or series of transactions entered into by Mirant or any of its Subsidiaries pursuant to which Mirant or any of its Subsidiaries sells, conveys or otherwise transfers to:

(1) a Receivables Subsidiary (in the case of a transfer by Mirant or any of its Subsidiaries, which transfer may be effected through Mirant or one or more Subsidiaries); and

(2) any other Person (in the case of a transfer by a Receivables Subsidiary),

or grants a security interest in, any accounts receivable, instruments, chattel paper, general intangibles and similar assets (whether now existing or arising in the future, the “Receivables”) of Mirant or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Receivables, all contracts, contract rights and all guarantees or other obligations in respect of such Receivables, proceeds of such Receivables and any other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions of such type; provided that a Receivables Subsidiary participating in a Qualified Receivables Transaction shall meet the requirements set forth in the definition of “Receivables Subsidiary.”

      “Receivables Subsidiary” means a Subsidiary of Mirant which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of Mirant (as provided below) as a Receivables Subsidiary:

(a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

(1) is guaranteed by Mirant or any Subsidiary of Mirant (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction);

(2) is recourse to or obligates Mirant or any Subsidiary of Mirant in any way other than pursuant to representations, warranties, covenants and indemnities customarily entered into in connection with a Qualified Receivables Transaction; or

(3) subjects any property or asset of Mirant or any Subsidiary of Mirant (other than accounts receivable and related assets as provided in the definition of “Qualified Receivables Transaction”), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities substantially similar to those in existence on the Issue Date or such as are customarily entered into in connection with a Qualified Receivables Transaction;

(b) with which neither Mirant nor any Subsidiary of Mirant has any material contract, agreement, arrangement or understanding (except in connection with a Qualified Receivables Transaction) other than on terms no less favorable to Mirant or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Mirant, other than as may be customary in a Qualified Receivables Transaction including for fees payable in the ordinary course of business in connection with servicing accounts receivable; and

(c) with which neither Mirant nor any Subsidiary of Mirant has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of Mirant will be evidenced to the New Secured Notes Trustee by filing with the New Secured Notes Trustee a certified copy of the resolution of the Board of Directors of Mirant giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

      “Refinancing Disqualified Stock” means any Disqualified Stock of Mirant issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace or refund other Disqualified Stock of Mirant; provided that:

(1) the amount of such Refinancing Disqualified Stock does not exceed the amount of the Disqualified Stock so extended, refinanced, renewed, replaced or refunded (plus all accrued dividends thereon and the amount of all fees, commissions, discounts, costs, expenses and premiums incurred in connection therewith); and

(2) either (a) such Refinancing Disqualified Stock by its terms, or upon the happening of any event, matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise at the option of the holder thereof, in whole or in part, on or later than the final maturity date of, or date that by its terms, or upon the happening of any event, matures, or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise at the option of the holder thereof, in whole or in part, of, the Disqualified Stock being extended, refinanced, renewed, replaced or refunded or (b) all scheduled payments on or in respect of such Refinancing Disqualified Stock (other than dividend payments) shall be at least 91 days following the final scheduled maturity of the New Secured Notes.

      “Refinancing Preferred Stock” means any Preferred Stock of Mirant issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace or refund other Preferred Stock of Mirant; provided that:

(1) the amount of such Refinancing Preferred Stock does not exceed the amount of the Preferred Stock so extended, refinanced, renewed, replaced or refunded (plus all accrued dividends thereon and the amount of all fees, commissions, discounts, costs, expenses and premiums incurred in connection therewith); and

(2) such Refinancing Preferred Stock is not Disqualified Stock.

      “Refinancing Subsidiary Preferred Stock” means any Preferred Stock of any Restricted Subsidiary of Mirant issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace or refund other Preferred Stock of such Restricted Subsidiary; provided that:

           (1) the amount of such Refinancing Subsidiary Preferred Stock does not exceed the amount of the Preferred Stock so extended, refinanced, renewed, replaced or refunded (plus all accrued dividends thereon and the amount of all fees, commissions, discounts, costs, expenses and premiums incurred in connection therewith); and

(2) such Refinancing Subsidiary Preferred Stock is not Disqualified Stock.

      “Remaining Old Notes” means those 7.4% Senior Notes due 2004 issued by Mirant and those 7.625% Senior Notes due May 2006 issued by MAG that are not exchanged for New Secured Notes pursuant to the exchange offer.

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

      “S&P” means Standard & Poor’s Ratings Group, Inc., or any successor to the rating agency business thereof.

      “Secured Indebtedness” means any Indebtedness with respect to which Liens on the Collateral have been granted pursuant to the Security Documents.

      “Secured Parties” means the Persons that from time to time shall receive the benefit of Liens on the Collateral pursuant to the Security Documents.

      “Security Documents” means those stock pledge agreements, security agreements, mortgages and similar documents (including without limitation the Security Agreement) granting the Collateral Agent, Liens on the Collateral for the benefit of the Secured Parties.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

      “Specified Junior Securities” means subordinated debt securities issued by Mirant that:

(1) are subordinated in right of payment in full to the New Secured Notes;

(2) have a final maturity date occurring at least 91 days after the final maturity date of the New Secured Notes and have a Weighted Average Life to Maturity at least 91 days longer than the Weighted Average Life to Maturity of the New Secured Notes; and

(3) are not convertible into any other securities except Equity Interests of Mirant (other than Disqualified Stock).

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

      “Total Assets” means the total consolidated assets of Mirant and its Restricted Subsidiaries as set forth on the most recent consolidated balance sheet of Mirant and its Restricted Subsidiaries.

      “Unrestricted Subsidiary” means any Subsidiary of Mirant that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with Mirant or any Restricted Subsidiary of Mirant unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Mirant or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Mirant; and

(3) is a Person with respect to which neither Mirant nor any of its Restricted Subsidiaries has any direct or indirect obligation to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.

except in the case of clause (3) or to the extent

(a) that Mirant or such Restricted Subsidiary could otherwise provide such a guarantee or incur such Indebtedness (other than as Permitted Debt) pursuant to “–Certain Covenants–Incurrence of Indebtedness and Issuance of Preferred Stock” above and

(b) the provision of such guarantee and the incurrence of such indebtedness otherwise would be permitted under “— Certain Covenants — Restricted Payments” above.

      Any designation of a Subsidiary of Mirant as an Unrestricted Subsidiary shall be evidenced to the New Secured Notes Trustee by filing with the New Secured Notes Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Mirant as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” Mirant shall be in default of such covenant. The Board of Directors of Mirant may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Mirant of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

DESCRIPTION OF THE WARRANTS

      The Warrants will be issued by Mirant and will be governed by a warrant agreement to be entered into between a warrant agent to be appointed by us (the “Warrant Agent”) and Mirant (the “Warrant Agreement”). Terms used in this description that are not defined herein will have the meanings ascribed thereto in the Warrant Agreement. In this description, the word “Company” refers only to Mirant Corporation and not to any of its subsidiaries. The following description is only a summary of the material provisions of the Warrant Agreement.

General

      Tendering holders of Exchange Offer Securities tendered and accepted for exchange in the Exchange Offers will receive a pro rata share of Warrants to purchase up to an aggregate of 19,479,048 shares of Mirant’s common stock, par value $.01 per share. Upon exercise, the shares of common stock underlying the Warrants granted to the Noteholders will equal 4% of Mirant’s outstanding common stock on a fully-diluted basis, after giving effect to the exercise of the Bank Lender’s Warrants for and conversion of the 5 3/4% Convertible Notes into shares of Mirant common stock. For every $1,000 principal amount of Exchange Offer Securities tendered, you will receive Warrants to purchase 22.47 shares of Mirant common stock. Mirant will also grant to the Bank Lenders Warrants to purchase 14,609,286 shares of Mirant common stock, representing 3% of Mirant’s outstanding common stock on a fully-diluted basis, after giving effect to the exercise of the Noteholders’ Warrants for and conversion of the 5 3/4% Convertible Notes into common stock. The number of Warrants to be issued to any holder will be rounded up to the nearest full Warrant. The Warrants will expire seven years after the Warrants are granted. The exercise price of the Warrants will equal 120% of the average closing price of Mirant common stock as quoted on the NYSE for the thirty (30) consecutive trading days ending six months from the date the Warrants are granted; provided, that the Warrants will not be exercisable for six months from the date they are granted and unless and until a registration statement relating to the common stock underlying the Warrants has been and declared by the SEC. The exercise price and the number of shares of Mirant common stock issuable upon exercise of a Warrant are both subject to adjustments as described below. The Warrants will be traded separately from the New Secured Notes.

      The Warrants may be exercised by surrendering to Mirant the certificates evidencing the Warrants to be exercised together with the accompanying form of election to purchase, properly completed and executed, and with payment of the exercise price. Payment of the exercise price by a holder may be made in the form of cash or a certified or official bank check payable to the order of Mirant. In the alternative, each Warrant holder may exercise its right to receive Warrant shares on a net basis, such that, without the exchange of funds, the holder of the Warrants may receive the number of Warrant shares otherwise issuable (or payable) upon exercise of its Warrants less that number of Warrant shares having an aggregate market price at the time of exercise equal to the aggregate exercise price that would otherwise have been paid by the holder of the Warrant shares upon such exercise. Upon surrender of the Warrant certificate and payment of the exercise price, the Warrant Agent will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of shares of Mirant common stock or other securities or property to which such holder is entitled under the Warrants and Warrant Agreement, including, without limitation, at Mirant’s option, cash payable to adjust for fractional interests in Warrant shares issuable upon such exercise in an amount equal to the current market price (as defined in the Warrant Agreement) per share of Mirant common stock, as determined on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction, computed to the nearest whole cent. If less than all of the Warrants evidenced by a Warrant certificate are to be exercised, a new Warrant certificate will be issued for the remaining number of Warrants.

      No service charge will be made for registration of transfer or exchange upon surrender of any Warrant certificate at the office of the Warrant Agent maintained for that purpose. Mirant may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant certificates.

      Until exercise, the holders of the Warrants have no right to vote on matters submitted to the stockholders of Mirant or to receive notice of meetings of stockholders or any other rights of stockholders of Mirant, including any right to receive cash dividends. The holders of the Warrants have no preemptive rights and are not entitled to share in the assets of Mirant in the event of the liquidation, dissolution or winding up of Mirant’s affairs.

Adjustments

      The number of shares of Mirant common stock that may be purchased upon the exercise of the Warrants and the exercise price will both be subject to adjustment in certain events including (i) the payment by Mirant of dividends (or other distributions) on common stock payable in shares of such common stock or other shares of Mirant capital stock, (ii) subdivisions, combinations and certain reclassifications of common stock, (iii) the issuance of common stock or of rights, options or warrants (including certain issuances of Warrants in connection with the Restructuring Transactions) entitling the holder to subscribe for shares of common stock, or of securities convertible into or exchangeable for shares of common stock, for a consideration per share which is less than current market price, except in the case of bona fide public offerings and similar transactions, (iv) the distribution to all holders of common stock of any of Mirant’s assets, debt securities or any rights or warrants to purchase securities (excluding cash dividends or other cash distributions from current or retained earnings) (v) certain pro rata repurchases of common stock at prices in excess of current market prices and (vi) at the discretion of Mirant’s Board of Directors. In addition, the exercise price will be reduced if any Warrants are issued prior to September 30, 2003 at a lower exercise price to such lower exercise price and may be reduced in the event of purchase of shares of common stock pursuant to a tender or exchange offer made by Mirant or any subsidiary thereof at a price greater than the current market price of the common stock at the time such tender or exchange offer expires.

      In the event of a taxable distribution to holders of common stock which results in an adjustment to the number of shares of common stock or other consideration for which a Warrant may be exercised, the holders of the Warrants may, in certain circumstances, be deemed to have received a distribution subject to United States Federal income tax as a dividend. See “Federal Income Tax Consequences.”

      No adjustment in the exercise price will be required unless such adjustment would require an increase or decrease of at least $0.01 or one-hundredth ( 1/100) of a share, as the case may be; provided, however, that any adjustment which is not made will be carried forward and taken into account in any subsequent adjustment.

      In the case of certain stock splits, subdivisions, reclassifications, redesignations, reorganizations or changes in the number of outstanding shares of common stock and in the case of consolidations, mergers or share exchanges of Mirant or the sale of all or substantially all of the assets of Mirant, each Warrant shall thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such transactions had the Warrants been exercised immediately prior thereto.

Amendment

      From time to time, Mirant and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including, without limitation, curing defects or inconsistencies or making any change that does not, in the good faith opinion of Mirant’s Board of Directors, have an adverse effect on the rights of any holder. Other amendments or supplements to the Warrant Agreement generally require the written consent of the holders of a majority of the then outstanding Warrants. The consent of each holder of the Warrants affected shall be required for any amendment pursuant to which the exercise price would be increased or the number of Warrant shares purchasable upon exercise of Warrants would be decreased.

Registration Rights

      The Warrants, and shares of common stock issued upon exercise of the Warrants, shall be deemed registerable securities and subject to the registration rights described below. Beginning six (6) months after the date the Warrants are granted, persons owning 25% or more of the registerable securities then outstanding may request registration with the SEC of all or part of their registerable securities. The Company shall only be required to effect one (1) such demand registration and we have the right to defer any request to register for 60 days if our Board reasonably believes such registration is detrimental to the interests of the Company.

      Holders of registerable securities issued upon exercise of the Warrants may also request that the Company file a registration statement with the SEC on Form S-3 if such form is available to the Company and if the aggregate price of the registerable securities proposed to be sold pursuant to the registration statement is greater than $500,000.

      We have also agreed that in addition to the demand registrations, if we propose to file a registration statement with the SEC for the registration of our securities, other than an offering solely to our employees pursuant to a registration statement on Form S-8, then we shall offer in writing to each holder of registerable securities the opportunity to include in such registration statement such number of registerable securities as each may request. In the event of an underwritten offering, the underwriter will have the authority to reduce the number of registerable securities included in the registration if in the opinion of the underwriter, the distribution of registerable securities concurrently with the securities being registered by us would adversely affect our distribution of such securities. We will use our commercially reasonable efforts to maintain the effectiveness of a registration statement on Form S-3 with respect to the Warrants and the underlying Mirant common stock until the earlier of the date that all of the Warrants have been exercised and the seventh anniversary following the closing of the Restructuring Transactions.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

The Out-of-Court Alternative: Restructured Credit Facilities

      These Exchange Offers are subject to Mirant’s concurrent entry into the Mirant Secured Credit Facility, MAG’s concurrent entry into the MAG Secured Credit Facility and MAEM’s concurrent entry into the MAEM Credit Facility. The Mirant Secured Credit Facility will consist of (i) the Mirant Revolving Credit Facility, (ii) the Mirant Term A Loan Facility and (iii) the Mirant Term B Loan Facility. Concurrently, MAG will enter into the MAG Secured Credit Facility with the MAG Bank Lenders which will consist of a term loan facility of up to $300 million and will refinance MAG Bank Debt. The lenders under the Mirant Term A Facility, the Mirant Liquidity Facility and the holders of the MAG Secured Credit Facility, and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time will be secured by first priority liens on the Collateral; provided that in no event will the aggregate amount of the indebtedness secured by a first lien exceed $1.1 billion. The lenders under the Mirant Revolving Facility and the Mirant Term B Facility and the holders of the MAEM Secured Guaranty, the Mirant Note Trustee, the MAG Note Trustee and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time will be secured by second priority liens on the Collateral; provided that in no event will the aggregate amount of the indebtedness secured by a second lien exceed $3.95 billion.

      Mirant hopes to restructure the Bank Debt by means of entering into the Restructured Credit Facilities, but no agreement has yet been reached with any of the Bank Lenders. While Mirant expects to continue negotiations with the Bank Lenders, no assurance can be given that any agreement will be reached with the Bank Lenders prior to July 15, 2003, in which case Mirant may seek to effect the Restructuring Transactions by means of the In-Court Alternative. For a description of the essential terms of the Restructured Credit Facilities, see Annex A — Summary of Principal Terms and Conditions of the Restructured Credit Facilities.

Warrants

      Under the Out-of-Court Alternative, upon the effective date of the Mirant Secured Credit Facility, the MAG Secured Credit Facility and the MAEM Credit Facility, Mirant expects to grant to the Bank Lenders Warrants to purchase 14,609,286 shares of Mirant’s outstanding common stock upon such effective date. The Warrants will be exercisable for seven (7) years after the closing date at an exercise price equal to 120% of the average closing price of Mirant common stock as quoted on the NYSE for thirty (30) consecutive trading days ending six (6) months after the closing of the Restructuring Transactions. For more information regarding the rights, preferences and privileges associated with the Warrants, see section captioned “Description of the Warrants.”

MAEM Credit Facility

      MAEM will enter into the MAEM Credit Facility with the MAEM Lender which will consist of a term loan facility of up to $225 million and will refinance the Commodity Prepay Facility. The MAEM Credit Facility will be unsecured. In addition, Mirant will enter into the MAEM Secured Guaranty to guarantee the obligations of MAEM under the MAEM Credit Facility. The MAEM Secured Guaranty will be guaranteed by a secured guaranty issued by the Senior Guarantors and Limited Guarantors listed on Annex E and an unsecured, subordinated guaranty issued by the Subordinated Guarantors listed on Annex E. Upon the occurrence and continuance of an event of default under the MAEM Credit Facility, the MAEM Lender shall be entitled to exercise remedies against MAEM; provided that the MAEM Lender shall not enforce the MAEM Secured Guaranty until the earliest to occur of (x) the maturity date of the MAEM Credit Facility, (y) a payment default under the MAEM Credit Facility and (z) the acceleration of the obligations under the Mirant Secured Credit Facility. The MAEM Credit Facility will mature on the fifth anniversary of the Closing Date.

The In-Court Alternative: MAEM Secured Credit Facility and Mirant Term Loan Facility

      Under the In-Court Alternative, existing Mirant Bank Lenders would be repaid pursuant to the terms of a new credit facility which we refer to as the Mirant Term Loan Facility and as generally described below. In addition, MAEM Lender would be repaid pursuant to the terms of the MAEM Credit Facility.

      In the In-Court Alternative, we will enter into a Term Loan Agreement, which we refer to as the Mirant Term Loan Facility, under which all funded amounts and drawn letters of credit under the Mirant Bank Debt, and the Turbine Facility (estimated, as of June 25, 2003, to be $2.549 billion) will be converted into an equal amount of new term loans, consisting of two tranches, both having five year terms from the effective date of the Mirant Term Loan Facility. Although the total commitments under the Mirant Bank Debt, are approximately $2,700,000,000, as of the date of this Offering Circular and Disclosure Statement, approximately $1.03 billion of such commitments relate to outstanding but undrawn letters of credit issued by one or more of the Mirant Bank Lenders under the CSFB 4-year Revolver and/or the Citibank “C” Facility and are being used to support the operations of Mirant and certain of its subsidiaries’ business. To the extent that Mirant’s reimbursement obligations to these lenders remain contingent as of the Petition Date and at any time thereafter, such claims shall not comprise Allowed Mirant Bank Claims. If and to the extent that any such contingent reimbursement obligations become fixed upon the drawing of a letter of credit, such obligations shall then become an Allowed Mirant Bank Claim. We cannot, at this time, predict the number or amount of such outstanding letters of credit that will be drawn by the counterparties thereto and, as such, cannot accurately predict the total amount of the Mirant Term Loan Facility, which may increase over time as, if and to the extent that the reimbursement obligations become fixed as a result of such outstanding letters of credit being drawn.

MAEM Secured Credit Facility

      MAEM will enter into the MAEM Credit Facility for a secured term note of up to $225 million. In addition, Mirant will enter into the MAEM Secured Guaranty to guaranty the obligations of MAEM under the MAEM Credit Facility. The MAEM Secured Guaranty will be guaranteed by a secured guaranty issued by the Senior Guarantors and Limited Guarantors listed on Annex E and an unsecured, subordinated guaranty issued by the Subordinated Guarantors listed on Annex E. Upon the occurrence and continuance of an event of default under the MAEM Credit Facility, the MAEM Lender shall be entitled to exercise remedies against MAEM; provided that the MAEM Lender shall not enforce the MAEM Secured Guaranty until the earliest to occur of (x) the maturity date of the MAEM Credit Facility, (y) a payment default under the MAEM Credit Facility and (z) the acceleration of the obligations under the Mirant Term Loan Facility. The MAEM Credit Facility will mature on the fifth anniversary of the closing date. Provisions with respect to interest rate, amortization and mandatory prepayments are described below under the caption “Loans, Interest, Prepayments.” The MAEM Secured Credit Facility will contain a payment default and a cross-default to the Mirant Term Loan Facility.

Warrants

      Under the In-Court Alternative, if the Mirant Bank Lenders vote as a class in favor of the Plan of Reorganization, Mirant expects to also grant to the Mirant Bank Lenders and the MAEM Lender on the Distribution Date of the Plan of Reorganization Warrants to purchase 14,609,286 shares of Mirant’s outstanding common stock upon such Distribution Date. The strike price for such Warrants (if granted) will be determined six months after the Distribution Date and will be equal to 120% of the average closing price of Mirant common stock as quoted on the NYSE for thirty (30) consecutive trading days ending six (6) months from the Distribution Date. The Warrants will be exercisable for a period of seven years but not until six months the date they are granted. For more information regarding the rights, preferences and privileges associated with the Warrants, please see section captioned “Description of the Warrants.”

Loans, Interest, Prepayments

Loans

      In the In-Court Alternative, we will enter into a Term Loan Agreement, which we refer to as the Mirant Term Loan Facility, under which our the Mirant Bank Debt and the Turbine Facility will be converted into up to $2,925,000,000 of new term loans, consisting of two tranches, both having five year terms from the effective date of the Mirant Term Loan Facility. Amortization of $500 million will be due on the fourth anniversary of the closing date. This amount is reduceable to the extent Mirant makes the full amount of any of the “Target Prepayments” described below under the caption “Target Prepayments” in an amount equal to 50% of the amount of such prepayments.

Voluntary and Mandatory Prepayments

      The Mirant Term Loan Facility will allow us to make voluntary prepayments of the loans on one (1) business day’s notice (for base rate loans) or five (5) business days’ notice (for LIBOR loans) in a minimum amount of $10 million or $1 million increments in excess thereof without penalty, subject to certain customary breakage cost gross-ups. In addition, we are required to prepay the loans with proceeds received from certain transactions, as follows:

•	no later than five (5) business days from receipt thereof, 100% of any net cash proceeds from certain asset sales described at (f) under “20. — Restrictions on Mergers and Sales of Assets” above the first $561,000,000 so received by us or our Restricted Subsidiaries,

•	no later than five (5) business days from receipt thereof, 100% of any net cash proceeds from a condemnation event or from insurance payments (other than from business interruption insurance), in each case in excess of $20 million, received by us or any Grantor Subsidiary (for a listing of the Grantor Subsidiaries, see Annex E) which, in the case of insurance proceeds, is not committed within 180 days of the loss event to repair or replace the insured property (such repair or restoration to be completed within 24 months thereof),

•	100% of the proceeds of certain additional permitted indebtedness described in subsections (c)(i), (c)(ii) and (k) under the caption “— Limitations on Incurrence of Indebtedness” below, within six months of receipt thereof, if such proceeds are not applied towards repayment of the Remaining Old Notes (as defined in subsection (m) under the caption “— Limitations on Incurrence of Indebtedness” below),

•	50% of the proceeds of any preferred or preference securities, common equity securities, or warrants or options for the same, in each case issued for cash proceeds only (except for the conversion of any convertible security into our ordinary common stock) so long as any convertible securities are convertible only into our ordinary common stock (we refer to securities meeting such requirements as “Junior Securities”); if such proceeds are not applied towards repayment of the Remaining Old Notes.

•	The lesser of (i) 50% of our Excess Cash Flow or (ii) the positive difference between Available Liquidity and the Minimum Liquidity Level (determined at the end of each fiscal year) within 120 days after the end of our fiscal year and

      “Available Liquidity” shall mean, for Mirant, for any fiscal year (x) cash and cash equivalents as set forth on the consolidated balance sheet of Mirant and its subsidiaries as of December 31 of such fiscal year, minus (y) the sum of (A) Restricted Cash as of December 31 of such fiscal year, (B) net cash proceeds required to be applied (but not yet applied) toward mandatory prepayments as of December 31 of such fiscal year pursuant to the first four bullets above and (C) net cash proceeds that Mirant and its subsidiaries are entitled to retain pursuant to the first, second and fourth bullets above.

      “Excess Cash Flow” shall mean, for Mirant, for the period beginning on January 1 of any applicable fiscal year, commencing January 1, 2004 and ending on December 31 of the applicable fiscal year: (x) the difference between (i) Available Liquidity for the applicable fiscal year and (ii) Available Liquidity for the prior fiscal year.

      “Restricted Cash” shall mean (i) cash and cash equivalents unavailable for distribution to Mirant or which are restricted from being so distributed due to debt service reserve requirements or applicable legal or contractual requirements; (ii) deposits made by Mirant or any of its subsidiaries to support letters of credit and deposits held by Mirant or any of its subsidiaries for the benefit of trading counterparties; and (iii) cost of repatriating funds to the United States.

      “Minimum Liquidity Level” means, as of December 31 of the fiscal years set forth below, the amount opposite such year:

2004	$800 million
2005	$600 million
2006	$600 million
2007	$500 million

      The proceeds of any mandatory prepayments described in the first two bullets above must be applied first to prepay outstanding loans under the MAG Secured Credit Facility in full, and then to prepay the loans under the Mirant Term Loan Facility and the MAEM Credit Facility. The proceeds of the latter three bullets will be applied pro rata between lenders under the MAG Secured Credit Facility, the Mirant Term Loan Facility and the MAEM Secured Credit Facility. In all mandatory prepayments applied to the loans under the Mirant Term Loan Facility, the amortizing tranche of loans will be repaid in full before payment is made on the non-amortizing tranche of loans.

Target Prepayments

      Interest on the outstanding principal of the loans under the Mirant Term Loan Facility and the MAEM Secured Credit Facility will be due quarterly in arrears. At our option and subject to certain limitations, the interest rate on the loans will be either (a) the base rate plus 3.25% or (b) LIBOR plus 4.25%. We may elect different rates for separate portions of the loans and may convert loans from one type of interest rate to another type, in each case subject to certain conditions so long as no more than ten (10) different loans of different interest types are outstanding at any time. If we do not repay at least $200 million principal amount of the loans outstanding under the Mirant Term Loan Facility and the MAEM Credit Facility whether through optional or mandatory prepayments by the second anniversary of the closing date, each of these margins will increase by 0.5%. If we do not repay at least $500,000,000 principal amount of the loans outstanding under the Mirant Term Loan Facility and the MAEM Credit Facility whether through optional or mandatory prepayments, but without including the “soft” amortization payment of $200 million made on or prior to the second anniversary of the closing date by the third anniversary of the closing date, each of these margins will increase by an additional 0.5% over the then existing margins. A penalty of 2% on top of the prevailing interest rate will be payable on the occurrence of a payment event of default.

      On the closing date, we will pay a fee of 1% of the principal amount to the lenders under the Mirant Term Loan Facility and the MAEM Credit Facility. If we do not repay at least $200 million principal amount of the loans outstanding under the Mirant Term Loan Facility and the MAEM Credit Facility whether through optional or mandatory prepayments by the second anniversary of the closing date, we are required to pay an additional fee of 25 basis points on then-outstanding principal under the Mirant Term Loan Facility and the MAEM Credit Facility. If we do not repay at least $700,000,000 of principal amount of the loans outstanding under the Mirant Term Loan Facility and the MAEM Credit Facility whether through optional or mandatory prepayments, but without including the “soft” amortization payment of $200 million made on or prior to the second anniversary of the closing date by the third anniversary of the closing date, we are required to pay an additional fee of 100 basis points on then-outstanding principal under the Mirant Term Loan Facility and the MAEM Credit Facility. We will also pay certain fees to the Administrative Agent under a separate fee letter.

Conditions Precedent

      The effectiveness of the Mirant Term Loan Facility is conditioned upon, among other things:

•	delivery of duly executed copies of all relevant agreements;

•	certified copies of our and the Guarantor Subsidiaries’ organizational documents (for a listing of the Guarantor Subsidiaries, see Annex E);

•	delivery of legal opinions;

•	perfection of certain security interests being granted;

•	payment of then-due fees and expenses of the lenders;

•	termination of the facilities which are being refinanced by the Mirant Secured Credit Facility;

•	either MAG and the required lenders under MAG’s existing credit facilities must have executed and delivered amendments to such credit facilities necessary to consummate the transactions contemplated by the Mirant Secured Credit Facility, or the obligations of MAG under MAG’s existing credit facilities must have been paid in full simultaneously with the closing of the Mirant Term Loan Facility and the commitments of the lenders thereunder must have terminated simultaneously therewith;

•	confirmation by the bankruptcy court of the Plan of Reorganization; and

•	the issuance of warrants as contemplated by the Warrant Agreement for more information regarding the rights, preferences and privileges associated with the Warrants, see section captioned “Description of Warrants”.

Representations and Warranties

      We and each of our Guarantor Subsidiaries will make customary representations regarding, among other things, our or their organization, due authorization of executed documents, no pending litigation (other than as disclosed in our public filings), financial statements, and compliance with applicable laws.

Covenants

      We will be subject to the following covenants contained in the Mirant Term Loan Facility:

1. Financial Statements and Other Information

We will furnish or cause to be furnished to the Administrative Agent and each lender under the Mirant Term Loan Facility:

(a) No later than 120 days from the end of each fiscal year: (i) our audited consolidated balance sheet and the related audited consolidated statements of operations or income, stockholders’ equity, income and cash flows for us and our consolidated subsidiaries and the corresponding figures at the end of, and for, the preceding fiscal year, accompanied by a report and opinion of an independent public accountant confirming such accounts have been prepared in accordance with GAAP; and (ii) a comparison of our actual performance and that of our consolidated subsidiaries for such fiscal year to the corresponding figures for the prior fiscal year and to the projected performance for such fiscal year as per the business plan previously delivered to the lenders, together with an explanation of any material variances;

(b) No later than sixty days after the end of each of the first three fiscal quarters of any fiscal year (or 90 days with respect to 2003 quarterly financial statements): (i) our unaudited consolidated balance sheet and the related unaudited consolidated statement of operations and cash flows for such fiscal quarter, and for the portion of the fiscal year ended as at the end of such fiscal quarter (other than with respect to the consolidated statement of cash flows), for us and our consolidated subsidiaries and the corresponding figures for the corresponding periods in the preceding fiscal year, together with a certificate signed by a financial officer to the effect that such financial statements reflect all adjustments necessary to present fairly in all material respects our financial position and that of our consolidated subsidiaries at the end of the fiscal quarter and the results of operations for the fiscal quarter then ended in conformity with GAAP consistently applied, subject to the absence of footnotes and (ii) a comparison of our actual performance and that of our consolidated subsidiaries for such fiscal quarter and for the portion of the fiscal year then ended to the projected performance for such fiscal quarter and for such portion of the year, respectively, as per the business plan previously delivered to the lenders, together with an explanation of any material variances;

(c) Within 120 days of the end of each fiscal year and 60 days from the end of each of our first three fiscal quarters (or 90 days with respect to 2003 quarterly financial statements), a certificate of a financial officer (i) stating whether or not such officer has knowledge of any condition or event which would constitute a default or event of default (as described in the section captioned “Events of Default” below) and, if so, specifying in reasonable detail each such condition, the nature thereof and what action has or is being taken or is proposed with respect thereto; (ii) setting forth calculations of our interest coverage ratio, leverage ratio, and capital expenditures for the periods covered thereby; (iii) at the end of our fiscal year, attaching a certificate setting forth the calculation of Excess Cash Flow, and (iv) stating whether any change in GAAP or the application thereof has occurred since the date of our most recent audited financial statements previously delivered, and specifying the effect of such change on our financial statements;

(d) [reserved]

(e) copies of any management letters submitted by our independent public accountants to management in connection with their annual audit, together with copies of all written responses from management;

(f) copies (without duplication of any other required deliverables) of all financial statements, reports and other material written communications delivered under the Mirant Exit Facility;

(g) a report on some of our trading activities within sixty days after the end of each fiscal quarter;

(h) copies of mailings to our shareholders of financial statements, reports, proxy statements and other material written communications;

(i) Notices of any “reported events” under ERISA for us or any of our affiliates;

(j) No later than five business days after receipt thereof, any material notice from any insurance company or agent relating to any loss by us or any Guarantor Subsidiary of $20,000,000 or more in a single or related occurrence, along with copies of such notices and/or correspondence;

(k) From time to time, additional information regarding (i) our or the Guarantor Subsidiaries’ financial condition, (ii) compliance with the terms of the Mirant Term Loan Facility or related documents or (iii) any of the collateral (including real property) securing the Mirant Term Loan Facility, as the Administrative Agent may reasonably request; and

(l) Within fifteen (15) days after the business plan for Mirant and our consolidated subsidiaries is approved by our Board of Directors, an updated version of such business plan, showing the projections and forecasts of the financial condition and operations for each fiscal quarter of the immediately succeeding fiscal year and for each annual period for the succeeding four fiscal years.

2. Existence; Compliance with Laws. Except in connection with a permitted merger, consolidation or the sale of all or our properties or assets on the terms described under the caption “ – Merger, Sale of Assets, Etc.” below, we will, and will cause each of our subsidiaries to (i) preserve and keep in full force and effect our, or such subsidiaries’, existence, licenses, permits, authorizations, rights of way and the like unless failure to do so could not reasonably result in a material adverse effect; and (ii) to comply with applicable statutes, ordinances and laws, unless failure to do so could not reasonably be expected to result in a material adverse effect.

3. Maintenance of Properties. We will, and will cause each of the Guarantor Subsidiaries to, keep and maintain tangible property in good repair, working order, and condition in accordance with prudent industry practices and make all necessary and proper repairs, renewals, replacements, additions and improvements to such tangible property, comply with the provisions of all laws, leases and other agreements to which we or such subsidiaries are party so as to prevent any loss or forfeiture of such property or property interests, unless failure to do so could not reasonably expected to result in a material adverse effect.

4. Notice of Material Events. Promptly after we, or any of the Guarantor Subsidiaries, obtain knowledge of (i) any default or event of default under the Mirant Term Loan Facility; (ii) any material adverse effect or any action, event, development, condition or circumstance which would reasonably be expected to have a material adverse effect; (iii) any other event which would reasonably be expected to decrease materially the value of the collateral securing the Mirant Term Loan Facility or the real property encumbered by the Security Agreement (see the section of this Offering Circular and Disclosure Statement captioned “Description of the Collateral and Intercreditor Arrangement — Security Agreement” for a description of the Security Agreement), taken as a whole; (iv) any person’s giving any notice or taking any other action to enforce remedies with respect to a claimed default due to non-payment of debts or entry of judgments as described in the section of this Offering Circular and Disclosure Statement captioned “Events of Default,” or (v) the fact that any material portion of the collateral (including real estate) securing the Mirant Term Loan Facility or encumbered by the Security Agreement is damaged or destroyed or subject to condemnation.

5. Insurance. We will, and will cause each of the Guarantor Subsidiaries to, keep assets which are of an insurable character insured as is customary for companies similar to us or them. All such insurance will to the extent such provisions can be obtained in the commercial insurance market on commercially reasonable terms (i) contain a lender’s loss payable endorsement in favor of the collateral agent and a severability of interest clause, (ii) provide that no cancellation, material reduction in amount or material change in coverage thereof, will be effective without thirty days’ written notice to the administrative agent and collateral agent, (iii) name the collateral agent as loss payee, with the right, if an event of default has occurred and is then continuing, to adjust losses and claims with respect to such property, as an additional insured, (iv) state that none of the secured parties will be responsible for premiums, commissions, assessments or advances and (v) contain a waiver of set off or subrogation against the secured parties. Upon the request of the administrative agent or the collateral agent, we will provide a schedule of all insurance maintained by us and each of the Guarantor Subsidiaries and we will furnish copies of the relevant policies or certificates to the collateral agent.

6. Books and Records. We will, and will cause each of our subsidiaries to, maintain at all times, in accordance with GAAP, true and complete books and records of our or their financial operations. Access to our and any Significant Subsidiary’s books and records and relevant property or assets will be provided to the administrative agent upon reasonable notice. Significant Subsidiary is defined to mean each of the Grantor Subsidiaries, and any other subsidiary that owns (on an unconsolidated basis) in excess of 5% of the book value of our and our consolidated subsidiaries’ consolidated assets. We will permit the administrative agent to discuss our or our Significant Subsidiaries’ affairs, finances and accounts with our officers and independent accountants, for the purpose of verifying any reports or documents related to the Mirant Term Loan Facility, or for otherwise ascertaining compliance with the Mirant Term Loan Facility.

7. Observance of Agreements. We will, and will cause each of our subsidiaries (other than the California Subsidiaries, as defined under clause 8 below) to, duly observe and perform all the terms and conditions of any agreement to which we or they are a party in a manner consistent with prudent business judgment, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to have a material adverse effect.

8. Taxes and Charges. We will, and will cause each of our subsidiaries to, duly and timely pay all taxes and other governmental charges or claims for labor, materials, or supplies which if unpaid would become a lien upon any of our property or that of any of the Guarantor Subsidiaries (other than permitted liens);

provided, however, that any such tax, or governmental charge or claim for labor, materials or supplies need not be paid if the validity or amount thereof is being contested in good faith by appropriate proceedings, such contest effectively suspends collection of the contested obligation and the enforcement of any lien securing such obligation, and the failure to make payment pending such contest could not reasonably be expected to result in a material adverse effect; and provided, further, that such party will pay all such taxes or other governmental charges or claims for labor, materials or supplies upon the commencement, or during the pendency, of any unstayed or effectively enjoined proceedings to foreclose or enforce any lien which may have attached as security. This covenant will not apply to our California Subsidiaries.

“California Subsidiaries” means Mirant Delta, LLC, Mirant Potrero, LLC, Mirant California Investments, Inc. and Mirant California, LLC.

9. Further Assurances; Security Interests. We will, and will cause our Guarantor Subsidiaries to, upon the request of the Administrative Agent and at our expense, take any such further action as may be reasonably necessary or reasonably requested by the Administrative Agent to carry out the provisions and purposes of the Mirant Term Loan Facility and associated documents.

10. Environmental Laws. We will promptly notify the Administrative Agent upon obtaining notice to us or to any of our Guarantor Subsidiaries of any environmental violation or potential violation, which could reasonably be expected to have a material adverse effect. We and our Restricted Subsidiaries (defined herein) will conduct and complete all investigations and all remedial, removal and other actions required under all applicable environmental laws, except where failure to do so would not have a material adverse effect, and we will indemnify and hold harmless the administrative agent and the lenders under the Mirant Term Loan Facility from and against any liability, expense and cost, arising out of or relating to any environmental liabilities or costs associated with the same.

11. Subsidiaries. Subject to certain exceptions, if any subsidiary is acquired by us or by any of our Guarantor Subsidiaries after the closing date of the Mirant Term Loan Facility, which subsidiary has assets with a book value in excess of $10,000,000 at any time, we will notify the administrative agent and deliver to the Collateral Agent (for any such entity that is not a Foreign Subsidiary) an instrument of assumption and joinder of such entity to the Mirant Term Loan Facility; UCC-1 financing statements; organizational documents with respect to such subsidiary; legal opinions; appropriate mortgages or other security documents as may be reasonably requested by the Collateral Agent; and, if applicable, certificates or instruments representing 100% of the equity in such subsidiary together with an undated stock power executed in blank. For any such Foreign Subsidiary acquired that is a direct subsidiary of us or any of our Guarantor Subsidiaries, we will arrange for the pledge by us or our subsidiary (as applicable) of the equity of such Foreign Subsidiary; provided that no more than 65% of the total outstanding equity of such Foreign Subsidiary shall be required to be so pledged. “Foreign Subsidiary” shall mean any (a) subsidiary that is organized under the laws of a jurisdiction other than the United States of America or any State thereof or the District of Columbia or (b) any Subsidiary that is organized under the laws of the United States of America or any State thereof or the District of Columbia and whose assets (other than Equity Interests of one or more subsidiaries that are Foreign Subsidiaries within the meaning of clause (a) of this definition) constitute a de minimis amount of such subsidiary’s assets.

12. Real Property. Subject to certain exceptions, if after the closing date of the Mirant Term Loan Facility, we or any of our Guarantor Subsidiaries acquire any real property having a fair market value of $10,000,000 or more, we or such subsidiary will, unless the property is subject to a prior lien, cannot be attached, or can be attached only with restrictions, (i) promptly after such acquisition provide notice to the administrative agent and the collateral agent, providing sufficient detail for the filing of a mortgage thereon, a description of such property and an appraisal or good faith estimate of the current fair market value of such property and (ii) promptly deliver to the collateral agent a mortgage for the benefit of the secured parties and such other relevant documents as the administrative agent and collateral agent may reasonably request.

13. Use of Proceeds. No portion of the proceeds of the Mirant Term Loan Facility may be used by us or any subsidiary for the purpose of buying or carrying any “margin stock,” as defined by Regulation U of the Board of Governors of the Federal Reserve System of the United States of America.

14. Deposit Accounts; Securities Accounts. All cash, marketable securities or repurchase obligations thereof, deposit accounts, time deposits, commercial paper, investments in money market funds, and similar cash equivalents must be maintained in one or more deposit accounts or security accounts (as defined in the UCC) as described in the Security Agreement, now or hereafter held by us or any our Guarantor Subsidiaries, subject to certain ordinary course, de minimis exceptions.

15. Margin Accounts. All customer margin accounts will be segregated from our and our Guarantor Subsidiaries’ other funds and accounts.

16. Limitations on Incurrence of Indebtedness. We will not create, incur, assume or permit to exist, or permit any of our subsidiaries (other than the excluded subsidiaries listed on Annex E hereto), who we refer to as our “Restricted Subsidiaries” to create, incur, assume or permit to exist, any indebtedness other than the following (which we refer to as Permitted Indebtedness):

(a) Indebtedness under (i) the Mirant Term Loan Facility, the MAEM Credit Facility, the MAEM Secured Guaranty, the MAG Secured Credit Facility, and the Mirant Exit Facility and (ii) the New Secured Notes and the New MAG Notes;

(b) Indebtedness existing on, or required to be incurred pursuant to any contractual obligation existing on, the date the Mirant Term Loan Facility is signed;

(c) Indebtedness

(i) incurred by us to refinance any of the debt under the Mirant Term Loan Facility; or

(ii) issued by us or any Guarantor Subsidiary which consists of subordinated debt (where the subordination provisions are at least as favorable to the lenders under the Mirant Term Loan Facility as those provisions appended to the Mirant Term Loan Facility, or are otherwise satisfactory to the Administrative Agent);

provided that the terms of any of the foregoing debt (including, in the case of refinancing indebtedness, any security therefor) require (for (c)(ii) only) no principal amortization prior to the Mirant Term Loan Facility’s maturity date, and with respect to (c)(i) only provide for an amortization schedule equivalent to that provided under the Mirant Term Loan Facility, and, in both cases, provide for a final maturity no earlier than ninety (90) days after, the Mirant Term Loan Facility’s maturity date; will specify an interest rate no greater than the then applicable market rate for debt with comparable terms; will require that the net cash proceeds of such debt are applied in the manner described in the section titled “Loans, Interest, Prepayments” above; and with respect only to subsection (i) of this paragraph, will provide that we are the direct obligor for such debt;

(d) debt incurred by us or our Restricted Subsidiaries with respect to capital leases and other purchase money indebtedness to the extent permitted as described in subsection (e) below under the caption “Restrictions on Liens”;

(e) non-recourse project finance debt;

(f) Intercompany Payments (as defined below) constituting indebtedness;

(g) debt owing by us or any of our Guarantor Subsidiaries to either us or any other of our Guarantor Subsidiaries (other than Intercompany Payments constituting debt); debt owing from any Restricted Subsidiary that is not a Guarantor Subsidiary to another Restricted Subsidiary that is not a Guarantor Subsidiary, and debt owing from one of us or our Guarantor Subsidiaries to any Restricted Subsidiary that is not a Guarantor Subsidiary so long as this last category of debt is subordinated on terms set forth in a schedule to the Mirant Term Loan Facility;

(h) debt incurred by us or any of our Restricted Subsidiaries in connection with hedging agreements;

(i) debt of a person which becomes a subsidiary of us or one of our Restricted Subsidiaries after the signing date of the Mirant Term Loan Facility; provided that such debt existed at the time the person became a subsidiary rather than in anticipation of its acquisition; no default or event of default has occurred and is continuing immediately after giving effect to the acquisition; and such debt is non-recourse to us or any of our other Restricted Subsidiaries (other than such person and its subsidiaries to the extent such debt was recourse to such person at the time it became a subsidiary);

(j) debt secured by a pre-existing lien on any asset we or any of our Restricted Subsidiaries acquire; provided that such debt existed at the time the relevant asset was acquired rather than in anticipation of its acquisition; is recourse only to the specific asset acquired and is otherwise non-recourse to us or any Restricted Subsidiary, and no default or event of default has occurred and is continuing immediately after giving effect to the acquisition;

(k) refinancings or renewals of permitted debt (other than debt permitted under clause (a)(i), (m) and (n)); provided that the refinancing of debt permitted by the exceptions described in paragraphs (a)(i), (b), (c)(i), (e), (i), (j) or (l) above must be either in an amount equal to or less than the debt being refinanced or renewed, or the excess amount must be applied as a prepayment in accordance with the requirements described above in the section titled “Loans, Interest, Prepayments” above; and must have a final maturity date no earlier than the earlier of (A) ninety (90) days after the maturity date of the Mirant Term Loan Facility or the scheduled maturity date of the debt being so refinanced or renewed (and requiring no principal amortization prior to such date);

(l) (i) working capital debt of any of our Canadian subsidiaries at any time outstanding up to Cdn $50,000,000, and (ii) debt incurred by Mirant Asia-Pacific Ventures, Inc. (“MAPV”) or any of its subsidiaries for general corporate purposes not to exceed $200 million at any time outstanding;

(m) refinancing indebtedness replacing, refunding or extending any Senior Notes, Convertible Debentures, or 7.625% Senior Notes (“Remaining Old Notes”) which are not exchanged for New Secured Notes or New MAG Notes (as the case may be, “New Notes”) pursuant to the Senior Notes Exchange Offer, the Convertible Debentures Exchange Offer or the MAG Exchange Offer (each such term as defined in the section captioned “Description of Certain Other Indebtedness — Debt Securities”, below); provided that principal and interest of such new debt will not exceed the Remaining Old Notes so refinanced; the obligor thereunder remains the same; such debt matures after the maturity date under the Mirant Term Loan Facility; the material terms taken as a whole of any instrument executed in connection with the refinancing are materially no more favorable to the lenders thereunder than the terms of any agreement or instrument governing the New Notes, and the applicable interest rate does not exceed the then applicable market interest rate for debt having similar terms;

(n) indebtedness issued in exchange for our 5.75% Convertible Senior Notes due 2007 or our 7.9% Notes due July 2009, or the 7.2% Senior Notes due 2008 or the 8.3% Senior Notes due 2011 issued by MAG (for a description of each of the foregoing, see the section of this Offering Circular and Disclosure Statement captioned “Description of Certain Other Indebtedness — Debt Securities”), which we will refer to as the “Exchange Notes”; provided that the aggregate principal amount of such new debt on the date of the exchange does not exceed the aggregate principal amount of the Exchange Notes so refinanced; such new debt matures no earlier than ninety (90) days after the maturity date of the Mirant Term Loan Facility; any dividend restrictions of such new debt are not more restrictive than the terms of this Mirant Term Loan Facility; the replacement debt creditors are the same parties as the existing Exchange Note lenders on the date of the exchange; and the annual interest payable in cash during any calendar year ending on or prior to December 31, 2008 will not be greater than the then applicable market rate of interest for debt having similar terms;

(o) letters of credit, surety bonds, guaranties, and performance bonds supporting obligations of our subsidiaries, in each case in the ordinary course of business;

(p) in addition to the debt permitted by other paragraphs above, indebtedness in an aggregate outstanding principal amount for us and our Restricted Subsidiaries will not exceed $50,000,000.

17. Restrictions on Liens. We will not, and will not permit any Restricted Subsidiary to, create or have outstanding any lien on or over our or their assets, except for the following, which we refer to as permitted liens:

(a) pledges and deposits to secure the payment of worker’s compensation, unemployment insurance, social security benefits or obligations under similar laws, or to secure the payment or performance of statutory or public obligations (including environmental, municipal and public utility commission obligations and requirements), reimbursement or indemnity obligations arising out of surety, appeal, performance, completion or other similar bonds, and other obligations of a like nature incurred in the ordinary course of business;

(b) Liens for the benefit of carriers, warehousemen, suppliers of materials and equipment, mechanics and repairmen and other liens imposed by applicable law, securing obligations which are either no more than ninety (90) days past due or are being contested in good faith (provided the relevant person remains in compliance with the covenant regarding payment of taxes described above under the caption “— Covenants; — Taxes and Charges”;

(c) the liens of the Collateral Agent for the benefit of the Secured Parties pursuant to the Security Documents;

(d) liens existing on the closing date of the Mirant Term Loan Facility or required to be incurred pursuant to debt documents in existence on the closing date;

(e) liens limited to the particular assets being acquired or leased if the debt so secured does not exceed the cost of the relevant asset(s);

(f) liens arising out of or in connection with any judgment (i) to the extent no event of default results therefrom, any litigation being timely appealed in good faith, and provided that any related right to levy, seizure, attachment, sequestration, foreclosure or garnishment of any of our or our Restricted Subsidiaries’ property and assets has been and continues to be enjoined or effectively stayed;

(g) liens for taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith by appropriate proceedings, provided the lien does not cause a violation of the covenant regarding taxes generally (described above under the caption “— Covenants; — Taxes and Charges”);

(h) financing statements (including precautionary statements) filed in connection with an operating lease or a capital lease that is not otherwise prohibited, provided that the financing statement does not extend to any property or assets other than the property subject to such capital or operating lease;

(i) rights of way, easements, restrictions (including zoning restrictions), covenants, consents, reservations, encroachments, variations, mineral reservations and rights, leases, licenses and other similar restrictions (whether or not recorded) on any real property asset which either are shown in the applicable real property records on the closing date or which do not detract materially from the value or marketability of the applicable real property asset, provided such lien does not interfere materially with the ordinary conduct of our or our Restricted Subsidiaries’ business, or that of any lessee under a lease or sublease, and such lien does not impair materially the use of, or access from and to, the applicable real property;

(j) liens on the property or assets of a person which becomes a subsidiary of one of our Restricted Subsidiaries after the closing date securing debt permitted as described in section 16(i)

above; provided, that (i) such lien existed at the time such person became a subsidiary and was not created in anticipation of the acquisition of such person; (ii) any such lien does not cover any property after the time such person becomes a subsidiary which was not covered immediately prior thereto; and (iii) any such lien does not secure any debt other than debt existing immediately prior to such subsidiary’s acquisition;

(k) preexisting liens on an asset we or our restricted subsidiaries acquire, provided the lien was not created in anticipation of the acquisition of such asset, the lien does not cover any assets other than the asset acquired, and does not secure any debt other than debt permitted pursuant to the covenant described at Section 16(j) above;

(l) statutory or common law liens such as banker’s liens, rights of setoff or similar rights, or ordinary course contractual rights of setoff or netting arrangements and similar rights with respect to deposit accounts, commodity accounts or securities accounts;

(m) liens running in favor of us or the Guarantor Subsidiaries;

(n) ordinary course liens (i) on cash and short-term investments deposited in margin accounts with or on behalf of futures contract brokers or paid over to other counterparties, or as collateral to a contract counterparty or issuer of surety bonds, to secure our or our Restricted Subsidiaries’ obligations with respect to commercial and trading contracts, for the purchase, transmission, distribution, sale, lease or hedge of energy-related commodities or services, or interest rate, commodity price, or currency rate management contracts or derivatives, or (ii) on assets other than accounts or receivables but arising out of contracts relating to the generation, distribution or transmission of energy; in each case only if such liens relate to contracts which themselves were entered into in the ordinary course;

(o) liens incurred to secure obligations and owed to customers or trading or hedging counterparties in the ordinary course of our or our subsidiaries’ trading business;

(p) liens incurred in the ordinary course securing our or our Restricted Subsidiaries’ obligations to commercial trading counterparties under contracts with such persons that are subject to netting agreements (provided such liens do not secure obligations which are past due);

(q) inchoate statutory liens arising under ERISA;

(r) liens arising under Section 9.343 of the Texas Uniform Commercial Code or similar statutes of states other than Texas;

(s) rights of first refusal, options or other contractual rights or obligations to dispose of property or assets, which rights or options relate to asset dispositions otherwise permitted by the Mirant Term Loan Facility;

(t) liens securing indebtedness permitted under the exceptions described at (c)(i), (e), (h), (l), (m), or (q) under the heading “— Limitations on Incurrence of Indebtedness” above, or any refinancing of such debt permitted as described in (k) thereof (which liens, if granted in relation to project finance debt, shall also be permitted to extend to the capital stock of the entity that owns the relevant assets or project);

(u) certain liens or security interests to be granted in respect of specific assets listed on a schedule to the Mirant Term Loan Facility, and liens which do not secure debt but do encumber our or our subsidiaries’ assets and which are permitted under certain specified contracts;

(v) liens on insurance policies granted by us or our Restricted Subsidiaries to the relevant insurers or any insurance premium finance company to secure the payment of premiums and other related amounts;

(w) any other liens on our or our Restricted Subsidiaries’ assets so long as the aggregate amount secured by all such liens under this exception does not at any time exceed $50,000,000; and

(x) Step-in rights granted to permitted off-takers.

18. Permitted Investments. We agree that we will not, and will not allow any Restricted Subsidiary to, make any investments other than:

(a) investments existing on the closing date of the Mirant Term Loan Facility or required to be incurred pursuant to any contractual obligation in existence on such closing date;

(b) cash and cash equivalents;

(c) loans and advances made to our or our Restricted Subsidiaries’ directors, officers and employees in the ordinary course of business made after closing date and not to exceed at any time $5,000,000 in the aggregate;

(d) investments in joint ventures permitted as described in section 27 below;

(e) investments made by us or our Guarantor Subsidiaries in (A) us or any of our other Guarantor Subsidiaries or; (B) in any Restricted Subsidiaries who are not Guarantor Subsidiaries in an aggregate amount not to exceed $50,000,000 in any fiscal year; (ii) investments made by any Restricted Subsidiaries who are not Guarantor Subsidiaries in any other Restricted Subsidiaries who are not Guarantor Subsidiaries; or (iii) investments made by any Restricted Subsidiaries who are not Guarantor Subsidiaries in either us or any Guarantor Subsidiary; provided that such investments are subordinated on terms set forth in a schedule to the Mirant Term Loan Facility;

(f) intercompany payments in respect of (i) cash payments among us and our Restricted Subsidiaries pursuant to capital contributions, intercompany notes and intercompany accounts payable/ receivable to fund the cash needs of such Restricted Subsidiaries, including to fund the payment of debt service, operating expenses, collateral requirements and working capital of our Restricted Subsidiaries, (ii) pursuant to that certain capital contribution agreement dated December 19th, 2000, between us and MIRMA (which we refer to as the “Contribution Agreement”), and (iii) pursuant to certain intercompany services contracts (collectively, “Intercompany Payments”);

(g) restricted payments permitted as described below under the caption “— Restrictions on Dividends and Other Distributions”

(h) investments received in the ordinary course in connection with the bankruptcy or reorganization of, or in settlement of delinquent accounts or disputes with, customers, suppliers or co-investors,

(i) hedging agreements permitted as described in subsection (h) above under the caption “— Restrictions on Indebtedness”;

(j) investments obtained by virtue of receipt of non-cash consideration from an asset disposition otherwise permitted under the Mirant Term Loan Facility;

(k) guaranties constituting indebtedness permitted under the covenants described above under the caption “— Restrictions on Indebtedness”;

(l) investments made with the proceeds of excess cash flow or equity issuances not required to be mandatorily prepaid as described above under the last two bulleted item under the caption
“— Loans, Interest, Prepayments” above, if such proceeds invested exceed $10,000,000 and the investment is directly or indirectly pledged to the Collateral Agent;

(m) investments made as payments under tax sharing agreements or to pay tax obligations of our subsidiaries;

(n) reinvestment of funds or property generated by operations and reinvested in the generating party or its parent or subsidiaries, provided the proceeds of such investment are used to fund the operation, maintenance or working capital requirements necessary for the business of such party;

(o) capital expenditures permitted as described in the section captioned “— Capital Expenditures” below (including with respect to any capital expenditures required by emergency situations, changes in law, and other expenses excluded from the definition of “Capital Expenditures”);

(p) surety bonds, guaranties, letters of credit and performance bonds issued to support our or our Restricted Subsidiaries’ operations and business, or the direct unsecured credit support or credit enhancement of, or the provision of collateral to support, the obligations of such persons; provided, that the obligations of such person supported by such investment is owed to unaffiliated third parties only and does not support any debt of such person;

(q) investments by any Restricted Subsidiary constituting subordinated intercompany debt;

(r) investments in inventory and other goods in the ordinary course of business;

(s) investments made in the energy supply business of our subsidiary MAPV or its subsidiaries not to exceed an aggregate for such entities of $25 million in any fiscal year, and

(t) additional investments not included in the categories described above but not exceeding an aggregate for us and all Restricted Subsidiaries of $50,000,000 during any fiscal year.

19. Restrictions on Dividends and other Distributions. We will not, and will not permit any of our Restricted Subsidiaries to, pay, declare or make any dividend or other distribution except:

(a) the declaration and payment of dividends and/or distributions by any Restricted Subsidiary pro rata to the holder of its common equity interests;

(b) declaration and payment of stock splits or dividends payable solely in the common stock of us or a Restricted Subsidiaries;

(c) cash dividends and distributions on our or our Restricted Subsidiaries’ preferred stock or trust preferred securities;

(d) Intercompany Payments;

(e) payments (in securities or other non-cash property) in exchange of shares (including through the repurchase of securities) in connection with any rights offering, and payments for the redemption of fractional shares in connection with any rights offering;

(f) dividends or distributions (including through the repurchase of securities) (i) in connection with severance arrangements and stock option and other employee benefit plans in effect from time to time; and

(g) payments of regularly scheduled interest on (i) any subordinated debt (including subordinated intercompany indebtedness) and (ii) the Trust Preferred Securities described below under the caption “— Debt Securities”.

(h) the purchase by Mirant of fractional shares upon conversion of any convertible debt securities of Mirant into equity interests of Mirant; and

(i) the repurchase by Mirant of shares pursuant to an “odd-lot” repurchase program.

20. Restrictions on Mergers and Sale of Assets. We agree that we will not, and will not permit our Restricted Subsidiaries to, wind up, liquidate or dissolve; merge or consolidate with any person, or permit certain Asset Sales (including any capital stock of any subsidiary), or agree to do or suffer any of the foregoing, except for:

(a) the merger of any Restricted Subsidiary that is not a Guarantor Subsidiary into us or any of our Guarantor Subsidiaries; provided (i) such merging party is solvent at the time of such merger and (ii) after such merger, no default or event of default exists;

(b) the merger or transfer of assets among any Restricted Subsidiaries who are not Guarantor Subsidiaries into another Restricted Subsidiary who is not a Guarantor Subsidiary;

(c) the transfer by any Restricted Subsidiaries who are not Guarantor Subsidiaries of all of its assets to us or a Guarantor Subsidiary; provided that after such transaction, no default or event of default exists;

(d) the liquidation of any specified Restricted Subsidiary listed on a schedule to the Mirant Term Loan Facility;

(e) transfers of assets or mergers between us or any Guarantor Subsidiary to us or any Guarantor Subsidiary;

(f) Asset Sales (including sales of certain eligible assets described on Part I of Annex F) by us or our Guarantor Subsidiaries for no less than fair market value and for consideration paid at least ninety (90%) percent in cash (except those assets described on Part II of Annex H which indicate they may be sold for partially non-cash consideration). For purposes of determining what percent of the purchase price is payable in cash, any liabilities assumed or retained by the seller or its subsidiaries will be deducted from the cash consideration payable by the purchaser, and all liabilities assumed or retained by the purchaser will be treated as cash consideration paid by the purchaser. In addition, reasonable reserves for indemnity obligations, and purchase price adjustments funded in cash or held back by the purchaser, will constitute consideration paid in cash upon the consummation of such sale; and

(g) dispositions of assets for fair market value by any Restricted Subsidiary who is not a Guarantor Subsidiary to any third parties;

      “Asset Sale” shall mean any sale, assignment, conveyance or other disposition of all or any part of our business or assets or the business or assets of Guarantor Subsidiaries, other than (i) any such sale, assignment, conveyance or other disposition of assets to customers or suppliers in the ordinary course of business, (ii) any such sale, assignment, conveyance or other disposition resulting from a condemnation event, (iii) leasing or subleasing of such assets or licensing or sub-licensing agreements entered into in the ordinary course of business, (iv) the granting of liens, as described under the caption “— Restrictions on Liens” above, (v) the sale, assignment, conveyance or other disposition of any of all or any part of such assets to the extent that such sale constitutes an investment described under the captions “— Permitted Investments” and “— Restrictions on Dividends and other Distributions” above, (vi) the transfer of such assets to a joint venture permitted under the caption “— Joint Ventures, Partnerships” below, (vii) any such sale, assignment, conveyance or other disposition that yields aggregate cash proceeds of $10,000,000 or less, on a cumulative basis, during any fiscal year, (ix) any contraction or reduction of outstanding trading or hedging positions (other than sales of substantially all such trading or hedging positions in one or more related transactions), (x) assets transferred in connection with any information technology outsourcing transactions, and (xi) ordinary course dispositions of assets (other than the mortgaged real property assets) if such assets are obsolete or no longer useful in the operation of our or our Restricted Subsidiaries’ businesses; or (in the case of an unimproved portion of any mortgaged real property) the disposition or donation to an unaffiliated third party of any portion of such property no longer useful in the operation of our Restricted Subsidiaries’ business.

21. Restrictions on Sale/ Leaseback Transactions. We will not, and will not permit any Restricted Subsidiary to, enter into sale/leaseback transactions.

22. Financial Tests. We agree to maintain certain interest coverage and leverage ratios as follows:

                (a) Maintenance of Interest Coverage Ratio

We agree not to permit the ratio of Consolidated EBITDA to Consolidated Interest Expense for the four fiscal quarters ended on the last day of each fiscal quarter as indicated below to be less than:

Fiscal Quarter	Ratio

Q4 2003	0.6

Fiscal Quarter	Ratio

Q1 2004	0.6
Q2 2004	0.6
Q3 2004	0.7
Q4 2004	0.7
Q1 2005	0.8
Q2 2005	0.9
Q3 2005	1.0
Q4 2005	1.1
Q1 2006	1.1
Q2 2006	1.2
Q3 2006	1.2
Q4 2006	1.3
Q1 2007	1.4
Q2 2007	1.5
Q3 2007	1.6
Q4 2007	1.7
Q1 2008	1.8
Q2 2008	2.0

                (b) Maintenance of Leverage Ratio

On the last day of each fiscal quarter indicated below, we agree not permit the ratio of Consolidated Total Debt on such date to Consolidated EBITDA for the four fiscal quarters then ended to exceed:

Fiscal Quarter	Ratio

Q4 2003	15.3
Q1 2004	15.3
Q2 2004	15.3
Q3 2004	15.3
Q4 2004	13.2
Q1 2005	12.5
Q2 2005	12.0
Q3 2005	11.0
Q4 2005	10.5
Q1 2006	9.0
Q2 2006	9.0
Q3 2006	9.0
Q4 2006	9.0
Q1 2007	7.0
Q2 2007	7.0
Q3 2007	7.0
Q4 2007	7.0
Q1 2008	5.0
Q2 2008	5.0

“Consolidated EBITDA” means, for us or our Restricted Subsidiaries for any period determined on a consolidated basis in accordance with GAAP: operating income for such period as set forth on our consolidated income statement, plus, (a) to the extent deducted from operating income for such period: (i) depreciation, depletion, impairment, abandonment and amortization expense, plus (ii) impairment and restructuring charges, including goodwill impairment, plus (iii) losses on the disposition of assets not in the ordinary course of business; plus (b) unrealized mark-to-market losses, plus (c) cash dividends or distributions actually received during such period from any excluded subsidiary or subsidiary not otherwise consolidated with the our other subsidiaries, plus (d) the operating lease expense associated with any operating leases included in the definition of Consolidated Total Debt below, minus (e) unrealized mark-to-market gains; provided, however, for purposes of this definition, (i) any other non-cash charge or gain, (ii) gains on the disposition of assets not in the ordinary course of business to the extent included in operating income for such period, (iii) any extraordinary or other non-recurring item or expense, including severance costs, and (iv) any income or loss attributable to any investments in excluded or non-consolidated subsidiaries, will be excluded to the extent incurred or realized during such period in accordance with GAAP.

“Consolidated Interest Expense” means for us and our Restricted Subsidiaries (determined on a consolidated basis in accordance with GAAP) for any period: the total interest expense for such period as set forth on our consolidated income statement, plus (a) the interest expense during such period attributable to (i) certificates related to the MIRMA Lease Financing (not including principal payments), and (ii) any cash capitalized interest paid during such period, plus (b) all cash dividends and distributions paid on preferred or preference stock, minus (c)(i) our or our Restricted Subsidiaries total interest income including interest income from any escrow, trust or restricted account, but excluding interest income attributable to the settlement and collection of the California Receivables; (ii) in all cases whether expensed or amortized, any interest expense attributable to: (A) any make-whole or premium paid in connection with the repayment of any debt permitted hereunder, (B) any upfront direct or indirect costs, expenses, or fees incurred in connection with any debt, including waivers, whether incurred prior or subsequent to the closing date, (C) any incentive fees or one-time fees payable in connection with any debt or fees payable for failure to reduce debt below certain levels, including any additional fee paid, (D) any upfront costs or non-cash amortization of permitted hedging agreements (excluding on-going cash settlement payments in connection with permitted hedging agreements), and (E) any of the Mirant Warrants (as described herein under the caption “Description of Warrants”); (iii) the fees and yield paid in connection with, or other interest expense attributable to the settlement and collection of the California Receivables, and (iv) all non-recurring interest expense with respect to items not constituting indebtedness.

“California Receivables” shall mean all amounts currently owing to a Restricted Party and withheld on the Closing Date in connection with amounts due on account of electricity sales through the California Power Exchange or the California Independent System Operators during late 2000 and through 2001 that have been unpaid due to the bankruptcies of the California Power Exchange and Pacific Gas & Electric and that are subject to refund proceedings before the Federal Energy Regulatory Commission.

“Consolidated Total Debt” means, as of any date of determination with respect to us and our Restricted Subsidiaries, in accordance with GAAP, the total principal amount of all our and our Restricted Subsidiaries’ Debt outstanding on such date less all cash and cash equivalents (other than broker, counterparty, and customer margin/collateral assets and deposits advanced to or held (by us or our Restricted Subsidiaries) on behalf of such broker, counterparty or customer).

“Debt” means, on any date of determination with respect to us or our Restricted Subsidiaries, without duplication, in accordance with GAAP the following: our and our Restricted Subsidiaries’ (a) total amount of indebtedness and other obligations for borrowed money, including the unreimbursed amount of any drawings under letters of credit issued for the account of Mirant or any Restricted Subsidiary; (b) all obligations of under any Capital Lease; (c) the unpaid principal balance owed to the certificate holders under the MIRMA leveraged lease financing, less the principal amount of any certificates that we or any Restricted Subsidiary has purchased; (d) net cash payment obligations with respect to any forward sale contract for a commodity with respect to which we or any Restricted Subsidiary has received a cash prepayment by a counterparty thereto, including any related hedges, whether with the same or different counterparty; (provided, that in no event will “Debt” include forward sales contracts that are entered into in the ordinary course of our or our Restricted Subsidiaries’ trading, hedging, and risk management activities and not intended to function as a borrowing of cash); (e) deferred payment obligations resulting from the adjudication or settlement of any litigation (excluding any portion of a deferred payment obligation that is covered by insurance or arising from any Excluded Judgment, as defined below); (f) the deferred purchase price of assets or services (other than goods and services obtained on normal commercial terms in the ordinary course of business or operations); (g) hire purchase, conditional sale or other form of title retention agreement, and any other form of financing, in each case which is recognized in our or such Restricted Subsidiary’s financial statements as being in the nature of a borrowing; (h) all guaranties of payment or collection of any obligations described above; provided, however, that Debt will not include (s) any obligations or guaranties of performance of obligations under performance bonds, any undrawn amounts on issued letters of credit, or obligations to reimburse drawings under letters of credit, so long as such reimbursement obligations are paid in full within ten (10) Business Days after the date upon which such obligation arises, (t) any guarantees that may be incurred by endorsement of negotiable instruments for deposit or collection in the ordinary course of business or similar transactions, (u) trade accounts payable in the ordinary course of business, (v) customer advance payments and customer deposits arising in the ordinary course of business, (w) the liability of any Person as a general partner for debt of such partnership, if the partnership is not a subsidiary of such Person; (x) any indebtedness owing by any Restricted Party to any other Restricted Party; (y) any share capital, share premium account or capital prepayment reserve, and (z) any completion or performance guaranties (or similar guaranties that a project or a subsidiary perform as planned). In determining the outstanding amount of any Debt, (A) the amount of money borrowed will be the outstanding principal amount thereof, (B) the amount of all unreimbursed letters of credit will be the unreimbursed amount thereof, (C) the amount of any capital lease will be the principal amount thereof determined in accordance with GAAP, and (D) the amount of guaranties will be the amount of the guaranteed obligations determined as provided above in this sentence.

23. Restrictions on Capital Expenditures. We will not, and will not permit any Restricted Subsidiary, to make Capital Expenditures, except:

(a) for the maintenance, operation or replacement (including expenditures to improve operating efficiency) of capital assets not to exceed an aggregate of $125 million expended by us and our Restricted Subsidiaries on a consolidated basis for each fiscal year; provided that any amounts permitted in any fiscal year that are not used during such year may be carried forward and used in subsequent years, and any amount permitted in any fiscal year may be subtracted from the total amount permitted in such fiscal year and added to the permitted amount in the immediately preceding two fiscal years;

(b) using only that portion of Excess Cash Flow and proceeds of equity issuances that are not required to be mandatorily prepaid, to complete certain “approved projects” described on Annex H as “Bowline 3”, “Contra Costa”, “Wyandotte” or “Mint Farm” and for prudent operation and maintenance of the same; and

(c) (i) in connection with investments described in paragraph (i) above under the caption “Restrictions on Investments”; (ii) from the proceeds of debt issued under exception (e) described above under the caption “Restrictions on Indebtedness”; (iii) in connection with the energy supply business of MAPV or its subsidiaries not exceeding $25 million in any fiscal year; (iv) in connection with the Navotas Project in an aggregate amount not exceeding $15 million; and (v) for all other purposes in an aggregate amount for us and all our Restricted Subsidiaries not exceeding $25,000,000 in any fiscal year.

“Capital Expenditures” means, with respect to any person for any period, the aggregate amount of all expenditures which, in accordance with GAAP, are or should be included in “additions to property, plant and equipment”, “capital expenditures” or similar items reflected in the statement of cash flows of such person for such period. The purchase price of equipment that is purchased simultaneous with the trade-in of existing equipment or with insurance or condemnation proceeds will be included in Capital Expenditures only to the extent of the gross amount of such purchase price, less the credit granted by the seller of such equipment for the equipment being traded in at such time or the amount of such insurance or condemnation proceeds, as the case may be. Capital Expenditures will specifically exclude (a) the amount of all expenditures made by any such person (i) for an emergency, disaster recovery, unplanned regulatory requirements, environmental requirements, or (ii) in order to comply with applicable law, (b) long-term service arrangements required by GAAP to be booked as “additions to property, plant and equipment”, “capital expenditures” or similar items reflected in the statement of cash flows of such person, and (c) capitalized interest.

“Navotas Project” means, that certain “build, own and operate” project located in the Philippines.

24. Restriction on Transactions with Affiliates. We will not and will not permit our subsidiaries to enter into any transaction with, or make any payment to, any affiliate that is less favorable to us or such subsidiary than would have been the case if such transaction had been effected on an arm’s-length basis, except for (a) permitted payments or permitted investments described above, (b) intercompany payments, (c) transactions existing on the closing date, (d) transactions between us or our Restricted Subsidiaries in the ordinary course, and (e) certain transactions described on a schedule to the Mirant Term Loan Facility which scheduled transactions, if renewed or extended, must then be on arm’s length terms unless the contractual restrictions requiring the non arm’s-length terms therein remain in effect. For purposes hereof, in circumstances where “arm’s-length” terms cannot be determined, “arm’s-length” is deemed to mean, at a minimum, the provision of such product or service contemplated thereunder for not less than the cost thereof plus ten percent (10%).

25. Restriction on Amendments to Material Documents. We will not, and will not permit any Guarantor Subsidiary to, consent to any amendment, modification, supplement or waiver of (i) its or our organizational documents, (ii) its or our agreements governing indebtedness (other than the Mirant Term Loan Facility and related documents) or (iii) certain material agreements, in each case, in a manner which could reasonably be expected to have a material adverse effect.

26. Nature of Business, Changes to Business. We will not, and will not permit any of our subsidiaries to, modify or alter in any material manner the fundamental business taken as a whole conducted by us and our subsidiaries of providing services and products in the energy market. We will not change or cease the conduct the businesses (taken as a whole) that constitute the primary business of us and our subsidiaries as of the closing date.

27. Joint Ventures, Partnerships. After the closing date, we will not, and will not permit our Guarantor Subsidiaries to, enter into any joint venture (including by way of selling the capital stock or other equity interests of a subsidiary) unless such arrangement (a) has been consented to by the Administrative Agent; (b) any interest received by us or our Guarantor Subsidiaries in such joint venture or partnership is pledged to the Collateral Agent (for the benefit of the Secured Parties); (c) is entered into by MAPV or its subsidiaries in connection with energy investments, provided the fair market value of the investment made or asset transferred to such joint venture does not exceed an aggregate of $40 million; or (d) is entered into in connection with the Toledo/Panay transaction described in Part II of Annex H hereto.

28. ERISA. We will not, and will not permit any Guarantor Subsidiary to, engage in specified ERISA-prohibited transactions, if the occurrence of any of the specified events would result in a material adverse effect.

29. Hazardous Materials. We will not, and will not permit any Guarantor Subsidiary to, cause or permit any of its properties or assets to be used to generate, manufacture, treat, store, handle, or dispose of hazardous materials, except in compliance with all applicable environmental laws; or release, discharge, dispose of any hazardous materials onto any such property or asset in violation of any environmental laws or in a manner that could result in liability under any environmental laws, except in each case, which could not reasonably be expected to have a material adverse effect.

30. Change in Fiscal Year. We will not change our fiscal year from a fiscal year ending December 31, or change any of our fiscal quarters.

31. Deposit and Securities Accounts. We will not, and will not permit any Guarantor Subsidiary to, establish any new deposit account, securities account or other similar account after the Closing Date, without prior written notice to the Administrative Agent.

32. Trading Activities. We agree that we will cause our senior management and risk oversight committee to recommend to our Board of Directors that we maintain our existing risk policies regarding maximum value at risk for our and our domestic subsidiaries’ trading and hedging activities not qualifying for designation as a hedge under GAAP at $50 million. We will be permitted to modify our risk policies to respond to external business conditions and accounting rules affecting companies with similar operations, as well as to allow for increased or decreased hedging activities in relation to prudent management of our commercial assets; however, we will not engage in any activities that are inconsistent with our past practices. We will promptly notify the Administrative Agent of any changes to these policies.

Events of Default

      The Mirant Term Loan Facility provides for principal plus accrued and unpaid interest on the loans to become immediately due and payable if:

•	any of our Material Guarantor Subsidiaries (other than our California Subsidiaries) becomes unable to pay its debts when due, files a voluntary bankruptcy petition or takes any similar action; or

•	an involuntary bankruptcy petition or similar action is commenced against us or one of our Material Guarantor Subsidiaries (other than our California Subsidiaries), and such action is not dismissed within 60 days or results in a final order against such person.

      “Material Guarantor Subsidiary” shall mean any of our Guarantor Subsidiaries which either (x) owns collateral and/or mortgaged real property assets having an aggregate book value in excess of five percent (5%) of the total book value of assets of us and all Guarantor Subsidiaries on a deconsolidated basis after giving effect to intercompany eliminations, or (y) has contributed during the most recently completed period of four (4) fiscal quarters for which financial statements are available, five percent (5%) or more of the Consolidated EBITDA for such period; and (iii) to the extent not a “Material Guarantor Subsidiary” pursuant to clause (ii) above, any other of our subsidiaries which is the direct or indirect parent of a subsidiary that is a “Material Guarantor Subsidiary” pursuant to clause (ii) above.

      In addition, the Administrative Agent may declare principal plus accrued and unpaid interest on the loans due and payable in certain circumstances, including:

•	any representation made by us or our Guarantor Subsidiaries in the Mirant Term Loan Facility, the Security Agreement, Intercreditor Agreement or Guaranty shall have been incorrect in a material respect when made;

•	we default in the payment of principal, or in payment of interest or other amounts due (subject to a three day cure period), under the Mirant Term Loan Facility;

•	we default in the observance or performance of certain covenants included in the Mirant Term Loan Facility (a 30 day cure period is afforded for breaches of certain affirmative covenants);

•	we or any of our Guarantor Subsidiaries or MAG defaults under any debt instrument evidencing debts exceeding $50,000,000 (other than project finance debt);

•	judgments or settlements in the aggregate amount exceeding $50,000,000 are rendered against us or any Guarantor Subsidiary (other than our California Subsidiaries) and not subsequently vacated, and such judgments or settlements are not discharged within 60 days of the date entered or the date payment thereon is due, or the relevant creditor has commenced enforcement actions thereon;

•	certain violations of ERISA or environmental laws;

•	the Mirant Term Loan Facility, Security Agreement, mortgages or other related documents cease to be in full force and effect or (in the case of any security document) cease to provide the liens, rights, powers and privileges granted thereby, including as a result of the Delaware Chancery Court Action; provided that no event of default shall occur if the aggregate value of the collateral decreased thereby is less than $50,000,000;

•	we or any of our Restricted Subsidiaries repudiates in writing material obligations under the credit documents; or

•	any person acquires control of more than 50% of our voting stock, or a majority of the seats on our board of directors are held by persons neither nominated by our board of directors nor appointed by directors so nominated.

      In either case, such acceleration of the principal and interest on the loans is in addition to the other remedies available to the Administrative Agent, the Collateral Agent and the lenders under applicable law.

Assignments and Participations.

      Each lender under the Mirant Term Loan Facility may assign (with certain restrictions and under certain circumstances, with our consent) all or a portion of its rights and obligations under the Mirant Term Loan Facility; provided that (i) each such assignment will be of a constant, and not a varying, percentage of all rights and obligations under the Mirant Term Loan Facility, (ii) except in the case of an assignment to a person that is already a lender under the Mirant Term Loan Facility or an assignment of all of such lender’s rights and obligations under the Mirant Term Loan Facility, the amount being assigned pursuant to each such assignment will be $10,000,000 or such larger amount in an integral multiple of $1,000,000, and (iii) the parties to each such assignment will deliver to the Administrative Agent an appropriate agreement subject to a customary processing fee (unless the relevant assignee is an affiliate of the assigning lender). The Administrative Agent will maintain a copy of each agreement executed by the assignor, the assignee and the other parties contemplated thereby or hereby delivered to and accepted by it and a register for the recordation of the names, addresses and principal amount owed to each Lender. Upon its receipt of an each agreement executed by the assignor, the assignee and the other parties contemplated thereby, together with any promissory notes subject to such assignment, the Administrative Agent will (i) accept such agreement of assignment, (ii) record the information contained therein in the register maintained by the Administrative Agent of such assignments and (iii) promptly give notice and a copy thereof to us.

      Each lender may sell participations to one or more banks or other entities (subject to certain restrictions) in or to all or a portion of its rights and obligations under the Mirant Term Loan Facility; provided, however, that (i) such lender’s obligations under the Mirant Term Loan Facility will remain unchanged, (ii) such lender will remain solely responsible to the other parties thereto for the performance of such obligations, (iii) such lender will remain the holder of any promissory notes relating to their loan for all purposes of the Mirant Term Loan Facility, (iv) we, the Administrative Agent and the other lenders will continue to deal solely and directly with such lender in connection with such lender’s rights and obligations under the Mirant Term Loan Facility, and (v) no participant under any such participation will have any right to approve any amendment or waiver of any provision of the Mirant Term Loan Facility or any promissory note, or any consent to any departure by us therefrom.

      Any lender may, in connection with any assignment or participation or proposed assignment or participation, disclose to the assignee or participant or proposed assignee or participant, any confidential information furnished by us to any lender under the Mirant Term Loan Facility or derived by such lender therefrom.

Debt Securities

Fiscal Agency Agreement, dated as of July 26, 1999, with Bankers Trust Company, as fiscal agent

      Pursuant to the Fiscal Agency Agreement, dated as of July 26, 1999 (as supplemented, the “Fiscal Agency Agreement”), between Mirant Corporation (formerly known as Southern Energy, Inc.), as issuer and Deutsche Bank Trust Company Americas (as successor in interest to Bankers Trust Company), as trustee, we issued two series of our senior notes: (i) the Senior Notes, of which $200 million in principal amount is currently outstanding, which are subject to the Senior Notes Exchange Offer; and (ii) our 7.9% Senior Notes Due 2009 (the “7.9% Notes”), of which $500 million in principal amount is currently outstanding.

      The Senior Notes exchanged for the New Secured Notes pursuant to the terms of the Senior Notes Exchange Offer will not be governed by the Fiscal Agency Agreement; instead, the New Secured Notes will be governed by the New Secured Notes Indenture. The 7.9% Notes will not be affected by the Senior Notes Exchange Offer and will continue to be governed by the Fiscal Agency Agreement.

Indenture, dated as of October 1, 2000, with Bankers Trust Company, as trustee

      Pursuant to an indenture, dated as of October 1, 2000 (as supplemented, the “October 2000 Indenture”) between Mirant Corporation (formerly known as Southern Energy, Inc.), as issuer and Deutsche Bank Trust Company Americas (as successor in interest to Bankers Trust Company), as trustee, we issued $355,670,150 aggregate principal amount of our 6 1/4% Series A Junior Convertible Subordinated Notes due 2030 (the “6 1/4% Junior Convertible Subordinated Notes”) to Mirant Trust I (formerly known as SEI Trust I), a Delaware business trust. The 6 1/4% Junior Convertible Subordinated Notes are the sole assets of Mirant Trust I (the “Trust Property”). On October 2, 2000, Mirant Trust I issued an aggregate amount of 6,900,000 preferred securities having an aggregate liquidation preference of $345 million (the “Trust Preferred Securities”), representing undivided beneficial ownership interests in the Trust Property, of which $345 million in principal amount is currently outstanding.

      The 6 1/4% Junior Convertible Subordinated Notes and the Trust Preferred Securities will not be affected by the Exchange Offers and will continue to be governed by the October 2000 Indenture and the amended and restated trust agreement of Mirant Trust I, respectively.

Indenture, dated as of May 31, 2001, with Bankers Trust Company, as trustee

      Pursuant to an indenture dated as of May 31, 2001 (the “May 2001 Indenture”), between us, as issuer, and Deutsche Bank Trust Company Americas (as successor in interest to Bankers Trust Company), as trustee, we issued our Convertible Debentures. We currently have $750 million in principal amount of the Convertible Debentures outstanding.

      Of the $750 million, approximately $344 million in principal amount of the Convertible Debentures are held as the underlying trust assets of the TIERS Fixed Rate Certificates Trust Series 2001-14 formed pursuant to the Base Trust Agreement, dated as of December 15, 2000, between Structured Products Corp., an indirect wholly-owned subsidiary and affiliate of Salomon Smith Barney Inc., as depositor, and U.S. Bank Trust National Association, as trustee, as supplemented by the Series MIR 2001-14 Supplement, dated as of June 18, 2001 (the “Series Supplement”). We have no relationship with Structured Products Corp. On June 18, 2001, Structured Products Corp. issued TIERS Fixed Rate Certificates, which represent beneficial interests in the underlying trust assets. The TIERS Certificates mature on June 15, 2004.

      Mirant has proposed to the TIERS Trustee, Structured Products Corp. and Citibank that amendments be made to the Series Supplement and the Call Right Agreement to permit any TIERS holder who wishes to do so to exchange their TIERS for his or her pro rata share of the Convertible Debentures constituting trust assets, plus the amount of the “make-whole” payment as of the date of the exchange. After the commencement of the Exchange Offers, representatives of the TIERS Trustee, Structured Products Corp., Citibank, Mirant and several holders of TIERS representing approximately 75% of the outstanding TIERS engaged in discussions regarding the proposed amendment. Although the amendment has not as yet been effected, Mirant understands that Citibank has offered to agree to the amendment provided that holders of not less than 85%, other than Mirant, of the outstanding TIERS agree to elect to exchange their TIERS for Convertible Debentures and their pro rata share of the “make-whole” payment.

      At present, the remaining $350 million in principal amount of the Convertible Debentures are the subject of the Convertible Debentures Exchange Offer under the Out-of-Court Alternative. If and when the proposed amendments are effected, all Convertible Debentures, including those in the TIERS trust, would be the subject of the Convertible Debentures Exchange Offer under the Out-Of-Court Alternative, as well. If the Convertible Debentures Exchange Offer is consummated through the In-Court Alternative and the Plan of Reorganization, all Convertible Debentures, including those in the TIERS Trust, would be exchanged for the New Secured Notes.

      The Convertible Debentures exchanged for New Secured Notes pursuant to the terms of the Convertible Debentures Exchange Offer (whether through the Out-of-Court Alternative or through the Plan of Reorganization) will not be governed by the May 2001 Indenture; instead, the New Secured Notes will be governed by the New Secured Notes Indenture.

Indenture dated as of July 8, 2002, with Deutsche Bank Trust Company Americas, as trustee

      Pursuant to an indenture dated as of July 8, 2002 (the “July 2002 Indenture”) between Deutsche Bank Trust Company Americas, as trustee and us, as issuer, we issued our 5.75% Convertible Senior Notes due 2007 (the “Convertible Notes”). We currently have $370 million in principal amount of the Convertible Notes outstanding.

      The Convertible Notes will not be affected by the Exchange Offers and will continue to be governed by the July 2002 Indenture.

Mirant Americas Development Capital, LLC — Domestic Turbine Lease Facility

      MADC is party to a warehouse operating lease facility (the “Turbine Facility”). The Turbine Facility initially consisted of a $700 million “true-funding” tranche and a $1.1 billion “treasury-backed” tranche. Pursuant to the transaction, a trust (the “Lessor”) was established for the purpose of owning certain gas turbines, steam turbines, heat recovery generators and other equipment (the “Equipment”). The Turbine Facility provides that MADC may from time to time purchase the Equipment from the trust by making certain termination payments or, upon completion of Equipment, the lessor will lease equipment to MADC under a master triple-net lease (the “Lease”). The transaction was structured to provide that Equipment would be added to the Lease on the date of its completion and delivery, and the lease term with respect to such Equipment would commence on such date and would expire 7 1/2 years from the closing. The Lease is intended to qualify as an operating lease for MADC under SFAS No. 13, as amended (including relevant FASB Technical Bulletins and Emerging Issues Task Force Issues).

      The Turbine Facility provided for the Lessor to fund the acquisition of the Equipment (i) by issuing Series A1 and A2 Notes (collectively, the “A-Notes”) and Series Bl and B2 Notes (collectively, the “B-Notes”) and (ii) by issuing Series C1 and C2 certificates (collectively, the “Certificates”) in respect of the investments in the Lessor (in an amount equal to approximately 3% of Equipment cost). The $700 million anticipated maximum draw is funded with Series A1 and B1 Notes and C1 Certificates. Series A2 Notes, Series B2 Notes and C2 Certificates were to be issued for all draws in excess of $700 million, to a maximum of $1.1 billion, and were to be collateralized by a posting of collateral in an amount of 105% of amounts outstanding thereunder in the form of cash or short-term United States treasury securities acceptable to the Lessor and the holders thereof as and when drawn. The commitment to fund the “true-funding” tranche was reduced to $500 million on December 30, 2002 and further reduced to $231 million on May 29, 2003. The commitment to fund the “treasury-backed” tranche was terminated on April 18, 2003. The amounts outstanding under the Series A1 Notes, the Series B2 Notes and the Series C2 certificates were $213 million at June 26, 2003, of which approximately $191 million was recourse to us pursuant to our guaranty of certain obligations of MADC. Our covenants under such guaranty are substantially the same as the corresponding covenants under our credit facilities. In addition, the participation agreement for the Lease includes events of default related to us as guarantor that are substantially the same as the corresponding events of default in our credit facilities. Our obligations under the guaranty are unsecured and exclusive obligations. The participants in the Turbine Facility participated as lenders in connection with the waiver described above.

Mirant Americas Energy Marketing, LP — Commodity Prepay Facility

      MAEM and Scarlett Resource Merchant LLC, a Delaware limited liability company (“Scarlett”) entered into an agreement for the forward sale of natural gas. Pursuant to the agreement, MAEM received a prepayment of approximately $219 million in October 2001 in exchange for a series of cash payments based on the value of a set quantity of natural gas based on the market prices for natural gas at the time such payments are made (10% of the quantity in each of October 2002 and October 2003 and 80% for October 2004). Simultaneously with entering into the forward sale transaction, MAEM entered into a natural gas swap with HVB Risk Management Products Inc. (“HVB”) to fix the price of the natural gas on which the payments to Scarlett would be based, so that under the two transactions together, MAEM would make net payments of $25 million in each of October 2002 and October 2003 and $200 million in October 2004. The two facilities are collectively referred to as the “Commodity Prepay Facility.”

      Mirant has absolutely and unconditionally guaranteed the full and prompt payment and performance of all obligations, including indemnities, of MAEM under the transaction documents. Under either the Out-of-Court Alternative or the In-Court Alternative, claims of the lenders under the Commodity Prepay Facility will be satisfied by (i) MAEM entering into the MAEM Credit Facility and (ii) Mirant issuing the MAEM Secured Guaranty.

MAG Debt Securities

Indenture, dated as of May 1, 2001, with Bankers Trust Company, as trustee

      Pursuant to an indenture dated as of May 1, 2001 (as supplemented, the “May 2001 Indenture”), between Mirant Americas Generation, LLC (formerly known as Mirant Americas Generation, Inc), as issuer and Bankers Trust Company, as trustee, MAG provided for the issuance from time to time of senior notes in one or more series. Pursuant to the May 2001 Indenture, MAG issued five series of notes: (1) the 7.625% Senior Notes due 2006 (the “7.625% Senior Notes”) issued in principal amount of $500,000,000; (2) 8.3% Senior Notes due 2011 (the “8.3% Senior Notes”) issued in principal amount of $850,000,000; (3) 9.125% Senior Notes due 2031 (the “9.125% Senior Notes”) issued in principal amount of $400,000,000; (4) 7.2% Senior Notes due 2008 (the “7.2% Senior Notes”) issued in principal amount of $300,000,000; and (5) 8.5% Senior Notes due 2021 (the “8.5% Senior Notes”) issued in principal amount of $450,000,000.

      The 7.625% Senior Notes exchanged for the New MAG Notes pursuant to the terms of the MAG Exchange Offer will no longer be governed by the May 2001 Indenture; instead, the New MAG Notes will be governed by an indenture (the “New MAG Note Indenture”) between the MAG Note Trustee and MAG. The 8.3% Senior Notes, the 9.125% Senior Notes, the 7.2% Senior Notes, and the 8.5% Senior Notes will not be directly affected by the MAG Exchange Offer and will continue to be governed by the May 2001 Indenture.

DESCRIPTION OF THE COLLATERAL AND INTERCREDITOR ARRANGEMENTS

      The following summary of Mirant, MAG and MAEM’s collateral and intercreditor arrangements is subject to and qualified in its entirety by reference to the detailed provisions of the Security Agreement, Guaranty, the mortgages and the Intercreditor Agreement. We urge you to read those agreements and the New Secured Notes Indenture, because they, and not this description, define your rights as holder of New Secured Notes. Copies of the Security Agreement, the mortgages and the Intercreditor Agreement are available upon request to us.

Security Agreement

      Under either the In-Court Alternative or the Out-of-Court Alternative, the Grantor Subsidiaries will enter into a security agreement (the “Security Agreement”), pursuant to which each Grantor Subsidiary will grant a lien to the Collateral Agent, for the benefit of the Secured Parties, in substantially all of such Grantor Subsidiary’s personal property. In the Out-of-Court Alternative, the senior lien will be shared by the lenders under the MAG Secured Credit Facility, the Mirant Term A Facility, the Mirant Liquidity Facility and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by the senior lien exceed $1.1 billion. The junior lien will be shared by the lenders under the Mirant Revolving Facility and the Mirant Term B Facility, the holders of the MAEM Secured Guaranty, the Mirant Note Trustee, the MAG Note Trustee and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by the junior lien exceed $3.95 billion. In the In-Court Alternative, the senior lien will be shared by the lenders under the MAG Secured Credit Facility, the Mirant Exit Facility and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by the senior lien exceed $1.1 billion. The junior lien will be shared by the lenders under the Mirant Term Loan Facility, the holders of the MAEM Secured Guaranty, the Mirant Note Trustee, the MAG Note Trustee and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by the junior lien exceed $4.6 billion. The security interests will exclude the following property:

•	property in which such Grantor Subsidiary may not grant a security interest or lien because of an enforceable contractual or legal restriction on transfer or because such grant will result in breach, termination or default of a contract or in the abandonment, invalidation or unenforceability of any right, title or interest of the Grantor Subsidiary in such property;

•	the outstanding capital stock of certain foreign subsidiaries or domestic subsidiaries whose assets consist primarily of the stock of foreign entities, in excess of 65% of the voting power of all classes of capital stock of such subsidiaries.

•	property that requires the consent of any third party to the creation of a lien on or security interest in such property;

•	the outstanding capital stock of subsidiaries in which Mirant does not directly or indirectly own at least 35% of the voting power of all classes of capital stock;

•	certain cash and cash equivalents furnished by or to third parties as deposits or as security for any obligation;

•	fixtures (other than those subject to the mortgages discussed below);

•	certain deposit accounts used for employee wages and benefits;

•	certain proceeds from dispositions of assets and from insurance policies that are applied toward mandatory prepayments; and

•	certain other property set forth on a schedule to the Security Agreement.

      The Security Agreement will also include certain limitations that affect perfection of the security interests, including the following:

•	prior to an event of default under the relevant credit facilities, the security interests in chattel paper, accounts and certain investment related property (other than pledged equity interests) will be perfected solely by filing a financing statement;

•	the security interests in letter of credit rights will be perfected only to the extent such letter of credit rights constitute “supporting obligations” (as defined in the applicable Uniform Commercial Code);

•	the security interests in intellectual property will not be perfected by recording in foreign intellectual property registries;

•	the Grantor Subsidiaries will use commercially reasonable efforts to effect perfection of the security interests in the capital stock of first tier foreign subsidiaries before the closing date but will effect such perfection within ninety days after such date; and

•	the security interests in individual mobile goods (including motor vehicles) valued at $1,000,000 or less will not be effected by means other than filing a financing statement.

In addition, if the Collateral Agent determines that the cost of effecting perfection outweighs the benefits of perfection for any property or group of properties, perfection of the security interests in such property or group of properties will not be required.

      In certain situations, the security interests in the collateral may be released or terminated. When the Secured Parties have been paid in full, the security interests and the Security Agreement will terminate. If, in accordance with the Mirant Term Loan Facility, all of the capital stock of a Grantor Subsidiary is transferred or a Grantor Subsidiary is liquidated, such Grantor Subsidiary will automatically released from its obligations under the Security Agreement and the security interests in its Collateral. Transfers of any Collateral in accordance with the Security Agreement or the Mirant Term Loan Facility, including proceeds from such transfers, may be free and clear of the security interests. In addition, if any judgment in the Delaware Court of Chancery action filed by senior MAG note holders (see the section of this Offering Circular and Disclosure Statement captioned “Summary Overview and Q&A — Recent Legal Proceedings”) requires the release of the security interests in any Collateral, such Collateral shall be automatically released from the security interests.

      In connection with the execution, amendment and enforcement of the Security Agreement, the Collateral Agent may seek reimbursement of third-party out-of-pocket costs and expenses, subject to certain limitations, including appropriate documentation and reasonableness, from Mirant. Mirant will also agree to indemnify the Collateral Agent, the Secured Parties and their respective agents from certain expenses resulting from proceedings related to the Collateral, the Security Agreement and the other financing documents, unless such expenses result from the gross negligence or willful misconduct of the Collateral Agent, the Secured Party or the agent.

      Certain of the mortgages and financing statements that must be filed in order to perfect the liens on the Collateral may not be filed for several months following the consummation of the Exchange Offers and the issuance of the New Secured Notes. If there is a default on the New Secured Notes prior to the perfection of the liens on the Collateral, holders of the New Secured Notes may not be able to realize the full value of the Collateral and liens granted to the holders of the New Secured Notes may not have the priority described in this Offering Circular and Disclosure Statement.

Guaranty

      Under either the In-Court Alternative or the Out-of-Court Alternative, certain of our subsidiaries listed on Annex E hereto, who we refer to as the Guarantor Subsidiaries will guarantee the obligations of Mirant under the Mirant Secured Credit Facility (or the Mirant Term Loan Facility in the In-Court Alternative) and the Mirant Liquidity Facility (or the Mirant Exit Facility in the In-Court Alternative); MAG under the MAG Secured Credit Facility and Mirant under the MAEM Secured Guaranty. The Guaranty will be for the benefit of the Collateral Agent named under the Intercreditor Agreement (see the section of this Offering Circular and Disclosure Statement captioned “Description of the Collateral and Intercreditor Arrangements; — Intercreditor Agreement” for a description of the Intercreditor Agreement). Each of the Guarantor Subsidiaries will absolutely, unconditionally and irrevocably guarantee the performance of and the due and punctual payment by MAG and us of our respective obligations under each of the credit facilities and guaranties described above; provided that the guaranties provided by Mirant Potomac River, LLC and Mirant Chalk Point, LLC, will be limited to payment by each of them of a maximum of fifty million dollars each, and the obligations of MIRMA, Mirant D.C. O&M, LLC, Mirant Piney Point, LLC, and Mirant MD Ash Management under their guaranties will be subordinated in right of payment to MIRMA’s prior payment in full in cash of its obligations to pay its creditors under the Mirant Lease Financing.

      Enforcement by the Collateral Agent of the rights granted in the Guaranty are subject to the terms and provisions of the Intercreditor Agreement. All rights of any Guarantor Subsidiary for reimbursement from us or MAG arising as a result of payments made by such guarantor under the Guaranty will be subordinated and junior in right of payment to our and MAG’s primary obligation to repay the credit facilities described above. The Guaranty will remain in place for the duration of each of the credit facilities it supports, and the subsidiary guaranties will not terminate until all obligations under such credit facilities have been paid in full. If any Guarantor Subsidiary is sold or ceases to be a subsidiary in a manner permitted by our credit facilities, such subsidiary will be released from the Guaranty.

Mortgages and Deeds of Trust

      Pursuant to the mortgages and deeds of trust to be entered into by the Grantor Subsidiaries, each Grantor Subsidiary will grant a first priority lien in favor of the Collateral Agent, for the benefit of the Secured Parties, over substantially all of such Grantor Subsidiary’s real property interests (including easements, rights of way, servitudes and licenses) owned or leased by such Grantor Subsidiary and all interests of such Grantor Subsidiary in the fixtures, equipment and improvements thereon. In the Out-of-Court Alternative, the senior lien will be shared by the lenders under the MAG Secured Credit Facility, the Mirant Term A Facility, the Mirant Liquidity Facility and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by the senior lien exceed $1.1 billion. The junior lien will be shared by the lenders under the Mirant Revolving Facility and the Mirant Term B Facility, the holders of the MAEM Secured Guaranty, the Mirant Note Trustee, the MAG Note Trustee and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event shall the aggregate amount of indebtedness secured by the junior lien exceed $3.95 billion. In the In-Court Alternative, the senior lien will be shared by the lenders under the MAG Secured Credit Facility, the Mirant Exit Facility and holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event will the aggregate amount of indebtedness secured by the senior lien exceed $1.1 billion. The junior lien will be shared by the lenders under the Mirant Term Loan Facility, the holders of the MAEM Secured Guaranty, the Mirant Note Trustee, the MAG Note Trustee and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time; provided that in no event shall the aggregate amount of indebtedness secured by the junior lien exceed $4.6 billion. The liens will exclude the following property:

•	property on which such Grantor Subsidiary may not grant a lien because of an enforceable contractual or legal restriction on transfer or because such grant will result in breach, termination or default of a contract or in the abandonment, invalidation or unenforceability of any right, title or interest of such Grantor Subsidiary in such property;

•	property that requires the consent of any third party to the creation of a lien on such property; and

•	certain other property set forth on a schedule to the mortgages and/or deeds of trust.

      If the Collateral Agent determines that the cost of recording and the payment of mortgage recording tax outweighs the benefits of obtaining a lien on any property or group of properties, liens on such property or group of properties will not be required.

      In certain situations, liens on the mortgaged property may be released or terminated. When the Secured Parties have been paid in full, the liens of the mortgages and/or deeds of trust will be defeased. If, in accordance with the Mirant Term Loan Facility, all of the capital stock of a Grantor Subsidiary is transferred or a Grantor Subsidiary is liquidated, such Grantor Subsidiary will automatically be released from its obligations under the mortgages and/or deeds of trust. Transfers of any mortgaged property in accordance with the mortgages and/or deeds of trust or the Mirant Term Loan Facility, including proceeds from such transfers, may be free and clear of the liens. In addition, if any judgment in the Delaware Chancery Court Action requires the release of the liens on any mortgaged property, such mortgaged property shall be automatically released from the liens created by the mortgages and deeds of trust.

      In connection with the execution, amendment and enforcement of the mortgages/deeds of trust, the Collateral Agent may seek reimbursement of third-party out-of-pocket costs and expenses, subject to certain limitations, including appropriate documentation and reasonableness, from Mirant. Mirant will also agree to indemnify the Collateral Agent, the Secured Parties and their respective agents from certain expenses resulting from proceedings related to the mortgaged property, the mortgages/deeds of trust and other financing documents, unless such expenses result from the gross negligence or willful misconduct of the Collateral Agent, the Secured Party or the agent.

Intercreditor Agreement

      Under the In-Court Alternative, we expect that we, MAEM and MAG will enter into an Intercreditor Agreement with each agent or trustee acting for the lenders or other secured parties under the MAG Secured Credit Facility, Mirant Secured Credit Facility, Mirant Liquidity Facility, the MAEM Secured Guaranty, the holders of New Secured Notes or New MAG Notes, and any other group of future secured creditors who accede thereto. Under the Out-of-Court Alternative, we expect that we, MAEM and MAG will enter into an Intercreditor Agreement with each agent or trustee acting for the lenders or other secured parties under the MAG Secured Credit Facility, Mirant Term Loan Facility, Mirant Exit Facility, the holders of the MAEM Secured Guaranty, the holders of New Secured Notes or New MAG Notes, and any other group of future secured creditors who accede thereto. In each case, such parties will enter into the Intercreditor Agreement to provide for the relative priority of the liens granted by the Grantor Subsidiaries pursuant to the Security Agreement and the Mortgages, and to establish certain sharing arrangements between all Secured Parties with respect to the Collateral and enforcement of the Guaranty. The Intercreditor Agreement would govern (i) the appointment of the Collateral Agent, (ii) the relative priority of the liens and rights in the Collateral among groups of Secured Parties, (iii) the preservation and administration of the Collateral by the Collateral Agent and (iv) the disposition of Collateral and application of Collateral proceeds upon acceleration and foreclosure. Each party to the Intercreditor Agreement will submit to the jurisdiction of the Chancery Court of Delaware for purposes of adjudication of any challenge to the validity of the liens granted, and the Collateral Agent will be irrevocably authorized and empowered on behalf of all Secured Parties to take any action required by an order of the Delaware Chancery Court, including release of any liens required to be released.

Priority

      In the Out-of-Court Alternative, the liens on the Collateral granted by the Grantor Subsidiaries to the Collateral Agent for the benefit of the lenders under the MAG Secured Credit Facility, the Mirant Term A Facility, the Mirant Liquidity Facility and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time will be secured by first priority liens on the Collateral (which we refer to as the “Out-of-Court First-Priority Liens”) will be senior and prior to any lien on the Collateral securing obligations to lenders under the Mirant Revolving Facility and Mirant Term B Facility, the holders of the MAEM Secured Guaranty, the holders of the New Secured Notes and the New MAG Notes and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time (which we refer to as the “Out-of-Court Second-Priority Liens”). The aggregate amount of the indebtedness secured by the Out-of-Court First-Priority Liens shall not exceed $1.1 billion and the aggregate amount of the indebtedness secured by the Out-of Court Second-Priority Liens shall not exceed $3.95 billion.

      In the In-Court Alternative, the liens on the Collateral granted by the Grantor Subsidiaries to the Collateral Agent for the benefit of the lenders under the MAG Secured Credit Facility, the Mirant Exit Facility and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time will be secured by first priority liens on the Collateral (which we refer to as the “In-Court First-Priority Liens” and, together with the Out-of-Court First Priority Liens, the “First Priority Liens”) will be senior and prior to any lien on the Collateral securing obligations to lenders under the Mirant Term Loan Facility, the holders of the MAEM Secured Guaranty, the holders of the New Secured Notes and the New MAG Notes and the holders of certain future indebtedness that Mirant or MAG may enter into from time to time (which we also refer to as the “In-Court Second-Priority Liens” and, together with the Out-of-Court Second Priority Liens, the “Second Priority Liens”). Under the In-Court Alternative, the aggregate amount of the indebtedness secured by the In-Court First-Priority Liens will not exceed $1.1 billion and the aggregate amount of the indebtedness secured by the In-Court Second-Priority Liens will not exceed $4.6 billion.

      Under the Out-of-Court Alternative and the In-Court Alternative, the Second-Priority Liens will be subordinate and junior in all respects to the First-Priority Liens, including with respect to the enforcement of such Second-Priority Liens and the application of proceeds from the Collateral (except with respect to application of proceeds from certain asset sales or certain insurance and condemnation proceeds, which proceeds would not be shared with the holders of the New Secured Notes or New MAG Notes). In addition, the Secured Parties holding Second-Priority Liens will agree not to contest the priority, validity or enforceability of the First-Priority Liens.

Exercise of Remedies and Enforcement of Security Interests

      The Intercreditor Agreement will limit the actions that the Secured Parties may take individually with respect to the Collateral. Instead, the Collateral Agent must take direction from the Required Lenders (as defined below) in order to exercise remedies with respect to the Collateral, including delivering notices, making demands, enforcing the security documents (other than the MAEM Secured Guaranty) and foreclosure upon the Collateral.

      In the Out-of-Court Alternative, until the secured obligations owed to the lenders under the MAG Secured Credit Facility, the Mirant Term A Facility, the Mirant Liquidity Facility and certain future indebtedness that Mirant or MAG may enter into from time to time, have been paid in full, the Required Lenders will be the lenders holding at least 50% of the outstanding loans under the MAG Secured Credit Facility, the Mirant Term A Facility, the Mirant Liquidity Facility and certain future indebtedness that Mirant or MAG may enter into from time to time. Thereafter, the Required Lenders will be the Secured Parties holding at least 50% of the obligations (including available commitments, if any) under the Mirant Revolving Facility, Mirant Term B Facility, the MAEM Secured Guaranty, the New Secured Notes and the New MAG Notes and certain future indebtedness that Mirant or MAG may enter into from time to time. With respect to the Guaranty, the Collateral Agent will take directions only from lenders holding at least 50% of the MAG Secured Credit Facility, the Mirant Term A Facility, the Mirant Liquidity Facility and certain future credit facilities that Mirant or MAG may enter into from time to time or, once those secured obligations have been paid in full, at the direction of the lenders holding 50% of the obligations under the Mirant Revolving Facility, Mirant Term B Facility, the MAEM Secured Guaranty and certain future credit facilities that Mirant or MAG may enter into from time to time.

      In the In-Court Alternative, until the secured obligations owed to the lenders under the MAG Secured Credit Facility, the Mirant Exit Facility and certain future indebtedness that Mirant or MAG may enter into from time to time, have been paid in full, the Required Lenders will be the lenders holding at least 50% of the outstanding loans under the MAG Secured Credit Facility, the Mirant Exit Facility and certain future indebtedness that Mirant or MAG may enter into from time to time. Thereafter, the Required Lenders will be the Secured Parties holding at least 50% of the obligations (including available commitments, if any) under the Mirant Term Loan Facility, the MAEM Secured Guaranty, the New Secured Notes and the New MAG Notes and certain future indebtedness that Mirant or MAG may enter into from time to time. With respect to the Guaranty, the Collateral Agent will take directions only from lenders holding at least 50% of the MAG Secured Credit Facility, the Mirant Exit Facility and certain future credit facilities that Mirant or MAG may enter into from time to time or, once those secured obligations have been paid in full, at the direction of the lenders holding 50% of the obligations under the Mirant Term Loan Facility, the MAEM Secured Guaranty and certain future credit facilities that Mirant or MAG may enter into from time to time.

      If the Collateral Agent releases any First-Priority Liens on any part of the Collateral at the direction of the Required Lenders or the Delaware Chancery Court, the Second-Priority Liens on such Collateral will also be automatically released and the Secured Parties holding Second-Priority Liens on such Collateral will be deemed to have consented to such release.

Application of Collateral Proceeds and Turnover

      Under the Out-of-Court Alternative, upon a foreclosure or other exercise of remedies, the Collateral Agent will distribute the proceeds of any such foreclosure in the following order of priority:

•	first, to the payment of the Collateral Agent’s reasonable and documented out-of-pocket costs and expenses of such foreclosure;

•	second, to the payment of the lenders under the MAG Secured Credit Facility, the Mirant Term A Facility, the Mirant Liquidity Facility and certain future indebtedness that Mirant or MAG may enter into from time to time, ratably determined in accordance with the aggregate principal amount of the indebtedness outstanding thereunder, in an amount not exceeding the unpaid amount then due and payable under the MAG Secured Credit Facility, the Mirant Term A Facility, the Mirant Liquidity Facility and such future indebtedness, respectively;

•	third, to the payment of the lenders under the Mirant Term B Facility and the Mirant Revolving Facility, the holders of the MAEM Secured Guaranty, the New Secured Notes, the New MAG Notes and certain future indebtedness that Mirant or MAG may enter into from time to time, ratably determined in accordance with the aggregate principal amount of the indebtedness outstanding thereunder, in an amount not exceeding the unpaid amount then due and payable under the Mirant Term B Facility, the Mirant Revolving Facility, the MAEM Secured Guaranty, the New Secured Notes, the New MAG Notes and such future indebtedness, respectively; and

•	fourth, any surplus to the applicable Grantor Subsidiary, any person lawfully entitled to such surplus or as directed by a court of competent jurisdiction;

provided, however, that net cash proceeds from (i) certain permitted asset sales above the first $561 million realized from such sales after the Closing Date and (ii) certain insurance or condemnation proceeds in excess of $20 million that (in the case of insurance proceeds) are not committed within 180 days of the relevant loss event to replacement of the insured property, will be applied first, to the payment of the lenders under the MAG Secured Credit Facility, the Mirant Term A Facility and the Mirant Liquidity Facility, ratably determined in accordance with the aggregate principal amount of the indebtedness outstanding thereunder, and second to the payment of the lenders under the Mirant Revolving Facility and Mirant Term B Facility and the holders of the MAEM Secured Guaranty, ratably determined in accordance with the aggregate principal amount of the indebtedness outstanding thereunder.

      Under the In-Court Alternative, upon a foreclosure or other exercise of remedies, the Collateral Agent will distribute the proceeds of any such foreclosure in the following order of priority:

•	first, to the payment of the Collateral Agent’s reasonable and documented out-of-pocket costs and expenses of such foreclosure;

•	second, to the payment of the lenders under the MAG Secured Credit Facility, the Mirant Exit Facility and certain future indebtedness that Mirant or MAG may enter into from time to time, ratably determined in accordance with the aggregate principal amount of the indebtedness outstanding thereunder, in an amount not exceeding the unpaid amount then due and payable under the MAG Secured Credit Facility, the Mirant Exit Facility and such future indebtedness, respectively;

•	third, to the payment of the lenders under the Mirant Term Loan Facility, the holders of the MAEM Secured Guaranty, the New Secured Notes, the New MAG Notes and certain future indebtedness that Mirant or MAG may enter into from time to time, ratably determined in accordance with the aggregate principal amount of the indebtedness outstanding thereunder, in an amount not exceeding the unpaid amount then due and payable under the Mirant Term Loan Facility, the MAEM Secured Guaranty, the New Secured Notes, the New MAG Notes and such future indebtedness, respectively; and

•	fourth, any surplus to the applicable Grantor Subsidiary, any person lawfully entitled to such surplus or as directed by a court of competent jurisdiction;

provided, however, that net cash proceeds from (i) certain permitted asset sales above the first $561 million realized from such sales after the Closing Date and (ii) certain insurance or condemnation proceeds in excess of $20 million that (in the case of insurance proceeds) are not committed within 180 days of the relevant loss event to replacement of the insured property, will be applied first, to the payment of the lenders under the MAG Secured Credit Facility and the Mirant Exit Facility, and second to the payment of the lenders under the Mirant Term Loan Facility and the holders of the MAEM Secured Guaranty, ratably determined in accordance with the aggregate principal amount of the indebtedness outstanding thereunder.

      If any beneficiary of the Second-Priority Liens receives proceeds of Collateral other than in accordance with the order of payments described above, it will promptly turn over such proceeds to the Collateral Agent for application as described above.

Indemnification of Collateral Agent

      The Intercreditor Agreement provides for indemnification of the Collateral Agent by the Secured Parties, ratably in accordance with the amount of the secured obligations held by each Secured Party, for any liabilities or expenses related to the secured obligations and enforcement thereof. The Collateral Agent’s right to indemnification by the Secured Parties is limited to liabilities and expenses that have not been reimbursed by Mirant, MAG, MAEM or the Grantor Subsidiaries or with the proceeds of Collateral and that do not arise from the Collateral Agent’s willful misconduct or gross negligence.

THE PLAN OF REORGANIZATION

      MIRANT HAS NOT COMMENCED A CHAPTER 11 CASE, NOR HAS IT TAKEN ANY CORPORATE ACTION AUTHORIZING THE COMMENCEMENT OF SUCH A CASE. IF THE EXCHANGE OFFERS CANNOT BE CONSUMMATED THROUGH THE OUT-OF-COURT ALTERNATIVE, HOWEVER, MIRANT MAY COMMENCE A CHAPTER 11 CASE UNDER THE BANKRUPTCY CODE TO RESTRUCTURE ITS FINANCIAL AFFAIRS. THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT SOLICITS THE NOTEHOLDERS’ AND MIRANT BANK LENDERS’ ADVANCE ACCEPTANCE OF THE PLAN OF REORGANIZATION, A COPY OF WHICH IS ATTACHED TO THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT AS APPENDIX I, AND WHICH CONTAINS IMPORTANT INFORMATION RELEVANT TO THE NOTEHOLDERS’ AND MIRANT BANK LENDERS’ DECISION TO ACCEPT THE PLAN OF REORGANIZATION. PLEASE READ THE PLAN OF REORGANIZATION COMPLETELY AND CAREFULLY.

      To enhance the likelihood that we will succeed in our restructuring efforts, we have formulated the Plan of Reorganization for our reorganization under Chapter 11 of the Bankruptcy Code. The Plan of Reorganization covers Mirant and certain of our subsidiaries: Mirant Americas Energy Marketing, LP, Mirant Americas Development Capital, LLC and others that we may determine are necessary, and generally provides the same benefits to Mirant, Noteholders, Mirant Bank Lenders and the MAEM Lender as would the consummation of the Exchange Offers. In the event that sufficient tenders and consents have not been received from Noteholders, Mirant Bank Lenders and the MAEM Lender to permit consummation of the Out-of-Court Alternative, but sufficient Ballots signifying acceptance of the Plan of Reorganization, in the judgment of our boards of directors, are received to confirm the Plan of Reorganization, we may file voluntary petitions under Chapter 11 of the Bankruptcy Code and use such acceptances to seek confirmation of the Plan of Reorganization. If the Plan of Reorganization is confirmed and consummated, all Noteholders, Mirant Bank Lenders and the MAEM Lender would receive substantially the same consideration in exchange for their Exchange Offer Securities as they would have received in the Out-of-Court Alternative, whether or not they vote for acceptance of the Plan of Reorganization.

Glossary

      Set forth below is a glossary of certain terms used in the description of the Plan of Reorganization. To the extent that terms are defined differently in the Glossary and elsewhere in this Offering Circular and Disclosure Statement, for the purposes of this section only, the definitions in this Glossary are controlling. To the extent not defined in this Glossary or otherwise defined in this Offering Circular and Disclosure Statement, capitalized terms used in the description of the Plan of Reorganization have the meanings ascribed to them in Article I of the Plan of Reorganization attached hereto as Appendix I.

2.5% Convertible Senior Debenture Claims	means Claims of 2.5% Convertible Senior Debenture Holders arising under, or as a consequence of owning, the 2.5% Convertible Senior Debentures.

2.5% Convertible Senior Debenture Holder	means a holder of 2.5% Convertible Senior Debentures.

2.5% Convertible Senior Debentures	means those certain 2.5% convertible senior debentures due 2021, issued by Mirant in the aggregate principal amount of $750,000,000 pursuant to the Indenture dated May 31, 2001, between Mirant and Bankers Trust Company, as trustee, as such indenture has been or may be amended or supplemented from time to time.

7.4% Senior Note Claims	means Claims of 7.4% Senior Note Holders arising under, or as a consequence of owning, the 7.4% Senior Notes.

7.4% Senior Note Holder	means a holder of 7.4% Senior Notes.

7.4% Senior Notes	means those certain 7.4% senior notes due 2004, issued by Mirant in the aggregate principal amount of $200,000,000 pursuant to the Mirant Fiscal Agency Agreement.

Administrative Claim	means a Claim incurred by a Debtor (or its Estate) on or after the Petition Date and before the Effective Date for a cost or expense of administration in the Chapter 11 Cases that is entitled to priority under sections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, Fee Claims and DIP Claims.

Affiliate	means, with respect to any Person, all Persons that would fall within the definition assigned to such term in section 101(2) of the Bankruptcy Code, if such Person were a debtor in a case under the Bankruptcy Code.

Allowed	means:

(i) with respect to any Claim, except for a Claim that is an Administrative Claim or a Letter of Credit Claim, such Claim to the extent it is not a Contested Claim as of the Effective Date.

(ii) with respect to an Administrative Claim, an Administrative Claim that has become fixed in amount pursuant to the procedures set forth in Section 5.2 of the Plan of Reorganization;

(iii) with respect to a Letter of Credit Claim, a Letter of Credit Claim when the reimbursement obligation to the holder of the Letter of Credit Claim has become noncontingent and fixed as a result of a draw on the underlying letter of credit by the counterparty thereto; and

(iv) with respect to Equity Interests, the Equity Interests in any Debtor as reflected in the stock transfer register of such Debtor as of the Effective Date.

Assets	means, with respect to any Debtor, all of such Debtors’ right, title and interest of any nature in property of any kind, wherever located, as specified in section 541 of the Bankruptcy Code.

Avoidance Actions	means all Causes of Action of the Estates that arise under the Bankruptcy Code, including, but not limited to, all preference, fraudulent transfer, and other Causes of Action arising under Chapter 5 of the Bankruptcy Code.

Ballot	means each of the ballot forms distributed with the Offering Circular and Disclosure Statement to each holder of an impaired Claim or impaired Equity Interest entitled to vote under Section 6.1 of the Plan of Reorganization in connection with the solicitation of acceptances of the Plan of Reorganization, for purposes of indicating acceptance or rejection of the Plan of Reorganization.

Bankruptcy Code	means the Bankruptcy Reform Act of 1978, as codified at title 11 of the United States Code and as amended from time to time as applicable to the Chapter 11 Cases.

Bankruptcy Court	means the United States District Court having jurisdiction over the Chapter 11 Cases and, to the extent any reference is made pursuant to section 157 of title 28 of the United States Code or the General Order of the District Court pursuant to section 151 of Title 28 of the United States Code, the bankruptcy unit of such United States District Court.

Bankruptcy Rules	means, collectively, the Federal Rules of Bankruptcy Procedure promulgated under section 2075 of title 28 of the United States Code and the Official Bankruptcy Forms, the Federal Rules of Civil Procedure, as applicable to the Chapter 11 Cases or proceedings therein, and the Local Rules of the Bankruptcy Court, all as now in effect or hereafter amended, and as applicable to the Chapter 11 Cases.

Bar Date Notice	means the Notice of Bar Dates for Filing Proofs of Claim Against the Debtors, as approved by order of the Bankruptcy Court.

Blackstone	means The Blackstone Group, L.P.

Business Day	means any day, excluding Saturdays, Sundays or “legal holidays” (as defined in Bankruptcy Rule 9006(a)), on which commercial banks are open for business in New York, New York.

Cash	means legal tender of the United States of America or readily marketable direct obligations of, or obligations guaranteed by, the United States of America.

Causes of Action	means all claims, rights, actions, causes of action, liabilities, obligations, suits, debts, remedies, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages or judgments, whether known or unknown and whether asserted or unasserted.

Chapter 11 Cases	means the cases under Chapter 11 of the Bankruptcy Code commenced by the Debtors.

Citibank “C” Facility	means that certain credit facility, dated April 1, 1999, in the aggregate principal amount of $450,000,000, between Southern Energy, Inc. n/k/a Mirant, as borrower, and Citibank N.A., as initial lender and agent, with a maturity date of April 1, 2004, and all related documents, instruments and agreements as they have been or may be amended or supplemented from time to time.

Citibank “C” Facility Claim	means a Claim, other than a Letter of Credit Claim, arising under the Citibank “C” Facility.

Claim	means (i) any right to payment from a Debtor, whether or not such right is known or unknown, reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured, (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a right of payment from a Debtor, whether or not such right to an equitable remedy is known or unknown, reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured or (iii) any right under section 502(h) of the Bankruptcy Code.

Claims Agent	means the entity designated by order of the Bankruptcy Court to process proofs of claim.

Closing Fee	means a fee equal to 0.5% of the total amount outstanding, as of the Effective Date, under the Mirant Impaired Notes, payable in Cash.

Class	means a category of holders of Claims or Equity Interests, as described in Article II of the Plan of Reorganization.

Collateral	means the tangible and intangible property, assets and the interests of Mirant and certain of its Affiliates that will be pledged to and for the benefit of the Secured Parties to secure payment of the obligations under the Exit Facility, the New Mirant Secured Credit Facility, the New MAG Secured Credit Facility, the New Mirant Indenture, the New MAG Indenture, the New Mirant 8.25% Senior Secured Notes, the New MAG 8.25% Senior Secured Notes, and the New MAEM Term Notes, as such property, assets and interests are identified and as set forth in the Security Documents.

Collateral Agent	means the Person appointed to act as collateral agent for the Senior Secured Parties and the Junior Secured Parties under the Security Documents.

Commodity Prepay Facility	means (i) the ISDA Master Agreement, dated October 11, 2001, between MAEM and HVB Risk Management Products Inc. and (ii) the ISDA Master Agreement, dated October 11, 2001, between MAEM and Scarlett Resource Merchants LLC, and in each case, all related documents, instruments and agreements, as they have been or may be amended or supplemented from time to time.

Commodity Prepay Facility Claim	means a Claim against MAEM arising under the Commodity Prepay Facility.

Commodity Prepay Facility Guaranty	means the Guaranties, dated October 11, 2001, in favor of each of HVB Risk Management Products Inc. and Scarlett Resource Merchants LLC, pursuant to which Mirant guaranteed MAEM’s obligations and all related documents, instruments and agreements, as they have been or may be amended or supplemented from time to time.

Commodity Prepay Facility Guaranty Claim	means a Claim against Mirant arising under the Commodity Prepay Facility Guaranty.

Common Stock	means the common stock, par value $.01, issued by Mirant prior to the Petition Date.

Confirmation	means entry by the Bankruptcy Court of the Confirmation Order.

Confirmation Date	means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order on the docket of the Bankruptcy Court.

Confirmation Hearing	means the hearing held by the Bankruptcy Court, as it may be continued from time to time, on confirmation of the Plan of Reorganization.

Confirmation Order	means the order of the Bankruptcy Court confirming the Plan of Reorganization under section 1129 of the Bankruptcy Code.

Contested Claim	means a Claim (i) to the extent it is listed in the Schedules as disputed, contingent, or unliquidated, in whole or in part, and as to which no proof of claim has been filed, (ii) that is listed in the Schedules as undisputed, liquidated, and not contingent and as to which a proof of claim has been filed with the Bankruptcy Court, to the extent (A) the proof of claim amount exceeds the amount indicated in the Schedules, or (B) the proof of claim priority differs from the priority set forth in the Schedules, in each case as to which an objection was filed by the Objection Deadline, unless and to the extent allowed in amount and/or priority by a Final Order of the Bankruptcy Court, (iii) that is not listed in the Schedules or was listed in the Schedules as disputed, contingent or unliquidated, in whole or in part, but as to which a proof of claim has been filed with the Bankruptcy Court, in each case as to which an objection was filed by the Objection Deadline, unless and to the extent allowed in amount and/or priority by a Final Order of the Bankruptcy Court, or (iv) as to which an objection has been filed on or before the Effective Date; provided, that a Claim that is fixed in amount and priority pursuant to the Plan of Reorganization or by Final Order on or before the Effective Date shall not be a Contested Claim; and provided, further, that a Letter of Credit Claim shall be a Contested Claim unless and until the reimbursement obligations thereunder are no longer contingent, whereupon such Letter of Credit Claim shall become an Allowed Mirant Bank Claim.

CSFB 364-day Revolver	means that certain credit facility, dated July 17, 2001, in the aggregate principal amount of $1,125,000,000, between Mirant, as borrower, the initial lenders named therein, and Credit Suisse First Boston, as administrative agent, and having a maturity date of July 17, 2003, and all related documents, instruments and agreements, as they have been or may be amended or supplemented from time to time.

CSFB 364-day Revolver Claim	means a Claim arising under the CSFB 364-day Revolver.

CSFB 4-year Revolver	means that certain credit facility, dated July 17, 2001, in the aggregate principal amount of $1,125,000,000, between Mirant, as borrower, the initial lenders named therein, and Credit Suisse First Boston, as administrative agent, and having a maturity date of July 17, 2005, and all related documents, instruments and agreements, as they have been or may be amended or supplemented from time to time.

CSFB 4-year Revolver Claim	means a Claim, other than a Letter of Credit Claim, arising under the CSFB 4-year Revolver.

Debtor	means, individually, any of Mirant, MAEM, MADCI and the Other Debtors, and collectively, Mirant, MAEM, MADCI and the Other Debtors.

Debtor in Possession	means any Debtor, in its capacity as a debtor in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

DIP Agent	means the agent for the DIP Lenders under the DIP Credit Agreement.

DIP Claims	means the Claims of the DIP Lenders under the DIP Credit Agreement and the DIP Order.

DIP Credit Agreement	means the credit agreement to be entered into by the Debtors as borrowers, certain of their Affiliates as pledgors, the DIP Agent, and the DIP Lenders, in connection with the Chapter 11 Cases, pursuant to which the Debtors shall be permitted to make borrowings prior to the Effective Date, to the extent approved by the DIP Order, together with all documents, instruments and agreements executed or entered into in connection therewith, and any amendments thereto.

DIP Lenders	means the lenders under the DIP Credit Agreement.

DIP Order	means, collectively, the order(s) of the Bankruptcy Court approving the DIP Credit Agreement, authorizing the Debtors in Possession that are parties thereto to enter into the DIP Credit Agreement, granting certain rights, protections and liens to and for the benefit of the DIP Lenders as set forth in the DIP Order, and authorizing the Debtors to make borrowings under the DIP Credit Agreement.

Disallowed	means, when used with respect to a Claim, a Claim, or such portion of a Claim, as has been disallowed by a Final Order.

Disbursing Agent	means Mirant, acting on behalf of the Debtors, which shall (i) make the Plan Distributions contemplated through the Plan of Reorganization, the Confirmation Order, or any other relevant Final Order, and (ii) perform any other act or task that is or may be delegated to the Disbursing Agent through the Plan of Reorganization.

Distribution Date	means, with respect to any Claim, (i) the Effective Date, if such Claim is then an Allowed Claim, or (ii) a date that is as soon as reasonably practicable after the date such Claim becomes Allowed, if not Allowed on the Effective Date.

Effective Date	means a date selected by the Debtors, which shall be a Business Day that is no later than thirty Business Days after all of the conditions specified in Section 10.2 of the Plan of Reorganization have been satisfied or waived (to the extent waivable).

Equipment Warehouse Facility	means (i) the Participation Agreement, dated October 22, 2001, among MADCI, as contract agent and lessee, the MC Equipment Revolver Statutory Trust, State Street Bank and Trust Company of Connecticut, National Association, as trustee, the persons named therein as Note Holders and Certificate Holders and Citibank, N.A. as agent and (ii) the Lease Agreement, dated October 22, 2001, among MC Equipment Revolver Statutory Trust, as lessor, and MADCI, as lessee, and all related documents, instruments and agreements, as they have been or may be amended or supplemented from time to time, which are collectively defined in the first part of this Offering Circular and Disclosure Statement as the “Turbine Facility.”

Equipment Warehouse Facility Claim	means a Claim arising under the Equipment Warehouse Facility.

Equipment Warehouse Facility Guaranty	means the Guaranty in respect of the Equipment Warehouse Facility, dated October 22, 2001, among Mirant and MC Equipment Revolver Statutory Trust, and all related documents, instruments and agreements, as they have been or may be amended or supplemented from time to time.

Equipment Warehouse Facility Guaranty Claim	means a Claim against Mirant arising under the Equipment Warehouse Facility Guaranty.

Equity Interest	means any outstanding ownership interest in any of the Debtors, including, without limitation, interests evidenced by common or preferred stock, membership interests and options or other rights to purchase any ownership interest in any of the Debtors.

Estate	means the estate of any Debtor created by section 541 of the Bankruptcy Code upon the commencement of the Chapter 11 Cases.

Exchange Act	means the Securities Exchange Act of 1934, as amended from time to time, and any successor statutes.

Exit Facility Agent	means the agent for the Exit Lenders under the Exit Facility Agreement.

Exit Facility	means that certain credit facility to be dated on or about the Effective Date and to be entered into between the Debtors as borrowers, certain of their Affiliates as pledgors, the Exit Facility Agent and the Exit Lenders, in an amount not greater than $800 million, and all related documents, instruments and agreements entered into or executed in connection therewith, the proceeds of which will be available for use by the Debtors to repay all amounts outstanding as of the Effective Date under the DIP Credit Agreement, make Plan Distributions and to satisfy general working capital requirements of Mirant and its direct and indirect subsidiaries on and after the Effective Date. The Exit Facility Agreement will be filed with the Bankruptcy Court as a Plan Document.

Exit Lenders	means the lenders under the Exit Facility Agreement.

Fee Application	means an application for allowance and payment of a Fee Claim (including any Claim for “substantial contribution” pursuant to section 503(b) of the Bankruptcy Code).

Fee Claim	means a Claim of a Professional Person.

Final Order	means (i) an order or judgment of the Bankruptcy Court or any other court or adjudicative body as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending or (ii) in the event that an appeal, writ of certiorari, reargument, or rehearing thereof has been sought, such order of the Bankruptcy Court or any other court or adjudicative body shall have been affirmed by the highest court to which such order was appealed, or certiorari has been denied, or from which reargument or rehearing was sought, and the time to take any further appeal, petition for certiorari or move for reargument or rehearing shall have expired; provided, that no order will fail to be a Final Order solely because of the possibility that a motion pursuant to Rule 60 of the Federal Rules of Civil Procedure or Bankruptcy Rule 9024 may be filed with respect to such order.

General Unsecured Claims	means Unsecured Claims, other than Mirant Bank Claims, Mirant Impaired Note Claims, Commodity Prepay Facility Claims, Commodity Prepay Facility Guaranty Claims, Equipment Warehouse Facility Claims and Securities Claims.

Impaired Note Indentures	means the indentures and agreements pursuant to which the 2.5% Convertible Senior Debentures and 7.4% Senior Notes were issued, to the extent they relate to such securities.

Intercreditor Agreement	means that certain intercreditor agreement to be entered into by, among others, Mirant and its direct and indirect subsidiaries, the Collateral Agent, the New Indenture Trustees, the New Mirant Agents, the holders of the New MAEM Term Notes, the New MAG Agent and the Exit Facility Agent governing the rights, claims, remedies and priorities of the Secured Parties with respect to the Collateral. The Intercreditor Agreement will be filed with the Bankruptcy Court as a Plan Document.

Internal Revenue Code	means the Internal Revenue Code of 1986, as amended, and any applicable rulings, regulations (including temporary and proposed regulations) promulgated thereunder, judicial decisions, notices, announcements, and other releases of the United States Treasury Department or the IRS.

IRS	means the United States Internal Revenue Service.

Junior Secured Parties	means the Collateral Agent, the New Indenture Trustees, holders of the New Mirant 8.25% Senior Secured Notes, holders of the New MAEM Term Note, holders of the New MAG 8.25% Senior Secured Notes, the New Mirant Agents and the New Mirant Lenders, each of which will receive the benefit of junior security interests and liens in and to the Collateral pursuant to the Security Documents and the Intercreditor Agreement.

Letter of Credit Claim	means a Claim for reimbursement arising under a letter of credit issued by a lender under either the CSFB 4-year Revolver or the Citibank “C” Facility that is outstanding and undrawn as of the Petition Date which Claim will be contingent until the letter of credit is drawn, if at all, whereupon such claim would become non-contingent.

MADCI	means Mirant Americas Development Capital, LLC, a Delaware limited liability company, one of the Debtors and Debtors in Possession.

MAEM	means Mirant Americas Energy Marketing, LP, a Delaware limited partnership, one of the Debtors and Debtors in Possession.

MAG	means Mirant Americas Generation, LLC, a Delaware limited liability company, formerly known as Mirant Americas Generation, Inc., a Delaware corporation.

Mirant	means Mirant Corporation, a Delaware corporation, formerly known as Southern Energy, Inc., a Delaware corporation, one of the Debtors and Debtors in Possession.

Mirant Bank Claims	means the CSFB 364-day Revolver Claims, the Citibank “C” Facility Claims, the CSFB 4-year Revolver Claims, Letter of Credit Claims and the Equipment Warehouse Facility Guaranty Claims.

Mirant Fiscal Agency Agreement	means the Fiscal Agency Agreement, dated July 26, 1999, between Southern Energy, Inc. n/k/a Mirant, as issuer, and Bankers Trust Company, as Fiscal Agent, transfer agent, registrar and paying agent, as such agreement has been or may be amended or supplemented from time to time, which is defined in the first part of this Offering Circular and Disclosure Statement as the “Fiscal Agency Agreement.”

Mirant Impaired Note Claims	means the 2.5% Convertible Senior Note Claims and the 7.4% Senior Note Claims.

Mirant Impaired Notes	means the 2.5% Convertible Senior Debentures and the 7.4% Senior Notes, which are defined in the first part of this Offering Circular and Disclosure Statement as the “Exchange Offer Securities.”

New Constituent Documents	means the by-laws, certificates of incorporation, partnership agreements, or limited liability company membership agreements, as applicable, for each of the Debtors, as amended and restated as of the Effective Date, among other things, to (i) prohibit the issuance of non-voting equity securities by such Debtor as required by section 1123(a)(6) of the Bankruptcy Code and (ii) otherwise give effect to the provisions of this Plan of Reorganization. The New Constituent Documents will be filed with the Bankruptcy Court as Plan Documents.

New Indenture Trustees	means the Person or Persons appointed to act as the indenture trustees under the New Mirant Indenture and the New MAG Indenture.

New MAEM Term Notes	means the new unsecured term notes to be dated as of the Effective Date in the aggregate principal amount of $225 million pursuant to which the Commodity Prepay Facility Claims will be satisfied under the Plan of Reorganization, which are defined in the first part of this Offering Circular and Disclosure Statement as the “MAEM Credit Facility.” The New MAEM Term Note will be filed with the Bankruptcy Court as a Plan Document.

New MAEM Term Note Guaranty	means the new secured guaranty to be issued by Mirant in respect of the New MAEM Term Notes pursuant to which the Commodity Prepay Facility Guaranty Claim will be satisfied under the Plan of Reorganization which is defined and described in the first part of this Offering Circular and Disclosure Statement as the “MAEM Credit

Facility Guaranty”. The New MAEM Term Note Guaranty will be filed with the Bankruptcy Court as a Plan Document.

New MAG 8.25% Senior Secured Notes	means those 8.25% senior secured notes due July 15, 2008, to be issued by MAG pursuant to the New MAG Indenture.

New MAG Agent	means the Person or Persons appointed to act as administrative agent under the New MAG Secured Credit Facility.

New MAG Indenture	means that certain indenture to be dated as of the Effective Date and to be entered into between MAG, as issuer, and the relevant New Indenture Trustee, as trustee, pursuant to which MAG will issue the New MAG 8.25% Senior Secured Notes.

New MAG Lender	means each lender under the New MAG Secured Credit Facility.

New MAG Secured Credit Facility	means the new secured credit agreement to be dated on or about the Effective Date in the aggregate principal amount of $300 million, which is defined in the first part of this Offering Circular and Disclosure Statement as the “MAG Secured Credit Facility.”

New Mirant 8.25% Senior Secured Notes	means those 8.25% senior secured notes due July 15, 2008, to be issued by Mirant pursuant to the New Mirant Indenture on or about the Effective Date pursuant to which the 2.5% Convertible Senior Debenture Claims and the 7.4% Senior Note Claims will be satisfied under the Plan of Reorganization.

New Mirant Agents	means the Person or Persons appointed to act as administrative agents under the New Mirant Secured Credit Facility.

New Mirant Indenture	means that certain indenture to be dated as of the Effective Date and to be entered into between Mirant, as issuer, and the relevant New Indenture Trustee, as trustee, pursuant to which Mirant will issue the New Mirant 8.25% Senior Secured Notes, as contemplated by the Plan of Reorganization and which is defined in the first part of this Offering Circular and Disclosure Statement as the “New Secured Notes Indenture.” The New Mirant Indenture will be filed with the Bankruptcy Court as a Plan Document.

New Mirant Lender	means each lender under the New Mirant Secured Credit Facility.

New Mirant Secured Credit Facility	means the new secured term loan credit facility to be dated as of the Effective Date in the aggregate principal amount of up to approximately $2.925 billion, pursuant to which the Allowed Mirant Bank Claims will be satisfied under the Plan of Reorganization, which is defined in the first part of this Offering Circular and Disclosure Statement as the “Mirant Term Loan Facility.” The New Mirant Secured Credit Facility will be filed with the Bankruptcy Court as a Plan Document.

New Mirant Warrant Agreement	means an agreement to be entered into between Mirant, as issuer, the Warrant Agent and the holders from time to time of the New Mirant Warrants, relating to the issuance of, and governing the terms and conditions of, the New Mirant Warrants.

New Mirant Warrants	means warrants to be issued by Mirant to the New Mirant Lenders pursuant sub-paragraph (ii) of Section 4.1(c) of the Plan, to the holders of the New Mirant 8.25% Senior Secured Notes pursuant to sub-paragraph (ii) of Section 4.1(d) of the Plan, to the holders of the New MAEM Term Notes pursuant to sub-paragraph (ii) of Section 4.2(c) of the Plan and to the New MAG Lenders to purchase up to 34,088,334 shares of Mirant’s outstanding common stock upon the Effective Date. The strike price for the New Mirant Warrants (if granted) will be equal to 120% of the average closing price of Mirant common stock as quoted on the New York Stock Exchange for the thirty (30) consecutive trading days ending six months from the Effective Date. The New Mirant Warrants will be exercisable for a period of seven years beginning on the day that is six months after the date they are granted; provided, that the New Mirant Warrants will not be exercisable for six months from the date they are granted and unless and until a registration statement relating to the common stock underlying the Warrants has become effective.

Notice of Confirmation	means the notice of entry of the Confirmation Order to be mailed by the Claims Agent to holders of Claims and Equity Interests.

Offering Circular and Disclosure Statement	means the Offering Circular and Disclosure Statement of Mirant dated June 30, 2003 and all other materials distributed to the holders of Mirant Bank Claims, Commodity Prepay Facility Claims, Commodity Prepay Facility Guaranty Claims, Equipment Warehouse Facility Claims and Mirant Impaired Note Claims in connection with the solicitation prior to the Petition Date of their votes with respect to the Plan of Reorganization.

Objection Deadline	means the deadline for filing objections to Claims as set forth in Section 9.1 of the Plan of Reorganization.

Other Debtors	means the Person or Persons listed in Exhibit 1 (as the same may be amended from time to time in accordance with Section 14.14 of the Plan of Reorganization), each such Person being one of the Debtors and Debtors in Possession.

Person	means an individual, corporation, partnership, limited liability company, joint venture, trust, estate, unincorporated association, unincorporated organization, governmental entity, or political subdivision thereof, or any other entity.

Petition Date	means the date on which the Chapter 11 Cases are commenced.

Plan Distribution	means the payment or distribution through the Plan of Cash, Assets, or instruments evidencing an obligation of any Debtor, as applicable, to the holder of an Allowed Claim.

Plan Documents	means the documents that aid in effectuating the Plan of Reorganization as specifically identified as such herein and filed with the Bankruptcy Court as specified in Section 1.5 of the Plan.

Plan of Reorganization	means the Chapter 11 plan of reorganization of the Debtors, including the Plan Documents and all supplements, appendices and schedules thereto, either in its present form or as it may be amended, supple-

mented, or otherwise modified from time to time, and the exhibits and schedules hereto, as the same may be in effect at the time such reference becomes operative.

Post-Confirmation Interest	means simple interest at a rate as the Bankruptcy Court may determine at the Confirmation Hearing is appropriate, such interest to accrue from the Distribution Date to the date of actual payment with respect to such Claim.

Priority Claim	means any Claim to the extent such Claim is entitled to priority in right of payment under section 507(a) of the Bankruptcy Code, other than Secured Claims, Administrative Claims, and Tax Claims.

Professional Person	means a Person retained or to be compensated for services rendered or costs incurred on or after the Petition Date and on or prior to the Effective Date pursuant to sections 327, 328, 329, 330, 503(b) or 1103 of the Bankruptcy Code in the Chapter 11 Cases.

pro rata	means, at any time, the proportion that Face Amount of a Claim in a particular Class bears to the aggregate Face Amount of all Claims (including Disputed Claims, but excluding Disallowed Claims) in that Class, unless the Plan of Reorganization provides otherwise.

Reorganized Debtors	means the Debtors, on or after the Effective Date.

Reorganized Mirant	means Mirant, or any successors thereto by merger, consolidation, or otherwise, on or after the Effective Date.

Schedules	means the schedules of assets and liabilities and the statements of financial affairs filed by the Debtors with the Bankruptcy Court, if any, under section 521 of the Bankruptcy Code and in conformity with the Official Bankruptcy Forms of the Bankruptcy Rules, as such schedules and statements may be amended or supplemented by the Debtors in Possession from time to time in accordance with Bankruptcy Rule 1009.

Secured Claim	means (i) a Claim (other than a DIP Claim) secured by a lien on any Assets, which lien is valid, perfected, and enforceable under applicable law and is not subject to avoidance under the Bankruptcy Code or applicable non-bankruptcy law, and which is duly established in the Chapter 11 Cases, but only to the extent of the value of the holder’s interest in the collateral that secures payment of the Claim, (ii) a Claim against the Debtors that is subject to a valid right of recoupment or setoff under section 553 of the Bankruptcy Code, but only to the extent of the Allowed amount subject to recoupment or setoff as provided in section 506(a) of the Bankruptcy Code and (iii) a Claim allowed through the Plan of Reorganization as a Secured Claim.

Secured Parties	means the Senior Secured Parties and the Junior Secured Parties.

Securities Act	means the Securities Act of 1933, 15 U.S.C. §§ 77c-77aa, as amended from time to time and any successor statutes.

Securities Litigation	means that certain litigation commenced against Mirant in the United States District Court for the Northern District of Georgia and the

United States District Court for the Northern District of California, alleging among other things, violation by Mirant of sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and seeking unspecified damages including compensatory damages.

Securities Claim	means a Claim arising, on or prior to the Petition Date, (i) under the Securities Litigation or (ii) from the rescission of a purchase or sale of a security of Mirant, for damages arising from the purchase or sale of such security or for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such a Claim.

Security Documents	means those stock pledge agreements, security agreements, mortgages and similar documents granting the Collateral Agent liens and security interests in and to the Collateral for the benefit of the Secured Parties. The Security Documents will be filed with the Bankruptcy Court as Plan Documents.

Senior Secured Parties	means the New MAG Agent, the New MAG Lenders, the Exit Facility Agent and the Exit Lenders, each of which will receive the benefit of senior security interests and liens in and to the Collateral pursuant to the Security Documents and the Intercreditor Agreement.

Subordinated Claim	means a Claim against any Debtor that is subject to being subordinated pursuant to section 510 of the Bankruptcy Code other than a Securities Claim.

Solicitation Agent	means Innisfree M&A Incorporated, in its capacity as information and voting agent for the Debtors.

Solicitation Package	means a copy of this Offering Circular and Disclosure Statement (including all Exhibits) and related materials and, where appropriate, Ballots.

Statement	means the statement of financial affairs, if any, prepared and Filed by the Debtors under section 521 of the Bankruptcy Code and Rule 1007 of the Federal Rules of Bankruptcy Procedure.

Tax Claim	means a Claim against any of the Debtors that is of a kind specified in section 507(a)(8) of the Bankruptcy Code.

Unsecured Claim	means a Claim against the Debtor, other than an Administrative Claim, a Priority Claim, a Tax Claim or a Secured Claim.

Voting Deadline	means July 14, 2003.

Voting Record Date	means May 30, 2003.

Warrant Agent	means the Person or Persons appointed to act as the warrant agent under the New Mirant Warrant Agreement.

Reasons for the Solicitation; Recommendation

      The solicitation is being conducted at this time to obtain (prior to the filing of any voluntary petition for reorganization of the Debtor under Chapter 11 of the Bankruptcy Code) the requisite acceptances of the Plan of Reorganization. We anticipate that by conducting the solicitation in advance of commencing any Chapter 11 Cases, if the Chapter 11 Cases were commenced, the duration of the Chapter 11 Cases would be significantly shortened, and the administration of the cases, which otherwise could be lengthy, complex, and extremely expensive, would be greatly simplified and much less costly. The Bankruptcy Code defines “acceptance” of a plan by a class of claims as acceptance by creditors in that class that hold at least two-thirds in dollar amount and more than one-half in number of the claims that cast ballots for acceptance or rejection of the Plan.

Anticipated Events During the Chapter 11 Cases

      We may commence a bankruptcy case for any reason. If we choose to do so, from and after the Petition Date, we would continue to operate our businesses and manage our properties as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

      We do not expect the Chapter 11 Cases to be protracted. To expedite our emergence from Chapter 11, we would seek, among other things, the relief detailed below from the Bankruptcy Court on the Petition Date. If granted, this relief would facilitate the administration of the Chapter 11 Cases. There can be no assurance, however, that the Bankruptcy Court would grant the requested relief.

Applications for Retention of Mirant’s Professionals

      The Debtors would seek retention of certain professionals, who were intimately involved with the negotiation and development of the Restructuring Transactions and the Plan of Reorganization, to represent them and assist them in connection with the Chapter 11 Cases. These professionals include, among others: (i) White & Case LLP, as bankruptcy counsel for the Debtors, and (ii) Skadden, Arps, Slate, Meagher & Flom LLP and its affiliates, as special corporate counsel for the Debtors. The Debtors also would seek authority to retain certain professionals to assist with the operation of the Debtors’ business in the ordinary course; these so-called “ordinary course professionals” would not be involved in the administration of the Chapter 11 Cases.

Motion to Approve Combined Offering Circular and Disclosure Statement and Confirmation Hearing

      The Debtors would seek a combined Confirmation Hearing and hearing on the adequacy of this Offering Circular and Disclosure Statement on the earliest date which is convenient for the Bankruptcy Court. At the hearing, The Debtors would seek approval of this Offering Circular and Disclosure Statement and confirmation of the Plan of Reorganization pursuant to sections 1125, 1128 and 1129 of the Bankruptcy Code. At that time, the Debtors also would request the Bankruptcy Court to approve the prepetition solicitation of votes on the Plan of Reorganization.

      Pursuant to the Bankruptcy Rules, the Debtors would be required to provide notice of the hearing to approve this Offering Circular and Disclosure Statement and confirmation of the Plan of Reorganization to creditors and equity holders. Because several classes of Claims are unimpaired under the Plan and would pass through the Chapter 11 Cases unaffected, the Debtors would request that it be authorized to provide only publication notice of the events set forth above in several newspapers of national circulation to holders.

Motion to Continue Using Existing Cash Management Systems

      Because the Debtors expect the Chapter 11 Cases to be pending for between 60 to 90 days, and because of the administrative hardship that any operating changes would impose, the Debtors would seek authority to continue using their existing cash management system, bank accounts and business forms and to follow their internal investment and deposit guidelines. Absent the Bankruptcy Court’s authorization of the continued use of the cash management system, cash flow among Mirant and its subsidiaries would be impeded to the detriment of the Debtors’ Estates and their creditors.

      Continued use of their existing cash management system would facilitate the Debtors’ smooth and orderly transition into the Chapter 11 Cases, minimize the disruption of their business while in Chapter 11, and expedite their emergence from Chapter 11. As a result of set-up time and expenses, requiring the Debtors to adopt and implement a new cash management system would likely increase the costs of the Chapter 11 Cases. For the same reasons, requiring the Debtors to cancel their existing bank accounts and establish new accounts or requiring the Debtors to create new business forms would only frustrate the Debtors’ efforts to reorganize expeditiously.

Motion for Authority to Pay Prepetition Employee Compensation and Associated Benefits

      Substantially all of the Debtors’ employees are employed through non-debtor affiliates. Accordingly, it is not anticipated that the Debtors will require relief from the Bankruptcy Court to pay employee compensation and benefits in the ordinary course, including wages and benefits that are accrued but unpaid as of the Petition Date. Nevertheless, because any delay in paying employee compensation and benefits would irreparably harm employee morale at a time when the dedication, confidence and cooperation of employees is most critical, to the extent that it is otherwise determined that Bankruptcy Court approval is necessary to honor some or all employee compensation and benefits, the Debtors intend to seek such relief.

Debtor-in-Possession Financing

      We expect that the Debtors would enter into the DIP Facility with the DIP Lenders for the purposes of providing additional working capital to the Debtors secured by liens on all unencumbered property of the Debtors. The DIP Facility would be required to be approved by the Bankruptcy Court. The Debtors expect that the DIP Facility would authorize borrowings of up to $250 million. As of the date of this Offering Circular and Disclosure Statement, the Debtors do not have a firm commitment for the DIP Facility. The Debtors have been in active discussions with major financial institutions regarding a commitment for such financing, however, and would expect to receive such a commitment prior to filing any Chapter 11 case.

Motion for Authority to Enter into Derivative Contracts and Provide Credit Support Related to such Derivative Contracts

      An important aspect of the Debtors’ Chapter 11 Cases would be the Debtors’ ability to effectively procure fuel consumed and to sell power generated by their core power generation business along with prudently managing their businesses against market volatility. The Debtors have one of the largest and most active risk management floors in the United States, which enables the Debtors to use, among other things, derivative contracts to manage and optimize their power generation assets. Although the Debtors believe that entering into such contracts postpetition would be within the ordinary course of their businesses, many counterparties might be reluctant to conduct business with the Debtors absent explicit Bankruptcy Court authority for the Debtors to do so. Thus, out of an abundance of caution, the Debtors would intend to seek authority to continue such activity. Additionally, the Debtors would intend to seek authority to perform all actions necessary or appropriate to implement, execute and perform such transactions, including, but not limited to, posting letters of credit, entering into escrow agreements, opening and funding escrow accounts, posting collateral or margin, prepayment and delivery of settlement on account of such contracts.

Motion to Pay Prepetition Trust Fund Taxes

      In the ordinary course of their businesses, the Debtors collect “trust fund” taxes on behalf of various taxing authorities. The most common examples of trust fund taxes include income tax withholdings and sales and use taxes. The Debtors would seek authority to pay prepetition “trust fund” taxes in the ordinary course of business.

Adequate Assurance of Utilities

      In connection with the operation of their businesses and management of their properties, the Debtors obtain electricity, telephone and similar services from many different utility companies. Historically, the Debtors have paid these utilities timely. The Bankruptcy Code permits utilities to alter or refuse service to a debtor after the first twenty days of a Chapter 11 case unless the debtor provides adequate assurance of payment during such 20-day period. The Debtors would seek an order from the Bankruptcy Court determining that, based upon the Debtors’ liquidity, all utilities would be adequately assured of payment and that all utilities should be enjoined from altering the Debtors’ service without prior Bankruptcy Court approval.

Critical Prepetition Payments

      The Debtors utilize certain critical vendors that provide either transportation, storage, packaging, oversight, inspection and related services or “single source” goods or other goods and services that are essential to the Debtors’ operations and that cannot be obtained elsewhere or cannot be replaced except at exorbitant costs. The Debtors’ ability to continue their operations in the aftermath of their bankruptcy filings would in part depend upon the continued provision of goods and services by these critical vendors. To ensure that the Debtors’ business operations would be minimally affected during the Chapter 11 Cases, the Debtors would file a motion seeking to authorize (but not require) the payment of all or a portion of prepetition claims owed to certain critical vendors.

Timetable for Chapter 11 Cases

      Assuming that the Bankruptcy Court approves the Debtors’ scheduled motion with respect to the Offering Circular and Disclosure Statement and Confirmation Hearing, the Debtors anticipate that the Offering Circular and Disclosure Statement and Confirmation Hearing would occur within approximately two months of the Petition Date. There can be no assurance, however, that the Bankruptcy Court would permit the Chapter 11 Cases to proceed as expeditiously as anticipated.

Summary of the Plan of Reorganization

Overview of Chapter 11

      Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of itself, its creditors and interest holders. Another goal of Chapter 11 is to promote equality of treatment for similarly situated creditors and similarly situated interest holders with respect to the distribution of a debtor’s assets. The commencement of a Chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the filing date. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”

      The consummation of a plan of reorganization is the principal objective of a Chapter 11 case. A plan of reorganization sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan of reorganization by the Bankruptcy Court makes the plan of reorganization binding upon the debtor, any issuer of securities under the plan of reorganization, any person or entity acquiring property under the plan of reorganization and any creditor of or equity security holder in the debtor, whether or not such creditor or equity security holder (i) is impaired under or has accepted the plan of reorganization or (ii) receives or retains any property under the plan of reorganization. Subject to certain limited exceptions and other than as provided in the plan of reorganization itself or the confirmation order, the confirmation order discharges the debtor from any debt that arose prior to the date of confirmation of the plan of reorganization and substitutes therefor the obligations specified under the confirmed plan of reorganization, and terminates all rights and interests of equity security holders.

      THE REMAINDER OF THIS SECTION PROVIDES A SUMMARY OF THE STRUCTURE AND MEANS FOR IMPLEMENTATION OF THE PLAN OF REORGANIZATION, AND OF THE CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS UNDER THE

PLAN OF REORGANIZATION, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN OF REORGANIZATION (AS WELL AS THE EXHIBITS THERETO AND DEFINITIONS THEREIN), WHICH IS ANNEXED TO THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT AS APPENDIX I.

      THE STATEMENTS CONTAINED IN THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT INCLUDE SUMMARIES OF THE PROVISIONS CONTAINED IN THE PLAN OF REORGANIZATION AND IN DOCUMENTS REFERRED TO THEREIN. THE STATEMENTS CONTAINED IN THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT DO NOT PURPORT TO BE PRECISE OR COMPLETE STATEMENTS OF ALL THE TERMS AND PROVISIONS OF THE PLAN OF REORGANIZATION OR DOCUMENTS REFERRED TO THEREIN, AND REFERENCE IS MADE TO THE PLAN OF REORGANIZATION AND TO SUCH DOCUMENTS FOR THE FULL AND COMPLETE STATEMENTS OF SUCH TERMS AND PROVISIONS.

      THE PLAN OF REORGANIZATION ITSELF AND THE DOCUMENTS REFERRED TO THEREIN CONTROL THE ACTUAL TREATMENT OF CLAIMS AGAINST AND EQUITY INTERESTS IN MIRANT AND THE OTHER FILING ENTITIES UNDER THE PLAN OF REORGANIZATION AND WILL, UPON OCCURRENCE OF THE EFFECTIVE DATE, BE BINDING UPON ALL HOLDERS OF CLAIMS AGAINST AND EQUITY INTERESTS IN MIRANT AND THE OTHER FILING ENTITIES, THE ESTATES, THE REORGANIZED DEBTORS, ALL PARTIES RECEIVING PROPERTY UNDER THE PLAN, AND OTHER PARTIES IN INTEREST. IN THE EVENT OF ANY CONFLICT BETWEEN THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT, ON THE ONE HAND, AND THE PLAN OF REORGANIZATION OR ANY OTHER OPERATIVE DOCUMENT, ON THE OTHER HAND, THE TERMS OF THE PLAN OF REORGANIZATION OR SUCH OTHER OPERATIVE DOCUMENT WILL CONTROL.

Creditors and Equity Interest Holders Entitled to Vote on the Plan of Reorganization

      As more fully described below, the Plan of Reorganization designates separate classes of Claims against and Equity Interests in the Debtors (other than DIP Claims, Administrative Claims, and Tax Claims). Only the holders of Mirant Class 3-Mirant Bank Claims, Mirant Class 4-Mirant Impaired Note Claims, Mirant Class 5-Commodity Prepay Facility Guaranty Claims, MAEM Class 3-Commodity Prepay Facility Claims and MADCI Class 3-Equipment Warehouse Facility Claims would be impaired under the Plan of Reorganization, and votes on the Plan of Reorganization are being solicited only from the holders of such claims. In addition to holders of DIP Claims, Administrative Claims and Tax Claims (which are not classified in the Plan of Reorganization), holders of Claims in Mirant Classes 1, 2, 6, 7 and 8, MAEM Classes 1, 2, 4 and 5, MADCI Classes 1, 2, 4, and 5 and Other Debtors Classes 1, 2, 3 and 4 are unimpaired by the Plan of Reorganization, would not be entitled to vote to accept or reject the Plan of Reorganization, and would be deemed to have accepted the Plan of Reorganization.

      Bankruptcy Rule 3018(b) prescribes the conditions that must be satisfied to count the ballots solicited with respect to a plan of reorganization prior to the commencement of a Chapter 11 case. Bankruptcy Rule 3018(b) requires that (i) the Chapter 11 plan of reorganization must have been disseminated to substantially all impaired creditors and equity security holders in the class(es) entitled to vote, (ii) the time prescribed for voting on the plan of reorganization must be sufficient and (iii) the solicitation must have been conducted in accordance with section 1126(b) of the Bankruptcy Code, which requires compliance with all applicable non-bankruptcy laws, rules, or regulations or, if there are no such applicable laws, rules or regulations, that the disclosure with respect to the plan of reorganization contains “adequate information” as defined in section 1125(a) of the Bankruptcy Code. Section 1125(a)(1) defines “adequate information” as information of a kind and in sufficient detail as far as is reasonably practicable in light of the nature and history of a company and the condition of such company’s books and records, as would enable a hypothetical reasonable investor typical of holders of claims or equity interests of the relevant class to make an informed judgment about the plan of reorganization.

      We believe that all of the requirements of Bankruptcy Rule 3018(b) would be satisfied in the event that we sought confirmation of the Plan of Reorganization. This Offering Circular and Disclosure Statement and the Plan of Reorganization, together with all of the accompanying materials, are being transmitted to holders of Mirant Class 3-Mirant Bank Claims, Mirant Class 4-Mirant Impaired Note Claims, Mirant Class 5-Commodity Prepay Facility Guaranty Claims, MAEM Class 3-Commodity Prepay Facility Claims and MADCI Class 3-Equipment Warehouse Facility Claims. We believe that this Offering Circular and Disclosure Statement contains adequate information (within the meaning of section 1125(a)(1) of the Bankruptcy Code) for all holders of such Claims.

Certain Matters Regarding Classification and Treatment of Claims and Interests

      Section 1123 of the Bankruptcy Code provides that a plan of reorganization must classify the claims and interests of a debtor’s creditors and equity interest holders. In accordance with section 1123 of the Bankruptcy Code, the Plan of Reorganization divides Claims and Equity Interests into Classes and sets forth the treatment for each Class (other than DIP Claims, Administrative Claims and Tax Claims which, pursuant to section 1123(a)(1), need not be and have not been classified). The Debtors are required, under section 1122 of the Bankruptcy Code, to classify Claims against and Equity Interests in the Debtors into Classes, each of which contain Claims and Equity Interests that are substantially similar to the other Claims and Equity Interests in such Class. We believe that the Plan of Reorganization has classified all Claims and Equity Interests in compliance with the provisions of section 1122 of the Bankruptcy Code, but if Chapter 11 Cases were to be commenced, it is possible that a holder of a Claim or Equity Interest may challenge our classification of Claims and Equity Interests and that the Bankruptcy Court might find that a different classification is required for the Plan of Reorganization to be confirmed. In that event, we would intend, to the extent permitted by the Bankruptcy Code, the Plan of Reorganization and the Bankruptcy Court, to make such reasonable modifications of the classifications through the Plan of Reorganization to permit confirmation and to use the acceptances of the Plan of Reorganization that are marked on the Ballots received in this Solicitation Package for purpose of obtaining the approval of the reconstituted Class or Classes of which each accepting holder ultimately would be deemed to be a member. Any such reclassification could adversely affect the Class in which such holder initially was a member, or any other Class in the Plan of Reorganization, by changing the composition of such Class and the vote required of that Class for approval of the Plan of Reorganization. Furthermore, a reclassification of a Claim or Interest after approval of the Plan of Reorganization could necessitate a resolicitation of acceptances of the Plan of Reorganization.

      The classification of Claims and Equity Interests and the nature of distributions to members of each Class are summarized below. We believe that the consideration, if any, that would be provided through the Plan of Reorganization to holders of Claims and Equity Interests would reflect an appropriate resolution of their Claims and Interests, and would take into account the differing nature and priority (including applicable contractual subordination) of such Claims and Equity Interests. The Bankruptcy Court would be required to find, however, that a number of statutory tests are met before it could confirm the Plan of Reorganization. Many of these tests are designed to protect the interests of holders of Claims or Equity Interests who would not be entitled to vote on the Plan of Reorganization, or would not vote to accept the Plan of Reorganization, but who would be bound by the provisions of the Plan of Reorganization if it were confirmed by the Bankruptcy Court. The “cramdown” provisions of section 1129(b) of the Bankruptcy Code, for example, permit confirmation of a Chapter 11 plan in certain circumstances even if the Plan of Reorganization is not accepted by all impaired classes of Claims and Equity Interests. Although we believe that the Plan of Reorganization could be confirmed under section 1129(b), there can be no assurance that the requirements of such section would be satisfied.

              Administrative Claims

      Administrative Claims are Claims incurred by a Debtor (or its Estate) on or after the Petition Date and before the Effective Date for costs and expenses of administration of the Chapter 11 Cases allowed under section 503(b) of the Bankruptcy Code and entitled to priority pursuant to section 507(a)(1) of the Bankruptcy Code. Such Claims include (i) any actual and necessary costs and expenses incurred after the

Petition Date of preserving the Debtors’ Estates and operating the businesses of the Debtors (such as wages, salaries, commissions for services and payments for inventories, leased equipment and premises), and Claims of governmental units for taxes (including tax audit Claims related to tax years commencing after the Petition Date, but excluding Claims relating to tax periods, or portions thereof, ending on or before the Petition Date), (ii) all fees and charges assessed against the Debtors’ Estates under section 1930, Chapter 123 of Title 28, United States Code, (iii) DIP Claims and (iv) Fee Claims.

      An Administrative Claim (other than a Fee Claim and DIP Claims) with respect to which notice has been properly filed and served, would become an Allowed Administrative Claim if no objection was filed within 30 days after the Effective Date or such later date as may be approved by the Bankruptcy Court. If an objection were to be filed within such 30-day period (or any extension thereof), the Administrative Claim would be an Allowed Administrative Claim only to the extent allowed by Final Order.

      Each Administrative Claim other than a DIP Claim would be paid by the Debtors (i) in the amount of each holder’s Allowed Administrative Claim, in one Cash payment, or (ii) in such other manner as may be agreed upon in writing by the Debtors and such holder, provided that an Administrative Claim representing a liability incurred in the ordinary course of business of the Debtors could be paid at the Debtors’ election in the ordinary course of business.

              Fee Claims

      Fee Claims are Administrative Claims under sections 327, 328, 329, 330(a), 331, 503(b) or 1103 of the Bankruptcy Code for compensation of Professional Persons for professional services rendered or expenses incurred in the Chapter 11 Cases on or after the Petition Date and on or prior to the Effective Date. Each Professional Person who holds or asserts a Fee Claim would be required to file with the Bankruptcy Court, and serve on all parties required to receive notice, a Fee Application within 45 days after the Effective Date. A Fee Claim in respect of which a Fee Application had been properly filed would become an Allowed Administrative Claim only to the extent allowed by Final Order and would be paid in the manner described above in respect of Allowed Administrative Claims.

      In addition, section 503(b) of the Bankruptcy Code provides for payment of compensation to (i) creditors, indenture trustees and other entities making a “substantial contribution” to a Chapter 11 case and (ii) attorneys for and other professional advisors to such entities. The amounts, if any, which would be sought by entities for such compensation cannot be predicted by the Debtors at this time. Requests for compensation must be in accordance with the procedures set forth for Fee Claims in the preceding paragraph.

              DIP Claims

      Allowed DIP Claims would be paid in full on the Effective Date.

              Tax Claims

      Tax Claims are Claims for taxes entitled to priority in payment under sections 502(i) and 507(a)(8) of the Bankruptcy Code. The legal and equitable rights of the holders of Tax Claims would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, at the election of the Debtors, each holder of an Allowed Tax Claim would receive in full satisfaction of such holder’s Allowed Tax Claim, (i) the amount of such holder’s allowed Tax Claim, with post-confirmation interest thereon, in equal annual Cash payments on each anniversary of the Effective Date, until the sixth anniversary of the date of assessment of such Tax Claim (provided that the Disbursing Agent could prepay the balance of any such Allowed Tax Claim at any time without penalty), (ii) a lesser amount in one Cash payment as may be agreed upon in writing by such holder, or (iii) such other treatment as may be agreed upon in writing by such holder.

              Mirant Class 1 — Priority Claims

      A Mirant Class 1 Priority Claim is a Claim against Mirant, to the extent such Claim is entitled to priority in right of payment under section 507(a) of the Bankruptcy Code, other than Secured Claims, Administrative

Claims and Tax Claims. The legal, equitable and contractual rights of holders of a Priority Claim would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim would be fully reinstated and retained and such Allowed Priority Claims would be paid in full in accordance with such reinstated rights.

              Mirant Class 2 — Secured Claims

      A Mirant Class 2 Secured Claim is a Claim of a holder of Secured Claims against property of Mirant. The legal, equitable and contractual rights of holders of Secured Claims against Mirant would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim would be fully reinstated and retained and such Allowed Secured Claims would be paid in full in accordance with such reinstated rights.

              Mirant Class 3 — Mirant Bank Claims

      Mirant Class 3 Mirant Bank Claims are the CSFB 364-day Revolver Claims, the Citibank “C” Facility Claims, the CSFB 4-year Revolver Claims and the Equipment Warehouse Facility Guaranty Claims. Certain holders of Mirant Bank Claims have issued letters of credit under the CSFB 4-year Revolver and/or the Citibank “C” Facility to support the operations of the Debtors and certain of their affiliates, which letters of credit have not yet been drawn. To the extent that Mirant’s reimbursement obligations to these lenders remain contingent as of the Petition Date and at any time thereafter, such claims would not comprise Allowed Mirant Bank Claims. If and to the extent that any such contingent reimbursement obligations became fixed upon the drawing of a letter of credit, such obligations would then become an Allowed Mirant Bank Claim. Mirant Bank Claims would be impaired by the Plan of Reorganization. On or as soon as reasonably practicable after the later of (a) Distribution Date and (b) the date upon which a Mirant Bank Claim becomes an Allowed Mirant Bank Claim, in complete satisfaction of the Allowed Mirant Bank Claims, each holder of an Allowed Mirant Bank Claim would (i) become a New Mirant Lender under the New Mirant Secured Credit Facility with its interest therein being in an amount equal to its Allowed Mirant Bank Claim and (ii) receive its pro rata share of the New Mirant Warrants.

              Mirant Class 4 — Mirant Impaired Note Claims

      Mirant Class 4 Mirant Impaired Note Claims are the 2.5% Convertible Senior Debenture Claims and the 7.4% Senior Note Claims. Mirant Impaired Note Claims would be impaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, in complete satisfaction of the Allowed Mirant Impaired Note Claims, each holder of an Allowed Mirant Impaired Note Claim would receive (i) New Mirant 8.25% Senior Secured Notes in an amount equal to such holder’s Allowed Mirant Impaired Note Claim, (ii) its pro rata share of the New Mirant Warrants and (iii) its pro rata share of the Closing Fee.

              Mirant Class 5 — Commodity Prepay Facility Guaranty Claims

      A Mirant Class 5 Commodity Prepay Facility Guaranty Claim is a Claim of a holder Commodity Prepay Facility Guaranty against Mirant. Commodity Prepay Facility Guaranty Claims would be impaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, in complete satisfaction of the Allowed Commodity Prepay Facility Guaranty Claims, each holder of an Allowed Commodity Prepay Facility Guaranty Claim would receive and become a beneficiary under a New MAEM Term Note Guaranty in an amount equal to such holder’s Allowed Commodity Prepay Facility Guaranty Claim.

              Mirant Class 6 — General Unsecured Claims

      A Mirant Class 6 General Unsecured Claim is an Unsecured Claim against Mirant, other than the Mirant Bank Claims and Mirant Impaired Note Claims. The legal, equitable and contractual rights of holders of General Unsecured Claims against Mirant would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim would be fully reinstated and retained and such Allowed General Unsecured Claims would be paid in full in accordance with such reinstated rights.

Mirant Class 7 — Securities Claims

      A Mirant Class 7 Securities Claim is a Claim against Mirant arising under the Securities Litigation or any Claim subject to section 510(b) of the Bankruptcy Code. The legal, equitable and contractual rights of holders of Securities Claims against Mirant would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim would be fully reinstated and retained and such Allowed Securities Claims would be paid in full (i) in Cash, (ii) by the issuance of Equity Interests in Mirant or (iii) by such other consideration as may be permitted by applicable law, in any case at the option of the Debtors.

      Certain lawsuits have been commenced against Mirant and certain of its officers alleging, among other things, violation by the defendants of sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10-b 5 promulgated thereunder, by reason of material misrepresentations and omissions to the investing public regarding Mirant’s business operations and future prospects during the period from January 19, 2001 through May 6, 2002. The complainants seek unspecified damages including compensatory damages and the recovery of reasonable attorney’s fees and costs. There can be no assurance that Mirant will succeed in defending these litigation claims.

      Section 510(b) of the Bankruptcy Code provides that claims for damages arising from the purchase or sale of a security in a debtor shall be subordinated to all claims and interests that are senior to or equal to the claim or interest represented by such security. Any such claims which are treated in the manner provided by the Bankruptcy Code would be deemed to be unimpaired. The Plan of Reorganization preserves Mirant’s rights to settle such claims (to the extent they constitute Allowed Securities Claims) (i) in Cash, (ii) by the issuance of Equity Interests in Mirant or (iii) such other consideration as may be permitted under applicable law, solely at the option of Mirant.

              Mirant Class 8 — Equity Interests

      A Mirant Class 8 Equity Interest is an Equity Interest, individually and collectively, as the case may be, with respect to the Common Stock. The legal, equitable, and contractual rights to which such Equity Interests entitle its holders would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all of the legal, equitable and contractual rights to which such Equity Interests entitle such holders in respect of such Equity Interests would be fully reinstated and retained.

     MAEM Class 1 — Priority Claims

      A MAEM Class 1 Priority Claim is a Claim against MAEM, to the extent such Claim is entitled to priority in right of payment under section 507(a) of the Bankruptcy Code, other than Secured Claims, Administrative Claims and Tax Claims. The legal, equitable and contractual rights of holders of Priority Claims against MAEM would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim would be fully reinstated and retained and such Allowed Priority Claims would be paid in full in accordance with such reinstated rights.

     MAEM Class 2 — Secured Claims

      A MAEM Class 2 Secured Claim is a Claim of a holder of Secured Claims against property of MAEM. The legal, equitable and contractual rights of holders of Secured Claims against MAEM would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim would be fully reinstated and retained and such Allowed Secured Claims would be paid in full in accordance with such reinstated rights.

     MAEM Class 3 — Commodity Prepay Facility Claims

      A MAEM Class 3 Commodity Prepay Facility Claim is a Claim against MAEM under the Commodity Prepay Facility. Commodity Prepay Facility Claims would be impaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, in complete satisfaction of the Allowed Commodity Prepay Facility Claims, each holder of an Allowed Commodity Prepay Facility Claim would receive (i) a New MAEM Term Note in an amount equal to such holder’s Allowed Commodity Prepay Facility Claim and (ii) its pro rata share of the New Mirant Warrants.

     MAEM Class 4 — General Unsecured Claims

      A MAEM Class 4 General Unsecured Claim is an Unsecured Claim against MAEM. The legal, equitable and contractual rights of holders of General Unsecured Claims against MAEM would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim would be fully Reinstated and retained and such Allowed General Unsecured Claims would be paid in full in accordance with such reinstated rights.

     MAEM Class 5 — Equity Interests

      A MAEM Class 5 Equity Interest is an Equity Interest, individually and collectively, as the case may be, with respect to the equity of MAEM. The legal, equitable and contractual rights to which such Equity Interests entitle its holders would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all of the legal, equitable and contractual rights to which such Equity Interests entitle such holders in respect of such Equity Interests would be fully reinstated and retained.

     MADCI Class 1 — Priority Claims

      A MADCI Class 1 Priority Claim is a Claim against MADCI, to the extent such Claim is entitled to priority in right of payment under section 507(a) of the Bankruptcy Code, other than Secured Claims, Administrative Claims and Tax Claims. The legal, equitable and contractual rights of holders of Priority Claims against MADCI would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim would be fully reinstated and retained and such Allowed Priority Claims would be paid in full in accordance with such reinstated rights.

     MADCI Class 2 — Secured Claims

      A MADCI Class 2 Secured Claim is a Claim of holders of Secured Claims against property of MADCI. The legal, equitable and contractual rights of holders of Secured Claims against MADCI would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim would be fully reinstated and retained and such Allowed Secured Claims would be paid in full in accordance with such reinstated rights.

     MADCI Class 3 — Equipment Warehouse Facility Claims

      A MADCI Class 3 Commodity Prepay Facility Claim is a Claim against MADCI under the Equipment Warehouse Facility. Equipment Warehouse Facility Claims would be impaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, in complete satisfaction of the Allowed Equipment Warehouse Facility Claims, each holder of an Allowed Equipment Warehouse Facility Claim would become a New Mirant Lender under the New Mirant Credit Facility with its interest therein being in an amount equal to such holder’s Allowed Equipment Warehouse Facility Claim, but only to the extent that such holder does not otherwise receive a recovery in respect of its Allowed Mirant Class 3 Mirant Bank Claims arising under any Allowed Equipment Warehouse Facility Guaranty Claims it may hold.

     MADCI Class 4 — General Unsecured Claims

      A MADCI Class 4 General Unsecured Claim is an Unsecured Claims against MADCI. The legal, equitable and contractual rights of holders of General Unsecured Claims against MADCI would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim would be fully reinstated and retained and such Allowed General Unsecured Claims would be paid in full in accordance with such reinstated rights.

     MADCI Class 5 — Equity Interests

      A MADCI Class 5 Equity Interest is an Equity Interest, individually and collectively, as the case may be, with respect to the equity of MADCI. The legal, equitable and contractual rights to which such Equity Interest entitles its holders would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all of the legal, equitable and contractual rights to which such Equity Interest entitles such holder in respect of such Equity Interest would be fully reinstated and retained.

     Other Debtors Class 1 — Priority Claims

      An Other Debtors Class 1 Priority Claim is a Claim, to the extent such Claim is entitled to priority in right of payment under section 507(a) of the Bankruptcy Code, other than Secured Claims, Administrative Claims and Tax Claims. The legal, equitable and contractual rights of holders of Priority Claims against Other Debtors would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim would be fully reinstated and retained and such Allowed Priority Claims would be paid in full in accordance with such reinstated rights.

     Other Debtors Class 2 — Secured Claims

      An Other Debtors Class 2 Secured Claim is a Claim of holders of Secured Claims against property of Other Debtors. The legal, equitable and contractual rights of holders of Secured Claims against Other Debtors would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim would be fully reinstated and retained and such Allowed Secured Claims would be paid in full in accordance with such reinstated rights.

Other Debtors Class 3 — General Unsecured Claims

      An Other Debtors Class 3 General Unsecured Claim is an Unsecured Claim against Other Debtors. The legal, equitable and contractual rights of holders of General Unsecured Claims against Other Debtors would be unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim would be fully reinstated and retained and such Allowed General Unsecured Claims would be paid in full in accordance with such reinstated rights.

Other Debtors Class 4 — Equity Interests

      An Other Debtors Class 4 Equity Interest is an Equity Interest, individually and collectively, as the case may be, with respect to the equity of Other Debtors. The legal, equitable, and contractual rights to which such Equity Interest entitles its holders would be Unimpaired by the Plan of Reorganization. On or as soon as reasonably practicable after the Distribution Date, all of the legal, equitable and contractual rights to which such Equity Interest entitles such holder in respect of such Equity Interest would be fully reinstated and retained.

      Except as otherwise provided in the Plan of Reorganization, nothing would affect the Debtors’ or Reorganized Debtors’ rights and defenses, both legal and equitable, with respect to any unimpaired Claims, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs or recoupments against unimpaired Claims.

Method of Distribution through the Plan of Reorganization

Sources of Cash for Plan of Reorganization Distributions

      Except as otherwise provided in the Plan of Reorganization or the Confirmation Order, all Cash necessary for the Disbursing Agent to make payments pursuant to the Plan of Reorganization would be obtained from proceeds of the Exit Facility and existing Cash balances.

Distributions for Claims or Equity Interests Allowed as of the Effective Date

      Except as otherwise provided in the Plan of Reorganization or as ordered by the Bankruptcy Court, distributions to be made on account of Claims or Equity Interests that are Allowed as of the Effective Date would be made on the Effective Date or as soon thereafter as is practicable. Any distribution to be made on account of Claims or Equity Interests that are not Allowed on the Effective Date would be made as soon as practicable after such Claim or Equity Interest becomes Allowed. Any payment or distribution required to be made through the Plan of Reorganization on a day other than a Business Day would be made on the next succeeding Business Day.

Interest on Claims

      Postpetition interest would accrue and be paid on Claims only to the extent specifically provided for in the Plan of Reorganization, the Confirmation Order or required by applicable law.

Distributions by Mirant

      Mirant, in its capacity as the Disbursing Agent, would make all distributions required to be distributed through the Plan of Reorganization. Distributions on account of Allowed Mirant Impaired Note Claims would be made to the trustees under the applicable Indentures or Fiscal Agency Agreement, as the case may be, and distributions on account of Allowed Mirant Bank Claims would be made to the New Mirant Agents or directly to holders of such Allowed Mirant Bank Claims.

Delivery of Distributions and Undeliverable or Unclaimed Distributions

      Delivery of Distributions in General. Distributions to holders of Allowed Claims and Allowed Equity Interests would be made at the addresses set forth in (i) in the Schedules, (ii) on the proof of Claim filed by such holder, (iii) in any notice of assignment filed with the Court with respect to such Claim pursuant to the Bankruptcy Rule 3001(e), (iv) in any notice served by such holder giving details of a change of address, (v) in the case of the holders of the Mirant Impaired Notes, to the applicable indenture trustee for distribution to the holders of such securities or (vi) in the case of holders of Allowed Mirant Bank Claims, to the New Mirant Agents or such address provided by the New Mirant Agents.

      Undeliverable and Unclaimed Distributions.

      Holding and Investment of Undeliverable and Unclaimed Distributions. If the distribution to any holder of an Allowed Claim or Equity Interest is returned to the Disbursing Agent as undeliverable or is otherwise unclaimed, no further distributions would be made to such holder unless and until the Disbursing Agent was notified in writing of such holder’s then current address within three months after such distribution was returned.

      Failure to Claim Undeliverable Distributions. Any holder of an Allowed Claim or Equity Interest that does not assert a claim pursuant to the Plan of Reorganization for an undeliverable or unclaimed distribution within three months after such distribution has been returned to the Debtors would be deemed to have forfeited its claim for such undeliverable or unclaimed distribution and would be forever barred and enjoined from asserting any such claim for an undeliverable or unclaimed distribution against the Debtors or their respective Estates. Checks issued in respect of Allowed Claims would be null and void if not negotiated within 180 days after the issuance thereof. Requests for the reissuance of voided checks would have to be made directly to the Disbursing Agent. Any Claims in respect of voided checks would have to be made on or before the first anniversary of the date on which the distribution was made or 180 days after the issuance of the voided check (whichever is later). If no Claim were made in respect of a voided check as aforesaid, such Claims would be discharged and forever barred. Any undelivered or unclaimed distributions and any distributions in respect of voided checks which were not thereafter claimed in the aforesaid manner would revert to the Debtors. Nothing contained in the Plan of Reorganization would require the Disbursing Agent to attempt to locate any holder of an Allowed Claim or Equity Interest.

Allocation of Plan of Reorganization Distributions between Principal and Interest

      To the extent that any Allowed Claim entitled to a distribution under the Plan of Reorganization is comprised of indebtedness and accrued but unpaid interest thereon, such distribution would, for federal income tax purposes, be allocated to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the Claim, to the portion of such Claim representing accrued but unpaid interest.

Means of Cash Payment

      Payments of Cash made pursuant to the Plan of Reorganization would be in U.S. dollars and would be made, at the option and in the sole discretion of the Disbursing Agent, by (i) checks drawn on or (ii) wire transfers from a domestic bank selected by the Disbursing Agent. Cash payments to foreign creditors could be made, at the option of the Disbursing Agent, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

Withholding and Reporting Requirements

      In connection with the Plan of Reorganization and all distributions thereunder, the Debtors and the Disbursing Agent would comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority, and all distributions under the Plan of Reorganization would be subject to any such withholding and reporting requirements. Notwithstanding any other provision of the Plan of Reorganization, (i) each holder of an Allowed Claim or Equity Interest that was to receive a distribution pursuant to the Plan of Reorganization would have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution, and (ii) the Disbursing Agent would have the right, but not the obligation, to withhold any distribution to a holder unless and until such holder had made arrangements satisfactory to the Disbursing Agent for the payment and satisfaction of such tax obligations.

Setoffs

      Any Debtor or Reorganized Debtor could, pursuant to section 553 of the Bankruptcy Code or applicable nonbankruptcy law, but would not be required to, set off against any Claim and the payments or other distributions to be made pursuant to the Plan in respect of such Claim, claims of any nature whatsoever that such Debtor or Reorganized Debtor might have against the holder of such Claim; provided, however, that neither the failure to do so nor the allowance of any Claim under the Plan of Reorganization would constitute a waiver or release by any Debtor or Reorganized Debtor of any such claim that such Debtor or Reorganized Debtor might have against such holder.

              Surrender of Instruments or Securities

      As a condition precedent to receiving any distribution pursuant to the Plan of Reorganization on account of a Mirant Impaired Note Claim, each holder of an Allowed Mirant Impaired Note Claim would be required to tender all certificates or instruments relating to its Allowed Mirant Impaired Notes relating to such Claim to the applicable trustee or their agents, as applicable, and would be required to execute such other documents as might be necessary to effectuate the Plan of Reorganization. All surrendered Mirant Impaired Notes would be marked as cancelled.

      Any holder of Mirant Impaired Notes who failed to surrender the applicable Mirant Impaired Notes required to be tendered under the Plan of Reorganization or who failed to deliver an affidavit of loss or such other documents as might be required by the relevant indenture trustee or agent, together with an indemnity in the customary form within two years after the Effective Date, would have its Claim and its distribution pursuant to the Plan of Reorganization on account of such Mirant Impaired Notes forfeited and would not participate in any distribution under the Plan of Reorganization. Any property in respect of such forfeited Claims would revert to the Reorganized Debtors.

Resolution of Disputed, Contingent and Unliquidated Claims

Objection Deadline; Prosecution of Objections

      No later than 180 days after the Effective Date (unless extended by an order of the Bankruptcy Court), objections to Claims could be filed with the Bankruptcy Court and served upon the holders of each of the Claims to which objections were made. The Debtors and Reorganized Debtors would be authorized to, and could, resolve all Contested Claims by withdrawing or settling such objections thereto, or by litigating to Final Order in the Bankruptcy Court or other court of competent jurisdiction the validity, nature and/or amount thereof in accordance with the provisions set forth in the Plan of Reorganization.

No Distributions Pending Allowance

      Notwithstanding any other provision of the Plan of Reorganization, no payments or distributions would be made with respect to all or any portion of a Contested Claim unless and until such Contested Claim became an Allowed Claim, subject to the Debtors’ or Reorganized Debtors’ rights of setoff under the Plan of Reorganization.

              Estimation of Claims

      The Disbursing Agent could request that the Bankruptcy Court estimate any Contested Claim regardless of whether the Disbursing Agent had previously contested such Claim or whether the Bankruptcy Court had ruled on any such objection and the Bankruptcy Court would retain jurisdiction to estimate any Claim at any time during the litigation concerning the objection to such Claim. Any estimated amount would constitute either the allowed amount of such Claim or a maximum limitation on such Claim as determined by the Bankruptcy Court.

     Contingent Claims for Letters of Credit

      The Debtors expect that, as of the Petition Date, there will be various letters of credit issued by lenders under Mirant’s existing credit facilities to support the businesses of the Debtors and certain of their subsidiaries and affiliates that will be outstanding but undrawn. The Debtors cannot predict how many of these letters of credit may be drawn before they expire or what the total dollar amount of any such draws would be. To the extent that Mirant’s reimbursement obligations to these lenders remain contingent as of the Petition Date and at any time thereafter, such claims would not comprise Mirant Bank Claims. If and to the extent that any such contingent reimbursement obligations become fixed upon the drawing of a letter of credit, such obligations would then become Allowed Mirant Bank Claims and would receive the treatment afforded all creditors in Mirant Class 3 under the Plan of Reorganization.

Means for Implementation of the Plan of Reorganization

              Continued Corporate Existence and Vesting of Assets in Reorganized Debtors

      After the Effective Date, each of the Reorganized Debtors would continue to exist in accordance with the law in the jurisdiction in which it is incorporated and pursuant to its certificate or articles of incorporation and by-laws in effect prior to the Effective Date, except to the extent such certificate or articles of incorporation and by-laws are amended under the Plan of Reorganization. Except as otherwise provided in the Plan of Reorganization, on and after the Effective Date, all property of the Estates of the Reorganized Debtors, including all claims, rights and causes of action and any property acquired by each of the Reorganized Debtors under or in connection with the Plan of Reorganization, would vest in the Reorganized Debtors free and clear of all Claims, liens, charges, other encumbrances and Equity Interests except as expressly provided under the Plan of Reorganization. On and after the Effective Date, the Reorganized Debtors could operate their businesses and could use, acquire and dispose of property and compromise or settle any Claims without supervision of or approval by the Bankruptcy Court and free and clear of any restrictions of the Bankruptcy Code or the Bankruptcy Rules other than restrictions expressly imposed by the Plan of Reorganization or the Confirmation Order. Without limiting the foregoing, the Reorganized Debtors could pay the charges that they incur on or after the Effective Date for Professional Persons’ fees, disbursements, expenses or related support services without application to the Bankruptcy Court.

Corporate Governance, Directors and Officers and Corporate Action

      a.     Certificates of Incorporation and By-laws. The certificate or articles of incorporation and by-laws of each of the Reorganized Debtors would be amended as necessary to satisfy the provisions of the Plan of Reorganization and the Bankruptcy Code, and would include, among other things, pursuant to section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of non-voting equity securities, but only to the extent required by section 1123(a)(6) of the Bankruptcy Code. After the Effective Date, each of the Reorganized Debtors could amend and restate the Amended Certificates of Incorporation and Bylaws as permitted by applicable law.

      b.     Directors and Officers of the Debtors. Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, as of the Effective Date, the initial directors and officers of each of the Debtors would be the directors and officers of each of the Reorganized Debtors immediately prior to the Effective Date. From and after the Effective Date, the Board of Directors of each of the Reorganized Debtors would be selected and determined in accordance with the provisions of their respective Certificates of Incorporation and Bylaws, as they may be amended from time to time. Each such director and officer would serve from and after the Effective Date pursuant to the terms of the relevant Certificates of Incorporation and Bylaws, the other constituent documents of each of the Reorganized Debtors, and applicable law.

      c.     Corporate Action. The entry of the Confirmation Order would constitute authorization of the adoption of any contemplated amendments to the applicable Certificates of Incorporation or similar constituent documents, the selection of directors and officers for each of the Reorganized Debtors, and all other actions contemplated by the Plan of Reorganization. All matters provided for in the Plan of Reorganization involving the corporate structure of each of the Reorganized Debtors, and any corporate action required by each of the Debtors in connection with the Plan of Reorganization, would be deemed to have occurred and would be in effect without any requirement of further action by the security holders or directors of each of the Reorganized Debtors. On the Effective Date, the appropriate officers of each of the Reorganized Debtors and members of the board of directors of each of the Reorganized Debtors would be authorized and directed to issue, execute and deliver, the agreements, documents, securities and instruments contemplated by the Plan of Reorganization in the name of and on behalf of each of the Reorganized Debtors.

Issuance of New Mirant 8.25% Senior Secured Notes and New Mirant Warrants

      On or as soon as reasonably practicable after the Effective Date, Reorganized Mirant would, in accordance with the terms of the Plan, issue and exchange, as necessary, for the benefit of holders of Mirant

Impaired Note Claims, such New Mirant 8.25% Senior Secured Notes and New Mirant Warrants (if applicable) as were required by the Plan of Reorganization. The issuance of the New Mirant 8.25% Senior Secured Notes would be authorized without the need for any further corporate action.

New Mirant Secured Credit Agreement

      On the Effective Date, Mirant would be authorized and directed to execute and deliver the New Mirant Secured Credit Agreement to govern the New Mirant Secured Credit Facility.

The New MAEM Term Notes and the New MAEM Term Note Guaranty

      On the Effective Date, MAEM would be authorized to execute and deliver the New MAEM Term Notes and Mirant would be authorized to execute and deliver the New MAEM Term Note Guaranty.

The New Mirant Warrants and the Closing Fee

      On the Effective Date, to the extent applicable, Mirant would be authorized to execute and deliver the New Mirant Warrant Agreement, to issue the New Mirant Warrants in accordance with the terms of the New Mirant Warrant Agreement and to pay the Closing Fee to the holders of Mirant Class 4 Claims in accordance with the terms of the Plan of Reorganization.

Exit Facility

      On the Effective Date, the Debtors would be authorized to enter into the Exit Facility and deliver any documents in connection therewith. We expect that the Exit Facility would provide working capital to the Debtors secured by first priority liens on the Collateral, which liens would be pari passu with the liens securing the New MAG Secured Credit Facility. The Debtors anticipate that the Exit Facility will authorize borrowings of up to $500 million. As of the date of this Offering Circular and Disclosure Statement, Mirant does not have a commitment for the Exit Facility. Mirant anticipates obtaining such a commitment on or before the Effective Date, however.

Security Documents and Intercreditor Agreement

      On the Effective Date, the Debtors would be authorized to enter into and deliver the Security Documents, Intercreditor Agreement and all other documents related to the Restructuring Transactions. Under the Intercreditor Agreement, the Senior Secured Parties would have the benefit of a first priority security interest, and the Junior Secured Parties would have the benefit of a second priority security interest, in and to the Collateral. The Intercreditor Agreement would govern the priorities among the Secured Parties and would provide, among other things, (a) restrictions on the Junior Secured Parties to exercise any rights or remedies against the Debtors in connection with the Collateral and (b) that (i) the proceeds of any enforcement of the liens in and to the Collateral would be paid first, equally and ratably, to the Senior Secured Parties, second, equally and ratably, to the Junior Secured Parties and (ii) net cash proceeds from certain assets sales would be shared first, equally and ratably among the Senior Secured Parties and second, equally and ratably among certain of the Junior Secured Parties.

Treatment of Executory Contracts and Unexpired Leases

Assumption of Executory Contracts and Unexpired Leases

      Any executory contracts or unexpired leases of the Debtors which had not been previously assumed or rejected or were not subject to a motion to reject on or before the Effective Date would be deemed to have been assumed by the Reorganized Debtors on the Effective Date. Subject to the occurrence of the Effective Date, entry of the Confirmation Order would constitute approval of such assumptions and findings by the Bankruptcy Court that the Reorganized Debtors had properly provided for the cure of any defaults that might have existed, that each assumption was in the best interest of the Reorganized Debtors, their Estates, and all parties in interest in the Chapter 11 Cases and that the requirements for assumption of any executory contract or unexpired lease to be assumed had been satisfied. Except as otherwise provided in the following sentence, all cure payments under any executory contract or unexpired lease which would be assumed under the Plan of Reorganization would be made by the Reorganized Debtors on the Effective Date or as soon as practicable thereafter.

Rejection of Executory Contracts and Unexpired Leases

      Any executory contracts or unexpired leases of the Debtors identified for rejection by the Debtors on or before the Confirmation Date would be deemed to have been rejected on the Effective Date or as otherwise set forth in an order of the Bankruptcy Court authorizing and approving such rejection. The Debtors would have no liability in respect of a rejected executory contract or unexpired lease except as is specifically provided in the Plan of Reorganization. Entry of the Confirmation Order would constitute approval of such rejections and a finding by the Bankruptcy Court that each such rejected executory contract or unexpired lease was burdensome and that the rejection thereof was in the best interest of the Reorganized Debtors, their Estates, and all parties in interest in these Chapter 11 Cases. Claims created by the rejection of executory contracts or unexpired leases or the expiration or termination of any executory contract or unexpired lease prior to the Confirmation Date would have to be filed with the Bankruptcy Court and served on the Debtors in the manner provided under the Plan of Reorganization. Any such Claims for which a proof of Claim is not filed and served within such time would be forever barred from assertion and would not be enforceable against the Debtors, the Reorganized Debtors, their Estates, Assets, properties, interests in property, or against the property of a third party that receives payment of such Claim. Unless otherwise ordered by the Bankruptcy Court, all such Claims that are timely filed as provided under the Plan of Reorganization would be treated as General Unsecured Claims subject to objection by the Reorganized Debtors.

      Pursuant to a lease agreement dated as of March 24, 1999 entered into between Mirant, as lessee, and 285 Venture LLC, as landlord, as amended and restated from time to time (the “Lease Agreement”), Mirant leased certain commercial property located at 1155 Perimeter Center West, Atlanta, Georgia 30338 (the “Lease”). The Lease relates to property constituting, inter alia, approximately 290,000 square feet of office space and 66,000 square feet of ancillary building space. The Lease is scheduled to terminate in the summer of 2015 and rent reserved under the Lease is approximately $10 million per annum which includes amounts payable in respect of operating expenses and other services provided by the landlord. The Board of Directors is of the view that, given the current property market in Atlanta, the terms of the Lease are particularly unfavorable to Mirant. The Board of Directors is further of the view that alternative premises could be sourced at a more competitive rate. In the event that a Chapter 11 filing is commenced in respect of Mirant, Mirant currently intends to reject the Lease pursuant to the provisions of section 365 of the Bankruptcy Code. Upon rejection of the Lease, damages due to the landlord as a result of such rejection will be liquidated pursuant to the provisions of section 502(b)(6) of the Bankruptcy Code, which provides that such liquidated damages are limited to the greater of (i) one years’ rent reserved under the lease and (ii) 15% of rent (not to exceed three years) of the remaining term under the lease. Any damages payable to the landlord as a consequence of the rejection of the Lease would constitute General Unsecured Claims of the landlord against Mirant which are deemed unimpaired under the terms of the Plan of Reorganization and which would be paid in full in cash on the Effective Date or, such later date on which such liquidated damages are determined.

Indemnification of Directors, Officers and Employees

      The obligations of the Debtors to indemnify any of its directors, officers or employees by reason of such person’s or entity’s service in such capacity, to the extent provided in such Debtors’ constituent documents, contract, law or equity would be deemed and treated as executory contracts that are assumed by each of the Reorganized Debtors pursuant to the Plan of Reorganization and section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, such indemnification obligations would be treated as General Unsecured Claims and would survive unimpaired and unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date.

Compensation and Benefit Programs

      Except as otherwise expressly provided under the Plan of Reorganization, all employment and severance policies, and all compensation and benefit plans, policies, and programs of the Debtors applicable to their employees, retirees and non-employee directors and the employees and retirees of their subsidiaries, including, without limitation, all savings plans, retirement plans, healthcare plans, disability plans, severance benefit plans, incentive plans, and life, accidental death and dismemberment insurance plans would be treated as executory contracts under the Plan of Reorganization and on the Effective Date would be assumed pursuant to the provisions of sections 365 and 1123 of the Bankruptcy Code. All employment contracts assumed pursuant to Section 12.1 of the Plan of Reorganization would be deemed modified such that the transactions contemplated by the Plan of Reorganization would not be a “change of control” as defined in the relevant employment contracts.

Confirmation and Consummation, of the Plan of Reorganization

Conditions to Confirmation

      The following are conditions precedent to the confirmation of the Plan of Reorganization:

(i) The Clerk of the Bankruptcy Court must have entered the Confirmation Order, approving the Offering Circular and Disclosure Statement as containing “adequate information” pursuant to section 1125 of the Bankruptcy Code, approving the prepetition solicitation of votes with respect to the Plan of Reorganization and determining that all such votes were binding and were properly tabulated with acceptances or rejection of the Plan of Reorganization, confirming the Plan of Reorganization and determining that all applicable tests, standards and burdens in connection therewith were duly satisfied and met by the Debtors and the Plan of Reorganization approving the Plan Documents, authorizing the Debtors to execute, enter into, and deliver the Plan Documents and to execute, implement, and to take all actions otherwise necessary or appropriate to give effect to, the transactions contemplated by the Plan of Reorganization and the Plan Documents.

(ii) The Confirmation Order, the Plan Documents and the Plan of Reorganization must be, in form and substance, acceptable to the Debtors. The Bankruptcy Court may not enter the Confirmation Order unless and until the Confirmation Order is acceptable in form and substance to the Debtors.

Conditions to Effective Date

      The following are conditions precedent to the occurrence of the Effective Date:

(i) The Confirmation Order must have been entered by the Clerk of the Bankruptcy Court, be in full force and effect and not be subject to any stay or injunction.

(ii) All necessary consents, authorizations and approvals must have been given for the transfers of property and the payments provided for or contemplated by the Plan of Reorganization, including, without limitation, satisfaction or waiver of all conditions to the obligations of the Debtors under the Plan of Reorganization and the Plan Documents.

(iii) The New Mirant Secured Credit Facility, the New MAEM Term Notes, the New MAEM Term Note Guaranty, the New Mirant Warrant Agreement, the New MAG Secured Credit Facility, the New Mirant Indenture and the Exit Facility must have become effective and all conditions to the effectiveness thereof must have been satisfied or waived.

(iv) Reorganized Mirant must have credit availability under the Exit Facility in an amount acceptable to Reorganized Mirant.

Waiver of Conditions

      Each of the conditions set forth in the Plan of Reorganization could be waived in whole or in part by the Debtors (other than any condition relating to the entry of the Confirmation Order by the Clerk of the

Bankruptcy Court), without any other notice to parties in interest or the Bankruptcy Court and without a hearing. The failure to satisfy or waive a condition to the Effective Date could be asserted by any of the Debtors regardless of the circumstances giving rise to the failure of such condition to be satisfied (including any action or inaction by any of the Debtors). The failure of any of the Debtors to exercise any of the foregoing rights would not be deemed a waiver of any other rights, and each right would be deemed an ongoing right that could be asserted at any time.

Consequences of Non-Occurrence of Effective Date

      If the Effective Date did not occur notwithstanding any waiver of the conditions thereto, the Plan of Reorganization would be null and void and nothing contained in the Plan of Reorganization would: (i) constitute a waiver or release of any Claims against or Equity Interests in a Debtor, (ii) prejudice in any manner the rights of the Debtors, or (iii) constitute an admission, acknowledgement, offer or undertaking by the Debtors.

Effect of Plan of Reorganization Confirmation

Discharge of Claims and Termination of Interests

      a. Except as provided in the Confirmation Order, pursuant to section 1141(d) of the Bankruptcy Code, the rights afforded under the Plan of Reorganization and the treatment of Claims and Equity Interests under the Plan of Reorganization would be in exchange for and in complete satisfaction, discharge and release of all Claims and Equity Interests, including any interest accrued on Claims from the Petition Date. Except as provided in the Confirmation Order or the Plan of Reorganization, Confirmation would discharge the Debtors from all Claims and other debts that arose before the Confirmation Date and all debts of the kind specified in section 502(g), 502(h) or 502(i) of the Bankruptcy Code, would be satisfied, discharged and released in full.

      b. As of the Effective Date, except as provided in the Plan of Reorganization, or the Confirmation Order, all entities would be precluded and forever barred from asserting against any of the Debtors, the Reorganized Debtors, their successors or their property, any other or further claims, debts, rights, causes of action, liabilities or equity interests based upon any act, omission, transaction or other activity of any nature that occurred prior to the Effective Date.

Injunction

      On the Effective Date and except as otherwise provided in the Plan of Reorganization, all Persons who have been, are, or may be holders of Claims against or Equity Interests in the Debtors would be enjoined from taking any of the following actions against or affecting the Debtors, the Reorganized Debtors, the Estates, the Assets or the Disbursing Agent, or (to the extent such Persons have provided an express release as provided by Section 7.17 of the Plan) any of their respective officers, directors, employees, agents, representatives, advisors, attorneys, successors and assigns or their respective assets and property with respect to such Claims or Equity Interests (other than actions brought to enforce any rights or obligations under the Plan of Reorganization and the contracts, instruments, releases, indentures and other agreements or documents delivered hereunder):

(i) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind (including, without limitation, all suits, actions, and proceedings that are pending as of the Effective Date, which must be withdrawn or dismissed with prejudice);

(ii) enforcing, levying, attaching, collecting or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree or order;

(iii) creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any encumbrance; and

(iv) asserting any setoff, right of subrogation or recoupment of any kind; provided, that any defenses, offsets or counterclaims which the Debtors or Reorganized Debtors may have or assert in respect of the above referenced Claims would be fully preserved in accordance with the provisions of the Plan of Reorganization.

Releases

      a. Releases by Mirant. Except as expressly provided below, as of the Effective Date, for good and valuable consideration, each of the Debtors and the Reorganized Debtors in their individual capacities and as debtors-in-possession, would be deemed to forever release, waive, and/or discharge any Cause of Action (other than the rights of the Debtors or the Reorganized Debtors to enforce the Plan of Reorganization and the contracts, instruments, releases, indentures and other agreements or documents delivered thereunder), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors, the parties released pursuant to Section 7.17 of the Plan of Reorganization, the Chapter 11 Cases, or the Plan of Reorganization or this Offering Circular and Disclosure Statement, and that could have been asserted by or on behalf of the Debtors or their Estates or Reorganized Debtors against (i) their respective current and former directors, officers, employees (other than for money borrowed from or owed to the Debtors or their subsidiaries by any such directors, officers or employees as set forth in the Debtors’ or their subsidiaries’ books and records), agents, members, shareholders and professionals and (ii) the DIP Lenders and DIP Agent and their respective affiliates, current and former directors, officers, employees, agents, members, shareholders and professionals, provided that any Cause of Action which could be brought derivatively against any of the foregoing Persons, by any current or former holder of an Equity Interest in, or any holder of any Claim against, any of the Debtors for the benefit of any Debtor would be expressly preserved and retained.

The Debtors do not believe that they have any claims against any of the entities to be released under the Plan of Reorganization. Moreover, the Debtors believe that the releases are warranted under the circumstances. The Debtors’ officers, directors, and employees all share an identity of interest with the Debtors such that a suit against them would be, in essence, a suit against the Debtors and/or would deplete assets of the Debtors. The releases have made substantial contributions to the reorganization by designing and implementing the Restructuring Transactions. The releases are an integral part of the Restructuring Transactions and the Plan of Reorganization, and hence are necessary to the continued success of the Reorganized Debtors. The distributions under the Plan of Reorganization would not be available in a liquidation and also might not be available under the Out-Of-Court Alternative. Thus, absent the support of the releasees, the Debtors may have to pursue other alternatives that may not provide commensurate value to all constituencies.

      b. Releases by Holders of Claims and Interests. Each holder of any Claim against, or Equity Interest in, any of the Debtors that expressly indicates its agreement, in any ballot demonstrating its acceptance or rejection of the Plan of Reorganization, to be bound by the provisions of Section 7.17 of the Plan of Reorganization, would be deemed to have forever released, waived and/or discharged any Cause of Action (other than such parties’ rights to enforce the Plan of Reorganization), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act or omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Chapter 11 Cases, the Plan of Reorganization or the Offering Circular and Disclosure Statement, against any of the Debtors’ current and former directors, officers, employees, agents, members, shareholders and professionals (other than Claims or Interests unrelated to the Debtors) and DIP Lenders and the DIP Agent and their respective affiliates, current and former officers, directors, employees, agents, members, shareholders and professionals.

Exculpation and Limitation of Liability

      None of the Debtors or Reorganized Debtors nor any of their respective current or former members, officers, directors, employees, advisors, attorneys, agents, representatives, successors or assigns acting in such capacity, would have or incur any liability to, or be subject to any Causes of Action by, any holder of a Claim or an Equity Interest, or any other party in interest, or any of their respective agents, shareholders, employees, representatives, financial advisors, attorneys or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the pursuit of confirmation of the Plan of Reorganization, the consummation of the Plan of Reorganization, or the administration of the Plan of Reorganization or the property to be distributed under the Plan of Reorganization, except for their willful misconduct or gross negligence, and in all respects would be entitled to rely reasonably upon the advice of counsel with respect to their duties and responsibilities under the Plan of Reorganization.

Injunction Related to Releases and Exculpation

      The Confirmation Order would permanently enjoin the commencement or prosecution by any entity, whether directly, derivatively or otherwise, of any claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action or liabilities released pursuant to the Plan of Reorganization, including but not limited to the claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action or liabilities released in the Plan of Reorganization.

Causes of Action

      Except as otherwise provided in the Plan of Reorganization, all Causes of Action assertable by any of the Debtors, including but not limited to Avoidance Actions, would, upon the occurrence of the Effective Date, be retained by, and be vested in, the Debtors or Reorganized Debtors, in accordance with the Plan of Reorganization. Except as otherwise provided in the Plan of Reorganization, the Debtors’ and the Reorganized Debtors’ rights to commence such Causes of Action (including Avoidance Actions) would be preserved notwithstanding consummation of the Plan of Reorganization. Without prejudice to the generality of the foregoing, all Causes of Action of the Debtors or Reorganized Debtors against their respective current or former directors, officers and employees, which may be asserted by the Debtors directly for their own benefit or derivatively for the benefit of any Person, would be preserved, notwithstanding consummation of the Plan of Reorganization. From and after the Effective Date, all Causes of Action could be compromised and settled by the Debtors or Reorganized Debtors in accordance with the procedures set out in the Plan of Reorganization.

Parties in interest, including without limitation creditors, may not rely on the absence of a specific reference in the Plan of Reorganization or Offering Circular and Disclosure Statement to any Cause of Action against them as any indication that the Debtors or Reorganized Debtors will not pursue any and all available Causes of Action against them. The Debtors, the Reorganized Debtors and the Estates expressly reserve all rights to prosecute any and all Causes of Action against any Person, except as otherwise provided in the Plan of Reorganization.

Summary of Other Provisions of the Plan of Reorganization

      The following paragraphs summarize certain other significant provisions of the Plan of Reorganization. The Plan should be referred to for the complete text of these and other provisions of the Plan of Reorganization.

     Exemption from Transfer Taxes

      Pursuant to section 1146(c) of the Bankruptcy Code, (i) the issuance, transfer or exchange of notes or equity securities under the Plan of Reorganization, (ii) the creation of any mortgage, deed of trust, lien, pledge or other security interest, (iii) the making or assignment of any lease or sublease, or (iv) the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan of Reorganization, including, without limitation, any merger agreements, agreements of consolidation, restructuring, disposition, liquidation or dissolution, deeds, bills of sale, and transfers of tangible property, would not be subject to any stamp tax, recording tax, real estate transfer tax or other similar tax. Any transfers from the Debtors to the Reorganized Debtors or otherwise pursuant to the Plan of Reorganization would not be subject to any such taxes, and the Confirmation Order would direct the appropriate state or local governmental officials or agents to forgo the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment. Unless the Bankruptcy Court orders otherwise, any of the foregoing transactions taken on or prior to the Effective Date would be deemed to have been in furtherance of, or in connection with, the Plan of Reorganization.

Termination of the Mirant Impaired Notes

      Upon the occurrence of the Effective Date, the Mirant Impaired Notes would be cancelled and annulled. Immediately upon the completion of all Plan of Reorganization Distributions to the holders of Mirant Impaired Notes, the Impaired Note Indentures (to the extent they apply to the Mirant Impaired Notes) would be cancelled and the indenture trustees under the Mirant Impaired Notes Indentures would be authorized to take such action as necessary or appropriate to terminate and extinguish the Debtors’ obligations under the Mirant Impaired Notes Indentures (to the extent they apply to the Mirant Impaired Notes), without further approval, act or other determination under applicable law, regulation, order or rule. The indenture trustees under the Mirant Impaired Notes Indentures and their agents, successors and assigns would facilitate the making of Plan of Reorganization Distributions to the holders of Mirant Impaired Notes, and upon the completion thereof, will be discharged of all their respective obligations associated with the Mirant Impaired Notes and the Mirant Impaired Notes Indentures (to the extent they apply to the Mirant Impaired Notes).

Revocation, Withdrawal or Non-Consummation

      The Debtors reserve the right to revoke or withdraw the Plan of Reorganization or to adjourn confirmation of the Plan of Reorganization with respect to any one or more of the Debtors prior to the occurrence of the Effective Date, including without limitation, as to MAEM, in the event that the Bankruptcy court determines that MAEM Class 3 has voted to reject the Plan of Reorganization or for any reason and/or, as to MADCI, in the event that the Bankruptcy Court determines that MADCI Class 3 has voted to reject the Plan of Reorganization or for any reason. If the Debtors were to revoke or withdraw the Plan of Reorganization with respect to any one or more Debtors, then (i) the Plan of Reorganization and any settlement or compromise embodied in the Plan of Reorganization would be deemed null and void and (ii) nothing contained in the Plan of Reorganization, and no acts taken in preparation for consummation of the Plan of Reorganization, would (a) constitute a waiver or release of any Claims by or against, or any Equity Interests in, any of the Debtors or any other person or (b) prejudice in any manner the rights of any Debtor, Mirant or any other person in any proceedings involving such Debtor.

      In the event that the Debtors choose to adjourn the confirmation of the Plan with respect to any one or more of the Debtors, the Debtors reserve the right to proceed with confirmation of the Plan with respect to those Debtors in relation to which confirmation of the Plan has not been adjourned. With respect to those Debtors with respect to which confirmation of the Plan has been adjourned, the Debtors reserve the right to amend, modify, revoke or withdraw the Plan and/or submit any new plan of reorganization at such times and in such manner as they consider appropriate, subject to the provisions of the Bankruptcy Code.

Amendment or Modification of the Plan of Reorganization

      Subject to section 1127 of the Bankruptcy Code and, to the extent applicable, sections 1122, 1123 and 1125 of the Bankruptcy Code, the Debtors reserve the right to alter, amend or modify the Plan of Reorganization at any time prior to or after the Confirmation Date but prior to the substantial consummation of the Plan of Reorganization. A holder of a Claim or Equity Interest that has accepted the Plan of Reorganization would be deemed to have accepted such Plan of Reorganization, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim or Equity Interest of such holder. Without prejudice to the generality of the foregoing, modification of the Plan of Reorganization may involve, without limitation, the inclusion of one or more of the Debtors’ respective Affiliates as additional debtors and debtors in possession under the Plan of Reorganization.

Plan of Reorganization Documents

      The Plan Documents and certain exhibits, lists, schedules, or documents to be executed in connection with the Plan of Reorganization, would be filed with the Bankruptcy Court not later than ten days prior to the Confirmation Hearing. Upon their filing, the Plan Documents and the other documents so filed could be inspected in the office of the Clerk of the Bankruptcy Court or its designee during normal business hours. The Plan Documents would be approved by the Bankruptcy Court pursuant to the Confirmation Order. Holders of Claims and Equity Interests may obtain a copy of the Plan Documents upon written request to: White & Case LLP, Wachovia Financial Center, Suite 4900, 200 South Biscayne Boulevard, Miami, Florida 33131, Attention: Mark B. Fuhr, Telephone: 305-371-2700, Facsimile: 305-358-5744.

Confirmation and Consummation Procedure

      The Bankruptcy Court could confirm the Plan of Reorganization only if it determines that the Plan of Reorganization complies with the technical requirements of Chapter 11, including, among other things, that (i) the Plan of Reorganization has properly classified Claims and Interests, (ii) the Plan of Reorganization complies with applicable provisions of the Bankruptcy Code, (iii) the Debtors have complied with applicable provisions of the Bankruptcy Code, (iv) the Debtors have proposed the Plan in good faith and not by any means forbidden by law, (v) disclosure of “adequate information” as required by section 1125 of the Bankruptcy Code has been made, (vi) the Plan of Reorganization has been accepted by the requisite votes of all classes of Holders of Claims and Interests (except to the extent that “cramdown” is available under section 1129(b) of the Bankruptcy Code), (vii) the Plan of Reorganization is in the “best interests” of all holders of Claims or Equity Interests in an Impaired Class, and (viii) all fees and expenses payable under 28 U.S.C. § 1930, as determined by the Bankruptcy Court at the Confirmation Hearing, have been paid or the Plan provides for the payment of such fees on the Effective Date. Under the Bankruptcy Code, the following steps must be taken to confirm the Plan of Reorganization.

The Confirmation Hearing

      The Bankruptcy Court would schedule a hearing on the confirmation of the Plan of Reorganization. At that hearing the Bankruptcy Court would consider whether the Plan of Reorganization satisfies the various requirements of the Bankruptcy Code, including whether the Plan of Reorganization is feasible and whether the Plan of Reorganization is in the best interests of the Holders of Claims and Equity Interests in the Debtors. At that time, the Debtors would submit a report to the Bankruptcy Court concerning the votes for acceptance or rejection of the Plan of Reorganization by the parties entitled to vote thereon.

      Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of the Plan of Reorganization. Any objection to confirmation of the Plan of Reorganization would have to be made in writing and filed with the Bankruptcy Court and served on all required parties by the objection deadlines set by the Bankruptcy Court. Unless an objection to confirmation is timely served and filed, it may not be considered by the Bankruptcy Court.

Confirmation

      At the Confirmation Hearing, the Bankruptcy Court could confirm the Plan of Reorganization only if all of the requirements of section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation of a plan are that the plan is (i) accepted by all impaired classes of claims and equity interests or, if rejected by an impaired class, that the plan “does not discriminate unfairly” and is “fair and equitable” as to such class, (ii) feasible and (iii) in the “best interests” of creditors and interest holders that are impaired under the Plan of Reorganization.

Confirmation Without Acceptance of All Impaired Classes — “Cramdown”

      The Debtors may request confirmation of the Plan of Reorganization, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code, and the Debtors reserve the right to modify the Plan of

Reorganization to the extent, if any, that confirmation in accordance with section 1129(b) of the Bankruptcy Code requires modification.

      Under section 1129(b) of the Bankruptcy Code, the Court may confirm a plan over the objection of a rejecting class, if, among other things, (i) at least one impaired Class of Claims has accepted the plan (not counting the votes of any “insiders” as defined in the Bankruptcy Code) and (ii) if the plan “does not discriminate unfairly” against and is “fair and equitable” to each rejecting class.

      A plan does not discriminate unfairly within the meaning of the Bankruptcy Code if a rejecting impaired class is treated equally with respect to other classes of equal rank. A plan is fair and equitable as to a class of secured claims that rejects the plan if, among other things, the plan provides (i) (a) that the holders of claims in the rejecting class retain the liens securing those claims (whether the property subject to those liens is retained by the debtor or transferred to another entity) to the extent of the allowed amount of such claims and (b) that each holder of a claim of such class receives on account of that claim deferred cash payments totaling at least the allowed amount of that claim, of a value, as of the effective date of the plan, of at least the value of the holder’s interest in the estate’s interest in such property, (ii) for the sale, subject to section 363(k) of the Bankruptcy Code, of any property that is subject to the liens securing the claims included in the rejecting class, free and clear of the liens, with the liens to attach to the proceeds of the sale, and the treatment of the liens on proceeds under clause (i) or (iii) of this paragraph, or (iii) for the realization by such holders of the indubitable equivalent of such claims.

      A plan is fair and equitable as to a class of unsecured claims that rejects the plan, if, among other things, the plan provides that (i) each holder of a claim in the rejecting class will receive or retain on account of its claim property that has a value, as of the effective date of the plan, equal to the allowed amount of the claim or (ii) no holder of a claim or interest that is junior to the claims of the rejecting class will receive or retain under the plan any property on account of such junior claim or interest.

      A plan is fair and equitable as to a class of interests that rejects the plan if the plan provides, among other things, that (i) each holder of an interest of such class receive or retain on account of such interest property of a value, as of the effective date of the plan, equal to the greatest of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest, or (ii) that no holder of an interest that is junior to the interests of such class will receive or retain under the plan any property on account of such junior interest.

      As described above, holders of Mirant Bank Claims, Mirant Impaired Note Claims, Commodity Prepay Claims, Commodity Prepay Facility Guaranty Claims and Equipment Warehouse Facility Claims are impaired under the Plan of Reorganization. If one of these Classes does not vote as a Class to accept the Plan of Reorganization, we would request confirmation of the Plan of Reorganization under section 1129(b) of the Bankruptcy Code notwithstanding the deemed rejection of the Plan of Reorganization by such Class and would reserve the right to seek confirmation of the Plan of Reorganization under section 1129(b) of the Bankruptcy Code notwithstanding the rejection of the Plan of Reorganization by other Classes of Claims or Equity Interests.

Best Interests Test

      With respect to each impaired Class of Claims and Equity Interests, confirmation of the Plan of Reorganization requires that each holder of a Claim or Equity Interest either (i) accept the Plan of Reorganization or (ii) receive or retain under the Plan of Reorganization property of a value, as of the Effective Date, that is not less than the value such holder would receive or retain if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code. To calculate the probable distribution to holders of each impaired Class of Claims and Equity Interests if the Debtors were liquidated under Chapter 7, a bankruptcy court must first determine the aggregate dollar amount that would be generated from the Debtors’ assets if its Chapter 11 case were converted to a Chapter 7 case under the Bankruptcy Code. This “liquidation value” would consist primarily of the proceeds from a forced sale of our assets by a Chapter 7 trustee.

      The amount of liquidation value available to unsecured creditors would be reduced by, first, the claims of secured creditors to the extent of the value of their collateral, and, second, by the costs and expenses of liquidation, as well as by other administrative expenses and costs of both the Chapter 7 case and the Chapter 11 case. Costs of liquidation under Chapter 7 of the Bankruptcy Code would include the compensation of a trustee, as well as of counsel and other professionals retained by the trustee, asset disposition expenses, all unpaid expenses incurred by the Debtors in its Chapter 11 case (such as compensation of attorneys, financial advisors and accountants) that are allowed in the Chapter 7 case, litigation costs, and claims arising from the operations of Debtors during the pendency of the Chapter 11 case. The liquidation itself would trigger certain priority claims that otherwise would be due in the ordinary course of business. Those priority claims would be paid in full from the liquidation proceeds before the balance would be made available to pay general claims or to make any distribution in respect of equity interests. The liquidation would also prompt the rejection of a large number of executory contracts and unexpired leases and thereby create a significantly higher number of unsecured creditors.

      The Debtors believe that the Plan of Reorganization meets the “best interests of creditors” test of section 1129(a)(7) of the Bankruptcy Code. We believe that the members of each impaired Class would receive greater value under the Plan of Reorganization than they would in a liquidation. See the Liquidation Analysis, a copy of which is attached hereto as Annex D.

      In contrast, under the Plan of Reorganization, holders of Mirant Bank Claims, Mirant Impaired Note Claims, Commodity Prepay Facility Claims, Commodity Prepay Facility Guaranty Claims and Equipment Warehouse Facility Claims would receive a 100% recovery. Therefore, holders of such Claims and such Equity Interests would receive substantially more under the Plan of Reorganization than in a liquidation. Although the Debtors believe that the Plan of Reorganization meets the “best interests test” of section 1129(a)(7) of the Bankruptcy Code, there can be no assurance that the Bankruptcy Court will determine that the Plan of Reorganization meets this test. THESE ESTIMATES OF VALUE ARE SUBJECT TO A NUMBER OF ASSUMPTIONS AND SIGNIFICANT QUALIFYING CONDITIONS. ACTUAL VALUES AND RECOVERIES COULD VARY MATERIALLY FROM THE ESTIMATES SET FORTH HEREIN.

Feasibility

      The Bankruptcy Code requires that the Bankruptcy Court determine that confirmation of a Plan of Reorganization is not likely to be followed by liquidation or the need for further financial reorganization of the Debtors. For purposes of showing that the Plan of Reorganization meets this feasibility standard, the Debtors and Blackstone have analyzed the ability of Reorganized Debtors to meet its obligations under the Plan of Reorganization and retain sufficient liquidity and capital resources to conduct its business.

      The Debtors believe that with an adjustment of the maturities for the Mirant Impaired Notes, the Mirant Bank Claims, the Commodity Prepay Facility Claims, the Commodity Prepay Facility Guaranty Claims and the Equipment Warehouse Facility Claims, its business would be able to return to viability. To further support its belief in the feasibility of the Plan of Reorganization, the Debtors have relied upon Pro Forma Financial Projections for Fiscal Years 2003 through 2008 contained in the Five-Year Projections, attached as Annex C hereto. The Five-Year Projections indicate that the Reorganized Debtors should have sufficient cash flow to pay and service its debt obligations. Accordingly, the Debtors believe that the Plan of Reorganization complies with the financial feasibility standard of section 1129(a)(11) of the Bankruptcy Code.

      Holders of Claims against and Equity Interests in the Debtors are advised, however, that the Five-Year Projections were not prepared with a view toward compliance with the published guidelines of the American Institute of Certified Public Accountants or any other regulatory or professional agency or body or generally accepted accounting principles. Furthermore, Mirant’s independent certified public accountants have not compiled or examined the Projections and accordingly do not express any opinion or any other form of assurance with respect thereto and assume no responsibility for the Five-Year Projections.

      The Five-Year Projections also assume that (i) the Plan of Reorganization would be confirmed and consummated in accordance with its terms, (ii) there would be no material change in legislation or regulations, or the administration thereof, including energy legislation or regulations, that will have an unexpected effect on the operations of Reorganized Debtors, (iii) there would be no change in United States generally accepted accounting principles that would have a material effect on the reported financial results of the Reorganized Debtors and (iv) there would be no material contingent or unliquidated litigation or indemnity claims applicable to the Reorganized Debtors. To the extent that the assumptions inherent in the Five-Year Projections are based upon future business decisions and objectives, they are subject to change. In addition, although they are presented with numerical specificity and considered reasonable by the Debtors when taken as a whole, the assumptions and estimates underlying the Five-Year Projections are subject to significant business, economic and competitive uncertainties and contingencies, many of which will be beyond the control of the Reorganized Debtors.

      Accordingly, the Five-Year Projections are only estimates that are necessarily speculative in nature. It can be expected that some or all of the assumptions in the Five-Year Projections would not be realized and that actual results would vary from the Five-Year Projections, which variations could be material and are likely to increase over time. The Five-Year Projections should therefore not be regarded as a representation by the Debtors or any other person that the results set forth in the Five-Year Projections will be achieved. In light of the foregoing, readers are cautioned not to place undue reliance on the Five-Year Projections. The Five-Year Projections should be read together with the information in this Offering Circular and Disclosure Statement entitled “Risk Factors,” which sets forth important factors that could cause actual results to differ from those in the Five-Year Projections.

      The Debtors are also subject to the informational requirements of the Exchange Act, as amended, and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial statements and other matters. Such filings will not include projected financial information. The Debtors do not intend to update or otherwise revise the Five-Year Projections, including any revisions to reflect events or circumstances existing or arising after the date of this Offering Circular and Disclosure Statement or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions do not come to fruition. Furthermore, the Debtors do not intend to update or revise the Five-Year Projections to reflect changes in general economic or industry conditions.

Certain Other Legal Considerations

The Securities Act

      Mirant has not filed a registration statement under the Securities Act or any other federal or state securities laws with respect to the New Mirant 8.25% Senior Secured Notes or Warrants (as referred to herein for purposes of the Plan of Reorganization as the “New Mirant 8.25% Senior Secured Notes”) that may be deemed to be offered by virtue of this solicitation. Mirant is relying on section 3(a)(9) and/or any other applicable section of the Securities Act and similar state law provisions to exempt Mirant from registering the offer of any securities that may be deemed to be made pursuant to this solicitation.

Exchange of Exchange Offer Securities

      Generally, the Securities Act prohibits the offer of securities to the public unless a registration statement has been filed with the SEC and the sale of securities until such registration statement has been declared effective by the SEC, unless an exemption from registration is available. The Exchange Offers constitute an “offer” of securities under the Securities Act. Mirant is availing itself of section 3(a)(9) of the Securities Act, which provides an exemption from registration for exchanges of securities by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. Accordingly, no registration statement is being filed with the SEC with respect to the Exchange Offers. The Company has filed a Statement on Form TO and a T-3 with the SEC.

Registration

      Holders of securities who are deemed to be “underwriters” within the meaning of section 1145(b)(1) of the Bankruptcy Code or who may otherwise be deemed to be “underwriters” of, or to exercise “control” over, Mirant within the meaning of Rule 405 of Regulation C under the Securities Act may, under certain circumstances, be able to sell their securities pursuant to the more limited safe harbor resale provisions of Rule 144 under the Securities Act. Generally, Rule 144 provides that, if certain conditions are met (e.g., one year holding period with respect to “restricted securities,” volume limitations, manner of sale, availability of current information about the issuer, etc.), (i) any person who resells “restricted securities” and (ii) any “affiliate” of the issuer of the securities sought to be resold will not be deemed to be an “underwriter” as defined in section 2(11) of the Securities Act. Under paragraph (k) of Rule 144, the aforementioned conditions to resale will no longer apply to restricted securities sold for the account of a holder who is not an affiliate of Mirant at the time of such resale and who has not been such during the three-month period next preceding such resale, so long as a period of at least two years has elapsed since the later of (a) the Effective Date and (b) the date on which such holder acquired his or its securities.

Risk Factors Related to Plan of Reorganization

Disruption of Mirant’s Business

      Commencement of a Chapter 11 Case, even if only to confirm the Plan of Reorganization, could adversely affect the relationship between Mirant or its operating subsidiaries and their respective employees, customers and suppliers. If such relationships are adversely affected, Mirant’s working capital position and operating results could deteriorate materially. Such deterioration could adversely affect Mirant’s ability to consummate the Plan of Reorganization.

Risk of Non-Confirmation of the Plan of Reorganization or of Possible Invalidation of the Solicitation

      There can be no assurance that the Bankruptcy Court would decide that this Offering Circular and Disclosure Statement meets the disclosure requirements of the Bankruptcy Code or that the acceptances were effective for the purpose of approving the Plan of Reorganization. Section 1126(b) of the Bankruptcy Code provides that the holder of a claim against, or interest in, a debtor who accepts or rejects a plan of reorganization before the commencement of a Chapter 11 case is deemed to have accepted or rejected such plan of reorganization under the Bankruptcy Code so long as the solicitation of such acceptance was made in accordance with applicable non-bankruptcy law governing the adequacy of disclosure in connection with such solicitation, or, if such laws do not exist, such acceptance was solicited after disclosure of “adequate information,” as defined in section 1125 of the Bankruptcy Code. In addition, Bankruptcy Rule 3018(b) provides that a holder of a claim or interest who has accepted or rejected a plan before the commencement of the case under the Bankruptcy Code shall not be deemed to have accepted or rejected the plan if the court finds after notice and a hearing that the plan of reorganization was not transmitted in accordance with reasonable solicitation procedures.

      This Offering Circular and Disclosure Statement is being presented to satisfy the foregoing requirements. Mirant believes that its solicitation of votes to accept or reject the Plan of Reorganization is proper under applicable nonbankruptcy law, rules and regulations. Mirant cannot be certain, however, that its solicitation of acceptances or rejections would be approved by the Bankruptcy Court. If such approval were not obtained, then Mirant would potentially have to solicit votes to accept or reject the Plan of Reorganization from one or more classes of claims or interests that were not previously solicited. Mirant also would potentially have to seek to resolicit acceptances, and, in such event, confirmation of the Plan of Reorganization could be delayed and possibly jeopardized.

      Section 1122 of the Bankruptcy Code requires that a plan classify claims against, and interests in, a debtor. The Bankruptcy Code also provides that, except for certain claims classified for administrative convenience, a plan may place a claim or interest in a particular class only if such claim or interest is substantially similar to the other claims or interests of such class. Mirant believes that all claims and interests have been appropriately classified in the Plan of Reorganization.

      To the extent that the Bankruptcy Court would find that a different classification is required for the Plan of Reorganization to be confirmed, Mirant currently anticipates that it would seek (i) to modify the Plan of Reorganization to provide for whatever classification might be required for confirmation and (ii) to use the acceptances received from any creditor or shareholder pursuant to this solicitation for the purpose of obtaining the approval of the class or classes of which such creditor or shareholder ultimately is deemed to be a member. Any such reclassification of creditors or shareholders, although subject to the notice and hearing requirements of the Bankruptcy Code, could adversely affect the class in which such creditor or shareholder was initially a member, or any other class under the Plan of Reorganization, by changing the composition of such class and the vote required for approval of the Plan of Reorganization.

      There can be no assurance that the Bankruptcy Court, after finding that a classification was inappropriate and requiring a reclassification, would approve the Plan of Reorganization based upon such reclassification. Except to the extent that modification of classification in the Plan of Reorganization requires resolicitation, Mirant would, in accordance with the Bankruptcy Code and the Bankruptcy Rules, seek a determination by the Bankruptcy Court that acceptance of the Plan of Reorganization by any holder pursuant to this solicitation will constitute a consent to the Plan of Reorganization’s treatment of such holder regardless of the class as to which such holder is ultimately deemed to be a member. Mirant believes that under the Bankruptcy Rules, Mirant would be required to resolicit votes for or against the Plan of Reorganization only when a modification adversely affects the treatment of the claim of any creditor or equity holder.

Non-confirmation of the Plan with respect to MAEM and/or MADCI

      The Plan of Reorganization provides for one impaired class of Claims in respect of each of MAEM (the MAEM Class 3 — Commodity Prepay Facility Claims) and MADCI (the MADCI Class 3 — Equipment Warehouse Facility Claims). In the event that the Bankruptcy Court determines that either MAEM Class 3 and/or MADCI Class 3 has voted to reject the Plan in accordance with the provisions of section 1126(c) of the Bankruptcy Code, the Debtors would not be able to implement a “cramdown” with respect to such creditors under section 1129(b) of the Bankruptcy Code. In such circumstances, the Plan would not be confirmed with respect to MAEM and/or MADCI and the Debtors would need to consider alternative treatment for such creditors which could include modification to, or withdrawal of the Plan or adjournment of the confirmation of the Plan with respect to either MAEM and/or MADCI.

      In the event that the Plan cannot be consummated with respect to MAEM, whether for the aforementioned reasons or otherwise, a delay in the emergence from Chapter 11 could have adverse consequences on the Debtors’ trading businesses. The Debtors believe that they could successfully mitigate these adverse consequences by assuming and assigning, pursuant to section 365 of the Bankruptcy Code, certain key contracts required for the ongoing trading businesses currently being performed by MAEM to an Affiliate entity (not being a Debtor) with market based rate authority from FERC which would thereafter conduct the trading business of MAEM on an ongoing basis.

Modification of the Plan of Reorganization

      Mirant might seek to modify or amend the Plan of Reorganization at any time prior to the confirmation date including, without limitation, the inclusion of one or more of the Debtors’ respective Affiliates as additional debtors and debtors in possession under the Plan of Reorganization in the manner provided for in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 or as otherwise permitted by law without additional disclosure pursuant to section 1125 of the Bankruptcy Code, except as the Bankruptcy Court might otherwise require. The potential impact of any such amendment or modification on the holders of claims and interests cannot be foreseen, but might include a change in the economic impact of the Plan of Reorganization on some or all of the classes or a change in the relative rights of such classes. If any of the terms of the Plan of Reorganization were amended in a manner determined by Mirant or the Bankruptcy Court, as appropriate, to constitute a material adverse change to the treatment of the claim of any creditor or the interest of any equity security holder, Mirant would promptly disclose any such amendment in accordance with Bankruptcy Code section 1127, Bankruptcy Rule 3019, and any order of the Bankruptcy Court.

      Mirant, prior to confirmation of the Plan of Reorganization, or prior to substantial consummation thereof, subject to the provisions of section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019, reserves the right to amend the terms of the Plan of Reorganization or waive any conditions thereto if and to the extent that Mirant determined that such amendments or waivers were necessary or desirable to consummate the plan. Mirant would give all holders of Claims and Equity Interests notice of any such amendments or waivers as might be required by applicable law and the Bankruptcy Court. If, after receiving sufficient acceptances but prior to confirmation of the Plan of Reorganization, Mirant were to modify the Plan of Reorganization, Mirant could use such previously solicited acceptances only if (i) all classes of adversely affected creditors and interest holders accepted the modification in writing or (ii) the Bankruptcy Court determined, after notice to designated parties, that such modification was de minimis or purely technical or otherwise did not adversely change the treatment of holders of accepting Claims and Interests. Mirant reserves the right to use acceptances of the Plan of Reorganization received in this solicitation to seek confirmation of the Plan of Reorganization under any case commenced under Chapter 11 of the Bankruptcy Code, whether such case is commenced by the filing of a voluntary or involuntary petition, subject to approval of the Bankruptcy Court.

Revocation or Withdrawal of the Plan of Reorganization

      If a Chapter 11 petition is filed by or against the Debtors, the Debtors reserve the right not to file the Plan of Reorganization, or, if they file the Plan, to revoke or withdraw the Plan of Reorganization or to adjourn the hearing on confirmation of the Plan of Reorganization with respect to one or more of the Debtors at any time prior to confirmation, including as to MAEM, in the event that the Bankruptcy Court determines that MAEM Class 3 has voted to reject the Plan of Reorganization or for any other reason and/or as to MADCI, in the event that the Bankruptcy Court determines that MADCI Class 3 has voted to reject the Plan of Reorganization or for any other reason. If the Plan of Reorganization is revoked or withdrawn, the Plan of Reorganization and the ballots would be deemed to be null and void. In such event, nothing contained in the Plan of Reorganization would be deemed to constitute a waiver or release of any claims by or against Mirant, or interests of or in Mirant, or any other person or to prejudice in any manner the rights of Mirant or any other person. If confirmation of the Plan is adjourned with respect to any Debtor, the Plan could nevertheless be confirmed with respect to the remaining Debtors. With respect to those Debtors in respect of which confirmation of the Plan has been adjourned, such Debtors reserve the right to amend, modify, revoke or withdraw the Plan and/or submit a new plan of reorganization at such time and in such manner as they consider appropriate subject to the provisions of the Bankruptcy Code.

      If the requisite acceptances are not received or if the Plan of Reorganization is not confirmed, the Debtors could file their Chapter 11 petitions and attempt to formulate and propose a different plan or plans of reorganization. Such a plan or plans might involve either a reorganization and continuation of Mirant’s businesses or an orderly liquidation of assets. Mirant’s business could suffer from increased costs, erosion of customer confidence, and liquidity difficulties if it remained a debtor in possession during a lengthy Chapter 11 process while trying to negotiate a plan of reorganization. Mirant therefore believes that the Plan of Reorganization would enable Holders of Claims and Equity Interests to realize the greatest value under the circumstances and that, compared to any later alternative plan of reorganization, the Plan of Reorganization has the greatest chance to be confirmed and consummated.

Alternatives to Confirmation and Consummation of the Plan of Reorganization

      If an out-of-court restructuring were not achieved through the Exchange Offers, Mirant believes that the Plan of Reorganization affords Holders of Claims and Equity Interests the potential for the greatest recovery and, therefore, would be in the best interests of such holders. If, however, the requisite acceptances of the Plan of Reorganization are not received, or the Plan of Reorganization is not confirmed and consummated, the theoretical alternatives would include: (i) formulation of an alternative plan of reorganization or (ii) liquidation of Mirant under Chapter 7 or 11 of the Bankruptcy Code.

Alternative Plan(s) of Reorganization

      As stated above, Mirant may file a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code and seek, as promptly as practicable thereafter, confirmation of the Plan of Reorganization or any other restructuring in its sole discretion. Mirant believes that the length of any bankruptcy cases that it commences, including any case seeking confirmation of the Plan of Reorganization, would be subject to considerable uncertainty and that the completion of such proceedings could be delayed for reasons beyond the control of Mirant, including the need to solicit additional acceptances of the Plan of Reorganization after commencement of a case. Even if the Plan of Reorganization were uncontested, it is estimated that the Plan of Reorganization would take approximately two months to confirm and could take longer if postpetition solicitations are required. Furthermore, even if all classes of impaired creditors and equity holders accept the Plan of Reorganization, the Plan of Reorganization might not be confirmed by the Bankruptcy Court. The Bankruptcy Court, which sits as a court of equity, could exercise substantial discretion in its rulings. Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation and requires a finding, among other things, that the confirmation of a plan is not likely to be followed by the need for further financial reorganization and that the value of distributions to dissenting creditors and shareholders not be less than the value of distributions such creditors and shareholders would receive if Mirant were liquidated under Chapter 7 of the Bankruptcy Code. Although Mirant believes that the Plan of Reorganization meets such tests, there can be no assurance that the Bankruptcy Court would reach the same conclusion.

Liquidation Under Chapter 7 or Chapter 11

      If no plan is confirmed and Mirant commences a bankruptcy case, Mirant could be forced to liquidate under Chapter 7 of the Bankruptcy Code, under which a trustee would be elected or appointed to liquidate Mirant’s assets for distribution to creditors in accordance with the priorities established by the Bankruptcy Code. It is impossible to predict precisely how the proceeds of the liquidation would be distributed to the respective holders of Claims against or Equity Interests in Mirant.

      As described above, however, Mirant believes that in a liquidation under Chapter 7, additional administrative expenses involved in the appointment of a trustee or trustees and attorneys, accountants and other professionals to assist such trustees would cause a substantial diminution in the value of Mirant’s Estate. The assets available for distribution to creditors would be reduced by such additional expenses and by claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of operations and the failure to realize the greater going concern value of Mirant’s assets.

      Mirant also could be liquidated pursuant to the provisions of a Chapter 11 plan of reorganization. In a liquidation under Chapter 11, Mirant’s assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7. Thus, a Chapter 11 liquidation might result in larger recoveries than in a Chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Because a trustee is not required in a Chapter 11 case, expenses for professional fees could be lower than in a Chapter 7 case. Any distribution to the holders of Claims under a Chapter 11 liquidation plan, however, would probably be delayed substantially.

MIRANT BELIEVES THAT THE PLAN OF REORGANIZATION AFFORDS SUBSTANTIALLY GREATER BENEFITS TO CREDITORS AND EQUITY INTEREST HOLDERS THAN WOULD A LIQUIDATION UNDER CHAPTER 7 OR CHAPTER 11 OF THE BANKRUPTCY CODE.

      The Liquidation Analysis, prepared by Mirant with the assistance of Blackstone, is premised upon a liquidation in a Chapter 7 case. In the Liquidation Analysis, attached as Annex D hereto, Mirant has taken into account the nature, status, and underlying value of its assets, the ultimate realizable value of such assets, and the extent to which the assets are subject to Liens and security interests.

      The likely form of any liquidation would be the sale of individual assets. Based on this analysis, it is likely that a liquidation of Mirant’s assets would produce less value for distribution to creditors than that recoverable in each instance under the Plan of Reorganization. In Mirant’s opinion, the recoveries projected to be available in liquidation are not likely to afford holders of Claims as great as a realization potential as does the Plan of Reorganization.

      Although preferable to a Chapter 7 liquidation, Mirant believes that any alternative liquidation under Chapter 11 is a much less attractive alternative to creditors than the Plan of Reorganization because of the greater return Mirant anticipates is provided by the Plan of Reorganization.

PROCEDURES FOR VOTING ON THE PLAN OF REORGANIZATION

      Before voting to accept or reject the Plan of Reorganization, each holder of a Mirant Bank Claim, Mirant Impaired Note Claim, Commodity Prepay Facility Claim, Commodity Prepay Facility Guaranty Claim and Equipment Warehouse Facility Claim should carefully review the Plan of Reorganization attached as Appendix I and described herein under “The Plan of Reorganization.” All descriptions of the Plan of Reorganization set forth in this Offering Circular and Disclosure Statement are subject to the terms and conditions of the Plan of Reorganization. Instructions for voting on the Plan of Reorganization are set forth in the instructions contained in the enclosed beneficial owner ballots (and, in the case of nominees, master ballots which will be received at a later date).

Voting Deadline

      The period during which beneficial owner ballots (the “Beneficial Owner Ballots”) and master ballots (the “Master Ballots”) will be accepted will terminate at 12:00 midnight, New York City time on July 14, 2003, unless and until Mirant, in its sole discretion, extends the date until which Beneficial Owner Ballots and Master Ballots will be accepted, in which case the voting Deadline will terminate at 12:00 midnight, New York City time on such extended date (the “Voting Deadline”). Except to the extent Mirant so determines or as permitted by the Bankruptcy Court, Beneficial Owner Ballots or Master Ballots that are received after the Voting Deadline will not be counted or otherwise used by Mirant in connection with Mirant’s request for confirmation of the Plan of Reorganization (or any permitted modification thereof).

      Mirant reserves the absolute right, at any time or from time to time, to extend, by oral or written notice to the Voting Agent, the period of time (on a daily basis, if necessary) during which Beneficial Owner Ballots and Master Ballots will be accepted for any reason including, but not limited to, determining whether or not requisite acceptances of the Plan of Reorganization have been received, by making a public announcement of such extension no later than 9:00 a.m. (New York City time) on the first business day next succeeding the previously announced Voting Deadline. Without limiting the manner in which Mirant may choose to make any public announcement, Mirant will not have any obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a news release through the Business Wire. There can be no assurance that Mirant will exercise its right to extend the Voting Deadline. In the event that Mirant commences a Chapter 11 Case prior to the Voting Deadline, Mirant may use acceptances received prior to the Voting Deadline to obtain consummation of the Plan of Reorganization.

Voting Procedures

      Mirant is providing copies of this Offering Circular and Disclosure Statement (including all exhibits and appendices) and related materials and, where appropriate, Beneficial Owner Ballots and Master Ballots (in either case, a “Solicitation Package”), to Registered Holders of Mirant Impaired Notes. Registered Holders of Mirant Impaired Notes may include brokerage firms, commercial banks, trust companies, or other nominees. If such entities do not hold Mirant Impaired Notes for their own account, they must provide copies of the Solicitation Package (including the Beneficial Owner Ballots) to their customers and to beneficial owners of Mirant Impaired Notes. Any beneficial owner of Mirant Impaired Notes who has not received a Beneficial Owner Ballot should contact his, her or its nominee, or the Voting Agent.

      Registered Holders of Mirant Impaired Notes should provide all of the information requested by the Ballots. Registered Holders of Mirant Impaired Notes should complete and return all Ballots received in the enclosed, self-addressed, postage paid envelope provided with each such Ballot.

      The Voting Record Date for determining which Registered Holders of Mirant Impaired Notes are entitled to vote on the Plan of Reorganization is May 30, 2003. The respective trustees for each of the Mirant Impaired Notes will not vote on behalf of the Registered Holders of Mirant Impaired Notes. Holders of Mirant Impaired Notes must submit their own Ballots.

     Beneficial Owners

      A beneficial owner holding Mirant Impaired Notes as record holder in its own name should vote on the Plan of Reorganization by completing and signing a Beneficial Owner Ballot and returning it directly to the Voting Agent on or before the Voting Deadline using the enclosed self-addressed, postage paid envelope.

      A beneficial owner holding Mirant Impaired Notes in “street name” through a nominee may vote on the Plan of Reorganization by one of the following two methods (as selected by such beneficial owner’s nominee):

(i) Complete and sign the enclosed Beneficial Owner Ballot. Return the Ballot to your nominee as promptly as possible and in sufficient time to allow such nominee to process the Ballot and return it to the Voting Agent by the Voting Deadline. If no self-addressed, postage paid envelope was enclosed for this purpose, contact the Voting Agent for instructions; or

(ii) Complete and sign the pre-validated Beneficial Owner Ballot (as described below) provided to you by your nominee. Return the pre-validated Ballot to the Voting Agent by the Voting Deadline using the return envelope provided in the Solicitation Package.

      Any Beneficial Owner Ballot returned to a nominee by a beneficial owner will not be counted for purposes of acceptance or rejection of the Plan of Reorganization until such nominee properly completes and delivers to the Voting Agent that Ballot or a Master Ballot that reflects the vote of such beneficial owner.

      If any beneficial owner owns Mirant Impaired Notes through more than one nominee, such beneficial owner may receive multiple mailings containing the Beneficial Owner Ballots. The beneficial owner should execute a separate Beneficial Owner Ballot for each block of Mirant Impaired Notes that it holds through any particular nominee and return each Ballot to the respective nominee in the return envelope provided therewith. Beneficial owners who execute multiple Beneficial Owner Ballots with respect to Mirant Impaired Notes held through more than one nominee must indicate on each Beneficial Owner Ballot the names of ALL such other nominees and the additional amounts of such Mirant Impaired Notes so held and voted. If a beneficial owner holds a portion of the Mirant Impaired Notes through a nominee and another portion as a record holder, the beneficial owner should follow the procedures described in subparagraph (1)(a) above to vote the portion held of record and the procedures described in subparagraph (1)(b) above to vote the portion held through a nominee or nominees.

     Nominees

      A nominee that on the Voting Record Date is the registered holder of Mirant Impaired Notes for one or more beneficial owners can obtain the votes of the beneficial owners of such Mirant Impaired Notes, consistent with customary practices for obtaining the votes of securities held in “street name,” in one of the following two ways:

     Pre-Validated Ballots

      The nominee may “prevalidate” a Beneficial Owner Ballot by (i) signing the Ballot, (ii) indicating on the Ballot the name of the registered holder, the amount of Mirant Impaired Notes held by the nominee for the beneficial owner, and the account numbers for the accounts in which such Mirant Impaired Notes are held by the nominee, and (iii) forwarding such Beneficial Owner Ballot, together with the Offering Circular and Disclosure Statement, a pre-addressed, postage-paid return envelope addressed to, and provided by, the Voting Agent, and other materials requested to be forwarded, to the beneficial owner for voting. The beneficial owner must then complete the information requested on the Beneficial Owner Ballot, review the certifications contained on the Ballot, and return the Ballot directly to the Voting Agent in the pre-addressed, postage-paid return envelope so that it is RECEIVED by the Voting Agent before the Voting Deadline. A list of the beneficial owners to whom “pre-validated” Ballots were delivered should be maintained by nominees for inspection for at least one year from the Voting Deadline.

     Master Ballots

      If the nominee elects not to prevalidate Ballots, the nominee may obtain the votes of beneficial owners by forwarding the unsigned Beneficial Owner Ballots, together with the Offering Circular and Disclosure Statement, a pre-addressed, postage-paid return envelope provided by, and addressed to, the nominee, and other materials requested to be forwarded, to the beneficial owners. Each such beneficial owner must then indicate his, her or its vote on the Beneficial Owner Ballot, complete the information requested on the Ballot, review the certifications contained on the Ballot, execute the Ballot, and return the Ballot to the nominee. After collecting the Beneficial Owner Ballots, the nominee should, in turn, complete a Master Ballot compiling the votes and other information from the Beneficial Owner Ballots, execute the Master Ballot, and deliver the Master Ballot to the Voting Agent so that it is RECEIVED by the Voting Agent before the Voting Deadline. All Beneficial Owner Ballots returned by beneficial owners should either be forwarded to the Voting Agent (along with the Master Ballot) or retained by nominees for inspection for at least one year from the Voting Deadline. EACH NOMINEE SHOULD ADVISE ITS BENEFICIAL OWNERS TO RETURN THEIR BALLOTS TO THE NOMINEE BY A DATE CALCULATED BY THE NOMINEE TO ALLOW IT TO PREPARE AND RETURN THE MASTER BALLOT TO THE VOTING AGENT SO THAT IT IS RECEIVED BY THE VOTING AGENT BEFORE THE VOTING DEADLINE.

     Securities Clearing Agencies

      Mirant expects that DTC, as a nominee holder of Mirant Impaired Notes, will arrange for its participants to vote by executing an omnibus proxy in favor of such participants. As a result of the omnibus proxy, such participants will be authorized to vote their Voting Record Date positions held in the name of such securities clearing agencies.

     Miscellaneous

      In the case of a vote on the Plan of Reorganization, all Ballots must be signed by the holder of Mirant Impaired Notes of record or any person who has obtained a properly completed Ballot proxy from the record holder of Mirant Impaired Notes on such date. For purposes of voting to accept or reject the Plan of Reorganization, the beneficial owners of Mirant Impaired Notes will be deemed to be the “holders” of the Claims represented by such Mirant Impaired Notes. Unless otherwise ordered by the Bankruptcy Court, Beneficial Owner Ballots or Master Ballots that are signed, dated and timely received, but on which a vote to accept or reject the Plan of Reorganization has not been indicated, will not be counted. Mirant, in its sole discretion, may request that the Voting Agent attempt to contact such voters to cure any such defects in the Beneficial Owner Ballots or Master Ballots.

      Under the Bankruptcy Code, for purposes of determining whether the requisite acceptances have been received from holders of Mirant Impaired Notes, only holders of Mirant Impaired Notes who actually vote will be counted. The failure of a holder of Mirant Impaired Notes to deliver a duly executed Ballot will be deemed to constitute an abstention by such holder of Mirant Impaired Notes with respect to voting on the Plan of Reorganization and such abstentions will not be counted as votes for or against the Plan of Reorganization.

      Except as provided below, unless the Beneficial Owner Ballot or Master Ballot is timely submitted to the Voting Agent before the Voting Deadline together with any other documents required by such Beneficial Owner Ballot or Master Ballot, Mirant may, in its sole discretion, reject such Beneficial Owner Ballot or Master Ballot as invalid, and therefore decline to utilize it in connection with seeking confirmation of the Plan of Reorganization.

     Fiduciaries And Other Representatives

      If a Beneficial Owner Ballot is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another acting in a fiduciary or representative capacity, such person should indicate such capacity when signing and, unless otherwise determined by Mirant, must submit proper evidence satisfactory to Mirant of authority to so act. Authorized signatories should submit the separate Beneficial Owner Ballot of each beneficial owner for whom they are voting.

      UNLESS THE BENEFICIAL OWNER BALLOT BEING FURNISHED IS TIMELY SUBMITTED TO THE VOTING AGENT ON A MASTER BALLOT OR PREVALIDATED BALLOT ON OR PRIOR TO THE VOTING DEADLINE, SUCH BALLOT WILL BE REJECTED AS INVALID AND WILL NOT BE COUNTED AS AN ACCEPTANCE OR REJECTION OF THE PLAN OF REORGANIZATION; PROVIDED, HOWEVER, THAT MIRANT RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO REQUEST OF THE BANKRUPTCY COURT THAT ANY SUCH BALLOT BE COUNTED.

Parties In Interest Entitled To Vote

      Under the Bankruptcy Code, only holders of claims or interests in “impaired” classes are entitled to vote on a plan. Under section 1124 of the Bankruptcy Code, a class of claims or interests is deemed to be “impaired” under a plan unless (i) the plan of reorganization leaves unaltered the legal, equitable, and contractual rights to which such claim or interest entitles the holder thereof or (ii) notwithstanding any legal right to an accelerated payment of such claim or interest, the plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.

      If, however, the holder of an impaired claim or interest will not receive or retain any distribution under the plan of reorganization on account of such claim or interest, the Bankruptcy Code deems such holder to have rejected the plan of reorganization, and, accordingly, holders of such claims and interests do not actually vote on the plan of reorganization. If a claim or interest is not impaired by the plan of reorganization, the Bankruptcy Code deems the holder of such claim or interest to have accepted the plan and, accordingly, holders of such claims and interests are not entitled to vote on the plan of reorganization.

      Also, a holder of a claim or interest may vote to accept or to reject a plan of reorganization only if the claim or interest is “allowed,” which means generally that no party in interest has objected to such claim or interest. In the event of a dispute with respect to any Mirant Impaired Note Claim, any vote to accept or reject the Plan of Reorganization cast with respect to such claim will not be counted for purposes of determining whether the Plan of Reorganization has been accepted or rejected unless the Bankruptcy Court orders otherwise.

      A vote may be disregarded if the Bankruptcy Court determines, pursuant to section 1126(e) of the Bankruptcy Code, that it was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

      The Bankruptcy Code defines “acceptance” of a plan by a class of claims as acceptance by creditors in that class that hold at least two-thirds in dollar amount and more than one-half in number of the claims that cast ballots for acceptance or rejection of the plan of reorganization. Acceptance of a plan of reorganization by a class of interests requires acceptance by at least two-thirds of the amount of interests of such class that cast ballots for acceptance or rejection of the plan of reorganization.

Agreements Upon Furnishing Ballots

      The delivery of an accepting Beneficial Owner Ballot or Master Ballot pursuant to one of the procedures set forth above will constitute the agreement of the holder of Mirant Impaired Notes with respect to such Ballot to accept (i) all of the terms of, and conditions to, this acceptance solicitation and (ii) the terms of the Plan of Reorganization; provided, however, that all parties in interest retain their right to object to confirmation of the Plan of Reorganization pursuant to section 1128 of the Bankruptcy Code.

Change of Vote

      Any party who has previously submitted to the Voting Agent prior to the Voting Deadline a properly completed Beneficial Owner Ballot or Master Ballot may revoke such Ballot and change its vote by submitting to the Voting Agent prior to the Voting Deadline a subsequent properly completed Beneficial Owner Ballot or Master Ballot for acceptance or rejection of the Plan of Reorganization.

      A withdrawal of Mirant Impaired Notes tendered for exchange will not have any effect on a vote for acceptance of the Plan of Reorganization with respect to such Mirant Impaired Notes. A change of vote for acceptance of the Plan of Reorganization will not have any effect on the tender, or consent, of or with respect to the Mirant Impaired Notes as to which a vote on the Plan of Reorganization is changed.

Waivers of Defects, Irregularities, Etc.

      Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation or withdrawals of Ballots will be determined by the Voting Agent and Mirant in their sole discretion, which determination will be final and binding. Mirant reserves the right to reject any and all Ballots not in proper form, the acceptance of which would, in the opinion of Mirant or its counsel, be unlawful. Mirant further reserves the right to waive any defects or irregularities or conditions of delivery as to any particular Ballot. The interpretation (including the Ballot and the respective instructions thereto) by Mirant, unless otherwise directed by the Bankruptcy Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Ballots must be cured within such time as Mirant (or the Bankruptcy Court) determines. Neither Mirant nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Bankruptcy Court, delivery of such Ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.

Further Information; Additional Copies

      If you have any questions or require further information about the voting procedures for voting your Mirant Impaired Notes or about the packet of material you received, or if you wish to obtain an additional copy of the Plan of Reorganization, this Offering Circular and Disclosure Statement, or any exhibits to such documents, please contact the Voting Agent.

Voting Agent

      Innisfree M&A Incorporated has been appointed as Voting Agent for the acceptance solicitation. Questions and requests for assistance with respect to Ballots may be directed to the Voting Agent at one of its addresses and telephone numbers set forth on the back cover of this Offering Circular and Disclosure Statement.

Miscellaneous

      Mirant is not aware of any jurisdiction in which the solicitation for votes on the Plan of Reorganization is not in compliance with applicable law. If Mirant becomes aware of any jurisdiction in which the solicitation would not be in compliance with applicable law, Mirant will make a good faith effort to comply with any such law. If, after such good faith effort, Mirant cannot comply with any such law, the solicitation will not be made to the holder of Mirant Impaired Notes residing in such jurisdiction.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of certain United States federal income tax consequences of the Exchange Offers. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and court decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary is not a complete description of all of the consequences of the Exchange Offers and, in particular, does not address United States federal income tax considerations applicable to the holders of Exchange Offer Securities that are subject to special treatment under United States federal income tax law (including, for example, financial institutions, dealers in securities, insurance companies, tax-exempt entities (including private foundations), holders whose functional currency is not the United States dollar, holders that hold Exchange Offer Securities as part of a hedge, straddle or conversion transaction, or holders that are, or hold Exchange Offer Securities through, partnerships or other pass-through entities). No opinion of counsel or ruling of the Internal Revenue Service (the “IRS”) has been sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. In addition, no information is provided in this discussion regarding the consequences of the Exchange Offers with respect to foreign, state or local taxes or federal taxes other than income taxes. This discussion applies only to holders of Exchange Offer Securities that hold such Exchange Offer Securities as capital assets within the meaning of section 1221 of the Code. HOLDERS OF EXCHANGE OFFER SECURITIES ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND ANY FOREIGN TAX CONSEQUENCES OF THE EXCHANGE OFFERS.

      For purposes of this summary, a “U.S. holder” means a beneficial owner of an Exchange Offer Security that is, for United States federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation created or organized in the United States or under the laws of the United States or any state (or the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust or (B) the trust was in existence on August 20, 1996 and properly elected to be treated as a United States person. A “non-U.S. holder” means any beneficial owner, other than an entity or arrangement classified as a partnership for United States federal income tax purposes, that is not a “U.S. holder.”

Tax Consequences of the Exchange Offers to U.S. Holders

      The Exchange. An exchange of Exchange Offer Securities for New Secured Notes, Warrants and cash should generally be treated as a “recapitalization” that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code, if both the Exchange Offer Security surrendered and the New Secured Note received are treated as “securities” for United States federal income tax purposes. The determination of whether a debt instrument is treated as a security depends upon an evaluation of the term and nature of the debt instrument. Generally, corporate debt instruments with maturities of less than five years when issued are not considered securities, while corporate debt instruments with maturities of ten years or more when issued are considered securities. It is not clear whether the New Secured Notes or Senior Notes are “securities” for United States federal income tax purposes. Consequently, it is not clear whether the Exchange Offers will be treated as a recapitalization qualifying as a reorganization.”

      If the exchange of an Exchange Offer Security for a New Secured Note, Warrants, and cash is treated as a recapitalization qualifying as a reorganization, a U.S. holder should generally not recognize loss as a result of the Exchange Offers. A U.S. holder whose adjusted tax basis in the Exchange Offer Securities is less than the sum of (i) the cash (other than the portion of such cash that is properly allocable to accrued and unpaid interest), (ii) the fair market value of the Warrants (as of the exchange date), and (iii) the issue price of the New Secured Notes received in the exchange should generally recognize such gain, but only to the extent of cash received in the exchange (other than cash attributable to accrued and unpaid interest). Subject to the discussion of “market discount” below, any such gain should generally be capital gain or loss and should be long term capital gain or loss if the U.S. holder’s holding period for Exchange Offer Securities surrendered is more than one year at the time of the exchange. For U.S. holders of Convertible Debentures, gain recognized upon the exchange of such debentures should generally be treated as ordinary interest income. A U.S. holder’s aggregate adjusted tax basis in the New Secured Notes and Warrants should generally equal the U.S. holder’s adjusted tax basis in the Exchange Offer Securities surrendered, decreased by the amount of cash received (other than cash attributable to accrued and unpaid interest), and increased by the gain recognized, which basis should be allocated between the New Secured Notes and the Warrants based upon their relative fair market values. A U.S. holder’s holding period in each of the New Secured Notes and the Warrants should include the U.S. holder’s holding period in the Exchange Offer Securities surrendered.

      If the exchange of an Exchange Offer Security for a New Secured Note, Warrants, and cash is not treated as a recapitalization qualifying as a reorganization, a U.S. holder should generally recognize gain or loss in an amount equal to the difference between (i) the sum of the aggregate issue price of the New Secured Notes, the cash (other than the portion of such cash that is properly allocable to accrued and unpaid interest) and the fair market value of the Warrants received in the exchange, and (ii) the U.S. holder’s adjusted tax basis in the Exchange Offer Securities surrendered. Subject to the discussion of “market discount” below, any such gain or loss should generally be capital gain or loss and should be long term capital gain or loss if the U.S. holder’s holding period for Exchange Offer Securities surrendered is more than one year at the time of the exchange. For U.S. holders of Convertible Debentures, gain recognized upon the exchange of such debentures should generally be treated as ordinary interest income; any loss recognized should generally be treated as an ordinary loss to the extent of interest previously included in income with respect to such debenture, and thereafter, as a capital loss (which should be long-term capital loss if the U.S. holder’s holding period for the debenture is more than one year at the time of the exchange). The deductibility of capital losses is subject to limitations. The U.S. holder’s aggregate tax basis in the New Secured Notes received should generally be equal to their aggregate issue price, and the U.S. holder’s aggregate tax basis in the Warrants received should generally be equal to their fair market value. The U.S. holder’s holding period for the New Secured Notes and the Warrants received should generally begin on the day after the exchange.

      It is possible that the Internal Revenue Service may take the position that some portion of the total consideration paid in the Exchange Offer and consent solicitation should not be treated as part of the exchange, but should instead be treated as a separate payment in the nature of compensation for your consent to the Plan of Reorganization. To the extent that any portion of the consideration is so treated, that portion would not be taken into account in determining the consequences to you of the exchange, as described above, but would instead be taxable to you as ordinary income.

      Issue Price. The issue price of the New Secured Notes will depend upon whether either the Exchange Offer Securities or the New Secured Notes are “publicly traded” within the meaning of the Treasury regulations. If the Exchange Offer Securities are not, and the New Secured Notes will not be, “publicly traded,” the issue price of the New Secured Notes should generally equal their stated principal amount (i.e., their face amount). If the Exchange Offer Securities are treated as “publicly traded” but the New Secured Notes are not, the fair market value of the Exchange Offer Securities on the date of the exchange less the amount of cash received (other than cash attributable to accrued and unpaid interest) should generally be allocated between the New Secured Notes and the Warrants based on their relative fair market values, and the issue price of the New Secured Notes should generally equal the portion of such fair market value allocated to the New Secured Notes. If the New Secured Notes are “publicly traded,” the issue price of the New Secured Notes should generally equal their fair market value on the date of the exchange. This may, among other things, require a U.S. holder to include original issue discount in income, as discussed below.

      Accrued But Unpaid Interest. If there is accrued but previously unpaid interest on the Exchange Offer Securities surrendered in the exchange and the U.S. holder has not already taken that interest into income, then the payment of that interest in connection with the exchange will not be considered part of the amount realized in the exchange, but will instead be taxable to the U.S. holder as ordinary interest income in the taxable year of the exchange.

      Market Discount. A U.S. holder who acquired an Exchange Offer Security after its original issuance at a market discount (generally defined as the amount, if any, by which a holder’s basis in a debt obligation immediately after its acquisition is exceeded by the adjusted issue price of the debt obligation at such time, subject to a de minimis exception) should generally be required to treat any gain recognized pursuant to the exchange as ordinary income to the extent of the market discount accrued during the U.S. holder’s period of ownership, unless the U.S. holder elected to include the market discount in income as it accrued. If an exchange is treated as recapitalization qualifying as a reorganization, the amount of any remaining accrued market discount not recognized in the exchange should generally be treated as ordinary income upon a disposition of New Secured Notes received pursuant to the exchange. However, if the New Secured Notes are treated as issued with OID, an exchange of Exchange Offer Securities with market discount (which exchange is treated as a recapitalization qualifying as a reorganization) may cause some or all of that market discount to effectively convert into OID under the rules discussed above. If a U.S. holder acquired its Exchange Offer Securities with market discount and did not elect to include market discount in income as it accrued, interest that the U.S. holder was required to defer on debt incurred or maintained to purchase or carry its Exchange Offer Securities under the market discount provisions should become deductible at the time of the exchange, up to the amount of gain the U.S. holder recognizes in the exchange. The market discount rules are complex. Any U.S. holder whose Exchange Offer Securities have or may have market discount is especially urged to consult its own tax advisor as to the effects of these rules on such U.S. holder.

      Interest on New Secured Notes. A U.S. holder will be required to include stated interest on the New Secured Notes in income in accordance with the U.S. holder’s regular method of accounting. In addition, subject to a de minimis exception, a U.S. holder should generally be required to include any “original issue discount,” within the meaning of the Code (“OID”), in income over the period that such U.S. holder holds New Secured Notes, in accordance with a constant yield-to-maturity method, regardless of whether the U.S. holder is a cash or accrual method taxpayer, and regardless of whether and when the U.S. holder receives payments of interest on the New Secured Notes. Accordingly, a U.S. holder could be treated as receiving original issue discount income without a corresponding receipt of cash. A debt instrument generally has OID if its stated redemption price at maturity (which excludes certain interest including the stated interest on the New Secured Notes) exceeds its issue price by more than a de minimis amount. The New Secured Notes should generally not be treated as issued with OID, if neither the Exchange Offer Securities nor the New Secured Notes are “publicly traded” within the meaning of the Treasury regulations. However, if either the Exchange Offer Securities or the New Secured Notes are “publicly traded” within the meaning of the Treasury regulations, the New Secured Notes should generally be treated as issued with OID to the extent that the stated redemption price at maturity of the New Secured Notes exceeds their issue price (as long as such excess is greater than a de minimis amount). Any such OID that a U.S. holder includes in income will increase the adjusted tax basis of the U.S. holder in its New Secured Notes.

      Amortizable Bond Premium. New Secured Notes should generally be treated as having “amortizable bond premium” if a U.S. holder’s aggregate adjusted tax basis in its New Secured Notes exceeds the sum of all amounts payable under such New Secured Notes after the exchange (excluding stated interest). If a U.S. holder so elects, this excess may generally be amortized as deductions over the term of the New Secured Notes, but the U.S. holder must reduce its adjusted tax basis in its New Secured Notes by the amount of the premium deducted in each taxable year. An election to amortize bond premium applies to all taxable debt obligations that the U.S. holder then owns or thereafter acquires, and may be revoked only with the consent of the IRS. The rules regarding amortizable bond premium are complex. Any U.S. holder whose New Secured Notes have or may have amortizable bond premium is especially urged to consult its own tax advisor as to the effects of these rules on such U.S. holder.

      Acquisition Premium. Assuming that the exchange is treated as a recapitalization qualifying as a reorganization under the Code, a U.S. holder would be treated as having “acquisition premium” with respect to the New Secured Notes if the tax basis in the U.S. holder’s New Secured Notes (determined in the manner described above) is greater than the issue price of the New Secured Notes immediately after the exchange, but is less than or equal to the stated principal amount of the New Secured Notes. In this case, the amount of any OID includible in the U.S. holder’s gross income in any taxable year will be reduced by an allocable portion of the acquisition premium (generally determined by multiplying the annual OID accrual by a fraction, the numerator of which is the amount of the acquisition premium, and the denominator of which is the total OID on the New Secured Notes).

      Sale or Exchange of the New Secured Notes. Except as discussed below with respect to market discount, any gain or loss recognized by a U.S. holder on a sale, exchange, or other disposition of its New Secured Notes should generally be capital gain or loss in an amount equal to the difference, if any, between the amount realized and its adjusted tax basis in the New Secured Notes immediately before the sale, exchange or other disposition. Any such gain or loss should generally be long term if the U.S. holder’s holding period for its New Secured Notes is more than one year at that time. The deductibility of capital losses is subject to limitations. Any market discount accrued prior to the time of the sale, exchange or other disposition and not already included in income should generally be recognized as ordinary interest income at that time. Different rules may apply to the treatment of accrued market discount in tax-free exchanges. Any U.S. holder whose New Secured Notes have or may have amortizable bond premium is especially urged to consult its own tax advisor as to the effects of these rules on such U.S. holder.

      Treatment of Nontendering Holders of Exchange Offer Securities. There should generally be no United States federal income tax consequences from the Exchange Offers to holders of Exchange Offer Securities that do not tender their notes pursuant to the Exchange Offers.

      Treatment of Owners of Warrants. In general, a U.S. holder should not recognize any gain or loss for U.S. federal income tax purposes upon the exercise of Warrants, except with respect to any cash received in lieu of a fractional share of Common Stock. The U.S. holder’s initial tax basis in the Warrant Shares should generally be equal to such U.S. holder’s tax basis in the Warrants surrendered therefor (calculated as described above under “— Tax Consequences of the Exchange Offers to U.S. Holder — the Exchange”). If any cash is received in lieu of a fractional share, the U.S. holder should generally recognize gain or loss in an amount and of the same character that such U.S. holder would have recognized if such U.S. holder had received such fractional share and then immediately sold it for cash back to the Company. A U.S. holder’s holding period for shares of Common Stock received in exchange for the surrender of one or more Warrants should generally begin on the day of the exchange.

      In general, a U.S. holder should generally recognize gain or loss on the sale, exchange or other taxable disposition of a Warrant in an amount equal to the difference between the amount realized on such sale, exchange or other disposition and the U.S. holder’s tax basis in the Warrant. Such gain or loss should generally be long-term capital gain or loss if the U.S. holder has held the Warrant for more than one year on the date of the disposition. If a Warrant expires unexercised, the U.S. holder should generally recognize long-term capital loss equal to the Holder’s tax basis in the Warrant, if the Holder has held the Warrant for more than one year at the time of expiration.

Tax Consequences of the Exchange Offers to Non-U.S. Holders

      The Offer and Subsequent Dispositions. Non-U.S. holders should generally not be subject to United States federal income tax on any gain or loss recognized in the exchange or in a subsequent disposition of New Secured Notes or Warrants received in the exchange, unless

•	the gain or loss is effectively connected with the conduct of a United States trade or business (and, in some circumstances, the gain is attributable to a United States permanent establishment under an applicable income tax treaty), or

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more during the taxable year (or otherwise has a “tax home” in the United States) and certain other conditions are met.

      Payments of Interest and Accrual of Original Issue Discount. Subject to the discussions of withholding and backup withholding below, under the “portfolio interest exemption,” a non-U.S. holder should generally not be subject to United States federal income tax on payments of interest or on any accrual of OID on the

Exchange Offer Securities surrendered in the exchange (including amounts received in respect of accrued but previously unpaid interest) or on the New Secured Notes, provided that

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of Mirant stock entitled to vote,

•	the non-U.S. holder is not, and is not treated as, a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of its trade or business,

•	the non-U.S. holder is not a “controlled foreign corporation” that is related to Mirant (directly or indirectly) through stock ownership, and

•	certain certification requirements are met.

If the interest or OID is not “portfolio interest,” it should generally be subject to federal income and withholding tax at a rate of 30%, unless that tax is reduced or eliminated pursuant to an applicable income tax treaty or that interest or OID is effectively connected with the conduct of a United States trade or business and, in either case, the appropriate statement has been provided.

      If interest, OID, gain or income on an Exchange Offer Security surrendered in the exchange (including amounts received in respect of accrued but previously unpaid interest) or on the New Secured Notes or Warrants held by a non-U.S. holder is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder, the non-U.S. holder should generally be subject to United States federal income tax on the interest, OID, gain or income at standard United States federal income tax rates. In addition, if the non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

Tax Consequences of the Exchange Offers to Mirant

      Cancellation of a portion of Mirant’s outstanding indebtedness for United States federal income tax purposes should generally result from an exchange pursuant to the Exchange Offers only if either the New Secured Notes or the Exchange Offer Securities are treated as “publicly traded,” and then the amount of cancellation of indebtedness income (“CODI”) realized by Mirant should generally equal the excess, if any, of the adjusted issue price of the Exchange Offer Securities over the sum of the fair market value on the date of the exchange of the New Secured Notes and the Warrants and the cash (other than the portion of such cash that is properly allocable to accrued and unpaid interest). If Mirant recognizes CODI, net operating losses and net operating loss carryovers may generally offset all or a portion of such CODI (although some liability for federal alternative minimum tax and state income tax may remain). Whether Mirant will have sufficient NOLs to fully offset any CODI actually recognized will depend upon a number of factors, including the amount of CODI and the amount of operating losses created by operations during the current taxable year of Mirant. If the exchange occurs pursuant to the Plan of Reorganization, Mirant should generally not recognize any CODI realized from the exchange. Instead, Mirant should generally be required to reduce certain of its tax attributes, including net operating losses, by the amounts of CODI not recognized. The required attribute reduction is generally applied to reduce NOLs, to the extent of such NOLs, and certain other tax attributes of Mirant and its property.

Reportable Transactions

      In certain circumstances, a holder of Exchange Offer Securities that exchanges such securities for New Secured Notes, Warrants, and cash and recognizes significant losses in excess of certain threshold amounts either upon such exchange or the later disposition of the New Secured Notes or Warrants may be obligated to disclose its participation in such transaction in accordance with recently issued Treasury regulations governing so-called “tax shelters” and other potentially tax-motivated transactions. Holders of Exchange Offer Securities should consult their tax advisors concerning any possible disclosure obligation under such Treasury regulations with respect to the exchange of their Exchange Offer Securities or the disposition of New Secured Notes or Warrants received in such exchange.

Information Reporting and Backup Withholding

      Payments of principal and interest, accruals of OID, and payments of proceeds from the sale, retirement or other disposition of a New Secured Note or Warrant may be subject to “backup withholding” tax under Section 3406 of the Code if a recipient of those payments fails to furnish to the payor certain identifying information. Any amounts deducted and withheld should generally be allowed as a credit against that recipient’s United States federal income tax, provided that appropriate proof is provided under rules established by the IRS. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding should generally not apply with respect to payments made to certain exempt recipients, such as corporations and financial institutions. Information may also be required to be provided to the IRS concerning payments, unless an exemption applies. United States holders should consult their tax advisors regarding their qualification for exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.

RECOMMENDATION AND CONCLUSION

      For all of the reasons set forth in this Offering Circular and Disclosure Statement, Mirant believes that (i) exchange of the Exchange Offer Securities for the New Secured Notes, cash and Warrants at the exchange rates set forth herein, (ii) the exchange of the Mirant Bank Claims for the Mirant Secured Credit Facility, (iii) the exchange of the Commodity Prepay Facility Claims for the MAEM Credit Facility, and (iv) the exchange of the Commodity Prepay Facility Guaranty Claims for the MAEM Secured Guaranty is preferable to all other alternatives. If Mirant determines it is more advantageous and expeditious, Mirant may commence a Chapter 11 case. In such event, Mirant believes that the confirmation and consummation of the Plan of Reorganization will be preferable to other alternatives. Consequently, Mirant urges (i) all holders of Exchange Offer Securities to tender such Exchange Offer Securities for exchange, (ii) all eligible holders of Exchange Offer Securities to vote to ACCEPT the Plan of Reorganization, and to complete and return their Letters of Transmittal and Consent and/or Notice of Guaranteed Delivery and Consent and the ballots so that they will be RECEIVED by the Depositary and the Voting Agent on or before 12:00 midnight, New York City time, on July 14, 2003, and (iii) all holders of Mirant Bank Claims, Commodity Prepay Facility Claims and Commodity Prepay Facility Guaranty Claims to vote to ACCEPT the Plan of Reorganization and return the ballots so that they will be RECEIVED by the Voting Agent on or before 12:00 Midnight, New York City time on July 14, 2003.

MIRANT CORPORATION

By:	/s/ J. WILLIAM HOLDEN, III

Name: J. William Holden, III

Title:	Senior Vice President and Treasurer

Dated: June 30, 2003

      Mirant has appointed Innisfree M&A Incorporated as (i) the Information Agent for the Exchange Offers and (ii) the Voting Agent for acceptances of the Plan of Reorganization. All inquiries relating to this Offering Circular and Disclosure Statement and the transactions contemplated hereby should be directed to the Information Agent at the telephone numbers and address set forth below. All Ballots to vote on the Plan of Reorganization should be sent to the Voting Agent at the address below so as to be received prior to the Voting Deadline.

The Information Agent for the Exchange Offers and the Voting Agent for or acceptances of the Plan of Reorganization is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Banks and Brokers Call Collect: (212) 750-5833

or
All Others Call Toll Free: (877) 750-2689

      Mirant has appointed Deutsche Bank Trust Company Americas as the Exchange Agent for the Exchange Offers. All completed Letters of Transmittal and agent’s messages should be directed to the Exchange Agent at one of the addresses set forth below. All questions regarding the procedures for tendering in the Exchange Offers and requests for assistance in tendering your Exchange Offer Securities should also be directed to the Exchange Agent at one of the following telephone numbers and addresses:

Delivery To: Deutsche Bank Trust Company Americas, Exchange Agent for the Exchange Offers

By Regular or Certified Mail:	By Hand:	By Overnight Mail or Courier:
DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, TN 37229-2737	Deutsche Bank Trust Company Americas c/o The Depository Trust Clearing Corporation 55 Water Street, 1st Floor Jeannete Park Entrance New York, NY 10041	DB Services Tennessee, Inc. Corporate Trust & Agency Services Reorganization Unit 648 Grassmere Park Road Nashville, TN 37211 Attention: Karl Shepard
To Confirm by Telephone or for Information Call: (800) 735-7777		By Facsimile (Eligible Guarantor Institutions Only): (615) 835-3701

      Delivery of a Letter of Transmittal and consent or agent’s message to an address other than the address listed above or transmission of instructions by facsimile other than as set forth above is not valid delivery of the Letter of Transmittal and consent or agent’s message.

Requests for additional copies of this Offering Circular and Disclosure Statement, Mirant’s 2002 Annual Report on Form 10-K, the enclosed Letter of Transmittal and Consent, the enclosed Notice of Guaranteed Delivery and Consent or any enclosed Ballot may be directed to either the Exchange Agent or the Information Agent at the respective telephone numbers and addresses listed above.

ANNEX A

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF PROPOSED

RESTRUCTURED CREDIT FACILITIES

MIRANT CORPORATION

MIRANT AMERICAS GENERATION, LLC
MIRANT AMERICAS ENERGY MARKETING, LP

      This term sheet (the “Term Sheet”) sets forth the material terms for a restructuring of certain credit facilities of Mirant Corporation (“Mirant”), Mirant Americas Generating, LLC (“MAG”) and Mirant Americas Energy Marketing, LP (“MAEM”). This Term Sheet is not in any respect a commitment with respect to any transaction by any person, including, without limitation, any current or proposed lender, agent or issuer. No commitment or obligation shall arise or exist under or in connection with this Term Sheet or any negotiations, discussions, drafts of other communications pursuant to, or in connection with, this Term Sheet unless, until, and subject to, the execution and delivery by the affected lender, agent or issuer of written, definitive loan and credit agreement(s).

Facilities to be Restructured	The following facilities will be the subject of the restructuring contemplated herein:

Mirant $1.125 billion Four-Year Revolver due July 2005 (the “Four-Year Facility”).

Mirant $1.125 billion 364-Day Revolver due July 2003 (the “364-Day Facility”).

Mirant $450 million Facility C Credit Agreement due April 2004 (the “Mirant Facility C”).

The Equipment Warehouse Lease Financing Facility dated as of October 22, 2001 for Mirant Americas Development Capital LLC (the “Turbine Facility” and, together with the Four-Year Facility, 364-Day Facility and Mirant Facility C, the “Existing Mirant Facilities”).

The ISDA Master Agreements, dated October 11, 2001 between MAEM and HVB Risk Management Products Inc. and Scarlett Resource Merchants LLC, respectively, and the related swap documents (collectively, the “Commodity Prepay Facility”).

MAG $250 million Revolving Credit Facility B due October 2004 (the “MAG Facility B”) and MAG $50 million Revolving Credit Facility C due October 2004 (the “MAG Facility C”).

New Senior Notes	A portion of the $200mm 7.4% Senior Notes due 2004 issued by Mirant (the “Existing 2004 Senior Notes”) and the 2.5% Convertible Senior Debentures due 2021 issued by Mirant (the“Existing 2021 Convertible Debentures”) will be exchanged for 8.25% Senior Secured Notes due 2008 issued by Mirant (the “New Mirant Notes”). A portion of the 7.625% Senior Notes due 2006 issued by MAG (the “Existing MAG 2006 Senior Notes” and, together with the Existing 2004 Senior Notes and the Existing 2021 Convertible Debentures, the “Existing Public Debt”) will be exchanged for 8.25% Senior Secured Notes due 2008 issued by MAG (“New MAG Notes” and together with the New Mirant Notes, the “New Senior Notes”).

Parties:

Borrowers	With respect to the Mirant Secured Credit Facility, Mirant. With respect to the MAG Secured Credit Facility, MAG. With respect to the MAEM Credit Facility, MAEM.

Guarantors	The subsidiaries of Mirant that are listed on Part I of Schedule A are referred to as “Guarantors.” The obligations of certain of the Guarantors will be limited as described below under the caption “Guaranties.”

Administrative Agent	To be determined.

L/C Issuing Bank(s)	To be determined.

Lenders	With respect to the Mirant Secured Credit Facility, each financial institution or other institutional lender currently a party to the Existing Mirant Facilities (the “Lenders”). With respect to the MAG Secured Credit Facility, each financial institution or other institutional lender currently a party to MAG Facility B and MAG Facility C (the “MAG Lenders”). With respect to the MAEM Credit Facility, the lender currently party to the Commodity Prepay Facility (the “MAEM Lender”).

Closing Date	The closing date (the “Closing Date”) of the transactions contemplated herein will be on or before July 15, 2003.

Mirant Secured Credit Facility	The Existing Mirant Facilities will be replaced and refinanced by the “Mirant Secured Credit Facility”. The Mirant Secured Credit Facility will consist of:

• a revolving letter of credit and working capital facility of up to $1.1 billion (the “Mirant Revolving Facility”);

• a term loan facility of up to $650 million (the “Mirant Term A Facility”);

• a term loan facility of up to $1.175 billion (the “Mirant Term B Facility”).

Each lender under the Existing Mirant Facilities will initially be allocated a pro rata portion of each such facility based on the outstanding amount committed by, or owed to, such Existing Mirant Lender under the Existing Mirant Facilities.

The aggregate outstanding principal amount of the Mirant Secured Credit Facility shall not exceed $2.925 billion.

The term loans made under the Mirant Secured Credit Facility will herein be referred to as the “Term Loans.” The letters of credit issued under the Mirant Secured Credit Facility will herein be referred to as the “Letters of Credit.” The revolving loans made under the Mirant Secured Credit Facility will herein be referred to as the “Revolving Loans.”

MAG Secured Credit Facility	MAG Facility B and MAG Facility C will be replaced by the MAG Secured Credit Facility which will consist of a term loan facility of up to $300 million (the “MAG Secured Credit Facility”). Term Loans made under the MAG Secured Credit Facility shall be used to refinance MAG Facility B and MAG Facility C.

Loans under the MAG Secured Credit Facility will bear interest at a rate per annum equal to LIBOR plus 4.5%. An upfront fee of 1% shall be paid on the Closing Date to each MAG Lender on such MAG Lender’s commitment under the MAG Secured Credit Facility.

MAEM Credit Facility	The Commodity Prepay Facility will be replaced and refinanced by the MAEM Credit Facility which will consist of a term loan facility of up to $225 million (the “MAEM Credit Facility” and together with the Mirant Secured Credit Facility and the MAG Secured Credit Facility, the “Restructured Credit Facilities”). Mirant will issue a guaranty to secure the obligations of MAEM under the MAEM Credit Facility (the “MAEM Secured Guaranty”).

Mirant Liquidity Facility	The Mirant Liquidity Facility will consist of a new money revolving and/or term loan facility of up to $150 million (the “Mirant Liquidity Facility”). The proceeds from the Mirant Liquidity Facility will be used for general corporate and working capital purposes.

Warrants	Mirant will grant warrants to the Lenders, the MAG Lenders and the MAEM Lender on the Closing Date in an aggregate amount equal to 3% of Mirant’s outstanding common stock on the Closing Date. The warrants will be issued to the Lenders, MAG Lenders and the MAEM Lender under a form of warrant agreement between Mirant and a warrant agent to be appointed by Mirant. The warrants will be exercisable for seven (7) years from the Closing Date at an exercise price equal to 120% of the average closing price of Mirant common stock as quoted on the New York Stock Exchange for thirty (30) consecutive trading days ending six (6) months from the Closing Date.

Maturity Date	The Restructured Credit Facilities will mature on the fifth anniversary of the Closing Date.

If at least 85% in the aggregate of (x) to the extent not satisfied in equity, the principal amount of the Existing 2021 Convertible Debentures have not been refinanced or repaid (whether through an exchange offer or otherwise) on or prior to the first put date thereof, and (y) the Existing 2004 Senior Notes, have not been refinanced or repaid (whether through an exchange offer or otherwise) at least 30 days prior to the maturity date thereof, the outstanding amounts under the Restructured Credit Facilities will become due and payable on the latter of such put date or 30th day prior to maturity, all unused commitments shall terminate on such date and Mirant shall be obligated to cash collateralize in full all outstanding Letters of Credit.

If at least 85% of the principal amount of the Existing MAG 2006 Senior Notes have not been refinanced or repaid (whether through an exchange offer or otherwise) before the date that is 90 days prior to the maturity date thereof, the outstanding amounts under the Restructured Credit Facilities will become due and payable on such 90th day, all unused commitments shall terminate on such date and Mirant shall be obligated to cash collateralize in full all outstanding Letters of Credit.

Amortization	The aggregate outstanding principal amount of, and unused commitments under, the Mirant Term A Facility, the Mirant Term B Facility and the MAEM Credit Facility will be repaid or permanently reduced on or prior to the following dates (or the first business day immediately thereafter in the event such date is not a business day) in the amount indicated for each such date below:

On or prior to the fourth anniversary of the Closing Date: $500 million; provided that one-half of the First Target Payment and/or the Second Target Payment made on or prior to the fourth anniversary of the Closing Date will be credited towards the $500 million principal repayment required to be made on the 4th anniversary of the Closing Date.

Maturity Date: Balance

All such prepayment amounts shall be applied, first to repay on a ratable basis all amounts outstanding under the Mirant Term A Facility, second, after all amounts outstanding under the Mirant Term A Facility shall have been repaid in full, to repay on a ratable basis amounts outstanding under the Mirant Term B Facility and the MAEM Credit Facility.

Guaranties	The obligations of Mirant under the Mirant Secured Credit Facility, the Mirant Liquidity Facility and the MAEM Secured Guaranty and MAG under the MAG Secured Credit Facility shall be unconditionally guaranteed by the Guarantors; provided that the guaranties provided by Mirant Mid-Atlantic LLC (“MIRMA”) and any of its Subsidiaries (other than Mirant Chalk Point, LLC (“Chalk Point”)) will be subordinated on the terms required under the Participation Agreements for the secured lease obligation bond financing (the “MIRMA Lease”); provided further that the guaranties of Chalk Point and Mirant Potomac River, LLC (“Potomac River”) will be limited to $50 million each.

Collateral	The subsidiaries of Mirant that are listed on Part II of Schedule A are referred to as “Grantors.”

Subject to certain limitations, the “Collateral” will consist of substantially all of the assets of each Grantor; provided that debt secured by Chalk Point and Potomac River shall be limited to $50 million each in aggregate principal amount), including, without limitation: (a) all equity interests and indebtedness owned directly by any of the Grantors (which pledge, in the case of voting equity interests issued by certain subsidiaries, will be limited to 65% of such voting equity interests), and (b) substantially all other tangible and certain intangible assets of each Grantor, including, without limitation, real property rights (including leaseholds), accounts receivable, inventory, contract rights, equipment, intellectual property, general intangibles, investment property, cash and bank accounts and all proceeds and products of the foregoing. For an additional description of the Collateral, see “Description of the

Collateral and Intercreditor Arrangements — Security Agreement.”

Priority/ Intercreditor Arrangements	The lenders under the MAG Secured Credit Facility, the Mirant Term A Facility and the Mirant Liquidity Facility and holders of certain future indebtedness that Mirant or MAG may enter into from time to time will receive a first priority lien on the Collateral; provided that in no event shall the aggregate amount of the indebtedness secured by a first lien exceed $1.1 billion.

The lenders under the Mirant Revolving Facility and the Mirant Term B Facility, the holders of the MAEM Secured Guaranty and the holders of new secured notes (the “New Notes”) issued in exchange for, or to refinance prior to its respective maturity, Existing Public Debt, and holders of certain future indebtedness that Mirant or MAG may enter into from time to time will receive a second priority lien on the Collateral; provided that in no event shall the aggregate amount of the indebtedness secured by a second lien exceed $3.95 billion.

The New Notes (including the New Senior Notes) will have maturities on or after the Maturity Date and no amortization or mandatory prepayments prior thereto. For an additional description of the Intercreditor Agreement, see “Description of the Collateral and Intercreditor Arrangements — Intercreditor Agreement.”

Purpose and Availability	Letters of Credit and Revolving Loans under the Mirant Revolving Facility will be available on and after the Closing Date at any time before the Maturity Date. Letters of Credit terminated and Letter of Credit drawn amounts repaid, in each case, under the Mirant Revolving Facility, may be used for future Letters of Credit. Revolving Loans that are repaid or prepaid may be reborrowed.

Use of Proceeds	Letters of Credit issued under the Mirant Revolving Facility and Revolving Loans made pursuant to the Mirant Revolving Facility may be used by Mirant for general corporate and working capital purposes.

Term Loans made under the Mirant Secured Credit Facility shall be used to refinance the Existing Mirant Facilities.

Interest	Term Loans and Revolving Loans under the Mirant Secured Credit Facility will bear interest at a rate per annum equal to, LIBOR plus 4.5%; provided that if on or prior to the second anniversary of the Closing Date, the aggregate outstanding principal amount of, and unused commitments under, the Mirant Term A Facility, the Mirant Term B Facility and the MAEM Credit Facility are not repaid or reduced by $200 million in the aggregate (whether through optional or mandatory prepayments) since the Closing Date (such payment, the “First Target Payment”), Term Loans and Revolving Loans under the Mirant Secured Credit Facility and the term loan under the MAEM Credit Facility will bear interest at a rate per annum equal to LIBOR plus 5%; provided further that if on or prior to the third anniversary of the Closing Date, the aggregate outstanding principal amount of, and unused commitments under, the Mirant

Term A Facility, the Mirant Term B Facility and the MAEM Credit Facility are not repaid or reduced by $500 million (whether through optional or mandatory prepayments) but without including the First Target Payment since the Closing Date (such payment, the “Second Target Payment”), Term Loans and Revolving Loans under the Mirant Secured Credit Facility and the term loan under the MAEM Credit Facility will bear interest at a rate per annum equal to 0.5% in excess of the then applicable interest rate.

In addition, Mirant will grant warrants to the Lenders and the MAEM Lender in an aggregate amount equal to 2% of Mirant’s outstanding common stock on the second anniversary and/or the third anniversary of the Closing Date in the event that Mirant fails to make the First Target Payment and/or Second Target Payment on such dates. The warrants will be exercisable for seven (7) years from the date of such grant at an exercise price equal to 120% of the average closing price of Mirant common stock as quoted on the New York Stock Exchange thirty (30) consecutive trading days ending on the date of such grant.

During the continuance of any payment default under any Restructured Credit Facility, the interest rate payable on all overdue obligations owing under such Restructured Credit Facility shall increase by 2% per annum above the rate required to be paid absent the occurrence of such payment default.

Interest will be payable in arrears at the end of the applicable interest period, which, at Mirant’s option, shall be one, two, three or six months.

Fees	The following fees will be payable to the Lenders:

Outstanding Letters of Credit will bear interest at a percentage per annum equal to 4.5%; provided that if on or prior to the second anniversary of the Closing Date, Mirant fails to make the First Target Payment, outstanding Letters of Credit will bear interest at a rate per annum equal to 5%; provided further that if on or prior to the third anniversary of the Closing Date, Mirant fails to make the Second Target Payment, outstanding Letters of Credit will bear interest at a rate per annum equal to 0.5% in excess of the then applicable interest rate, in each case, on the face amount of such Letter of Credit; payable monthly in arrears with respect to each Letter of Credit.

Fronting fees shall be paid to each L/C Issuing Bank as agreed from time to time between the relevant L/C Issuing Bank and Mirant. In addition, each L/ C Issuing Bank shall be paid such other fees that are customarily charged by such L/ C Issuing Bank.

An upfront fee of 1% shall be paid on the Closing Date to each Lender on such Lender’s commitment under the Mirant Secured Credit Facility and the MAEM Secured Credit Facility. An additional fee of 0.25% shall be paid on the second anniversary of the Closing Date to each Lender on such Lender’s outstanding loans and unused commitments under the Mirant Secured Credit Facility and the MAEM Credit Facility at such time if on or prior to the second anniversary of the Closing Date, Mirant fails to make the First Target Payment. An additional fee of 1% shall be paid on the third anniversary of the Closing Date to each Lender on such Lender’s outstanding and unused commitments under the Mirant Secured Credit Facility and the MAEM Credit Facility at such time if on or prior to the third anniversary of the Closing Date, Mirant fails to make the Second Target Payment.

An unused commitment fee of 50 basis points per annum shall be payable on the unused portion of each Lender’s share of the Mirant Revolving Facility, such fee to be payable monthly and on the date of termination or expiration of the commitments.

Optional Commitment Reduction	Mirant may, upon at least five business days’ notice, terminate or cancel, in whole or in part, the unused portion of the Mirant Revolving Facility; provided, however, that each partial reduction shall be in an amount of $10,000,000 or an integral multiple of $1,000,000 in excess thereof.

Optional Prepayments	Mirant, MAG or MAEM, as the case may be, may, upon at least five business days’ notice, prepay, in full or in part, amounts outstanding under the applicable Restructured Credit Facilities; provided that each partial prepayment shall be in an amount of $10,000,000 or an integral multiple of $1,000,000 in excess thereof.

Mandatory Prepayments	Net cash proceeds from the following sources (such prepayments, “Mandatory Prepayments”) shall be applied toward amounts outstanding under the Restructured Credit Facilities and the Mirant Liquidity Facility:

• 100% of the net cash proceeds of all asset sales or other dispositions of property of Mirant or any of its subsidiaries above $561 million,

• 100% of the net cash proceeds of insurance proceeds from casualty events to the extent such insurance proceeds were not used to restore or replace the assets which suffered the casualty in accordance with the terms of the Mirant Secured Credit Facility,

• 100% of the net cash proceeds from any issuance of certain additional debt by Mirant or any of its subsidiaries or 50% of the net cash proceeds from any issuance of equity by Mirant permitted under the Mirant Secured Credit Facility, in each case, other than any such proceeds used to retire or repurchase any of the Existing Public Debt within six months of the issuance of such additional debt or equity (such proceeds, the “Refinancing Proceeds”), and

• the lesser of (x) 50% of Excess Cash Flow for any fiscal year commencing 2004 and (y) the positive difference (if any) between Available Liquidity at the end of such fiscal year and the Minimum Liquidity Level at the end of such fiscal year.

Application of Prepayments	The Refinancing Proceeds shall be applied in the following manner:

The MAG Refinancing Pro Rata Share to repay the MAG Lenders, the MAEM Refinancing Pro Rata Share to repay the MAEM Lender and the Mirant Refinancing Pro Rata Share, first, to repay lenders under the Mirant Term B Facility, second, to repay lenders under the Revolver Facility and third, to repay lenders under the Mirant Term A Facility.

“MAG Refinancing Pro Rata Share” shall mean, at any time, the aggregate principal amount of loans outstanding under the MAG Secured Credit Facility at such time divided by the Aggregate Outstanding Amount at such time.

“MAEM Refinancing Pro Rata Share” shall mean, at any time, the aggregate principal amount of loans outstanding under the MAEM Credit Facility at such time divided by the Aggregate Outstanding Amount at such time.

“Mirant Refinancing Pro Rata Share” shall mean, at any time, the aggregate principal amount of loans outstanding under the Mirant Secured Credit Facility at such time divided by the Aggregate Outstanding Amount at such time.

“Aggregate Outstanding Amount” shall mean, at any time, the sum of the aggregate principal amount of loans outstanding under the MAG Secured Credit Facility at such time, the aggregate principal amount of loans outstanding under the MAEM Credit Facility at such time and the aggregate principal amount of loans outstanding under the Mirant Secured Credit Facility at such time.

All prepayments (mandatory or optional) other than Refinancing Proceeds shall be applied first pro rata to repay the outstanding loans under the Restructured Credit Facilities (other than the Mirant Revolving Facility) and the Mirant Liquidity Facility determined in accordance with the aggregate outstanding principal amount of the loans outstanding under the respective Restructured Credit Facilities (other than the Mirant Revolving Facility) and the Mirant Liquidity Facility and second to repay the Revolving Loans and/or cash collateralize the Letters of Credit; provided that prepayments from net cash proceeds of asset sales or other dispositions of property of Mirant or any of its subsidiaries in excess of $561 million and insurance proceeds shall be applied, first to repay the outstanding loans under the MAG Secured Credit Facility, second, after all amounts outstanding under the MAG Secured Credit Facility shall have been paid in full, to repay on a pro rata basis the lenders under the Mirant Liquidity Facility (if the Mirant Liquidity Facility is a bank facility) and the lenders under the Mirant Term A Facility (provided that the Lenders under the Mirant Term A Facility may elect to apply such proceeds to repay the loans outstanding under the Mirant Term B Facility), determined in accordance with the aggregate outstanding principal amount of the Mirant Liquidity Facility and the Mirant Term A Facility, third, after all amounts outstanding under the Mirant

Term A Facility and the Mirant Liquidity Facility (if the Mirant Liquidity Facility is a bank facility) shall have been repaid in full, pro rata to repay the outstanding loans under the MAEM Credit Facility and the Mirant Term B Facility, determined in accordance with the aggregate outstanding principal amount of the MAEM Credit Facility and the Mirant Term B Facility, fourth, after all amounts outstanding under the MAEM Credit Facility and the Mirant Term B Facility shall have been repaid in full, to repay the Revolving Loans and/or cash collateralize the Letters of Credit.

Annual Agency Fees	As agreed between the Administrative Agent and Mirant from time to time.

Conditions Precedent to Closing Date and Initial Borrowing/ Letter of Credit Issuance	Substantially similar to those described in the Mirant Term Loan Facility (as defined in the Offering Circular to which this Term Sheet is attached as Annex A).

Conditions Precedent to Subsequent Letter of Credit Issuances	There shall exist no default under the Mirant Secured Credit Facility, and the representations and warranties of each Guarantor, Mirant and its subsidiaries therein shall be true and correct in all material respects immediately prior to, and after giving effect to such issuance, including representations as to no material adverse change and litigation representations.

Representations and Warranties	Substantially similar to those described in the Mirant Term Loan Facility.

Affirmative Covenants	Substantially similar to those described in the Mirant Term Loan Facility.

Negative Covenants	Substantially similar to those described in the Mirant Term Loan Facility.

Financial Covenants	Substantially similar to those described in the Mirant Term Loan Facility.

Events of Default	Substantially similar to those described in the Mirant Term Loan Facility, including an Event of Default resulting from any termination of material liens or other material adverse effect on the Collateral resulting from the litigation commenced by certain MAG bondholders.

Assignments and Participations	Assignments must be in a minimum amount of $10 million, other than in the case of an assignment to a Lender or an affiliate of a Lender or an assignment of the entirety of a Lender’s interest in the Mirant Secured Credit Facility. Assignments need not be pro rata as to each tranche of the Mirant Secured Credit Facility. Assignments of the Mirant Revolving Facility shall require consent of the Issuing Bank (not to be unreasonably withheld). All assignments require Mirant’s consent and the Administrative Agent’s consent (not to be unreasonably withheld). No participation shall include voting rights, other than for reductions or postponements of amounts payable or releases of all or substantially all of the collateral.

Miscellaneous	Standard yield protection (including compliance with risk-based capital guidelines, increased costs, payments free and clear of withholding taxes and interest period breakage indemnities), eurodollar illegality and similar provisions.

Governing Law	New York

SCHEDULE A

Part I

Guarantors

Mirant Services, LLC

Mirant Mid-Atlantic Services, LLC
Mirant Potomac River, LLC
Mirant Americas, Inc.
Mirant Special Procurement, Inc.
Mirant California Investments, Inc.
Mirant California, LLC
Mirant Bay Area Procurement, LLC*
Mirant Delta, LLC
Mirant Potrero, LLC
Mirant New England, Inc.
Mirant Canal, LLC
Mirant Kendall, LLC
Mirant Texas Investments, Inc.
Mirant Central Texas, LP
Mirant Texas, LP
Mirant Parker, LLC
MLW Development, LLC
Mirant Texas Management, Inc.
Mirant New York, Inc.
Mirant Bowline, LLC
Mirant Lovett, LLC
Mirant NY-Gen, LLC
Mirant Wisconsin Investments, Inc.*
Mirant Mid-Atlantic, LLC
Mirant Chalk Point LLC
Mirant D.C. O&M, LLC
Mirant Piney Point, LLC
Mirant MD Ash Management, LLC
Shady Hills Power Company, L.L.C.
Mirant Americas Procurement, Inc.
Mirant Dickerson Development, LLC
Mirant Chalk Point Development, LLC
Mirant Danville, LLC
Mirant Americas Energy Marketing Investments,
     Inc.
Mirant Americas Production Company*
Mirant South Louisiana Fee, LLC*
Mirant South Louisiana Production, LLC*
Mirant Americas Energy Capital, LP
Mirant Energy Trading, LLC
Mirant Americas Gas Marketing I, LLC
Mirant Americas Gas Marketing II, LLC
Mirant Americas Gas Marketing III, LLC
Mirant Americas Gas Marketing IV, LLC
Mirant Americas Gas Marketing V, LLC
Mirant Americas Gas Marketing VI, LLC
Mirant Americas Gas Marketing VII, LLC
Mirant Americas Gas Marketing VIII, LLC
Mirant Americas Gas Marketing IX, LLC
Mirant Americas Gas Marketing X, LLC
Mirant Americas Gas Marketing X1, LLC
Mirant Americas Gas Marketing XII, LLC
Mirant Americas Gas Marketing XIII, LLC
Mirant Americas Gas Marketing XIV, LLC
Mirant Americas Gas Marketing XV, LLC
Mirant Americas Development, Inc.
Mirant Americas Development Capital, LLC
Mirant Wrightsville Management, Inc.
Mirant Wrightsville Investments, Inc.
Mirant Construction Holdings, LLC*
Mirant Sugar Creek Ventures, Inc.
Mirant Sugar Creek, LLC
Mirant Sugar Creek Holdings, Inc.
Mint Farm Generation, LLC
Mirant Birchwood, Inc.
Mirant Portage County, LLC
Mirant Michigan Investments, Inc.
Mirant Zeeland, LLC
Mirant Wyandotte, LLC
Mirant Wichita Falls Investments, Inc.
Mirant Wichita Falls, LP
Mirant Wichita Falls Management, Inc.
Mirant Perryville Investments, Inc.*
Mirant Gastonia, LLC
Mirant Las Vegas, LLC
Mirant Nevada Wellcom, LLC
Mirant Oregon, LLC
Mirant Intellectual Asset Management and
     Marketing, LLC
Mirant Capital Management, LLC
Mirant Capital, Inc.
Mirant International Investments, Inc.
Mirant Caribbean Services, LLC
Mirant JPSCO Development Services, LLC
Mirant Investments Germany, Inc.*
Mirant Holdings Germany, Inc.*
Mirant Asia-Pacific (Guam) Investments, Inc.
Mirant Hong Kong Membership, Inc.

Part II

Grantors

Mirant Services, LLC

Mirant Mid-Atlantic Services, LLC
Mirant Potomac River, LLC
Mirant Americas, Inc.
Mirant Special Procurement, Inc.
Mirant California Investments, Inc.
Mirant California, LLC
Mirant Bay Area Procurement, LLC*
Mirant Delta, LLC
Mirant Potrero, LLC
Mirant New England, Inc.
Mirant Canal, LLC
Mirant Kendall, LLC
Mirant Texas Investments, Inc.
Mirant Central Texas, LP
Mirant Texas, LP
Mirant Parker, LLC
MLW Development, LLC
Mirant Texas Management, Inc.
Mirant New York, Inc.
Mirant Bowline, LLC
Mirant Lovett, LLC
Mirant NY-Gen, LLC
Mirant Wisconsin Investments, Inc.*
Mirant Chalk Point LLC
Shady Hills Power Company, L.L.C.
Mirant Americas Procurement, Inc.
Mirant Dickerson Development, LLC
Mirant Chalk Point Development, LLC
Mirant Danville, LLC
Mirant Americas Energy Marketing Investments,
     Inc.
Mirant Americas Production Company*
Mirant South Louisiana Fee, LLC*
Mirant South Louisiana Production, LLC*
Mirant Americas Energy Capital, LP
Mirant Energy Trading, LLC
Mirant Americas Gas Marketing I, LLC
Mirant Americas Gas Marketing II, LLC
Mirant Americas Gas Marketing III, LLC
Mirant Americas Gas Marketing IV, LLC
Mirant Americas Gas Marketing V, LLC
Mirant Americas Gas Marketing VI, LLC
Mirant Americas Gas Marketing VII, LLC
Mirant Americas Gas Marketing VIII, LLC
Mirant Americas Gas Marketing IX, LLC
Mirant Americas Gas Marketing X, LLC
Mirant Americas Gas Marketing X1, LLC
Mirant Americas Gas Marketing XII, LLC
Mirant Americas Gas Marketing XIII, LLC
Mirant Americas Gas Marketing XIV, LLC
Mirant Americas Gas Marketing XV, LLC
Mirant Americas Development, Inc.
Mirant Americas Development Capital, LLC
Mirant Wrightsville Management, Inc.
Mirant Wrightsville Investments, Inc.
Mirant Construction Holdings, LLC*
Mirant Sugar Creek Ventures, Inc.
Mirant Sugar Creek, LLC
Mirant Sugar Creek Holdings, Inc.
Mint Farm Generation, LLC
Mirant Portage County, LLC
Mirant Michigan Investments, Inc.
Mirant Zeeland, LLC
Mirant Wyandotte, LLC
Mirant Wichita Falls Investments, Inc.
Mirant Wichita Falls, LP
Mirant Wichita Falls Management, Inc.
Mirant Perryville Investments, Inc.*
Mirant Gastonia, LLC
Mirant Las Vegas, LLC
Mirant Nevada Wellcom, LLC
Mirant Oregon, LLC
Mirant Intellectual Asset Management and
     Marketing, LLC
Mirant Capital Management, LLC
Mirant Capital, Inc.
Mirant International Investments, Inc.
Mirant Caribbean Services, LLC
Mirant JPSCO Development Services, LLC
Mirant Investments Germany, Inc.*
Mirant Holdings Germany, Inc.*
Mirant Asia-Pacific (Guam) Investments, Inc.
Mirant Hong Kong Membership, Inc.

(1)	Entities marked by an asterisk (*) may be dissolved as a result of organizational simplification.

(2)	Entities marked in italics are permitted to pledge their assets, however they are prohibited under the Existing MAG Credit Facilities from becoming guarantors.

(3)	Entities marked in bold are only permitted to enter into subordinated guarantees.

(4)	Entities marked in bold and italics, i.e., Mirant Potomac River, LLC and Mirant Chalk Point, LLC will provide guarantees and secure debt in an amount not exceeding $50 million each.

(5)	The ownership interests of the following entities are not permitted to be pledged: West Georgia Generating Company; Wrightsville Development Funding, LLC; Birchwood Power Partners, L.P.; Greenhost, Inc.; Mirant Americas Retail Energy Marketing, LP; Wellcom, LLC; CEMIG Investments, LLC; Coyote Springs 2, LLC and Mirant Americas Energy Capital Assets, LLC.

ANNEX B

GRANTOR SUBSIDIARIES

Mirant Services, LLC

Mirant Mid-Atlantic Services, LLC
Mirant Potomac River, LLC
Mirant Americas, Inc.
Mirant Special Procurement, Inc.
Mirant California Investments, Inc.
Mirant California, LLC
Mirant Bay Area Procurement, LLC*
Mirant Delta, LLC
Mirant Potrero, LLC
Mirant New England, Inc.
Mirant Canal, LLC
Mirant Kendall, LLC
Mirant Texas Investments, Inc.
Mirant Central Texas, LP
Mirant Texas, LP
Mirant Parker, LLC*
MLW Development, LLC
Mirant Texas Management, Inc.
Mirant New York, Inc.
Mirant Bowline, LLC
Mirant Lovett, LLC
Mirant NY-Gen, LLC
Mirant Wisconsin Investments, Inc.*
Mirant Chalk Point LLC
Shady Hills Power Company, L.L.C.
Mirant Americas Procurement, Inc.
Mirant Dickerson Development, LLC
Mirant Chalk Point Development, LLC
Mirant Danville, LLC
Mirant Americas Energy Marketing Investments, Inc.
Mirant Americas Production Company*
Mirant South Louisiana Fee, LLC*
Mirant South Louisiana Production, LLC*
Mirant Americas Energy Capital, LP
Mirant Energy Trading, LLC
Mirant Americas Gas Marketing I, LLC
Mirant Americas Gas Marketing II, LLC
Mirant Americas Gas Marketing III, LLC
Mirant Americas Gas Marketing IV, LLC
Mirant Americas Gas Marketing V, LLC
Mirant Americas Gas Marketing VI, LLC
Mirant Americas Gas Marketing VII, LLC
Mirant Americas Gas Marketing VIII, LLC
Mirant Americas Gas Marketing IX, LLC
Mirant Americas Gas Marketing X, LLC
Mirant Americas Gas Marketing XI, LLC
Mirant Americas Gas Marketing XII, LLC
Mirant Americas Gas Marketing XIII, LLC

B-1

Mirant Americas Gas Marketing XIV, LLC
Mirant Americas Gas Marketing XV, LLC
Mirant Americas Development, Inc.
Mirant Americas Development Capital, LLC
Mirant Wrightsville Management, Inc.
Mirant Wrightsville Investments, Inc.
Mirant Construction Holdings, LLC*
Mirant Sugar Creek Ventures, Inc.
Mirant Sugar Creek, LLC
Mirant Sugar Creek Holdings, Inc.
Mint Farm Generation, LLC
Mirant Portage County, LLC
Mirant Michigan Investments, Inc.
Mirant Zeeland, LLC
Mirant Wyandotte, LLC
Mirant Wichita Falls Investments, Inc.
Mirant Wichita Falls, LP
Mirant Wichita Falls Management, Inc.
Mirant Perryville Investments, Inc.*
Mirant Gastonia, LLC
Mirant Las Vegas, LLC
Mirant Nevada Wellcom, LLC
Mirant Oregon, LLC
Mirant Intellectual Asset Management and Marketing, LLC
Mirant Capital Management, LLC
Mirant Capital, Inc.
Mirant International Investments, Inc.
Mirant Caribbean Services, LLC
Mirant JPSCO Development Services, LLC
Mirant Investments Germany, Inc.*
Mirant Holdings Germany, Inc.*
Mirant Asia-Pacific (Guam) Investments, Inc.
Mirant Hong Kong Membership, Inc.

1.	Entities marked by an asterisk (*) may be dissolved as a result of organizational simplification.

2.	Entities marked in bold and italics, i.e., Mirant Potomac River, LLC and Mirant Chalk Point, LLC, will secure debt in an amount not exceeding $50 million each.

3.	The ownership interests of the following entities are not permitted to be pledged: West Georgia Generating Company; Wrightsville Development Funding LLC; Mirant Americas Retail Energy Marketing, LP; Wellcom, LLC; CEMIG Investments, LLC; Coyote Springs 2, LLC and Mirant Americas Energy Capital Assets, LLC.

B-2

ANNEX C

FIVE-YEAR PROJECTIONS

      The following projections (the “Five-Year Projections”) were prepared by Mirant based upon, among other things, the anticipated future financial condition and results of operations of Mirant.

      Although the forecasts represent the best estimates of Mirant, as of the date of their preparation, the projected results of operations and financial position of Mirant after giving effect to the exchange of the Exchange Offer Securities, the refinancing of Mirant’s existing credit facilities with the Mirant Secured Credit Facility, the refinancing of certain indebtedness of MAEM with the MAEM Credit Facility, the entry by MAG into the MAG Secured Credit Facility and the consummation of the MAG Exchange Offer collectively, the “Global Restructuring Transactions”, they are only estimates, and actual results may vary considerably from forecasts. Consequently, the inclusion of the forecast information herein should not be regarded as a representation by Mirant, Mirant’s advisors or any other person that the forecast results will be achieved.

      Mirant does not generally publish its business plans and strategies or make external projections of its anticipated financial position or results of operations. Accordingly, after the Effective Date (as defined below), Mirant does not intend to update or otherwise revise the Five-Year Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events. Furthermore, Mirant does not intend to update or revise the Five-Year Projections to reflect changes in general economic or industry conditions. However, management notes that Mirant’s liquidity as of June 30, 2003, and its most recent thirteen week liquidity forecast, are different from those anticipated by or reflected in the Five-Year Projections as discussed in “Risk Factors — Risks Related to Our Business — We may not achieve earnings or liquidity set forth in the Five-Year Projections.”

      The Five-Year Projections were not prepared with a view toward general use, but rather for the limited purpose of providing information in conjunction with the Global Restructuring Transactions. Accordingly, the Five-Year Projections were not intended to be presented in accordance with the published guidelines of the American Institute of Certified Public Accountants regarding financial projections, nor have they been presented in lieu of pro forma historical financial information, and accordingly, are not intended to comply with Rule 11-03 of Regulation S-X of the SEC. In addition Mirant’s independent auditors have neither examined nor compiled the Five-Year Projections and accordingly assume no responsibility for them. Reference should be made to this Offering Circular and Disclosure Statement. See “Risk Factors — Risks Related to Our Business” for a discussion of the risks related to the Five-Year Projections.

      The Five-Year Projections assume that the Global Restructuring Transactions are completed on July 31, 2003 (the “Effective Date”). Mirant believes that the projections will not change materially even if the Effective Date does not occur on the assumed Effective Date. Projected unaudited consolidated financial statements for Mirant are included for the five months ended December 31, 2003 and each twelve-month period ending December 31, 2004, 2005, 2006, 2007 and 2008.

      Additional information relating to the principal assumptions used in preparing the Five-Year Projections is set forth below.

Effective Date and Refinancing Terms

      The Five-Year Projections assume that the Global Restructuring Transactions will be consummated in accordance with its terms, and that all transactions contemplated by the Global Restructuring Transactions will be consummated by the assumed Effective Date.

Domestic Generation

      The generating plants owned or controlled by us are under two categories: those with market-dependent gross margins and those with contractually fixed gross margins. For the Five-Year Projections we have relied on financial models of the contracts for the latter category, while market models were used for the former. In general, we use both short-term and long-term market models. The projections do not incorporate impacts which may result from our accounting for commodity financial instruments at fair value through earnings, rather than as cash flow hedges. See Note 3 of Notes to Consolidated Financial Statements in our 2002 Annual Report on Form 10-K.

      The short-term model assumes a relationship among electricity demand, weather, a generation supply curve, certain market conditions, distributions of fuel prices observed by the supply curve, transmission constraints, and other operating constraints of our units. This model produces a distribution of power prices which, in combination with underlying fuel prices used by our units and operating characteristics of our units, is used to project expected cash flows and recommend forward power and fuel hedges for each generating asset.

      The long-term model is a production cost-based model that incorporates the fundamentals of power supply and demand through a simulation of weather, business cycles, hydro supply, unit failures, and fuel prices. Using these sets of demand and supply curves, we project hourly market prices and calculate the gross margins and other operating characteristics for different generating units.

      In the short to medium term, regions across the United States are either over-built or under-built. In the long-term, once an equilibrium reserve margin is reached (assumed to be 12% to 15%, depending on the region), power prices are expected to provide a return sufficient to solicit market entry of new units, but to not be so high as to attract too many units. The Five-Year Projections assume supply-demand equilibrium is achieved between 2007 and 2011, depending on the region.

      With regard to plant-level operating costs, we estimate annual costs based on historic levels, anticipated run profiles, and a forward view of inflation and prices. These costs include maintenance expenditures under Long-term Services Agreements (“LTSA”) where applicable.

Domestic Market Assumptions

      The tables below reflect market assumptions underlying the projected gross margin and revenue assumptions in the financial forecast.

On-Peak Power Prices ($/ MWh)

	2003	2004	2005	2006	2007	2008

New York (NY Zone G)	$50	$50	$46	$48	$52	$53
New England (NEPOOL Seller’s Choice)	40	39	41	44	46	48
Mid-Atlantic (PJM West)	38	38	44	47	52	55
California (NP-15)	46	47	42	44	45	50

Capacity Prices ($/kW-YR)

	2003	2004	2005	2006	2007	2008

New York (outside city)	$16	$16	$27	$41	$62	$61
New England (NEPOOL)	10	9	10	13	15	18
Mid-Atlantic (PJM)	8	7	10	13	16	19

Regional Natural Gas Prices ($/mmbtu)

	2003	2004	2005	2006	2007	2008

Henry Hub	$4.00	$3.90	$3.80	$3.70	$3.70	$3.70
New York (Algonquin CG)	4.60	4.50	4.40	4.30	4.30	4.40
New England (Algonquin CG)	4.60	4.50	4.40	4.30	4.30	4.40
Mid-Atlantic (Transco Z6 non-NY)	4.50	4.40	4.40	4.30	4.30	4.40
California (PG&E CG)	4.10	4.00	4.00	3.90	3.90	4.00

Oil & Coal Prices ($/mmbtu)

	2003	2004	2005	2006	2007	2008

Residual Oil 0.3% Sulfur (NY Harbor)	$3.90	$3.50	$3.60	$3.70	$3.70	$3.80
Average PJM delivered Coal(1)	1.70	1.60	1.40	1.40	1.40	1.50

Notes:

Power prices are rounded to the nearest $1.00, and gas prices are rounded to the nearest $0.10.

Gas prices are for regional trading hubs and do not include LDC charges and taxes.

2003 and 2004 numbers are based on forward-market prices. 2005 to 2008 are based on fundamental modeling.

Curve date for New York, New England, and California is October 31, 2002. Henry Hub Gas price assumption shown here was for that date.

Curve date for Mid-Atlantic is November 15, 2002. Henry Hub gas price assumption used for Pennsylvania, New Jersey and Maryland was $3.9 in 2003 and $3.8 in 2004 (rest unchanged).

(1)	Reflects Mirant’s existing coal contracts.

Commercial Assumptions

      The strategy going forward will focus on improving the capital efficiency of commercial operations, while reducing collateral requirements. Power and gas operations will focus on regions with a critical mass of assets. Staff and cost reductions will be made in line with the refocused scope of the business.

      The Five-Year Projections assume that contributions from marketing and asset optimization and discretionary trading increase over the 2003 to 2008 period. Multilateral clearing functions are expected to allow us to realize further efficiencies in collateral required to support its commercial activities. New entrants are expected to continue to enter into the business, providing additional liquidity.

      Gross margins from marketing, asset optimization and trading activities are expected to grow by an average of 12% per year based on specific opportunities in each of our target markets. We expect continued market evolution to give us access to increased opportunity every year as new sections of the value chain open, creating additional sources of revenue. We intend to remain in markets that are evolving towards fair competition for all participants.

Corporate Operating Expenses

      We launched two phases of cost cutting in 2002 that are expected to result in annualized 2004 cost reductions of $275 million compared to 2001 levels, split 40% internationally and 60% domestically. Cost savings include headcount reductions, elimination of vacancies, consolidation of overhead functions, office closings and greater efficiency. Labor costs are anticipated to decline as well through a combination of asset sales, lay offs, office closings and attrition. These measures are consistent with our revised plan to become stronger, more flexible and more focused in our target markets.

Capital Expenditures

      The capital expenditures in the Five-Year Projections relate primarily to safety, reliability, environmental compliance and contract obligations. Expenditures include completion of certain construction programs, required environmental investments, maintenance costs through LTSAs and limited funding for preservation of suspended project opportunities.

      The figures in the tables below reflect the capital expenditure budget for 2003.

Capital Expenditures by Type of Expenditure

	2003	2004	2005	2006	2007	2008

Maintenance	$105	$100	$125	$120	$150	$140
Environmental	45	45	70	150	145	60
Construction	175	—	—	—	—	—
Discretionary	—	30	35	35	55	45

Total	$325	$175	$230	$305	$350	$245

International Operations

      In Asia, our operations are characterized primarily by long-term contracts with the Philippine government-owned National Power Corporation.

      In the Caribbean, we have ownership in electric utilities, power plants and transmission facilities in four countries. In Jamaica, electricity demand growth is expected to be approximately 4.5%. In Trinidad and Tobago, this rate is 3%. In Grand Bahama, we expect 3% per year increases from the Port Authority, based on historical experience. In Curacao, the majority of revenue is derived from capacity payments and is not affected by growth of energy consumption.

Asset Sales

      We anticipate approximately $825 million of net proceeds from additional asset sales in 2003 and 2004 of which $275 million has already been achieved. These divestitures could include assets in the southeast United States and Texas, as well as smaller, ancillary investments.

Taxes

      The Five-Year Projections incorporate U.S. federal, foreign, state and local taxes as applicable. The existing and projected U.S. federal net operating losses have resulted in no U.S. federal income taxes being provided in this model. Deferred taxes have not been included as part of these projections. The assumptions in the projections do not consider utilization of available net operating loss.

Capital Structure

      The Five-Year Projections assume that we implement the Restructuring Transactions on July 31, 2003, in accordance with the terms described in this Offering Circular and Disclosure Statement and that debt instruments affected by the Global Restructuring Transactions receive the indicated consideration. The Five-Year Projections assume that 100% of our existing credit facilities and 85% of the Exchange Offer Securities are refinanced and exchanged, respectively and that the dividend payment of the 6 1/4 Convertible Trust Preferred Securities, Series A issued by Mirant Trust I, formerly SEI Trust I, is deferred pursuant to the terms of the First Supplemental Indenture among Southern Energy Inc. and Bankers Trust Company, as trustee indenture over the time period covered by the projections.

Impacts of Chapter 11 Filing

      As set forth in the Offering Circular and Disclosure Statement, under certain circumstances the Company may seek to implement the Restructuring Transactions by commencing cases under Chapter 11 of the Bankruptcy Code with respect to Mirant and certain of its subsidiaries, including, without limitation, MAEM, and seeking an order from the Bankruptcy Court confirming the Plan of Reorganization. In connection with the development of the In-Court Alternative, the Company and its advisors have carefully considered the possible effects the commencement of Chapter 11 cases may have on the Company, its financial affairs and its business operations. This analysis focused principally on the identification and assessment of potential direct and indirect consequences that may flow from the exercise by counterparties to the Company’s energy trading contracts of rights and remedies that may be available as a consequence of the commencement of the Chapter 11 cases, and certain other potential impacts the pendency of the Chapter 11 cases may have on the Company’s ongoing energy trading activities, including the ability of the Company to engage in risk management activities with respect to its operating assets, hedging activities and discretionary trading. The Company has reviewed and considered information it considers to be relevant, including, without limitation, available precedent from other businesses with commodities trading operations that have commenced cases under Chapter 11 of the Bankruptcy Code, numerous alternative possible scenarios and sensitivities, and ranges of potential results with respect to many different aspects of the Company’s operations.

      Based on the foregoing and strictly for purposes of assisting our stakeholders in assessing the Plan of Reorganization, the Company has developed a set of core, material assumptions as set forth below, which may produce certain concomitant changes to the Company’s cash flow and liquidity as otherwise estimated under the Business Plan (also as set forth below). SUCH ASSUMPTIONS AND POTENTIAL RESULTS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY MAY NOT BE REALIZED AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, FINANCIAL AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE COMPANY’S CONTROL. AS SUCH, NO ASSURANCES ARE, OR CAN BE MADE, AS TO THE ACCURACY OF THE IN-COURT ALTERNATIVE ASSUMPTIONS OR RESULTING PROJECTED IMPACTS TO CASH FLOW AND LIQUIDITY, OR THE ABILITY OF THE COMPANY TO ACHIEVE SUCH PROJECTED RESULTS. CERTAIN ASSUMPTIONS, INEVITABLY, WILL NOT MATERIALIZE, AND EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE HEREOF MAY (AND LIKELY WILL) BE MATERIALLY DIFFERENT FROM THOSE ASSUMED. FOR MORE INFORMATION REGARDING THIS, PLEASE SEE “RISK FACTORS – RISKS RELATED TO OUR BUSINESS – THE COMMENCEMENT OF A CHAPTER 11 CASE OF MIRANT AND/OR MIRANT AMERICAS ENERGY MARKETING, L.P. (“MAEM”) FOR THE PURPOSE OF IMPLEMENTING A PREPACKAGED PLAN OF REORGANIZATION MAY RESULT IN A NUMBER OF ADVERSE CONSEQUENCES.”

Cash Flow Adjustments

1)	Contract Termination — Hedging and Discretionary Trading Positions

      The majority of the Company’s energy trading contracts contain provisions that allow counterparties to terminate them upon, among other things, the commencement by Mirant or MAEM of a case under Chapter 11 of the Bankruptcy Code. If such contracts constitute “commodities contracts,” “forward contracts,” “repurchase agreements” or “swap agreements,” as each term is defined in the Bankruptcy Code, the termination or liquidation of such contracts because of the bankruptcy of Mirant or MAEM may be excluded from the provisions of the Bankruptcy Code that ordinarily prohibit the enforcement of such contractual rights (i.e., the automatic stay). In an attempt to mitigate the potential adverse impacts of such unrestricted terminations, the Company has commenced negotiations with certain of its counterparties regarding potential alternative arrangements. Unable to predict the success or failure of this initiative at this time, the Company has assumed that all or substantially all energy trading contracts are terminated or liquidated shortly after commencement of the Chapter 11 cases. As a consequence, under the In-Court Alterative projections, it is assumed that the Company does not collect or pay in the ordinary course on in-the-

money or out-of-the money positions, respectively. Instead, it has been assumed that the Company settles its positions with counterparties and collects (or pays, as applicable) the net value of the positions after application of any existing collateral, as permitted under the contracts and applicable laws (see Note 3 below).

2)	Future Gross Margin Generation — Hedging, Asset Optimization and Discretionary Trading

      Due to the assumed termination of existing energy trading contracts and the potential difficulties associated with inducing counterparties to enter into new transactions during the pendency of the chapter 11 cases, the Company has assumed that no gross revenues are generated from new hedging, asset optimization and discretionary trading activities during the six-month period following the Petition Date. The Company has further assumed that asset optimization and discretionary trading activities resume in the first quarter of 2004, after certain anticipated collateral requirements are met (see Note 6 and Note 8 below).

      Once these activities are resumed, the analysis assumes that new gross margin is generated as follows:

•	Hedging transactions are executed “at-the-money,” and thus no additional gross margin is generated from these transactions (this assumption is consistent with the Out-of-Court Alternative projections);

•	Asset optimization gross margins resume as if the Company had not filed for bankruptcy (this is consistent with the Out-of-Court Alternative projections); and

•	Discretionary trading gross margins return to the levels achieved prior to the commencement of the Chapter 11 cases.

3)	Collection/Payment of Current Portfolio of “Mark-to-Market” Assets and Liabilities

      As discussed in Note 1 above, it is assumed that the Company’s hedging and discretionary energy trading contracts terminate upon commencement of the Chapter 11 cases, and that the Company must settle and collect on the value of such contracts from counterparties. However, as part of the settlement process, several adjustments are made to the value of the positions:

•	In accordance with the terms of the energy trading contracts, the Company has assumed that the termination value of each position is determined based on the market prices applied by the counterparty. It is assumed that this will cause a reduction in asset values and an increase in liability values.

•	The gross values of the trading assets and liabilities are then significantly reduced based on certain netting conventions, which vary by counterparty and agreement, including:

        — Counterparty netting across common contracts;

        — Counterparty netting within a given commodity;

        — Counterparty netting across all commodities;

        — Counterparty netting across entities; and

        — Other identified netting requirements

•	The resulting balances are then compared with the collateral that the Company holds from counterparties in the form of letters of credit and cash, and the collateral that the Company has posted to counterparties in the form of letters of credit and cash. It is then assumed that both the Company and its trading counterparties draw letters of credit and apply the cash held as collateral that support the trading positions.

      After these adjustments, the Company must seek to collect from counterparties (i) the remaining value of its “in-the-money” positions; and/or (ii) any excess collateral held by counterparties in respect of “out-of-the-money” positions. Similarly, it is assumed that the Company must pay to its counterparties the net value of “out-of-the-money” positions and/or excess collateral that the Company holds in respect of “in-the-money” positions.

      The resulting cash flow impacts to the Company are as follows:

•	At the Petition Date, certain letters of credit provided by the Company to counterparties are drawn in respect of “out-of-the-money” positions.

•	On the Petition Date, the Company draws certain letters of credit that support the Company’s “in-the-money” positions.

•	At emergence from Chapter 11, the Company returns certain excess cash collateral to counterparties.

•	The Company retrieves certain excess cash collateral and “in-the-money” position value from counterparties. However, it is assumed that such recoveries are made at a point in time after the Petition Date due to expected delays of settlement discussions and/or litigation.

4) Delayed Receipt of Power Receivables

      In the normal course of business, power transactions consummated during any month are settled on the 20th of the following month. It has been assumed that on the first settlement day taking place after the Petition Date certain customers may refuse to pay amounts owing for prepetition power sales, in violation of contractual provisions. As a result, the Company may experience delays in collecting certain prepetition power receivables. It has been assumed that the Company will collect these amounts at a point in time following the Petition Date.

5) Return of Collateral from LCs Drawn Against Assets

      It is assumed that certain counterparties draw letters credit prior to the Company’s emergence from Chapter 11. As a result, such counterparties will hold cash to support collateral requirements. However, certain collateral requirements are projected to decrease over the course of time. Such decreasing collateral requirements include, among other things:

•	Debt service reserve requirements (which decrease as debt is paid down)

•	Collateral requirements to support asset-related operations

      These requirements may be reduced if the related obligations are eliminated, or if the assets are sold, enabling the Company to receive cash collateral.

Liquidity Adjustments

6) Additional Collateral — NYMEX

      In order to resume asset optimization and discretionary trading activities post-emergence, it is expected that NYMEX (an over-the-counter energy trading exchange) will require the Company to post new collateral. The analysis assumes that the Company posts this initial cash collateral with NYMEX at the emergence date.

7) Additional Foreign Withholding Taxes

      Over the forecast period, there are periods where the Company must, for corporate liquidity proposes, rely on operating cash flow generated by foreign subsidiaries. As a result, the analysis reflects foreign withholding taxes in the event that foreign cash is repatriated. The amounts contained in the analysis are based on the difference between the assumed dividends in the base case forecast, and those implied under a hypothetical full-repatriation scenario.

8) Seed Collateral — New Discretionary Trading

      Because these projections assume that the Company ceases to engage in discretionary trading activities during the bankruptcy period, the Company may need to post new collateral with counterparties to re-start this aspect of its business.

	Five Months
	2003	2004	2005	2006	2007	2008

Cumulative Cash Adjustments, Chapter 11 Pre-pack:
Asset Optimization, Discretionary Trading, and Hedging(1)(2)	(154)	(290)	(311)	(337)	(368)	(406)
Draw on 3rd Party LCs(3)	190	190	190	190	190	190
Payment of excess collateral to trading counterparties(3)	(43)	(43)	(43)	(43)	(43)	(43)
Delayed collection of Trading Receivables/Excess Collateral(3)	—	97	97	97	97	97
Delayed Receipt of Power Receivables(4)	(99)	—	—	—	—	—
Return of Collateral from LCs drawn against assets(5)	73	73	73	73	73	73

Total Cash Adjustments	(33)	27	6	(20)	(51)	(89)
Cumulative Liquidity Adjustments, Chapter 11 Pre-pack:
Additional Collateral — NYMEX(6)	(50)	(50)	(50)	(50)	(50)	(50)
Additional Foreign Withholding Taxes(7)	(20)	(21)	(13)	(20)	(26)	(35)
Seed Collateral — Discretionary Trading(8)	—	(150)	(150)	(150)	(150)	(150)

Total Liquidity Adjustments	(70)	(221)	(213)	(220)	(226)	(235)

Total Liquidity Adjustments, Pre-Pack scenario	(103)	(194)	(207)	(240)	(277)	(324)

Financial Projections Under Out-of-Court Alternative

      Each of the following tables summarizes our projections for several distinct periods including the five months ended December 31, 2003 and each of the twelve months ending December 31, 2004, 2005, 2006, 2007 and 2008. The projections include Projected Consolidated Summary Statement of Income Data, Projected Consolidated Summary Balance Sheet Data and Projected Consolidated Summary Statement of Cash Flow Data, as well as Projected Pro Forma Consolidated Balance Sheet Adjustments for July 31, 2003.

PROJECTED CONSOLIDATED SUMMARY BALANCE SHEET DATA

	July	December	December	December	December	December	December
	2003	2003	2004	2005	2006	2007	2008

	($ in millions)
ASSETS
Current Assets:
Cash and Cash Equivalents	$810	$1,031	$677	$272	$349	$288	$1,049
Restricted Cash and Deposits	324	416	397	347	148	138	129
Other	4,744	4,468	4,757	5,191	5,809	6,835	7,016

Total Current Assets	5,878	5,915	5,831	5,810	6,306	7,261	8,194
Property, Plant & Equipment, Net	8,394	7,421	7,098	7,055	7,086	7,153	7,114
Non-Current Assets	4,794	4,239	4,225	4,222	4,227	4,228	4,229

Total Assets	$19,066	$17,575	$17,154	$17,087	$17,619	$18,642	$19,537

PROJECTED CONSOLIDATED SUMMARY BALANCE SHEET DATA (CONTINUED)

	July	December	December	December	December	December	December
	2003	2003	2004	2005	2006	2007	2008

	($ in millions)
LIABILITIES
Current Liabilities:
Payables	$3,043	$2,701	$2,862	$3,177	$3,733	$4,722	$4,849
Obligations Under Energy Commitments	572	427	67	15	16	17	17
Other Current Liabilities	1,578	1,613	1,603	1,608	1,598	1,583	1,579

Total Current Liabilities	5,193	4,741	4,532	4,800	5,347	6,322	6,445
Non Current Liabilities:
MAG Bank Debt	300	300	300	300	300	300	300
MAG Notes	2,500	2,500	2,500	2,500	2,425	2,425	2,425
Corporate Bank Debt	1,772	1,772	1,772	1,572	1,572	1,172	1,172
MAEM Debt	225	225	225	225	225	225	225
Corporate — Notes and Convertible Debentures	1,737	1,737	1,595	1,595	1,595	1,225	1,225
Other MAI Debt	475	23	—	—	—	—	—
International Debt	1,382	1,373	1,174	982	793	671	577
Obligations Under Energy Delivery Commitments	484	348	281	266	250	233	216
Other Long-Term Liabilities	1,646	1,656	1,679	1,703	1,727	1,750	1,774

Total Non-Current Liabilities	10,521	9,934	9,526	9,143	8,887	8,001	7,914

Total Liabilities	15,714	14,675	14,058	13,943	14,234	14,323	14,359
Mandatorily Redeemable Securities	350	356	379	403	429	456	485
Minority Interest	203	131	136	82	90	98	105
Stockholders’ Equity	2,799	2,413	2,581	2,659	2,866	3,765	4,588

Total Liabilities & Stockholders’ Equity	$19,066	$17,575	$17,154	$17,087	$17,619	$18,642	$19,537

Liquidity
Corporate Credit Facility	$2,921	$2,921	$2,921	$2,721	$2,721	$2,321	$2,321
New Money Facility(1)	—	150	150	150	150	150	150

Total Commitments	2,921	3,071	3,071	2,871	2,871	2,471	2,471
Less: Corporate Facility Drawn Amounts	(1,772)	(1,772)	(1,772)	(1,572)	(1,572)	(1,172)	(1,172)
Less: New Money Borrowings	—	—	—	—	—	—	—
Less: LCs Outstanding	(1,026)	(773)	(773)	(773)	(773)	(773)	(773)

Total Availability Under Facilities	123	526	526	526	526	526	526
Plus: Available Cash	810	1,031	677	272	349	288	1,049

Total Liquidity	$933	$1,557	$1,203	$798	$875	$814	$1,575

(1)	Assumes Company secured a new $150 million secured credit facility as part of the New Money first lien basket.

PROJECTED CONSOLIDATED SUMMARY STATEMENT OF INCOME DATA

		Annual
	August - December
	2003	2004	2005	2006	2007	2008

	($ in millions)
Revenues	$2,599	$5,629	$5,274	$5,697	$6,452	$6,768
Fuel and Power Expenses	1,636	3,421	3,076	3,203	3,632	3,666

Gross Margin	963	2,208	2,198	2,494	2,820	3,102
Maintenance	63	143	149	155	157	158
Other Operating Costs	166	389	385	391	397	408
Depreciation	116	271	272	272	273	299
Amortization	8	22	21	20	20	20
SG&A	183	405	428	423	438	452
Restructuring Charges	15	18	10	4	4	5
Write-down of Assets	97	—	—	—	—	—
Other	50	126	129	128	129	132

Total Operating Expenses	698	1,374	1,394	1,393	1,418	1,474
Operating Income (Loss)	265	834	804	1,101	1,402	1,628
Other Income/(Expense)
Interest Income	8	28	27	13	17	14
Interest Expense	(290)	(697)	(677)	(676)	(633)	(597)
Gain/(Loss) on Sale of Assets	(440)	(52)	—	—	—	—
Professional/Restructuring Fees	(9)	—	—	(33)	—	—
Equity in Income of Affiliates	11	26	29	31	28	29
Other, Net	100	4	4	4	3	5

Total Other Income/(Expense)	(620)	(691)	(617)	(661)	(585)	(549)
Income before Min. Int & Taxes	(355)	143	187	440	817	1,079
Cash Taxes	36	92	125	247	301	268

Income from Continuing Operations	(391)	51	62	193	516	811
Income from Discontinued Operations.	—	—	—	—	—	—

Net Income/(Loss)	$(391)	$51	$62	$193	$516	$811

PROJECTED CONSOLIDATED SUMMARY STATEMENT OF CASH FLOW DATA

		Annual
	August - December
	2003	2004	2005	2006	2007	2008

	($ in millions)
Operating Activities:
Net Income (Loss)	$(391)	$51	$62	$195	$516	$811
Depreciation and Amortization	124	293	293	292	293	319
Obligations under Energy Delivery Commitments	(261)	(427)	(67)	(15)	(16)	(17)
Write-down of Assets	97	—	—	—	—	—
Loss on Sale of Assets	440	52	—	—	—	—
Other	17	33	23	10	10	15
Change in Working Capital Accounts:	—	—	—	—	—	—
RMR Refund	(105)	(119)	(89)	—	—	—
Other	127	24	(2)	(42)	(10)	(43)

Net Cash Provided by (Used in) Operating Activities	48	(93)	220	440	793	1,085
Investing Activities:
Capital Expenditures	(75)	(171)	(229)	(305)	(349)	(246)
Proceeds from Sale of Investments	512	152	—	—	—	—
Cash paid for Acquisitions	—	—	(61)	—	—	—

Net Cash Provided by (Used In) Investing Activities	437	(19)	(290)	(305)	(349)	(246)
Financing Activities:
Net Dividends from / (to) Minority Interests	—	5	7	8	8	6
Borrowings / (Payment) of Long-Term Debt	(172)	(365)	(392)	(263)	(893)	(93)
Proceeds from Issuance of Equity	—	100	—	—	370	—
Change in Restricted Cash / Debt Service Reserve	(92)	18	50	197	10	9

Net Cash Provided by (Used In) Financing Activities	(264)	(242)	(335)	(58)	(505)	(78)

Net Change in Cash	$221	$(354)	$(405)	$77	$(61)	$761

Cash, Beginning of Period	810	1,031	677	272	349	288
Cash, End of Period	1,031	677	272	349	288	1,049

PROJECTED PRO FORMA CONSOLIDATED

BALANCE SHEET ADJUSTMENTS

	Pre-Restructuring	Reorganization	Post-Restructuring
	July 2003	Adjustments	July 2003

	($ in millions)
ASSETS
Current Assets:
Cash and Cash Equivalents	$810	$—	$810
Restricted Cash and Deposits	324	—	324
Other	4,744	—	4,744

Total Current Assets	5,878	—	5,878
Property, Plant & Equipment, Net	8,394	—	8,394
Non-Current Assets	4,845	(51)	4,794

Total Assets	$19,117	$(51)	$19,066

PROJECTED PRO FORMA CONSOLIDATED BALANCE SHEET ADJUSTMENTS — (Continued)

	Pre-Restructuring	Reorganization	Post-Restructuring
	July 2003	Adjustments	July 2003

	($ in millions)
LIABILITIES AND EQUITY
Current Liabilities:
Payables	$3,043	$—	$3,043
Obligations Under Energy Delivery Commitments	572	—	572
Other Current Liabilities	1,578	—	1,578

Total Current Liabilities	5,193	—	5,193
Non Current Liabilities:
New MAG Secured Bank Debt	—	300	300
New MAG Secured Bond Debt	—	425	425
New Corp Secured Bank Debt	—	1,772	1,772
New Corp Secured Notes	—	725	725
New MAEM Facility	—	225	225
MAG Bank Debt	300	(300)	—
MAG Notes	2,500	(425)	2,075
Corporate Bank Debt	1,551	(1,551)	—
Corporate — Notes and Convertible Debentures	1,820	(808)	1,012
MAEM Gas Prepay Facility	225	(225)	—
Other MAI Debt	696	(221)	475
International Debt	1,382	—	1,382
Obl. Under Energy Delivery	484	—	484
Other Long-Term Liabilities	1,646	—	1,646

Total Non-Current Liabilities	10,604	(83)	10,521

Total Liabilities	15,797	(83)	15,714
Mandatorily Redeemable Securities	350	—	350
Minority Interest	203	—	203
Stockholders’ Equity	2,767	32	2,799

Total Liabilities & Stockholders’ Equity	$19,117	$(51)	$19,066

ANNEX D

LIQUIDATION ANALYSIS

Introduction

      The following liquidation analysis (the “Analysis”) has been prepared by us as an estimate of the values that might be realized by all classes of creditors in the event our assets were to be liquidated in Chapter 7 proceedings under the Bankruptcy Code. A Chapter 7 liquidation consists generally of the cessation of business, the identification and assembly of assets, and the initiation of distressed or “forced” sales of our assets by a court-appointed Chapter 7 trustee, with subsequent distribution of the net proceeds of such asset dispositions to creditors in accordance with statutory priorities. Unless otherwise noted, the Analysis assumes that the liquidation occurs over a six-month period.

      The proceeds from Chapter 7 asset sales and recoveries would be first applied to satisfy the claims of structurally-senior creditors and the costs and expenses of the Chapter 7 case (such as the fees of the trustee, and of counsel and other professionals including financial advisors and accountants retained by the trustee, asset disposition expenses, litigation costs, and claims arising from the wind-down of our business during the Chapter 7 case).

      This Analysis has been prepared assuming that our assets, including assets of any non-debtor affiliates, and stock of subsidiaries are liquidated. As described more fully in the footnotes, in some cases the Analysis assumes a discrete sale of certain assets such as accounts receivable, while in other cases it assumes a sale of entire businesses or power plants as going concerns. Unless otherwise noted, the Analysis is based on the book values of our assets and liabilities as of December 31, 2002.

      The Analysis presented below is premised on numerous estimates and assumptions which, although developed and considered reasonable by our management, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of management, and could be subject to change during the course of an actual liquidation. In particular, there are currently numerous companies in the energy sector in which are the subject of a liquidation or financial restructuring, or which are attempting to sell assets. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF WE WERE, IN FACT, TO UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

Structure of Analysis

      A key aspect of the Analysis is the mechanism by which liquidation proceeds flow among Mirant and our various subsidiaries. Although the management reports and records of Mirant and its affiliates are maintained on a legal entity basis, certain assumptions were made to condense the Analysis to Mirant and a limited number of key subsidiaries. The Analysis is structured such that proceeds from the liquidation of a subsidiary are first used to satisfy the obligations of the given subsidiary. Then, provided that all subsidiary obligations are satisfied in full, the excess proceeds are distributed to that subsidiary’s immediate parent company. Thus, the Analysis must specifically consider our subsidiaries that contain financial debt or trade obligations. The liquidations of these subsidiaries are provided individually herein. The resulting structure of the Analysis is set forth on the following page.

Structure of Analysis (Cont’d)

Notes:

(1)	Also includes certain domestic power assets not owned by Mirant Americas Generation, LLC.

(2)	Liquidation proceeds primarily based on net equity interest in Caribbean and Philippine businesses.

Proceeds from Sale or Liquidation of Assets (Note 1)

      Estimates of the net cash proceeds that might be realized from the liquidation of Mirant and all our subsidiaries are shown in the Liquidation Summary. The actual method of liquidation may vary greatly from subsidiary to subsidiary depending on the type and location of the assets involved. The following sets forth the specific assumptions for the liquidation of our assets.

Cash and Equivalents

      Cash and equivalents consist of (i) unrestricted cash in banks or operating accounts, (ii) specifically recoverable restricted cash, and (iii) liquid investments with maturities of three months or less. Cash and equivalents are assumed to be fully recoverable. The balances by entity reflect estimated book values of cash and cash equivalents as of June 30, 2003, based on our 13-week cash flow forecast. The Analysis assumes that during the six-month liquidation period our businesses operate at cash flow break-even, other than the wind-down costs that are incurred at Mirant and MAEM (see Note 3).

Power Assets

      The Analysis assumes that each of our power producing assets (or equity interests in power producing assets) is sold as going concerns during a 6-month period. The estimated values realized for such assets reflect among other things, the following factors:

•	Projected power prices by region

•	Fuel costs, based on fuel types and heat rates for each unit

•	Variable operating, maintenance and start-up costs

•	Long-term supply and demand fundamentals for power

•	Long-run marginal cost of new power generation

•	Capital expenditure requirements, including environmental expenditures

•	Capital costs

      The values contained in the Analysis assume that in order to complete the sale of all our power-producing assets during a 6-month period, significant valuation discounts would likely be realized given the forced sale of the assets under an expedited time frame.

Trading Assets

      Trading assets primarily reflect the net book value of MAEM’s in-the-money trading and hedging contracts as of May 31, 2003. (Trading assets at entities other than MAEM are as of December 31, 2002.) For the purposes of this analysis, it is assumed that the vast majority of these contracts will be terminated upon a bankruptcy filing, and as a result several factors must be considered before estimating a recovery value on these assets. First, our trading counterparties will likely attempt to value the positions based upon their own forward curves and marks, rather than those used by us. This would likely reduce the value of the contracts. Second, many of the contracts are subject to netting agreements under which we must offset out-of-the-money trading positions against the value of our trading assets. Finally, counterparties may attempt to offset cash collateral held by us against the value of the contracts. After adjusting for these factors, the Analysis assumes that remaining value of the contracts is sold at a discount to book value.

Accounts Receivable

      Accounts receivable primarily consist of amounts owed to us by bilateral power customers and Independent System Operators (“ISOs”). The recovery of accounts receivable is based on management’s estimate of collection, or the sale or factoring of such receivables.

Intercompany Claims

      For this Analysis, net inter-company claims against Mirant and its affiliates have been treated pari-passu with third party claims. There can be no assurances that other foreign jurisdictions or local creditors would not seek to subordinate inter-company claims. To the extent that foreign jurisdictions have alternate priority rules or require the subordination of inter-company claims, the recovery percentages for unsecured creditors may be materially different.

Intangible Assets / Other

      Intangible assets consist of goodwill, miscellaneous deferred charges, and other miscellaneous assets. For this Analysis, such assets are assumed to have no recovery value.

      While the liquidation of our tradename and other intangible assets may have value, no liquidation value was assumed in this Analysis due to the speculative nature of value for these assets in a liquidation scenario.

Liquidation Proceeds from Subsidiaries (Note 2)

      As previously described, liquidation proceeds are first applied to the lowest relevant level of the Mirant Corporation corporate hierarchy structure. This allows any excess proceeds to then flow “upward” to the next ownership level and be available for those creditors as well, to the extent available.

Wind-down Costs (Note 3)

      This Analysis assumes that only Mirant and MAEM are wound down. All other entities are assumed to operate in the normal course until the requisite asset sales are completed, upon which point the respective corporate structures are dissolved. Wind-down costs consist of the regularly occurring general and administrative costs required to operate the wound-down entities. The Analysis assumes that Mirant would be wound down in six months and MAEM would be wound down in twelve months, due to potentially lengthy negotiation with trading counterparties. Wind-down costs are expected to decrease over time.

Liquidating Trustee Fees (Note 4)

      Liquidator fees are calculated based on the statutory escalating scale set forth in Section 326 of the Bankruptcy Code. Liquidator fees are 25.0% of the first $5,000 of proceeds, 10.0% for the next $45,000 of proceeds, 5.0% for the next $950,000 of proceeds, and 3.0% for all proceeds in excess of $1,000,000. The Analysis also assumes that the liquidation of certain other assets would require asset disposition fees related to professionals retained to sell the going concern assets. Such fees are estimated at 1.0% of sales proceeds.

Net Liquidation Proceeds Available for Payment of Creditors (Note 5)

      This represents the gross assets’ liquidation proceeds less the estimate of wind-down costs, liquidator fees, and asset disposition/brokerage fees.

Distribution of Net Proceeds from Liquidation (Note 6)

      Under the absolute priority rule, no junior creditor may receive any distribution until all senior creditors are paid in full. Thus, the Analysis allocates the net proceeds to creditors in their respective order of priority.

Superpriority Claims (Note 7)

      Superpriority claims represent the claims of lenders arising from potential borrowings under a potential Debtor in Possession (“DIP”) financing facility. The Analysis assumes, however, that we utilize existing cash balances to fund wind-down costs and any other costs arising during the liquidation process. Thus, there are no DIP financings or superpriority claims included in the Analysis.

Priority Claims (Note 8)

      Priority claims consist of (i) priority tax claims, which are based on the tax liabilities recorded on the December 31, 2002 balance sheets of Mirant and its subsidiaries, and (ii) Chapter 7 professionals’ fees, which also have a priority ranking compared to pre-petition creditors.

Secured Claims (Note 9)

      Under the normal course of business, we have historically issued cash collateral and letters of credit on behalf of trading counterparties and other constituencies. The Analysis assumes that at the outset of the liquidation period, collateralized counterparties draw on letters of credit and/or permanently take possession of cash collateral, in full or partial satisfaction of their claims against us. As a result, the balances of the trading liabilities contained in this Analysis under General Unsecured Claims (see Note 10) represent only the uncollateralized claims, which are net of L/C draws and cash collateral postings. Secured claimants are assumed to receive a full recovery on their collateralized claims.

General Unsecured Claims (Note 10)

      General unsecured claims follow secured claims in right of payment. General unsecured claims come in different forms, depending on the subsidiary, but the major categories are as follows:

•	Unsecured bank debt

•	Unsecured capital markets debt

•	Third-party accounts payable

•	Trading-relating claims

•	Contract rejection claims

•	Intercompany claims

•	Guaranties of obligations of affiliates

•	Obligations under equipment lease financings

•	Obligations under plant and property lease financings

      As described in Note 9, the Analysis assumes that certain collateralized claimants draw on letters of credit at the outset of the liquidation period. Such draws on letters of credit effectively increase the total unsecured bank debt claims and decrease other unsecured claims in the amount of the drawn letters of credit.

Subordinated Claims (Note 11)

      Subordinated claims are unsecured, rank last in right of payment, and are the last obligation to be satisfied before proceeds flow “upward” to the next corporate ownership level, or in the case of Mirant, to common shareholders. The only subordinated claims included in the Analysis are Mirant’s 6.25% Trust Preferred Securities.

Remaining Proceeds to Parent (Note 12)

      This item describes whether any liquidation proceeds remain at each entity level (for a distribution to a parent entity), by subtracting the aggregate distribution of net proceeds from the Net Liquidation Proceeds Available for Payment of Creditors (Note 5).

Conclusion

      As summarized in the Liquidation Summary, we have concluded that each class of impaired Claims and Interests will receive under the Plan not less than it would receive if we were liquidated in hypothetical Chapter 7 cases on the Effective Date of the Plan.

Mirant Corporation and Subsidiaries

Liquidation Summary

			Recovery	Recovery
	Creditors	Class	Under Plan	Under Ch. 7

Mirant Corporation	Superpriority DIP Claims	N/A	N/A	N/A
	Administrative Claims	N/A	100.0%	100.0%
	Priority Tax Claims	N/A	N/A	N/A
	Other Priority Claims	1	N/A	N/A
	Secured Claims	2	N/A	N/A
	CSFB 364-Day Revolver	3	100.0%	39.3%
	Citibank “C” Credit Facility	3	100.0%	39.3%
	CSFB 4-year Revolver	3	100.0%	39.3%
	Guarantees of Subsidiary Obligations (1)	3	100.0%	39.3%
	7.4% Sr. Notes due 2004	4	100.0%	39.3%
	2.5% Sr. Convertible Debentures due 2021	4	100.0%	39.3%
	General Unsecured Claims	5	100.0%	39.3%
	Guarantees of Subsidiary Obligations (2)	5	100.0%	39.3%
	Subordinated Claims (Trust Preferreds)	5	100.0%	0.0%
	Equity Interests	6	100.0%	0.0%
Mirant Americas Energy Marketing, LP	Superpriority Claims	N/A	N/A	N/A
	Administrative Claims	N/A	100.0%	100.0%
	Priority Tax Claims	N/A	100.0%	100.0%
	Other Priority Claims	1	N/A	N/A
	Secured Claims	2	100.0%	100.0%
	Commodity Prepay Facility	3	100.0%	28.0%
	General Unsecured Claims	4	100.0%	28.0%
	Equity Interests	5	100.0%	0.0%
Mirant Americas Development Capital, LLC	Superpriority Claims	N/A	N/A	N/A
	Administrative Claims	N/A	N/A	N/A
	Priority Tax Claims	N/A	N/A	N/A
	Other Priority Claims	1	N/A	N/A
	Secured Claims	2	N/A	N/A
	Equipment Warehouse Lease Facility	3	100.0%	0.1%
	General Unsecured Claims	4	N/A	N/A
	Equity Interests	5	100.0%	0.0%
MLW Development, LLC	Superpriority Claims	N/A	N/A	N/A
	Administrative Claims	N/A	N/A	N/A
	Priority Tax Claims	N/A	N/A	N/A
	Other Priority Claims	1	N/A	N/A
	Secured Claims	2	N/A	N/A
	General Unsecured Claims	3	100.0%	100.0%
	Equity Interests	4	100.0%	100.0%

(1)	Represents 100.0% of deficiency claims under MAEM Commodity Prepay Facility and 89.9% of deficiency claims under MADC Equipment Warehouse Lease Facility.

(2)	Represents 100.0% of deficiency claims under MAEM contract rejection claims, third-party trade claims and trading and hedging liabilities.

MIRANT CORPORATION AND SUBSIDIARIES

LIQUIDATION PROCEEDS ANALYSIS

($ in millions)

		Mirant Corp.		Mirant Americas, Inc.

			Est.		Est.
Notes			Proceeds		Proceeds

1	Proceeds from Sale or	Cash	506.4	Cash	38.5
	Liquidation of Assets	Power Assets	241.4	Power Assets	876.2
		Trading Assets	—	Trading Assets	—
		Accounts Receivable	31.1	Accounts Receivable	—
		Intercompany Claims	168.6	Intercompany Claims	5.9
		Intangibles/ Other	—	Intangibles/ Other	—
2	Liquidation Proceeds	Mirant Americas, Inc	762.3	Mirant Americas Generation, LLC	—
	from Subsidiaries	Mirant International Investments, Inc.	1,025.8	Mirant Americas Energy Marketing, L.P.	—
				Mirant Canada Energy Marketing Ltd.	—
				Mirant Americas Development Capital, LLC	—
				MLW Development, LLC	0.3
	Less:
3	Wind-down Costs		(41.8)		—
4	Liquidating Trustee Fees		(13.2)		(26.5)
4	Asset Dispositions/ Brokerage Fees		(4.5)		(8.8)

5	Net Proceeds Available for
	Payment of Creditors		2,676.1		885.6

6	Distribution of Net Proceeds
	from Liquidation:

			Claim $	Recovery $	Recovery %		Claim $	Recovery $	Recovery %

7	Superpriority Claims	DIP Claim	—	—	N/A		—	—	N/A
8	Priority Claims:
	Priority Tax Claims		—	—	N/A		—	—	N/A
	Chapter 7 Professionals		12.0	12.0	100.0		—	—	N/A
9	Secured Claims				N/A				N/A
10	General Unsecured Claims	Credit Facilities	2,630.0	1,033.3	39.3	Trade Claims	32.7	32.7	100.0
		Capital Markets Debt	1,737.0	682.4	39.3	Intercompany Claims	45.6	45.6	100.0
		Subsidiary Guaranties	2,024.4	795.3	39.3	Deferred Purchase Obligation	45.0	45.0	100.0
		Trade Claims	14.2	5.6	39.3				N/A
		Intercompany Claims	375.5	147.5	39.3				N/A
11	Subordinated Claims	Trust Preferred Securities	354.0	—	0.0			—	N/A

12	Remaining Proceeds to Parent	Common Shareholders		(0.0)		Mirant Corporation		762.3

MIRANT CORPORATION AND SUBSIDIARIES

LIQUIDATION PROCEEDS ANALYSIS

($ in millions)

		Mirant International Investments, Inc.		Mirant Americas Generation, LLC

			Est.		Est.
Notes			Proceeds		Proceeds

1	Proceeds from Sale or	Cash	357.0	Cash	—
	Liquidation of Assets	Power Assets	—	Power Assets	1,471.9
		Trading Assets	—	Trading Assets	48.8
		Accounts Receivable	44.8	Accounts Receivable	9.6
		Intercompany Claims	—	Intercompany Claims	—
		Intangibles / Other	—	Intangibles / Other	—
2	Liquidation Proceeds from Subsidiaries	Caribbean Subsidiaries	99.1	Mirant Mid-Atlantic LLC	589.9
		Philippine Subsidiaries	661.4
	Less:
3	Wind-down Costs		—		—
4	Liquidating Trustee Fees		(24.2)		(45.9)
4	Asset Dispositions / Brokerage Fees		(8.1)		(15.3)
5	Net Proceeds Available for Payment of Creditors

			1,130.0		2,059.1

6	Distribution of Net Proceeds
	from Liquidation:

			Claim $	Recovery $	Recovery %		Claim $	Recovery $	Recovery %

7	Superpriority Claims		—	—	N/A		—	—	N/A
8	Priority Claims:
	Priority Tax Claims		—	—	N/A		154.8	154.8	100.0
	Chapter 7 Professionals		—	—	N/A		—	—	N/A
9	Secured Claims				N/A				N/A
10	General Unsecured Claims	Trade Claims	9.1	9.1	100.0	Credit Facility	300.0	159.7	53.2
		Intercompany Claims	95.1	95.1	100.0	Public Bond Debt	2,500.0	1,330.9	53.2
					N/A	Trade Claims	494.8	263.4	53.2
					N/A	Trading Liabilities	105.4	56.1	53.2
					N/A	Intercompany Claims	177.1	94.3	53.2
11	Subordinated Claims			—	N/A			—	N/A

12	Remaining Proceeds to Parent	Mirant Corporation		1,025.8		Mirant Americas, Inc		—

MIRANT CORPORATION AND SUBSIDIARIES

LIQUIDATION PROCEEDS ANALYSIS

($ in millions)

		Mirant Mid-Atlantic, LLC		Mirant Americas Development Capital, LLC

Notes			Est. Proceeds		Est. Proceeds

1	Proceeds from Sale or Liquidation of Assets	Cash	94.4	Cash	0.2
		Power Assets	404.1	Power Assets	—
		Trading Assets	11.0	Trading Assets	—
		Accounts Receivable	4.8	Accounts Receivable	—
		Intercompany Claims	133.3	Intercompany Claims	—
		Intangibles/Other	—	Intangibles/Other	—
2	Liquidation Proceeds from Subsidiaries
	Less:
3	Wind-down Costs		—		—
4	Liquidating Trustee Fees		(16.6)		—
4	Asset Dispositions/Brokerage Fees		(5.5)		—

5	Net Proceeds Available for Payment of Creditors		625.5		0.2

6	Distribution of Net Proceeds from Liquidation:

			Claim $	Recovery $	Recovery %		Claim $	Recovery $	Recovery %

7	Superpriority Claims		—	—	N/A		—	—	N/A
8	Priority Claims:
	Priority Tax Claims		7.0	7.0	100.0		—	—	N/A
	Chapter 7 Professionals		—	—	N/A		—	—	N/A
9	Secured Claims	Leveraged Lease Financing	—	—	N/A	Warehouse Equipment Facility	221.0	0.2	0.1
10	General Unsecured Claims	Trade Claims	22.2	22.2	100.0	Trade Claims	—	—	N/A
		Trading Liabilities	1.8	1.8	100.0	Intercompany Claims	—	—	N/A
		Intercompany Claims	4.6	4.6	100.0
					N/A				N/A
					N/A				N/A
11	Subordinated Claims			—	N/A			—	N/A

12	Remaining Proceeds to Parent	Mirant Americas Generation, LLC		589.9		Mirant Americas, Inc.		—

MIRANT CORPORATION AND SUBSIDIARIES

LIQUIDATION PROCEEDS ANALYSIS

($ in millions)

		Mirant Americas Energy Marketing, LP		Mirant Canada Energy Marketing, Ltd.

			Est.		Est.
Notes			Proceeds		Proceeds

1	Proceeds from Sale or	Cash	—	Cash	—
	Liquidation of Assets	Power Assets	—	Power Assets	41.4
		Trading Assets	190.0	Trading Assets	98.3
		Accounts Receivable	556.2	Accounts Receivable	350.8
		Intercompany Claims	135.2	Intercompany Claims	31.2
		Intangibles/ Other	—	Intangibles/ Other	—
2	Liquidation Proceeds from Subsidiaries
	Less:
3	Wind-down Costs		(45.1)		—
4	Liquidating Trustee Fees		(26.4)		(15.6)
4	Asset Dispositions/Brokera Fees	ge	—		—

5	Net Proceeds Available for Payment of Creditors		809.9		506.1

6	Distribution of Net Proceeds from Liquidation:

			Claim $	Recovery $	Recovery %		Claim $	Recovery $	Recovery %

7	Superpriority Claims		—	—	N/A		—	—	N/A
8	Priority Claims:
	Priority Tax Claims		1.8	1.8	100.0		—	—	N/A
	Chapter 7 Professionals		17.9	17.9	100.0		—	—	N/A
9	Secured Claims		N/A	N/A	100.0				N/A
10	General Unsecured Claims	Commodity Prepay Facility	225.0	62.9	28.0	Trade Claims	458.7	350.8	76.5
		Trade Claims	936.6	261.9	28.0	Trading Liabilities	195.6	149.6	76.5
		Trading Liabilities	—	—	N/A	Intercompany Claims	7.5	5.7	76.5
		Contract Rejection Claims	1,372.9	383.9	28.0				N/A
		Intercompany Claims	291.4	81.5	28.0				N/A
11	Subordinated Claims			—	N/A			—	N/A

12	Remaining Proceeds to Parent	Mirant Americas, Inc.		—		Mirant Americas, Inc.		—

MIRANT CORPORATION AND SUBSIDIARIES

LIQUIDATION PROCEEDS ANALYSIS

($ in millions)

MLW Development, LLC

Notes			Est. Proceeds

1	Proceeds from Sale or Liquidation of Assets	Cash	—
		Power Assets	—
		Trading Assets	—
		Accounts Receivable	—
		Intercompany Claims	—
		Intangibles/ Other	0.3
2	Liquidation Proceeds from Subsidiaries
Less:
3	Wind-down Costs		—
4	Liquidating Trustee Fees		(0.0)
4	Asset Dispositions/Brokerage Fees		—

5	Net Proceeds Available for Payment of Creditors		0.3

6	Distribution of Net Proceeds from Liquidation:

			Claim $	Recovery $	Recovery %

7	Superpriority Claims		—	—	N/A
8	Priority Claims:
	Priority Tax Claims		—	—	N/A
	Chapter 7 Professionals		—	—	N/A
9	Secured Claims				N/A
10	General Unsecured Claims	Trade Claims	—	—	N/A
11	Subordinated Claims

12	Remaining Proceeds to Parent	Mirant Americas, Inc.		0.3

ANNEX E

Senior Guarantors

Mirant Services, LLC

Mirant Mid-Atlantic Services, LLC
Mirant Americas, Inc.
Mirant Special Procurement, Inc.
Mirant California Investments, Inc.
Mirant California, LLC
Mirant Bay Area Procurement, LLC
Mirant Delta, LLC
Mirant Potrero, LLC
Mirant New England, Inc.
Mirant Canal, LLC
Mirant Kendall, LLC
Mirant Texas Investments, Inc.
Mirant Central Texas, LP
Mirant Texas, LP
Mirant Parker, LLC
MLW Development, LLC
Mirant Texas Management, Inc.
Mirant New York, Inc.
Mirant Bowline, LLC
Mirant Lovett, LLC
Mirant NY-Gen, LLC
Mirant Wisconsin Investments, Inc.
Shady Hills Power Company, L.L.C.
Mirant Americas Procurement, Inc.
Mirant Dickerson Development, LLC
Mirant Chalk Point Development, LLC
Mirant Danville, LLC
Mirant Americas Energy Marketing Investments, Inc.
Mirant Americas Production Company
Mirant South Louisiana Fee, LLC
Mirant South Louisiana Production, LLC
Mirant Americas Energy Capital, LP
Mirant Energy Trading, LLC
Mirant Americas Gas Marketing I, LLC
Mirant Americas Gas Marketing II, LLC
Mirant Americas Gas Marketing III, LLC
Mirant Americas Gas Marketing IV, LLC
Mirant Americas Gas Marketing V, LLC
Mirant Americas Gas Marketing VI, LLC
Mirant Americas Gas Marketing VII, LLC
Mirant Americas Gas Marketing VIII, LLC
Mirant Americas Gas Marketing IX, LLC
Mirant Americas Gas Marketing X, LLC
Mirant Americas Gas Marketing XI, LLC
Mirant Americas Gas Marketing XII, LLC
Mirant Americas Gas Marketing XIII, LLC
Mirant Americas Gas Marketing XIV, LLC
Mirant Americas Gas Marketing XV, LLC

Mirant Americas Development, Inc.
Mirant Americas Development Capital, LLC
Mirant Wrightsville Management, Inc.
Mirant Wrightsville Investments, Inc.
Mirant Construction Holdings, LLC
Mirant Sugar Creek Ventures, Inc.
Mirant Sugar Creek, LLC
Mirant Sugar Creek Holdings, Inc.
Mint Farm Generation, LLC
Mirant Birchwood, Inc.
Mirant Portage County, LLC
Mirant Michigan Investments, Inc.
Mirant Zeeland, LLC
Mirant Wyandotte, LLC
Mirant Wichita Falls Investments, Inc.
Mirant Wichita Falls, LP
Mirant Wichita Falls Management, Inc.
Mirant Perryville Investments, Inc.
Mirant Gastonia, LLC
Mirant Las Vegas, LLC
Mirant Nevada Wellcom, LLC
Mirant Oregon, LLC
Mirant Intellectual Asset Management and Marketing, LLC
Mirant Capital Management, LLC
Mirant Capital, Inc.
Mirant International Investments, Inc.
Mirant Caribbean Services, LLC
Mirant JPSCO Development Services, LLC
Mirant Investments Germany, Inc.
Mirant Holdings Germany, Inc.
Mirant Asia-Pacific (Guam) Investments, Inc.
Mirant Hong Kong Membership, Inc.

Limited Guarantors

Mirant Chalk Point LLC

Mirant Potomac River, LLC

Subordinated Guarantors

Mirant Mid-Atlantic, LLC

Mirant D.C. O&M, LLC
Mirant Piney Point, LLC
Mirant MD Ash Management, LLC

Excluded Subsidiaries

Mirant Grand Bahamas, Ltd.

Grand Bahama Power Company Limited
Mirant JPSCO (Barbados) SRL
Jamaica Public Service Company Limited
Mirant Bahamas Investments Limited
ICD Utilities Limited

Grantors

Mirant Services, LLC

Mirant Mid-Atlantic Services, LLC
Mirant Potomac River, LLC*
Mirant Americas, Inc.
Mirant Special Procurement, Inc.
Mirant California Investments, Inc.
Mirant California, LLC
Mirant Bay Area Procurement, LLC
Mirant Delta, LLC
Mirant Potrero, LLC
Mirant New England, Inc.
Mirant Canal, LLC
Mirant Kendall, LLC
Mirant Texas Investments, Inc.
Mirant Central Texas, LP
Mirant Texas, LP
Mirant Parker, LLC
MLW Development, LLC
Mirant Texas Management, Inc.
Mirant New York, Inc.
Mirant Bowline, LLC
Mirant Lovett, LLC
Mirant NY-Gen, LLC
Mirant Wisconsin Investments, Inc.
Mirant Chalk Point LLC *
Shady Hills Power Company, L.L.C.
Mirant Americas Procurement, Inc.
Mirant Dickerson Development, LLC
Mirant Chalk Point Development, LLC
Mirant Danville, LLC
Mirant Americas Energy Marketing Investments, Inc.
Mirant Americas Production Company
Mirant South Louisiana Fee, LLC
Mirant South Louisiana Production, LLC
Mirant Americas Energy Capital, LP
Mirant Energy Trading, LLC
Mirant Americas Gas Marketing I, LLC
Mirant Americas Gas Marketing II, LLC
Mirant Americas Gas Marketing III, LLC
Mirant Americas Gas Marketing IV, LLC
Mirant Americas Gas Marketing V, LLC
Mirant Americas Gas Marketing VI, LLC
Mirant Americas Gas Marketing VII, LLC
Mirant Americas Gas Marketing VIII, LLC
Mirant Americas Gas Marketing IX, LLC
Mirant Americas Gas Marketing X, LLC
Mirant Americas Gas Marketing XI, LLC
Mirant Americas Gas Marketing XII, LLC
Mirant Americas Gas Marketing XIII, LLC
Mirant Americas Gas Marketing XIV, LLC
Mirant Americas Gas Marketing XV, LLC

Mirant Americas Development, Inc.
Mirant Americas Development Capital, LLC
Mirant Wrightsville Management, Inc.
Mirant Wrightsville Investments, Inc.
Mirant Construction Holdings, LLC
Mirant Sugar Creek Ventures, Inc.
Mirant Sugar Creek, LLC
Mirant Sugar Creek Holdings, Inc.
Mint Farm Generation, LLC
Mirant Portage County, LLC
Mirant Michigan Investments, Inc.
Mirant Zeeland, LLC
Mirant Wyandotte, LLC
Mirant Wichita Falls Investments, Inc.
Mirant Wichita Falls, LP
Mirant Wichita Falls Management, Inc.
Mirant Perryville Investments, Inc.
Mirant Gastonia, LLC
Mirant Las Vegas, LLC
Mirant Nevada Wellcom, LLC
Mirant Oregon, LLC
Mirant Intellectual Asset Management and Marketing, LLC
Mirant Capital Management, LLC
Mirant Capital, Inc.
Mirant International Investments, Inc.
Mirant Caribbean Services, LLC
Mirant JPSCO Development Services, LLC
Mirant Investments Germany, Inc.
Mirant Holdings Germany, Inc.
Mirant Asia-Pacific (Guam) Investments, Inc.
Mirant Hong Kong Membership, Inc.

*	Entities marked by an asterisk (*), i.e., Mirant Potomac River, LLC and Mirant Chalk Point, LLC, will secure debt in an amount not exceeding $50 million each.

ANNEX F

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

CALIFORNIA PUBLIC EMPLOYEES’ RETIREMENT SYSTEM, ISLINGTON PARTNERS, L.P., THE LIVERPOOL LIMITED PARTNERSHIP, THE MAINSTAY FUNDS ON BEHALF OF ITS HIGH YIELD CORPORATE BOND FUND SERIES, THE MAINSTAY VP SERIES FUND, INC. ON BEHALF OF ITS HIGH YIELD CORPORATE BOND PORTFOLIO, ARTIS INVESTORS LLC, CLASS A AND CLASS B, DEBELLO INVESTORS LLC, WEXFORD SPECTRUM INVESTORS LLC, WI SOFTWARE INVESTORS LLC AND SOLITAIR CORP.,

                                          Plaintiffs,

-against-

MIRANT CORPORATION, MIRANT AMERICAS, INC., MIRANT AMERICAS GENERATION, LLC, S. MARCE FULLER, HARVEY A. WAGNER, RICHARD J. PERSHING, RAYMOND D. HILL, GARY J. MORSCHES, RANDALL E. HARRISON, J. WILLIAM HOLDEN III, EDWIN H. ADAMS, DAVID J. LESAR, RAY M. ROBINSON, A.W. DAHLBERG, STUART EIZENSTAT, ROBERT F. MACCULLOUGH, A.D. CORRELL, CARLOS GHOSN, WILLIAM M. HJERPE AND JAMES F. MCDONALD,

                                          Defendants.

Civil Action No. 20359-NC

COMPLAINT

      Plaintiffs California Public Employees’ Retirement System, Islington Partners, L.P., The Liverpool Limited Partnership, The Mainstay Funds on Behalf of Its High Yield Corporate Bond Fund Series, The Mainstay VP Series Fund, Inc. on Behalf of Its High Yield Corporate Bond Portfolio, Artis Investors LLC, Class A and Class B, Debello Investors LLC, Wexford Spectrum Investors LLC, WI Software Investors LLC and Solitair Corp., by and through their undersigned attorneys, Richards, Layton & Finger PA and Cadwalader, Wickersham & Taft LLP, as and for their complaint against Defendants Mirant Corporation, Mirant Americas, Inc., Mirant Americas Generation, LLC, S. Marce Fuller, Harvey A. Wagner, Richard Pershing, Raymond D. Hill, Randall E. Harrison, Gary J. Morsches, J. William Holden III, Edwin H. Adams, David J. Lesar, Ray M. Robinson, A.W. Dahlberg, Stuart Eizenstat, Robert F. MacCullough, A.D. Correll, Carlos Ghosn, William M. Hjerpe and James F. McDonald, allege upon knowledge as to themselves and their own actions, and otherwise upon information and belief, as follows:

NATURE OF THE ACTION

      1.     Plaintiffs are creditors of Mirant Americas Generation, LLC (“MAGI”). Plaintiffs’ loans to MAGI are evidenced by senior note obligations maturing from time-to-time between 2006 and 2031.

      2.     The defendants are (a) MAGI; (b) MAGI’s ultimate parent company, Mirant Corporation (“Mirant”); (c) Mirant Americas, Inc. (“Mirant Americas”) a wholly-owned subsidiary of Mirant that functions as a holding company of MAGI’s equity; and (d) the individuals who presently function, or who have functioned at times relevant hereto, as MAGI’s Board of Managers and Mirant’s Board of Directors.

      3.     Plaintiffs bring this action to enjoin and restrain Defendants from further depleting and raiding the assets of MAGI, and to recover billions of dollars of damages already sustained by Plaintiffs as a result of Defendants’ breaches of fiduciary duty and tortious conduct. As set forth in detail herein, Defendants have engaged and continue to engage in a deliberate, systematic scheme to transfer to, or for the benefit of Mirant, substantially all of the value of MAGI while the company is insolvent. Defendants already have fraudulently transferred over $1 billion in the value of MAGI to Mirant by the payment of illegal dividends. Now, Defendants have proposed exchange offers for certain of MAGI’s outstanding debt which contemplate the transfer of additional billions of dollars of value from MAGI to Mirant through the granting of first liens on the assets of MAGI and its wholly-owned subsidiaries for the benefit of Mirant’s creditors. As detailed herein, these exchange offers are the product of breaches of fiduciary duty and the evasion of federal securities laws and should therefore be enjoined.

      4.     Sadly, this case represents yet another example of corporate executives failing to act independently and conflicted in the exercise of their fiduciary duty. Here, Mirant’s looting of MAGI has been achieved at the direction of Mirant’s Board of Directors, and with the full cooperation and complicity of MAGI’s Board of Managers. Lacking any independent managers and without the benefit of independent financial or legal advisors, the MAGI board has chosen to proceed with these debt exchange offers even though they will cause substantial and irreparable harm to Plaintiffs and other MAGI creditors. The MAGI managers have acted in complete disregard for the duties of care, loyalty and candor required of corporate fiduciaries. The MAGI managers’ conflicting allegiances are illustrated by the fact that no director or manager at MAGI has sought to prevent the stripping of MAGI’s assets, or if they were unable to stop the scheme, to promptly resign rather than participate in a fraud upon creditors. Instead of exercising their fiduciary duties, however, the MAGI managers are promoting transactions that will place on MAGI and its assets the entire risk of Mirant’s debt restructuring while MAGI receives none of the benefits.

      5.     MAGI is insolvent. Plaintiffs estimate that the reasonable value of MAGI’s consolidated assets is substantially less than the approximately $4.6 billion in total claims against those assets. But, if the transactions being promoted by Mirant and MAGI’s managers are allowed to proceed, the value of MAGI’s assets will remain the same while its liabilities will balloon to over $9 billion, rendering the company hopelessly insolvent. Given that MAGI presently is insolvent as a result of this complete abandonment of fiduciary obligations, there can be no question that the fiduciary duties owed to MAGI’s creditors have been and are continuing to be violated by the Defendants’ actions.

THE PARTIES

      6.     Each plaintiff is a holder of unsecured notes issued by MAGI pursuant to an Indenture (the “MAGI Indenture”), dated as of May 1, 2001, by and between MAGI and Bankers Trust Company as Indenture Trustee, as supplemented from time to time (the “MAGI Notes”). As of June 5, 2003 Bankers Trust Company resigned as Indenture Trustee under the MAGI Indenture and Wells Fargo Bank Minnesota National Associations has been named as successor trustee thereunder.

      7.     The face amount of MAGI Notes outstanding is $2.5 billion.

      8.     Plaintiff, California Public Employees’ Retirement System is a division of the State of California with its principal place of business in Sacramento, California.

      9.     Plaintiffs, Artis Investors LLC, Class A and Class B, Debello Investors LLC, Wexford Spectrum Investors LLC and WI Software Investors LLC are Delaware limited liability companies with their principal place of business in Greenwich, Connecticut.

      10.     Plaintiff, Islington Partners, L.P., is a Cayman Islands limited partnership with its principal place of business in Grand Cayman, Cayman Islands.

      11.     Plaintiff, The Liverpool Limited Partnership, is a Bermuda limited partnership with its principal place of business in Hamilton, Bermuda.

      12.     Plaintiff, The Mainstay Funds, on Behalf of Its High Yield Corporate Bond Fund Series, is a Massachusetts trust with its principal place of business in Parsippany, New Jersey.

      13.     Plaintiff, The Mainstay VP Series Fund, Inc., on Behalf of Its High Yield Corporate Bond Portfolio, is a Maryland corporation with its principal place of business in New York, New York.

      14.     Plaintiff, Solitair Corp., is a Delaware corporation with its principal place of business in Greenwich, Connecticut.

      15.     Plaintiffs in the aggregate hold approximately $300 million in face amount of MAGI Notes.

      16.     Defendant Mirant Corp. (“Mirant”) is a Delaware corporation with its principal place of business in Atlanta, Georgia. Mirant, directly on its own, and indirectly through its subsidiaries, dominates and controls MAGI.

      17.     Defendant Mirant Americas, Inc. (“Mirant Americas”) is a Delaware corporation with its principal place of business in Atlanta, Georgia. Mirant Americas is a wholly-owned subsidiary of Mirant. It is the sole member in MAGI’s limited liability company, and as such, holds MAGI’s equity for the benefit of Mirant.

      18.     Defendant Mirant Americas Generation, LLC (“MAGI”) is a Delaware limited liability company with its principal place of business in Atlanta, Georgia. MAGI is the issuer of the MAGI Notes.

      19.     Defendants Fuller, Wagner and Pershing comprise the current Board of Managers of MAGI. Defendant Fuller is also a member of Mirant’s Board of Directors.

      20.     At times relevant to hereto, each of defendants Hill, Harrison, Morsches, Holden and Adams were members of MAGI Board of Managers and senior officers of Mirant (collectively, the “MAGI Managers”).

      21.     At times relevant hereto, defendants Lesar, Robinson, Dahlberg, Eizenstat, MacCullough, Correll, Ghosn, Hjerpe and McDonald were members of Mirant’s board of directors (collectively, the “Mirant Directors”).

FACTS

A.     The MAGI Corporate Debt Structure

      22.     MAGI is a Delaware limited liability company and an independent power producer that owns and controls approximately 12,000 megawatts of electric generation capacity in the United States. MAGI owns over twenty-five subsidiary companies, which together operate twenty-two power generation plants serving customers near major metropolitan areas in New York, Maryland, Virginia, California, Massachusetts and Texas. MAGI is a holding company, which earns income and is funded by the dividends from its power-generating subsidiaries.

      23.     The MAGI Notes were issued pursuant to the MAGI Indenture and a series of supplements thereto. Under the terms of the MAGI Indenture, MAGI agreed to pay principal and interest to holders of the MAGI Notes.

      24.     Mirant, through its wholly-owned subsidiary Mirant Americas, is the indirect parent to MAGI. Mirant is an international energy company that produces and sells electricity in the United States, the Philippines and the Caribbean. Mirant is also a substantial energy and commodity trader, both for hedging its operations and for proprietary trading. According to public filings, Mirant currently has outstanding recourse debt of approximately $4.4 billion.

      25.     Plaintiffs are entitled to have their debts satisfied in full from the value of MAGI and its subsidiaries before any value is transferred to satisfy the claims of Mirant creditors. Defendants’ proposed exchange offers, detailed below, would reverse the structural subordination of Mirant creditors, and put them in priority over MAGI creditors.

B.     Mirant Is In Extremis

      26.     Commencing in late 2001 and continuing through 2002 up to the present, Mirant experienced a dramatic decline in its financial condition and performance caused by a combination of factors, including, the development and construction of thousands of megawatts of new power generation capacity that has resulted in significant excess supply positions throughout the United States, the bankruptcy of several significant energy sector companies, a reduction in energy trading and restriction of capital available to energy companies, Mirant reported in its filings with the Securities and Exchange Commission (the “SEC”) restated net income in theamount of $409 million, and restated retained earnings in the amount of $594 million for the fiscal year ending December 31, 2001. For the fiscal year ending December 31, 2002, Mirant reported in its filings with the SEC a net loss in the amount of $2.4 billion and an accumulated deficit in retained earnings in the amount of $1.8 billion.

      27.     The industry and liquidity challenges confronting Mirant have placed it under enormous financial pressure. It has no credit with trading counterparties and is required to post cash collateral for billions of dollars of open commodity positions. It has breached the financial covenants of its bank facility and is currently surviving under a waiver granted to it by its bank lenders that expires on July 14, 2003. Thereafter, absent an extension and upon the expiration of certain grace periods, Mirant will default on approximately $3.6 billion in debt and likely a significant number of trading positions, including those entered into with respect to MAGI’s power generating facilities.

      28.     On April 29, 2003, KPMG, Mirant’s auditors, warned in their opinion included in Mirant’s Form 10-K filed with the SEC that “[t]he Company had a loss from continuing operations of $2.4 billion for the year ended December 31, 2002 and sold significant assets to generate additional liquidity. Furthermore, the Company has $1.8 billion in scheduled debt maturities during 2003 and does not project it will have sufficient liquidity to repay such debt maturities as they become due. Therefore, the Company anticipates that it will be required to refinance significant debt obligations during 2003 in order to maintain continuing operations. All of those conditions raise substantial doubt about the Company’s ability to continue as a going concern.”

      29.     In fact, Mirant has not been a viable entity for over 18 months, and has survived only by financial trickery and manipulation of its wholly-owned subsidiaries in order to maintain the fiction that it is able to pay its debts when due.

C.	Mirant Has Abused Its Control Over MAGI and Its Subsidiary Companies to MAGI’s Detriment

      30.     MAGI has been either insolvent or in the zone of insolvency since at least January 2002. MAGI’s revenues declined over 50% in fiscal year 2002 compared to 2001, and its earnings before interest, taxes, depreciation and amortization (“EBITDA”) also declined by almost 50% during the same time period. Further, MAGI’s free cash flow declined by almost 85% from 2001 to 2002. The actions of the Defendants have deepened MAGI’s insolvency, and have caused its auditors to question MAGI’s ability to survive as a going concern as well.

      31.     Mirant’s abuse of its control over MAGI is manifest. In its form 10-K for the period ending December 31, 2002 filed with the SEC, MAGI acknowledges “Mirant controls us,” and further states that there can be no assurance that “Mirant would not exercise its power to control us in a manner that would benefit Mirant to the detriment of [MAGI creditors].” As set forth herein, Mirant has abused this control by dominating MAGI’s sole member and its managers, in complete disregard of MAGI as a separate company, and the reliance placed thereon by MAGI’s creditors. Mirant and the Mirant Directors have viewed and used MAGI and its subsidiaries as if they were Mirant’s own cash piggy bank in contravention of their fiduciary duties to the Plaintiffs.

      32.     An initial step in Defendants’ scheme to totally dominate and control MAGI was to convert MAGI’s form from a Delaware corporation to a Delaware limited liability company. At the time of the issuance of the MAGI Notes, MAGI was a corporation formed under Delaware law. Effective November 1, 2001, MAGI converted from a Delaware corporation into a limited liability company, with defendant Mirant Americas as its sole member. MAGI is controlled by a Board of Managers, and its corporate governance is controlled by a limited liability company agreement between MAGI and Mirant Americas. At all times relevant hereto, each of the members of MAGI’s Board of Managers also were or are either executives at Mirant, or members of the Board of Directors of Mirant.

      33.     MAGI’s change in corporate governance, purportedly done for tax reasons, was intended to provide MAGI’s Board of Managers with greater protection from liability with respect to the transactions MAGI was about to undertake, and to remove MAGI from the oversight of a MAGI Board of Directors.

      34.     At all times since the conversion, MAGI has not had any independent corporate governance and oversight, but has been controlled directly and indirectly by Mirant. MAGI’s current Board of Managers has only three members, Defendants Fuller, Wagner and Pershing. MAGI has no independent oversight or management protecting its interests exclusively, nor does it have financial advisors or counsel that are independent from Mirant. All of MAGI’s Managers have conflicting roles in Mirant. Defendant Fuller is also President, Chief Executive Officer and a director of Mirant. Defendant Pershing is also an executive of Mirant, Mirant Americas and Mirant Mid-Atlantic, LLC. Defendant Wagner is also executive vice president and Chief Financial Officer of Mirant.

      35.     With its control in place, Mirant began to utilize its wholly-owned and dominated subsidiary Mirant Americas to undertake a systematic campaign of looting all available cash from MAGI, in complete contravention of Mirant and Mirant Americas’ duties as sole managing member and dominant equity holder. At the direction of Mirant and Mirant’s board, MAGI made “dividend” payments to Mirant in the amount of $134 million during the first quarter of 2002, $453 million during the second quarter, and an additional $209 million in the third quarter of 2002. In total, MAGI transferred nearly $1 billion of its cash to the benefit of Mirant since January 2002. MAGI received nothing of value in exchange for these transfers.

      36.     The amount of payments in 2002 dwarfed MAGI’s dividends in prior years, and were made at a time when MAGI’s own revenues and free cash flow were dramatically declining. MAGI’s dividends for the entire fiscal year 2001 totaled only $221 million, and in year 2000 totaled only $181 million. Upon information and belief, MAGI continues to pay substantial dividends to its parent companies during 2003.

      37.     The extraordinary cash payments to Mirant were plainly contrary to the best interests of MAGI. MAGI’s free cash flow dropped over 85% from 2001 compared to 2002, while the amount of dividends paid by MAGI increased over 350% in the same period. MAGI’s cash flow after debt service decreased from $64 million in fiscal 2000 to negative $133 million in fiscal year 2002. With its cash being diverted to prop up Mirant, MAGI’s own cash balances declined from $212 million at December 31, 2002, to only $70 million as of April 25, 2003.

      38.     The effect of these large transfers of cash was to leave MAGI with capital in an amount that is not reasonable to conduct its business or to enable it to pay its obligations as they come due. As a consequence, MAGI is insolvent or, at minimum, in the zone of insolvency. The payment of these purported dividends to Mirant only exacerbated MAGI’s existing financial distress.

      39.     A substantial portion of dividends to Mirant were paid by manipulating and inflating the revenue earned by MAGI’s wholly-owned subsidiary, Mirant Mid-Atlantic LLC (“Mirant Mid-Atlantic”). Mirant Mid-Atlantic’s financing agreements prohibit the payment of dividends by Mirant Mid-Atlantic unless the company is in compliance with a fixed charge coverage ratio. During 2002, Mirant Mid-Atlantic did not generate sufficient funds to comply with this ratio and, accordingly, was required to retain its cash. In an effort to circumvent this restriction, Mirant, through its subsidiaries, made additional “revenue” payments to Mirant Mid-Atlantic to inflate its revenue. The effect of this scheme was to artificially and fraudulently create the appearance that Mirant Mid-Atlantic was in compliance with its dividend restrictions. Mirant and the Mirant

Directors developed this scheme, in order to transfer as much cash as was available from Mirant Mid-Atlantic, with no regard to the effects upon Mirant Mid-Atlantic’s business or MAGI’s interest in Mirant Mid-Atlantic.

      40.     The scheme was effective. Prior to implementation of the plan, Mirant Mid-Atlantic paid $46 million in dividends to Mirant during the first nine months of 2001. After the scheme was put in place in August 2001, it paid $95 million to the benefit of Mirant in the fourth quarter of 2001. As Mirant’s liquidity continued to deteriorate, the scheme accelerated and Mirant Mid-Atlantic paid $312 million in dividends to the benefit of Mirant in 2002. Upon information and belief, Mirant discontinued the practice only when its auditors refused to certify their report on Mirant’s 2002 financial statements.

      41.     Defendant’s looting of MAGI, including the manipulation of Mirant Mid-Atlantic, has jeopardized MAGI’s economic viability. In their opinion on MAGI’s financial statement for the period ending December 31, 2002 filed with the SEC, KPMG warned that there is “substantial doubt about [MAGI’s] ability to continue as a going concern.”

D.     The Looting of MAGI Continues

      42.     Despite the transfer and conversion of over $1 billion dollars of MAGI assets in the last 18 months, Mirant still is not a viable entity. On June 2, 2003, Mirant released an Offering Circular and Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization (the “Mirant Exchange Offer”).

      43.     Through the Mirant Exchange Offer, Mirant proposes to exchange approximately $1.3 billion of its outstanding senior and convertible bond debt for new notes (the “New Mirant Notes”) that will be secured on a first-priority basis by a lien on substantially all of the tangible and intangible assets of MAGI and its subsidiaries, as well as the assets of other Mirant direct and indirect subsidiaries. As part of the Mirant Exchange Offer, Mirant also is asking holders of the old Mirant notes to vote on approving a “fast-track” pre-packaged bankruptcy plan of reorganization. Mirant has stated that this bankruptcy plan would be pursued in the event that an insufficient number of Mirant creditors agree with its out-of-court restructuring proposals, including the Mirant Exchange Offer.

      44.     Incredibly, Mirant and the other Defendants are undertaking these coercive and illegal actions even though there can be no issue that the proposed transfers will occur while MAGI is clearly insolvent. Concurrent with the Mirant Exchange Offer, Defendants have required MAGI to make its own exchange offer to acquire all of its $500 million in currently outstanding 7.625% Senior Notes due 2006 in exchange for new 7.5% Senior Secured Notes due 2008 (the “New MAGI Notes”) to be issued by MAGI (the “MAGI Exchange Offer”). The New MAGI Notes are to be secured by first priority liens on substantially all of the tangible and intangible assets of MAGI’s subsidiaries, along with the New Mirant Notes. The MAGI Exchange Offer specifically provides that it is subject to the consummation of the Mirant Exchange Offer (together, the “Exchange Offers”). Defendants are coercing holders of the existing Mirant and MAGI Notes to exchange their debt by June 27, 2003, or face the prospect of remaining unsecured while similarly situated noteholders collateralize their debt.

      45.     The Exchange Offers are part of Mirant’s overall restructuring plan that contemplates the negotiation of new Mirant bank credit facilities with the company’s existing lenders, which also will be secured by first-priority liens on the assets of certain direct and indirect subsidiaries of Mirant, including the assets of MAGI’s subsidiaries. Thus, if left unrestrained, Mirant creditors holding obligations of over $4.5 billion will receive a first priority lien on the assets of MAGI’s subsidiaries, thereby decimating the value of MAGI’s equity interests in those subsidiaries and stripping the value out of MAGI. As a result, MAGI creditors holding direct obligations of MAGI in the amount of at least $2 billion will remain unsecured creditors of MAGI.

      46.     The Exchange Offers are an illegal “asset-grab” by Mirant, in violation of federal securities laws and the Defendants’ fiduciary duties. Mirant has exercised its control over MAGI in order to proceed with the Exchange Offers so that Mirant can gain all of the benefits thereof while MAGI receives nothing in return. Mirant creditors are not creditors of MAGI, and have no right or entitlement to have their obligations owed by

Mirant satisfied from MAGI’s assets while MAGI is insolvent. Nevertheless, Mirant’s proposed restructuring scheme essentially will subordinate MAGI creditors, who presently have a senior position, to newly secured Mirant creditors, in complete contravention of the legitimate expectations of the MAGI Noteholders.

      47.     This subordination of MAGI creditors will shift the risk of Mirant’s default on its obligations from Mirant’s creditors to MAGI’s creditors. At present, upon a default by Mirant with respect to any of its many debt obligations, Mirant creditors are entitled to a recovery solely from the value of Mirant and the equity value of MAGI, if any, after its creditors claims are satisfied. On the other hand, under the existing capital structure, MAGI creditors have the sole right to be paid from the assets of MAGI before any such value is paid to Mirant or Mirant’s creditors. If Defendants are allowed to proceed with the Mirant and MAGI Exchange Offers, Mirant creditors will jump ahead of MAGI’s unsecured creditors holding debt obligations in the amount of $2 billion.

      48.     The liens contemplated in the Mirant Exchange Offer will add billions of dollars of secured debt upon MAGI’s assets, and thus, by any reasonable measure, the value of MAGI’s liabilities will far exceed the value of its assets. The Mirant Exchange Offer’s lien scheme provides no benefit whatsoever to MAGI and its creditors, and could only have been authorized by a Board of Managers acting in complete disregard of the interests of its creditors.

      49.     The MAGI Managers, as corporate fiduciaries, owe the duties of care, loyalty and candor to the Plaintiffs because MAGI is insolvent. The MAGI Managers, however, have failed to obtain any solvency or fairness opinion with respect to these purported restructuring transactions from any independent party. Indeed, MAGI and Mirant state in their respective Exchange Offers that each company has retained The Blackstone Group L.P. (“Blackstone”) as its financial advisor, but that “Blackstone was not retained to and is not soliciting acceptances of the Exchange Offer or making any recommendation with respect thereto.” Further, Mirant’s Exchange Offer states that “Blackstone was not retained to and has not delivered any opinion relating to the fairness of the Restructuring Transactions nor the solvency of Mirant or any of its subsidiaries.” Defendants’ failure to obtain expert opinions standard and customary in connection with the transactions contemplated by the Exchange Offers is a breach of their fiduciary duty. Upon information and belief, Defendants failed to obtain these opinions because Blackstone was unable to render such opinions in a form that would not have revealed MAGI’s insolvency and the unfairness of the transactions.

      50.     Further, the Exchange Offers are coercive, in that holders of the MAGI Notes due in 2006 either exchange their notes and share the value of MAGI with $4.5 billion of Mirant debt and $300 million of MAGI bank debt, or retain their notes and be completely subordinated to $4.5 billion of Mirant debt and $300 million of MAGI bank debt. Defendants created this Hobson’s choice to force holders of the MAGI Notes due in 2006 to capitulate to the scheme even though it is against their economic self-interest to do so.

      51.     The Exchange Offers also are an illegal sale of unregistered securities and as such, constitute an ultra vires act by MAGI and the MAGI Managers. The Exchange Offers are purportedly made under the exemption from registration provided pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

      52.     However, the Exchange Offers are not within the exception from registration provided by Section 3(a)(9) because Mirant is exchanging its securities for new securities providing liens on MAGI and its subsidiaries’ assets, which requires Defendants to file a registration statement for the security providing all relevant information about MAGI’s subsidiaries, including current financial statements. Defendants are attempting to manipulate the exchange of Mirant debt under the guise of Section 3(a)(9) because MAGI and its subsidiaries have not published any current financial information for fiscal year 2003. Mirant, MAGI and all of their subsidiaries have restated their financials for fiscal year 2002 and this has delayed the provision of any current financial information for 2003. Without this current financial information, MAGI and its subsidiaries cannot file a registration statement. Defendants’ attempts to proceed with the MAGI Exchange Offer are therefore unlawful and ultra vires.

      53.     Mirant’s asset encumbrance scheme will irreparably harm MAGI and the MAGI Noteholders, including Plaintiffs. Mirant’s control over MAGI has enabled it to force MAGI to grant liens on substantially all of MAGI’s unencumbered assets, with no benefit to MAGI or its creditors. Unless the Mirant restructuring scheme is enjoined, Plaintiffs will be subordinated to debt in the amount of $5.3 billion, thereby significantly impairing the value of their investment in MAGI. Plaintiffs’ remedy at law with respect to the Defendants’ actions is inadequate because Mirant and MAGI are insolvent and are not able to satisfy a judgment in amount of the damages suffered by Plaintiffs. Mirant, by its own admission, likely will be the subject of bankruptcy proceedings, which would leave the Plaintiffs with an unsecured claim and an uncertain recovery, if any. Thus, Plaintiffs and other MAGI Noteholders will be irreparably and permanently harmed if Mirant is allowed to proceed with the Exchange Offers.

FIRST CLAIM FOR RELIEF

(Injunctive Relief as against All Defendants)

      54.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 53 as if fully set forth herein.

      55.     Through the Exchange Offers, Mirant’s proposal to grant liens on the assets and value of MAGI and its subsidiaries, together with the looting of MAGI’s cash by Mirant, has and will cause injury to the Plaintiffs for which there is no adequate remedy at law.

      56.     In order to prevent Plaintiffs and other MAGI Noteholders from sustaining additional permanent harm, Defendants should be temporarily, preliminarily and permanently enjoined and restrained from facilitating, authorizing or effectuating the Exchange Offers and the transfer of any value of MAGI to the benefit of Mirant and its creditors, including the transfer of cash and granting of liens on the assets of MAGI and its subsidiaries.

      57.     Plaintiffs do not have an adequate remedy at law.

SECOND CLAIM FOR RELIEF

(Breach of Fiduciary Duty as against the MAGI Managers)

      58.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 57 as if fully set forth herein.

      59.     At all times relevant to this action, the MAGI Managers had a fiduciary duty to the company and its creditors. In their capacity as fiduciaries, these Defendants have the obligation to exercise independent judgment on behalf of the company and its constituents, including Plaintiffs.

      60.     The fiduciary duty owned to the Plaintiffs includes the duty to take any and all appropriate steps to preserve MAGI’s assets for the benefit of its creditors, and the duty to ensure that MAGI receives equivalent value in exchange for all transfers of assets.

      61.     The MAGI Managers breached their fiduciary duties. In violation of their fiduciary duties under Delaware law, the MAGI Managers authorized the systematic transfer of MAGI’s cash to the benefit of Defendant Mirant.

      62.     In further disregard of their fiduciary duty to Plaintiffs, the MAGI Managers have required MAGI and its subsidiaries to proceed with the Exchange Offers, including the granting of first liens on the assets of MAGI and its subsidiaries to secure Mirant indebtedness in exchange for no consideration. As a result, billions of dollars of value of MAGI will be transferred to Mirant and its creditors to the detriment of MAGI’s creditors.

      63.     At all times relevant hereto, MAGI either was within the zone of insolvency or insolvent.

      64.     As a direct and proximate result of Defendants’ breach, the Plaintiffs have been damaged in an amount to be determined at trial, but in excess of $1 billion, plus interest and costs. Accordingly, Plaintiffs are entitled to the entry of a judgment against each of the MAGI Managers, jointly and severally, in an amount in excess of $1 billion, the exact amount to be determined at trial, plus interest and costs.

THIRD CLAIM FOR RELIEF

(Breach of Fiduciary Duty as against Mirant and Mirant Americas)

      65.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 though 64 as if fully set forth herein.

      66.     Mirant Americas is a wholly-owned subsidiary of Mirant and the sole member of MAGI, and as such, holds MAGI’s equity for the benefit of Mirant.

      67.     At all times relevant hereto, MAGI either was within the zone of insolvency or insolvent. Accordingly, Mirant and Mirant Americas owe fiduciary duties to MAGI’s creditors, including Plaintiffs.

      68.     The fiduciary duty owed to the Plaintiffs includes the duty to take any and all appropriate steps to preserve MAGI’s assets for the benefit of its creditors, and the duty to ensure that MAGI receives equivalent value in exchange for all transfers of assets.

      69.     Mirant and Mirant Americas breached their fiduciary duties by authorizing the systemic transfer of MAGI’s cash to the benefit of Defendant Mirant.

      70.     In further disregard of their fiduciary duty to Plaintiffs, Mirant and Mirant Americas have authorized MAGI and its subsidiaries to propose granting first liens of the assets of MAGI and its subsidiaries to secure Mirant indebtedness in exchange for no consideration. As a result, billions of dollars of value of MAGI will be transferred to Mirant and its creditors to the detriment of MAGI’s creditors.

      71.     As a direct and proximate result of Defendants’ breach, the Plaintiffs have been damaged in an amount to be determined at trial, but in excess of $1 billion, plus interest and costs. Accordingly, Plaintiffs are entitled to the entry of a judgment against each of Defendants Mirant and Mirant Americas, jointly and severally, in an amount in excess of $1 billion, the exact amount to be determined at trial, plus interest and costs.

FOURTH CLAIM FOR RELIEF

(Illegal Distributions as against Mirant Americas and Mirant)

      72.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 71 as if fully set forth herein.

      73.     From the commencement of the year 2002 to the date hereof, MAGI has paid to Defendant Mirant Americas at least $1 billion in dividends. The dividend payments made by MAGI to Mirant Americas were solely for the benefit of Mirant, and were subsequently transferred to Mirant by Mirant Americas.

      74.     At the time of each of the dividend payments made by MAGI to Mirant Americas for the benefit of Mirant, the amount of MAGI’s liabilities exceeded the fair value of the company’s assets.

      75.     At the time of each of the dividend payments, Mirant Americas and Mirant had actual knowledge that such payments constituted illegal distributions in violation of Delaware Code Ann. tit. 6 § 18-607 and should not have been authorized.

      76.     MAGI has been damaged in an amount to be determined at trial, but in excess of $1 billion, plus interest and costs. Accordingly, Plaintiffs are entitled to the entry of a judgment against each of Defendants Mirant and Mirant Americas for receipt of illegal distributions in violation of Delaware Code Ann. tit. 6 § 18-607, in an amount in excess of $1 billion, the exact amount to be determined at trial, plus interests and costs.

FIFTH CLAIM FOR RELIEF

(Fraudulent Transfer as against Mirant Americas and Mirant)

      77.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 76 as if fully set forth herein.

      78.     MAGI and its subsidiaries have transferred value, in the form of both transfers of cash and the granting of liens upon assets, in excess of $1 billion for the benefit of Defendants Mirant Americas and Mirant.

      79.     These transfers by MAGI and its subsidiaries to or for the benefit of Mirant and Mirant Americas were made with the actual intent to hinder, delay or defraud present and future creditors.

      80.     The transfers of the value of MAGI and its subsidiaries each constituted a fraudulent transfer.

      81.     Based upon their holdings of MAGI Notes, each of the Plaintiffs is a creditor of MAGI.

      82.     Accordingly, the transfers to or for the benefit of Mirant Americas and Mirant are fraudulent and void. Plaintiffs therefore are entitled to judgment, on behalf of MAGI and all of its creditors, against Mirant Americas and Mirant in an amount in excess of $1 billion, the exact amount to be determined at trial, plus accrued interest and costs.

SIXTH CLAIM FOR RELIEF

(Fraudulent Transfer as against Mirant Americas and Mirant)

      83.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 82 as if fully set forth herein.

      84.     From January 1, 2002 to the date hereof, MAGI transferred at least $1 billion in cash to or for the benefit of Defendants Mirant Americas and Mirant through the payment of alleged distributions in violation of Delaware law. MAGI did not receive reasonably equivalent value in consideration for the transfer of these assets.

      85.     Mirant has used its control over MAGI and its subsidiaries to compel MAGI and its subsidiaries to offer Mirant’s creditors first liens on the assets of MAGI and its subsidiaries without the receipt of reasonably equivalent consideration by MAGI and its subsidiaries. The transfers of MAGI’s and MAGI subsidiaries’ property to Mirant’s creditors were fraudulent and void, and have damaged MAGI in an amount to be determined at trial, but in excess of $1 billion, plus interest and cost.

      86.     These transfers by MAGI and orchestrated by Mirant were made for the purpose of defrauding MAGI’s creditors.

      87.     At the time the transfers of cash and liens, MAGI and its subsidiaries either were insolvent or rendered insolvent as a result thereof.

      88.     Based upon their holdings of MAGI Notes, each of the Plaintiffs is a creditor of MAGI.

      89.     The transfers of property to, or for, the benefit of Mirant and its creditors are fraudulent and void. Plaintiffs therefore are entitled to judgment, on behalf of MAGI and all of its creditors, against Mirant Americas and Mirant in excess of $1 billion, the exact amount to be determined at trial, plus accrued interest and costs.

SEVENTH CLAIM FOR RELIEF

(Fraudulent Transfer as against Mirant Americas and Mirant)

      90.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 though 89 as if fully set forth herein.

      91.     MAGI and its subsidiaries have transferred value in excess of $1 billion for the benefit of Defendants Mirant Americas and Mirant. MAGI did not receive reasonably equivalent value in consideration for the transfer of these assets.

      92.     These transfers were made by MAGI and orchestrated by Mirant for the purpose of defrauding MAGI’s creditors.

      93.     At the time of each of these transfers, MAGI and its subsidiaries intended to, or did, incur debts beyond their ability to pay as they came due.

      94.     Based upon their holdings of MAGI Notes, each of the Plaintiffs is a creditor of MAGI.

      95.     Accordingly, the transfers to or for the benefit of Mirant Americas and Mirant are fraudulent and void. Plaintiffs therefore are entitled to judgment, on behalf of MAGI and all of its creditors, against Mirant Americas and Mirant in excess of $1 billion, the exact amount to be determined at trial, plus accrued interest and costs.

EIGHTH CLAIM FOR RELIEF

(Fraudulent Transfer as against Mirant Americas and Mirant)

      96.     Plaintiff’s repeat and reallege each and every allegation set forth in paragraphs 1 through 85 as if fully set forth herein.

      97.     MAGI and its subsidiaries have transferred value in excess of $1 billion for the benefit of Defendants Mirant Americas and Mirant. MAGI and its subsidiaries did not receive reasonably equivalent value in consideration for the transfer of these assets.

      98.     These transfers were made by MAGI and its subsidiaries and orchestrated by Mirant for the purpose of defrauding MAGI’s creditors.

      99.     At the time each of these transfers to Mirant Americas and Mirant, MAGI and its subsidiaries were engaged in, or were about to engage in, business for which their remaining assets were unreasonably small.

      100.     Based upon their holdings of MAGI Notes, each of the Plaintiffs is a creditor of MAGI.

      101.     Accordingly, the transfers to or for the benefit of Mirant Americas and Mirant are fraudulent and void. Plaintiffs therefore are entitled to judgment, on behalf of MAGI and all of its creditors against Mirant Americas and Mirant, in excess of $1 billion, the exact amount to be determined at trial, plus accrued interest and costs.

NINTH CLAIM FOR RELIEF

(Fraudulent Transfer as against Mirant, Mirant Americas and MAGI)

      102.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 101 as if fully set forth herein.

      103.     MAGI and its subsidiaries have transferred value for the benefit of Defendants Mirant Americas and Mirant in the form of liens upon their assets as part of the Exchange Offers proposed by MAGI and Mirant. MAGI and its subsidiaries did not receive reasonably equivalent value in consideration for the transfer of this value.

      104.     At the time each of these transfers to Mirant Americas and Mirant, MAGI and its subsidiaries were insolvent, or were rendered insolvent as a result thereof.

      105.     Alternatively, at the time each of these transfers was made, MAGI and its subsidiaries were engaged in, or were about to engage in, business for which their remaining assets were unreasonably small, or intended to, or did, incur debts beyond their ability to pay as they came due.

      106.     These transfers were made by MAGI and its subsidiaries and orchestrated by Mirant for the purpose of defrauding MAGI’s creditors, and were made by MAGI and its subsidiaries with the actual intent to hinder, delay or defraud present or future creditors.

      107.     Based upon their holdings of MAGI Notes, each of the Plaintiffs is a creditor of MAGI.

      108.     Accordingly, the liens granted by MAGI and its subsidiaries for the benefit of Mirant Americas and Mirant and as part of the Exchange Offers are fraudulent and void. Plaintiffs therefore are entitled to judgment, on behalf of MAGI and all of its creditors, against Mirant, Mirant Americas and MAGI rescinding the liens granted by MAGI and its subsidiaries as part of the Exchange Offers.

TENTH CLAIM FOR RELIEF

(Conversion as against Mirant and Mirant Americas)

      109.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 108 as if fully set forth herein.

      110.     Beginning at least in January 2002 and continuing through the date hereof, Mirant and Mirant Americas have directed MAGI to pay at least $1 billion in purported distributions to Mirant Americas, MAGI’s sole member and a wholly-owned subsidiary of Mirant.

      111.     Upon information and belief, the distribution payments made by MAGI to Mirant Americas were solely for the benefit of Mirant, and Mirant itself received and collected these funds for its own use.

      112.     At the time of the dividend payments, MAGI was either insolvent or within the zone of insolvency.

      113.     Mirant exercises dominion and control over the cash of MAGI and MAGI’s subsidiaries.

      114.     Mirant is unable to return to MAGI the $1 billion in cash it has converted from MAGI.

      115.     As a result of the above actions, MAGI has sustained damage in excess of $1 billion, plus interest and costs, to the detriment of Plaintiffs and MAGI’s creditors. Accordingly, Plaintiffs, are entitled to entry of a judgment against Mirant and Mirant Americas in excess of $1 billion, the exact amount to be determined at trial, plus interest and costs, for the conversion of MAGI’s property.

ELEVENTH CLAIM FOR RELIEF

(Aiding and Abetting Breach of Fiduciary Duty as against the Mirant Directors)

      116.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 15 as if fully set forth herein.

      117.     The MAGI Managers’ actions in authorizing and permitting the transfers of cash and liens to Mirant and its creditors while MAGI was either insolvent or in the zone of insolvency is a breach of the fiduciary duty owed by the MAGI Managers to MAGI and its creditors.

      118.     Based upon the common control and overlapping executives and directors between MAGI and the recipients of the dividends, at the time of each of the dividend payments made by MAGI, the Mirant Directors had actual knowledge that MAGI was either insolvent or in the zone of insolvency, that the MAGI Managers owed a fiduciary duty to MAGI and its creditors and that the dividends violated applicable law and should not have been authorized.

      119.     The Mirant Directors controlled MAGI and the MAGI Managers, and substantially assisted the MAGI Managers in authorizing and completing the transfers to MAGI’s property.

      120.     The Mirant Directors knowingly participated and substantially assisted the MAGI Managers in entering into and participating in Mirant’s plan to grant Mirant’s creditors first liens on the assets of MAGI and its subsidiaries, which will cause substantial harm to MAGI and its creditors.

      121.     As a direct and proximate result of the substantial assistance the Mirant Directors gave to the MAGI Managers in breaching their fiduciary duty, the Plaintiffs have been damaged in excess of $1 billion, the exact amount to be determined at trial, plus interest and costs. Accordingly, Plaintiffs are entitled to the entry of a judgment against each of the Mirant Directors, jointly and severally, in excess of $1 billion, the exact amount to be determined at trial, plus interest and costs, for aiding and abetting the breaches of fiduciary duties by the MAGI Managers.

TWELFTH CLAIM FOR RELIEF

(Aiding and Abetting Fraudulent Conveyance as against the Mirant Directors)

      122.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 121 as if fully set forth herein.

      123.     MAGI transferred in excess of $1 billion in cash and liens to the benefit of Mirant.

      124.     Based upon the common control and overlapping executives and directors between MAGI and Mirant, the Mirant Directors knowingly participated and substantially assisted in the transfer of the assets of MAGI to Mirant and its creditors without any consideration to MAGI.

      125.     At the time of the transfers, MAGI was either insolvent or in the zone of insolvency.

      126.     The transfers caused by Mirant Directors are fraudulent and void as to the Plaintiffs. Plaintiffs therefore are entitled to judgment against the Mirant Directors, for aiding and abetting the fraudulent transfers, in excess of $1 billion, the exact amount to be determined at trial, plus accrued interest and costs.

THIRTEENTH CLAIM FOR RELIEF

(Aiding and Abetting Conversion as against the Mirant Directors and the MAGI Managers)

      127.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 126 as if fully set forth herein.

      128.     Mirant and Mirant Americas actions in directing MAGI to pay Mirant Americas at least $1 billion in purported distributions constitutes conversion of MAGI’s assets and Plaintiffs’ interest therein.

      129.     Based upon the common control and overlapping executives and directors between MAGI and the recipients of the dividends, at the time of each of the dividend payments made by MAGI, the Mirant Directors and MAGI Managers had actual knowledge of the conversion.

      130.     The Mirant Board of Directors and MAGI Managers knowingly participated in that conversion, as well as provided substantial assistance to Mirant and Mirant Americas in achieving the conversion.

      131.     As a direct and proximate result of the substantial assistance the Mirant Directors and MAGI Managers gave to Mirant and Mirant Americas in achieving the conversion, the Plaintiffs have been damaged. Accordingly, Plaintiffs are entitled to the entry of a judgment against each of the Mirant Directors and MAGI Managers, jointly and severally, in excess of $1 billion, the exact amount to be determined at trial, plus interest and costs, for aiding and abetting the conversion committed by Mirant and Mirant Americas.

FOURTEENTH CLAIM FOR RELIEF

(Restitution as against Mirant and Mirant Americas)

      132.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 131 as if fully set forth herein.

      133.     Defendants Mirant and Mirant Americas have been and continue to be unjustly enriched, to Plaintiffs’ and MAGI creditors’ detriment, based upon the acts of conversion, the knowing receipt of illegal distributions in violation of Delaware Code Ann. tit. 6 § 18-607 and the receipt of fraudulent conveyances by Defendants Mirant and Mirant Americas.

      134.     The receipt of $1 billion in dividends by Defendants Mirant and Mirant Americas through their tortuous acts constitutes the unjust retention of a benefit by Defendants Mirant and Mirant Americas, to the detriment of MAGI, the Plaintiffs and other MAGI creditors.

      135.     Plaintiffs are entitled to restitution from each of Mirant and Mirant Americas in excess of $1 billion, the exact amount to be determined at trial, plus accrued interest and costs, for those amounts converted and received by Mirant and Mirant Americas in violation of Delaware law.

FIFTEENTH CLAIM FOR RELIEF

(Declaratory Judgment)

      136.     Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 though 135 as if fully set forth herein.

      137.     MAGI’s issuance of the MAGI Exchange Offer without complying with the registration requirements of the SEC constitutes a violation of the United States securities regulations, including section 5 of the United States Securities Act of 1933 (15 U.S.C. § 77a et seq.).

      138.     The actions of the MAGI Managers in authorizing MAGI to issue the MAGI Exchange Offer in violation of the United States securities laws constitutes an act that is ultra vires and outside of the MAGI Mangers’ authority.

      139.     Accordingly, the Plaintiffs request that pursuant to 10 Del. C.§341 the MAGI Exchange Offer be declared to be an ultra vires act that is void and unenforceable as it is in violation of federal securities laws and contrary to public policy.

      WHEREFORE, the Plaintiffs demand the following relief:

(a) Judgment against each and every Defendant temporarily, preliminary and permanently restraining and enjoining the Defendants from facilitating, authorizing or effectuating the Exchange Offers and the transfer of any value of MAGI to the benefit of Mirant and its creditors, including the transfer of cash or granting of liens on the assets of MAGI and its subsidiaries.

(b) Judgment against each of the Defendants S. Marce Fuller, Harvey A. Wagner, Richard J. Pershing, Raymond D. Hill, Gary J. Morsches, Randall E. Harrison, J. William Holden III and Edwin H. Adams, jointly and severally, in an amount to be determined at trial but in excess of $1 billion, plus interest and costs, based upon their breach of fiduciary duties owed to the Plaintiffs and MAGI;

(c) Judgment against Mirant and Mirant Americas in an amount to be proven at trial but in excess of $1 billion, plus accrued interest and costs, based upon their breach of fiduciary duties owed to the Plaintiffs and MAGI;

(d) Judgment on behalf of MAGI and against Defendants Mirant and Mirant Americas in an amount to be determined at trial but in excess of $1 billion, plus interest and costs, based upon their receipt of illegal distributions from MAGI in violation of Delaware law;

(e) Judgment against Defendants Mirant and Mirant Americas in an amount to be determined at trial but in excess of $1 billion, plus interest and costs, based upon their receipt of fraudulent transfers from MAGI and its subsidiaries;

(f) Judgment against Defendants Mirant, Mirant Americas and MAGI rescinding any liens granted by MAGI and its subsidiaries through the Exchange Offers as fraudulent transfers;

(g) Judgment against Defendants Mirant and Mirant Americas in an amount to be determined at trial but in excess of $1 billion, plus interest and costs, based upon their conversion of funds belonging to MAGI;

(h) Judgment against Defendants David J. Lesar, Ray M. Robinson, A.W. Dahlberg, Stuart Eizenstat, Robert F. MacCullough, A.D. Correll, William M. Hjerpe and James F. McDonald, jointly and severally, in an amount to be determined at trial but in excess of $1 billion, plus interest and costs, based upon their aiding and abetting breaches of fiduciary duty committed by the board of managers of MAGI;

(i) Judgment against Defendants David J. Lesar, Ray M. Robinson, A.W. Dahlberg, Stuart Eizenstat, Robert F. MacCullough, A.D. Correll, William M. Hjerpe and James F. McDonald, jointly and severally, in an amount to be determined at trial but in excess of $1 billion, plus interest and costs, based upon their aiding and abetting fraudulent transfers of assets by MAGI;

(j) Judgment against Defendants S. Marce Fuller, Harvey A. Wagner, Richard J. Pershing, Raymond D. Hill, Gary J. Morsches, Randall E. Harrison, J. William Holden III, Edwin H. Adams, David J. Lesar, Ray M. Robinson, A.W. Dahlberg, Stuart Eizenstat, Robert F. MacCullough, A.D. Correll, William M. Hjerpe and James F. McDonald, jointly and severally, in an amount to be determined at trial but in excess of $1 billion, plus interest and costs, based upon their aiding and abetting the conversion of MAGI assets by Mirant and Mirant Americas;

(k) Judgment against each of Defendants Mirant and Mirant Americas in an amount to be proven at trial but in excess of $1 billion, plus accrued interest and costs, as restitution for those amounts unjustly retained by Mirant and Mirant Americas; and

(l) Declaratory judgment pursuant to Del. C. § 341 that the MAGI Exchange Offer is an ultra vires act that is void and unenforceable; and

(m) Such other and further relief as this Court may deem just and proper.

Dated: June 10, 2003

By:	/s/ STEPHEN E. HERRMANN

Stephen E. Herrmann Richards, Layton & Finger, PA One Rodney Square 920 N. King Street Wilmington, Delaware 19899

OF COUNSEL:

CADWALADER, WICKERSHAM & TAFT LLP

Bruce R. Zirinsky
Gregory M. Petrick
100 Maiden Lane
New York, New York 10038
Telephone: (212) 504-6000

ANNEX G

Part I — Mirant Bank Lenders

Banc of America Securities LLC

Bank Hapoalim B.M.
The Bank of Nova Scotia
The Bank of Tokyo-Mitsubishi, Ltd., New York Branch
Bank One, NA
Barclays Capital
Bayerische Hypo-und Vereinsbank AG, New York Branch
Bayerische Landesbank Girozentrale, Cayman Islands Branch
CIBC Inc.
Citibank, N.A.
Commerzbank AG, New York and Cayman Islands Branch
Credit Lyonnais New York Branch
Credit Suisse First Boston
Deutsche Bank AG New York and/or Cayman Islands Branch
Dexia Credit Local
Dresdner Keinwort Wasserstein
Deutsche Zentral-Genossenschaftsbank
Export Development Corporation
Fleet National Bank
JPMorgan Chase Bank
KBC Bank, N.V.
Kredit Anstalt Fuer Wiederanfbau
Landesbank Rheinland-Phalz Girozentrale
Lloyds TSB Bank plc
Mizuho Corporate Bank
Norddeutshce Landesbank Girozentrale New York Branch
The Royal Bank of Scotland plc
Société Générale
Sumitomo Mitsui Banking Corporation
SunTrust, N.A.
TD Securities (USA) Inc.
UBS AG, Stamford Branch
Wachovia Securities
Westdeutsche Landesbank Girozentrale, New York Branch

Part II — MAG Bank Lenders

Banc of America Securities LLC

The Bank of Nova Scotia
The Bank of Toyko-Mitsubishi, Ltd., New York Branch
Bank One, NA
Barclays Capital
Bayerische Hypo-und Vereinsbank AG, New York Branch
Bayerische Landesbank Girozentrale, Cayman Islands Branch
Citibank, N.A.
Commerzbank AG, New York and Cayman Islands Branch
Den Danske Bank
Dresdner Keinwort Wasserstein
ING Capital
JPMorgan Chase Bank
KBC Bank, N.V.

G-1

Lehman Commercial Paper Inc.
Mizuho Corporate Bank
The Royal Bank of Scotland plc
San Paolo Bank
Sumitomo Mitsui Banking Corporation
UBS AG, Stamford Branch
Wachovia Securities

Part III — MAEM Bank Lenders

Bayerische Hypo-und Vereinsbank AG, New York Branch

G-2

ANNEX H

Part I

Eligible Assets include stock in and assets of following Persons:

Americas

1.	Mirant’s interest in a 238 MW coal-fired power plant and tomato greenhouse located in Fredricksburg, VA, held by the following entities:

•	Mirant Birchwood, Inc.

•	Birchwood Power Partners, LP

•	Greenhost, Inc.

2.	Mirant’s interest in a 538 MW gas-fired power plant located in Bosque, TX, held by the following entities:

•	Mirant Texas Investments, Inc. (DIHC)

•	Mirant Texas Management, Inc.

•	Mirant Texas, LP

3.	Mirant’s interest in contracts associated with Canadian gas transportation, gas storage, producer services and pool aggregation businesses, including those held by:

•	Mirant Canada Gas Marketing, LTD

4.	Mirant’s interest in a 266 MW gas-fired power plant located in Boardman, OR, held by the following entities:

•	Mirant Oregon, LLC

•	Coyote Springs 2, LLC

5.	Mirant’s interest in a 276 MW gas-fired power plant located in Cambridge, MA, held by the following entities:

•	Mirant New England, Inc.

•	Mirant Kendall, LLC

6.	Mirant’s interest in hydroelectric facilities located in Mongaup River and Grahamsville, NY, held by the following entities:

•	Mirant New York, Inc.

•	Mirant NY-Gen, LLC

7.	Mirant’s interest in a 362 MW facility located at the Potrero power station in San Francisco, CA, held by the following entities:

•	Mirant California, LLC

•	Mirant Potrero, LLC

8.	Mirant’s interest in a 577 MW gas-fired power plant located in Terre Haute, IN, held by the following entities:

•	Mirant Construction Holdings, LLC

•	Mirant Sugar Creek Ventures, Inc.

•	Mirant Sugar Creek Holdings, Inc.

•	Mirant Sugar Creek, LLC

9.	Mirant’s interest in a 77 MW gas-fired power plant located in Wichita Falls, TX, held by the following entities:

•	Mirant Wichita Falls Investments, Inc. (DIHC)

•	Mirant Wichita Falls Management, Inc.

•	Mirant Wichita Falls, LP

10.	Mirant’s interest in 285 MW gas-fired power plant located in Wrightsville, AR, held by the following entities:

•	Mirant Wrightsville Management, Inc.

•	Mirant Wrightsville Investments, Inc.

•	Wrightsville Power Facility, LLC

•	Wrightsville Development Funding, LLC

International

11.	Mirant’s interest in the Grand Bahama Power Company, headquartered on Grand Bahama Island, Bahamas, held by the following entities:

•	Mirant Bahamas Investments Limited

•	Mirant Grand Bahama Limited

•	ICD Utilities Limited

•	Grand Bahama Power Company Limited

12.	Up to 20% of Mirant’s interest in its Philippines power business held by the following entities:

•	MAP Navotas I Limited

•	Navotas II Holdings (BVI)

•	MAP Mobile Power Systems (BVI) Corporation

•	MAP Pagbilao Limited

•	MAP Pangasinan Limited

•	Mirant (Philippines) Project Holdings Corporation

•	Mirant (Philippines) Corporation

•	Mirant Sual Investments Corporation

Other

13.	Unutilized real estate

14.	Unused major equipment including turbines owned by any Restricted Party on the Closing Date

Part II

“Shady Hills Transaction” means the proposed sale of Shady Hills Power Company, L.L.C. (“Shady Hills”) which is 100% owned by a subsidiary of Mirant Americas, Inc., located approximately 30 miles northwest of Tampa, in New Port Richey, Pasco County, Florida and is comprised of three GE 7FA gas/oil-fired turbines operating in simple cycle with a combined gross capacity of 480 MW.

“West Georgia Transaction” means the proposed sale of West Georgia Generating Company, L.L.C. (“West Georgia”) which is 100% owned by a subsidiary of Mirant Americas, Inc., located in Thomaston, Upson County, Georgia and is comprised of four GE 7FA gas/oil-fired turbines operating in simple cycle with a combined demonstrated capacity of 640 MW. The purchaser will assume West Georgia’s project debt of approximately $139,500,000 or will provide proceeds to allow for the full repayment of such debt. In addition to the purchaser assuming or providing proceeds for the repayment of the debt, the purchaser will pay as a purchase price fair market value for West Georgia’s equity.

“Bowline Contra Costa, Mint Farm, and Wyandotte Transactions” means the transfer of a portion of Mirant’s ownership interest in any of the listed plants to a third party in return for the third party completing the development, construction or expansion of the generation plants or the sale of an interest in any of the listed generation plants, the proceeds of which are to be used to complete development, construction or expansion of the plants. These plants include the assets held in the following legal entities:

In the case of Bowline:

•	Mirant Bowline, LLC

In the case of Contra Costa, those assets located at the Contra Costa owned by:

•	Mirant Delta, LLC

In the case of Mint Farm:

•	Mint Farm Generation, LLC

In the case of Wyandotte:

•	Mirant Wyandotte, LLC

“Toledo-Panay Transaction” means the sale of up to 50% of the common stock of Mirant Toledo Holdings Corporation, which is 100% owned by an indirect subsidiary of Mirant Asia-Pacific Ventures, Inc. and is located in the Philippines with a capacity of 112 MW, in exchange for equity interest in other power generation assets in the Philippines.

APPENDIX I

PLAN OF REORGANIZATION

I-1

THE UNITED STATES BANKRUPTCY COURT

FOR THE NORTHERN DISTRICT OF TEXAS
FORT WORTH DIVISION

In re

Mirant Corporation, et al.,

Debtors.

Chapter 11 Case

Case Nos. 03- ( )

Jointly Administered under

Case No. 03- ( )

JOINT CHAPTER 11 PLAN OF REORGANIZATION

FOR MIRANT CORPORATION
AND CERTAIN OF ITS AFFILIATED DEBTORS

WHITE & CASE LLP
Wachovia Financial Center
200 South Biscayne Boulevard
49th Floor
Miami, Florida 33131
(305) 371-2700

TABLE OF CONTENTS

Page

ARTICLE I. DEFINITIONS AND INTERPRETATION		PLAN-1
1.1.	Definitions	PLAN-1
1.2.	Interpretation	PLAN-9
1.3.	Application of Definitions and Rules of Construction Contained in the Bankruptcy Code	PLAN-9
1.4.	Other Terms	PLAN-9
1.5.	Appendices and Plan Documents	PLAN-9
ARTICLE II. CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS		PLAN-10
2.1.	Administrative Claims and Tax Claims	PLAN-10
2.2.	Claims and Equity Interests Classified	PLAN-10
2.3.	Mirant Claims and Equity Interests	PLAN-10
2.4.	MAEM Claims and Equity Interests	PLAN-10
2.5.	MADCI Claims and Equity Interests	PLAN-11
2.6.	Other Debtors Claims and Equity Interests	PLAN-11
ARTICLE III. IDENTIFICATION OF IMPAIRED CLASSES OF CLAIMS AND EQUITY INTERESTS		PLAN-11
3.1.	Unimpaired Classes of Claims and Equity Interests	PLAN-11
3.2.	Impaired Classes of Claims and Equity Interests	PLAN-12
3.3.	Impairment Controversies	PLAN-12
ARTICLE IV. PROVISIONS FOR TREATMENT OF CLAIMS AND EQUITY INTERESTS UNDER THE PLAN		PLAN-12
4.1.	Mirant Claims and Equity Interests	PLAN-12
4.2.	MAEM Claims and Equity Interests	PLAN-13
4.3.	MADCI Claims and Equity Interests	PLAN-14
4.4.	Other Debtors Claims and Equity Interests	PLAN-15
ARTICLE V. PROVISIONS FOR TREATMENT OF UNCLASSIFIED CLAIMS UNDER THE PLAN		PLAN-15
5.1.	Unclassified Claims	PLAN-15
5.2.	Treatment of Administrative Claims	PLAN-15
5.3.	Treatment of Tax Claims	PLAN-15
ARTICLE VI. ACCEPTANCE OR REJECTION OF THE PLAN; EFFECT OF REJECTION BY ONE OR MORE CLASSES OF CLAIMS OR EQUITY INTERESTS		PLAN-17
6.1.	Classes Entitled to Vote	PLAN-17
6.2.	Class Acceptance Requirement	PLAN-17
6.3.	Cramdown	PLAN-17
6.4.	Confirmation of All Cases	PLAN-17
ARTICLE VII. MEANS FOR IMPLEMENTATION OF THE PLAN		PLAN-17
7.1.	Operations between the Confirmation Date and the Effective Date	PLAN-17
7.2.	New Debt Documents	PLAN-17
7.3.	Corporate Action	PLAN-18
7.4.	Termination of Mirant Impaired Notes Obligations	PLAN-18
7.5.	Issuance of the New Mirant 8.25% Senior Secured Notes, New Mirant Warrants and the Closing Fee	PLAN-18
7.6.	Collateral and Intercreditor Arrangements	PLAN-18
7.7.	Continued Corporate Existence of the Debtors	PLAN-19

PLAN-i

Page

7.8.	Re-vesting of Assets	PLAN-19
7.9.	Management	PLAN-19
7.10.	Initial Boards of Directors	PLAN-19
7.11.	Officers	PLAN-19
7.12.	Causes of Action	PLAN-19
7.13.	Appointment of the Disbursing Agent	PLAN-20
7.14.	Sources of Cash for Plan Distributions	PLAN-20
7.15.	Investment of Funds Held by the Disbursing Agent; Tax Reporting by the Disbursing Agent	PLAN-20
7.16	Releases by the Debtors	PLAN-20
7.17	Releases by Holders of Claims and Equity Interests	PLAN-21
ARTICLE VIII. DISTRIBUTION PROVISIONS		PLAN-21
8.1.	Plan Distributions	PLAN-21
8.2.	Timing of Plan Distributions	PLAN-21
8.3.	Address for Delivery of Plan Distributions	PLAN-21
8.4.	Plan Distributions under Twenty-Five Dollars	PLAN-21
8.5.	Time Bar to Cash Payments	PLAN-22
8.6.	Manner of Payment under the Plan	PLAN-22
8.7.	Expenses Incurred on or after the Effective Date and Claims of the Disbursing Agent	PLAN-22
8.8.	Fractional Plan Distributions	PLAN-22
8.9.	Surrender and Cancellation of Instruments	PLAN-22
ARTICLE IX. PROCEDURES FOR RESOLVING AND TREATING CONTESTED CLAIMS		PLAN-23
9.1.	Objection Deadline	PLAN-23
9.2.	Prosecution of Contested Claims	PLAN-23
9.3.	Claims Settlement Guidelines	PLAN-23
9.4.	No Plan Distributions Pending Allowance	PLAN-23
9.5.	Plan Distributions After Allowance	PLAN-23
9.6.	Estimation of Claims	PLAN-23
ARTICLE X. CONDITIONS PRECEDENT TO CONFIRMATION OF THE PLAN AND THE OCCURRENCE OF THE EFFECTIVE DATE		PLAN-24
10.1.	Conditions Precedent to Confirmation	PLAN-24
10.2.	Conditions Precedent to the Occurrence of the Effective Date	PLAN-24
10.3.	Waiver of Conditions	PLAN-24
10.4.	Effect of Non-Occurrence of the Effective Date	PLAN-25
ARTICLE XI. THE DISBURSING AGENT		PLAN-25
11.1.	Powers and Duties	PLAN-25
11.2.	Plan Distributions	PLAN-25
11.3.	Exculpation	PLAN-25
ARTICLE XII. TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES		PLAN-26
12.1.	Assumption of Executory Contracts and Unexpired Leases	PLAN-26
12.2.	Rejection of Executory Contracts and Unexpired Leases	PLAN-26
12.3.	Claims Arising from Rejection or Termination	PLAN-26
ARTICLE XIII. RETENTION OF JURISDICTION		PLAN-27

PLAN-ii

Page

ARTICLE XIV. MISCELLANEOUS PROVISIONS		PLAN-28
14.1.	Payment of Statutory Fees	PLAN-28
14.2.	Satisfaction of Claims	PLAN-28
14.3.	Third Party Agreements; Subordination	PLAN-28
14.4.	Exculpation	PLAN-28
14.5.	Discharge of Liabilities	PLAN-29
14.6.	Notices	PLAN-29
14.7.	Headings	PLAN-29
14.8.	Governing Law	PLAN-29
14.9.	Expedited Determination	PLAN-29
14.10	. Exemption from Transfer Taxes	PLAN-29
14.11	. Retiree Benefits	PLAN-30
14.12	. Notice of Entry of Confirmation Order and Relevant Dates	PLAN-30
14.13	. Interest and Attorneys’ Fees	PLAN-30
14.14	. Modification of the Plan	PLAN-30
14.15	. Revocation of Plan	PLAN-30
14.16	. Setoff Rights	PLAN-31
14.17	. Compliance with Tax Requirements	PLAN-31
14.18	. Recognition of Guaranty Rights	PLAN-31
14.19	. Compliance with All Applicable Laws	PLAN-31
14.20	. Injunctions	PLAN-31
14.21	. Binding Effect	PLAN-32
14.22	. Severability	PLAN-32

PLAN-iii

      Mirant Corporation and certain of its affiliated debtors and debtors in possession in the above-captioned jointly administered chapter 11 cases hereby collectively and jointly propose the following joint chapter 11 plan of reorganization:

ARTICLE I.

DEFINITIONS AND INTERPRETATION

1.1.	Definitions.

      The capitalized terms used herein shall have the respective meanings set forth below:

(a) “2.5% Convertible Senior Debenture Claim” means a Claim arising under, or as a consequence of owning, the 2.5% Convertible Senior Debentures.

(b) “2.5% Convertible Senior Debentures” means those certain 2.5% convertible senior debentures due 2021, issued by Mirant in the aggregate principal amount of $750,000,000 pursuant to the Indenture dated May 31, 2001, between Mirant and Bankers Trust Company, as trustee, as such indenture has been or may be amended or supplemented from time to time.

(c) “7.4% Senior Note Claim” means a Claim arising under, or as a consequence of owning, the 7.4% Senior Notes.

(d) “7.4% Senior Notes” means those certain 7.4% senior notes due 2004, issued by Mirant in the aggregate principal amount of $200,000,000 pursuant to the Mirant Fiscal Agency Agreement.

(e) “Administrative Claim” means a Claim incurred by a Debtor (or its Estate) on or after the Petition Date and before the Effective Date for a cost or expense of administration in the Chapter 11 Cases entitled to priority under sections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, Fee Claims and DIP Claims.

(f) “Affiliate” means, with respect to any Person, all Persons that would fall within the definition assigned to such term in section 101(2) of the Bankruptcy Code, if such Person was a debtor in a case under the Bankruptcy Code.

(g) “Allowed,” when used

(i) with respect to any Claim, except for a Claim that is an Administrative Claim or a Letter of Credit Claim, means such Claim to the extent it is not a Contested Claim as of the Effective Date;

(ii) with respect to an Administrative Claim, means an Administrative Claim that has become fixed in amount pursuant to the procedures set forth in Section 5.2 of this Plan;

(iii) with respect to a Letter of Credit Claim, means a Letter of Credit Claim when the reimbursement obligation to the holder of the Letter of Credit Claim has become noncontingent and fixed as a result of a draw on the underlying letter of credit by the counterparty thereto; and

(iv) with respect to Equity Interests, means the Equity Interests in any Debtor as reflected in the stock transfer register of such Debtor as of the Effective Date.

(h) “Assets” means, with respect to any Debtor, all of such Debtors’ right, title and interest of any nature in property of any kind, wherever located, as specified in section 541 of the Bankruptcy Code.

(i) “Avoidance Actions” means all Causes of Action of the Estates that arise under the Bankruptcy Code, including, but not limited to, all preference, fraudulent transfer, and other Causes of Action arising under chapter 5 of the Bankruptcy Code.

(j) “Bankruptcy Code” means the Bankruptcy Reform Act of 1978, as codified at title 11 of the United States Code and as amended from time to time as applicable to the Chapter 11 Cases.

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(k) “Bankruptcy Court” means the United States Bankruptcy Court for the Northern District of Texas, or such other court having jurisdiction over the Chapter 11 Cases.

(l) “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, as prescribed by the United States Supreme Court pursuant to section 2075 of title 28 of the United States Code and as applicable to the Chapter 11 Cases.

(m) “Bar Date Notice” means the Notice of Bar Dates for Filing Proofs of Claim Against the Debtors, as approved by Order of the Bankruptcy Court.

(n) “Business Day” means any day on which commercial banks are open for business in New York, New York.

(o) “Cash” means legal tender of the United States of America or readily marketable direct obligations of, or obligations guaranteed by, the United States of America.

(p) “Causes of Action” means all claims, rights, actions, causes of action, liabilities, obligations, suits, debts, remedies, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages or judgments, whether known or unknown and whether asserted or unasserted.

(q) “Chapter 11 Cases” means the cases under chapter 11 of the Bankruptcy Code pending before the Bankruptcy Court with respect to each of the Debtors.

(r) “Citibank “C” Facility” means that certain credit facility, dated April 1, 1999, in the aggregate principal amount of $450,000,000, between Southern Energy, Inc. n/k/a Mirant, as borrower, and Citibank N.A., as initial lender and agent, with a maturity date of April 1, 2004, and all related documents, instruments and agreements as they have been or may be amended or supplemented from time to time.

(s) “Citibank “C” Facility Claim” means a Claim, other than a Letter of Credit Claim, arising under the Citibank “C” Facility.

(t) “Claim” means (i) any right to payment from a Debtor, whether or not such right is known or unknown, reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a right of payment from a Debtor, whether or not such right to an equitable remedy is known or unknown, reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured; or unsecured; or (iii) any right under section 502(h) of the Bankruptcy Code.

(u) “Claims Agent” means the entity designated by order of the Bankruptcy Court to process proofs of claim.

(v) “Closing Fee” means a fee equal to 0.5% of the total amount outstanding, as of the Effective Date, under the Mirant Impaired Notes, payable in Cash.

(w) “Collateral” means the tangible and intangible property, assets and interests of Mirant and certain of its Affiliates that will be pledged to and for the benefit of the Secured Parties to secure payment of the obligations under the Exit Facility, the New Mirant Secured Credit Facility, the New MAG Secured Credit Facility, the New Mirant Indenture, the New MAEM Term Notes, the New MAG Indenture, the New Mirant 8.25% Senior Secured Notes, and the New MAG 8.25% Senior Secured Notes, as such property, assets and interests are identified and as set forth in the Security Documents.

(x) “Collateral Agent” means the Person appointed to act as collateral agent for the Senior Secured Parties and the Junior Secured Parties under the Security Documents.

(y) “Commodity Prepay Facility” means (i) the ISDA Master Agreement dated October 11, 2001, between MAEM and HVB Risk Management Products Inc., and (ii) the ISDA Master Agreement dated October 11, 2001, between MAEM and Scarlett Resource Merchants LLC, and all related

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documents, instruments and agreements, as they have been or may be amended or supplemented from time to time.

(z) “Commodity Prepay Facility Claim” means a Claim arising under the Commodity Prepay Facility.

(aa) “Commodity Prepay Facility Guaranty” means the Guaranties, dated October 11, 2001, in favor of each of HVB Risk Management Products Inc. and Scarlett Resource Merchants LLC, pursuant to which Mirant guaranteed MAEM’s obligations and all related documents, instruments and agreements, as they have been or may be amended or supplemented from time to time.

(bb) “Commodity Prepay Facility Guaranty Claim” means a Claim arising under the Commodity Prepay Facility Guaranty.

(cc) “Confirmation Date” means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order on the docket of the Bankruptcy Court.

(dd) “Confirmation Hearing” means the hearing held by the Bankruptcy Court, as it may be continued from time to time, on confirmation of the Plan.

(ee) “Confirmation Order” means the order of the Bankruptcy Court confirming the Plan.

(ff) “Contested Claim” means a Claim (i) to the extent it is listed in the Schedules as disputed, contingent, or unliquidated, in whole or in part, and as to which no proof of claim has been filed; (ii) that is listed in the Schedules as undisputed, liquidated, and not contingent and as to which a proof of claim has been filed with the Bankruptcy Court, to the extent (A) the proof of claim amount exceeds the amount indicated in the Schedules, or (B) the proof of claim priority differs from the priority set forth in the Schedules, in each case as to which an objection was filed on or before the Objection Deadline, unless and to the extent allowed in amount and/or priority by a Final Order of the Bankruptcy Court; (iii) that is not listed in the Schedules or was listed in the Schedules as disputed, contingent or unliquidated, in whole or in part, but as to which a proof of claim has been filed with the Bankruptcy Court, in each case as to which an objection was filed on or before the Objection Deadline, unless and to the extent allowed in amount and/or priority by a Final Order of the Bankruptcy Court; or (iv) as to which an objection has been filed on or before the Effective Date; provided, that a Claim that is fixed in amount and priority pursuant to the Plan or by Final Order on or before the Effective Date shall not be a Contested Claim and provided further, that a Letter of Credit Claim shall be a Contested Claim until such time as the reimbursement obligations thereunder become noncontingent, whereupon such Letter of Credit Claim shall become an Allowed Mirant Bank Claim.

(gg) “CSFB 364-Day Revolver” means that certain credit facility dated July 17, 2001, in the aggregate principal amount of $1,125,000,000, between Mirant, as borrower, the initial lenders named therein, and Credit Suisse First Boston, as administrative agent, and having a maturity date of July 17, 2003, and all related documents, instruments and agreements, as they have been or may be amended or supplemented from time to time.

(hh) “CSFB 364-Day Revolver Claim” means a Claim arising under the CSFB 364-day Revolver.

(ii) “CSFB 4-Year Revolver” means that certain credit facility, dated July 17, 2001, in the aggregate principal amount of $1,125,000,000, between Mirant, as borrower, the initial lenders named therein, and Credit Suisse First Boston, as administrative agent, and having a maturity date of July 17, 2005, and all related documents, instruments and agreements, as they have been or may be amended or supplemented from time to time.

(jj) “CSFB 4-Year Revolver Claim” means a Claim, other than a Letter of Credit Claim, arising under the CSFB 4-year Revolver.

(kk) “Debtor” means any of Mirant, MAEM, MADCI and the Other Debtors individually.

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(ll) “Debtor in Possession” means any Debtor, in its capacity as a debtor in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

(mm) “DIP Agent” means the agent for the DIP Lenders under the DIP Credit Agreement.

(nn) “DIP Claims” means the Claims of the DIP Lenders under the DIP Credit Agreement and the DIP Order.

(oo) “DIP Credit Agreement” means the credit agreement to be entered into by the Debtors as borrowers, certain of their Affiliates as pledgors, the DIP Agent, and the DIP Lenders, in connection with the commencement of the Chapter 11 Cases, pursuant to which the Debtors shall be permitted to make borrowings prior to the Effective Date, to the extent approved by the DIP Order, together with all documents, instruments and agreements executed or entered into in connection therewith, and any amendments thereto.

(pp) “DIP Lenders” means the lenders under the DIP Credit Agreement.

(qq) “DIP Order” means, collectively, the order(s) of the Bankruptcy Court approving the DIP Credit Agreement, authorizing the Debtors in Possession that are parties thereto to enter into the DIP Credit Agreement, granting certain rights, protections and liens to and for the benefit of the DIP Lenders as set forth in the DIP Order, and authorizing the Debtors to make borrowings under the DIP Credit Agreement.

(rr) “Disallowed,” when used with respect to a Claim, means a Claim, or such portion of a Claim, that has been disallowed by a Final Order.

(ss) “Disbursing Agent” means Mirant, acting on behalf of the Debtors, who shall (i) make the Plan Distributions contemplated under the Plan, the Confirmation Order, or any other relevant Final Order, and (ii) perform any other act or task that is or may be delegated to the Disbursing Agent under the Plan.

(tt) “Distribution Date” means, with respect to any Claim, (i) the Effective Date, if such Claim is then an Allowed Claim, or (ii) a date that is as soon as reasonably practicable after the date such Claim becomes Allowed, if not Allowed on the Effective Date.

(uu) “Effective Date” means a date selected by the Debtors which shall be a Business Day that is no later than thirty (30) Business Days after all of the conditions specified in Section 10.2 have been satisfied or waived (to the extent waivable).

(vv) “Equipment Warehouse Facility” means (i) the Participation Agreement, dated October 22, 2001, among MADCI, as contract agent and lessee, the MC Equipment Revolver Statutory Trust, State Street Bank and Trust Company of Connecticut, National Association, as trustee, the persons named therein as Note Holders and Certificate Holders and Citibank, N.A. as agent, and (ii) the Lease Agreement dated October 22, 2001, among MC Equipment Revolver Statutory Trust, as lessor, and MADCI, as lessee, all such documents having a maturity date of April 22, 2009, and all related documents, instruments and agreements, as they have been or may be amended or supplemented from time to time.

(ww) “Equipment Warehouse Facility Claim” means a Claim arising under the Equipment Warehouse Facility.

(xx) “Equipment Warehouse Facility Guaranty” means the Guaranty in respect of the Equipment Warehouse Facility, dated October 22, 2001, among Mirant and MC Equipment Revolver Statutory Trust, and all related documents, instruments and agreements, as they have been or may be amended or supplemented from time to time.

(yy) “Equipment Warehouse Facility Guaranty Claim” means a Claim arising under the Equipment Warehouse Facility Guaranty.

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(zz) “Equity Interest” means any outstanding ownership interest in any of the Debtors, including without limitation, interests evidenced by common or preferred stock, membership interests and options or other rights to purchase any ownership interest in any of the Debtors.

(aaa) “Estate” means the estate of any Debtor created by section 541 of the Bankruptcy Code upon the commencement of the Chapter 11 Cases.

(bbb) “Exit Facility Agent” means the agent for the Exit Lenders under the Exit Facility Agreement.

(ccc) “Exit Facility” means that certain credit facility to be dated on or about the Effective Date and to be entered into between the Debtors as borrowers, certain of their Affiliates as pledgors, the Exit Facility Agent and the Exit Lenders, in an amount not greater than $800 million, and all related documents, instruments and agreements entered into or executed in connection therewith, the proceeds of which shall be available for use by the Debtors to repay all amounts outstanding as of the Effective Date under the DIP Credit Agreement, to make Plan Distributions and to satisfy general working capital requirements of Mirant and its direct and indirect subsidiaries on and after the Effective Date. The Exit Facility Agreement shall be filed with the Bankruptcy Court as a Plan Document.

(ddd) “Exit Lenders” means the lenders under the Exit Facility Agreement.

(eee) “Fee Application” means an application for allowance and payment of a Fee Claim (including Claims for “substantial contribution” pursuant to section 503(b) of the Bankruptcy Code).

(fff) “Fee Claim” means a Claim of a Professional Person.

(ggg) “Final Order” means (i) an order or judgment of the Bankruptcy Court or any other court or adjudicative body as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending, or (ii) in the event that an appeal, writ of certiorari, reargument, or rehearing thereof has been sought, such order of the Bankruptcy Court or any other court or adjudicative body shall have been affirmed by the highest court to which such order was appealed, or certiorari has been denied, or from which reargument or rehearing was sought, and the time to take any further appeal, petition for certiorari or move for reargument or rehearing shall have expired; provided, that no order shall fail to be a Final Order solely because of the possibility that a motion pursuant to Rule 60 of the Federal Rules of Civil Procedure or Bankruptcy Rule 9024 may be filed with respect to such order.

(hhh) “General Unsecured Claims” means Unsecured Claims other than Mirant Bank Claims, Commodity Prepay Facility Claims, Commodity Prepay Facility Guaranty Claims, Equipment Warehouse Facility Claims, Mirant Impaired Note Claims and Securities Claims.

(iii) “Impaired Note Indentures” means the indentures and agreements pursuant to which the 2.5% Convertible Senior Debentures and 7.4% Senior Notes were issued, to the extent they relate to such notes.

(jjj) “Intercreditor Agreement” means that certain intercreditor agreement to be entered into by, among others, Mirant, and its direct and indirect subsidiaries, the Collateral Agent, the New Indenture Trustees, the New Mirant Agents, the holders of the New MAEM Term Notes, the New MAG Agent and the Exit Facility Agent governing the rights, claims, remedies and priorities of the Secured Parties with respect to the Collateral. The Intercreditor Agreement shall be filed with the Bankruptcy Court as a Plan Document.

(kkk) “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, and any applicable rulings, regulations (including temporary and proposed regulations) promulgated thereunder, judicial decisions, and notices, announcements, and other releases of the United States Treasury Department or the IRS.

(lll) “IRS” means the United States Internal Revenue Service.

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(mmm) “Junior Secured Parties” means the Collateral Agent, the New Indenture Trustees, holders of the New Mirant 8.25% Senior Secured Notes, holders of the New MAG 8.25% Senior Secured Notes, the New Mirant Agents, the holders of the New MAEM Term Notes, and the New Mirant Lenders, each of which shall receive the benefit of junior security interests and liens in and to the Collateral pursuant to the Security Documents and the Intercreditor Agreement.

(nnn) “Letter of Credit Claim” means a Claim for reimbursement arising under a letter of credit issued by a lender under either the CSFB 4-year Revolver or the Citibank “C” Facility that is outstanding and undrawn as of the Petition Date, which Claim shall be contingent until such time as the letter of credit is drawn, if at all, whereupon such Claim shall become non-contingent.

(ooo) “MADCI” means Mirant Americas Development Capital, LLC, a Delaware limited liability company, one of the Debtors and Debtors in Possession.

(ppp) “MAEM” means Mirant Americas Energy Marketing, LP, a Delaware limited partnership, one of the Debtors and Debtors in Possession.

(qqq) “MAG” means Mirant Americas Generation, LLC, a Delaware limited liability company, which was formerly known as Mirant Americas Generation, Inc., a Delaware corporation.

(rrr) “Mirant” means Mirant Corporation, a Delaware corporation, which was formerly known as Southern Energy, Inc., a Delaware corporation, one of the Debtors and Debtors in Possession.

(sss) “Mirant Bank Claims” means the CSFB 364-Day Revolver Claims, the Citibank “C” Facility Claims, the CSFB 4-Year Revolver Claims, Letter of Credit Claims, and the Equipment Warehouse Facility Guaranty Claims.

(ttt) “Mirant Fiscal Agency Agreement” means the Fiscal Agency Agreement dated July 26, 1999, between Southern Energy, Inc. n/k/a Mirant, as issuer, and Bankers Trust Company, as Fiscal Agent, transfer agent, registrar and paying agent, as such agreement has been or may be amended or supplemented from time to time.

(uuu) “Mirant Impaired Notes” means the 2.5% Convertible Senior Debentures and the 7.4% Senior Notes.

(vvv) “Mirant Impaired Note Claims” means the 2.5% Convertible Senior Debenture Claims and the 7.4% Senior Note Claims.

(www) “New Constituent Documents” means the by-laws, certificates of incorporation, partnership agreements, or limited liability company membership agreements, as applicable, for each of the Debtors, as amended and restated as of the Effective Date, among other things, to (i) prohibit the issuance of non-voting equity securities by such Debtor as required by section 1123(a)(6) of the Bankruptcy Code, and (ii) otherwise give effect to the provisions of this Plan. The New Constituent Documents shall be filed with the Bankruptcy Court as Plan Documents.

(xxx) “New Indenture Trustees” means the Person or Persons appointed to act as the indenture trustees under the New Mirant Indenture and the New MAG Indenture.

(yyy) “New MAEM Term Notes” means the new unsecured term notes to be dated as of the Effective Date in the aggregate principal amount of $225 million pursuant to which the Commodity Prepay Facility Claims shall be satisfied under the Plan. The New MAEM Term Note shall be filed with the Bankruptcy Court as a Plan Document.

(zzz) “New MAEM Term Note Guaranty” means the new secured guaranty to be issued by Mirant in respect of the New MAEM Term Notes pursuant to which the Commodity Prepay Facility Guaranty Claim shall be satisfied under the Plan. The New MAEM Term Note Guaranty shall be filed with the Bankruptcy Court as a Plan Document.

(aaaa) “New MAG 8.25% Senior Secured Notes” means those 8.25% senior secured notes due July 15, 2008, to be issued by MAG pursuant to the New MAG Indenture.

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(bbbb) “New MAG Agent” means the Person or Persons appointed to act, as administrative agent under the New MAG Secured Credit Facility.

(cccc) “New MAG Indenture” means that certain indenture to be dated as of the Effective Date and to be entered into between MAG, as issuer, and the relevant New Indenture Trustee, as trustee, pursuant to which MAG will issue the New MAG 8.25% Senior Secured Notes.

(dddd) “New MAG Lender” means each lender under the New MAG Secured Credit Facility.

(eeee) “New MAG Secured Credit Facility” means the new secured credit agreement to be dated on or about the Effective Date in the aggregate principal amount of $300 million.

(ffff) “New Mirant 8.25% Senior Secured Notes” means those 8.25% senior secured notes due July 15, 2008, to be issued by Mirant pursuant to the New Mirant Indenture on or about the Effective Date in exchange for the 2.5% Convertible Senior Debenture Claims and the 7.4% Senior Note Claims.

(gggg) “New Mirant Agents” means the Person or Persons appointed to act as administrative agents with respect to the New Mirant Secured Credit Facility.

(hhhh) “New Mirant Indenture” means that certain indenture to be dated as of the Effective Date and to be entered into between Mirant, as issuer, and the relevant New Indenture Trustee, as trustee, pursuant to which Mirant will issue the New Mirant 8.25% Senior Secured Notes, as contemplated by this Plan. The New Mirant Indenture shall be filed with the Bankruptcy Court as a Plan Document.

(iiii) “New Mirant Lenders” means each lender under the New Mirant Secured Credit Facility.

(jjjj) “New Mirant Secured Credit Facility” means the new secured term loan credit facility to be dated as of the Effective Date in the aggregate principal amount of up to approximately $2.925 billion, pursuant to which the Allowed Mirant Bank Claims and Equipment Warehouse Facility Claims shall be satisfied under the Plan. The New Mirant Secured Credit Facility shall be filed with the Bankruptcy Court as a Plan Document.

(kkkk) “New Mirant Warrant Agreement” means an agreement to be entered into between Mirant, as issuer, the Warrant Agent and the holders from time to time of the New Mirant Warrants, relating to the issuance of, and governing the terms and conditions of, the New Mirant Warrants.

(llll) “New Mirant Warrants” means warrants to be issued by Mirant to the New Mirant Lenders pursuant sub-paragraph (ii) of Section 4.1(c) of the Plan, to the holders of the New Mirant 8.25% Senior Secured Notes pursuant to sub-paragraph (ii) of Section 4.1(d) to holders of the New MAEM Term Notes pursuant to sub-paragraph (ii) of Section 4.2(c) and to the New MAG Lenders and to purchase up to 34,088,334 shares of Mirant’s outstanding common stock upon the Date. The strike price for the New Mirant Warrants (if granted) will be equal to 120% of the average closing price of Mirant common stock as quoted on the NYSE for the thirty (30) consecutive trading days ending six months from the Effective Date. The New Mirant Warrants will be exercisable for a period of seven years beginning six months after the date they are granted; provided, that the New Mirant Warrants will not be exercisable for six months from the date they are granted and unless and until a registration statement relating to the common stock underlying New Mirant Warrants.

(mmmm) “Notice of Confirmation” means the notice of entry of the Confirmation Order to be mailed by the Claims Agent to holders of Claims and Equity Interests.

(nnnn) “Offering Circular and Disclosure Statement” means the Offering Circular and Disclosure Statement of Mirant dated June 27, 2003 and all other materials distributed to the holders of Mirant Bank Claims, Mirant Impaired Note Claims, Commodity Prepay Facility Claims, Commodity Prepay Facility Guaranty Claims and Equipment Warehouse Facility Claims in connection with the solicitation prior to the Petition Date of their votes with respect to the Plan.

(oooo) “Objection Deadline” means the deadline for filing objections to Claims as set forth in Section 9.1.

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(pppp) “Other Debtors” means the Person or Persons listed in Exhibit 1 (as the same may be amended from time to time in accordance with Section 14.14 of this Plan), each such Person being one of the Debtors and Debtors in Possession.

(qqqq) “Person” means an individual, corporation, partnership, limited liability company, joint venture, trust, estate, unincorporated association, unincorporated organization, governmental entity, or political subdivision thereof, or any other entity.

(rrrr) “Petition Date” means the date on which the Chapter 11 Cases were commenced.

(ssss) “Plan” means this chapter 11 plan, either in its present form or as it may be amended, supplemented, or otherwise modified from time to time, and the exhibits and schedules hereto, as the same may be in effect at the time such reference becomes operative.

(tttt) “Plan Distribution” means the payment or distribution under the Plan of Cash, Assets, or instruments evidencing an obligation of any Debtor, as applicable, to the holder of an Allowed Claim.

(uuuu) “Plan Documents” means the documents that aid in effectuating the Plan as specifically identified as such herein and filed with the Bankruptcy Court as specified in Section 1.5.

(vvvv) “Post-Confirmation Interest” means simple interest at the rate of 3.0% per annum or such other rate as the Bankruptcy Court may determine at the Confirmation Hearing as appropriate, such interest to accrue from the Distribution Date to the date of actual payment with respect to such Claim.

(wwww) “Priority Claim” means any Claim to the extent such Claim is entitled to priority in right of payment under section 507(a) of the Bankruptcy Code, other than Secured Claims, Administrative Claims, and Tax Claims.

(xxxx) “Professional Person” means a Person retained or to be compensated for services rendered or costs incurred on or after the Petition Date and on or prior to the Effective Date pursuant to sections 327, 328, 329, 330, 503(b), or 1103 of the Bankruptcy Code in these Chapter 11 Cases.

(yyyy) “Schedules” means the schedules of assets and liabilities and the statements of financial affairs filed by the Debtors with the Bankruptcy Court, as required by section 521 of the Bankruptcy Code and in conformity with the Official Bankruptcy Forms of the Bankruptcy Rules, as such schedules and statements may be amended or supplemented by the Debtors in Possession from time to time in accordance with Bankruptcy Rule 1009.

(zzzz) “Secured Claim” means (i) a Claim (other than the DIP Claims) secured by a lien on any Assets, which lien is valid, perfected, and enforceable under applicable law and is not subject to avoidance under the Bankruptcy Code or applicable non-bankruptcy law, and which is duly established in the Chapter 11 Cases, but only to the extent of the value of the holder’s interest in the collateral that secures payment of the Claim; (ii) a Claim against the Debtors that is subject to a valid right of recoupment or setoff under section 553 of the Bankruptcy Code, but only to the extent of the Allowed amount subject to recoupment or setoff as provided in section 506(a) of the Bankruptcy Code; and (iii) a Claim allowed under the Plan as a Secured Claim.

(aaaaa) “Secured Parties” means the Senior Secured Parties and the Junior Secured Parties.

(bbbbb) “Securities Litigation” means that certain litigation commenced against Mirant in the United States District Court for the Northern District of Georgia and the United States District Court for the Northern District of California, alleging, among other things, violation by Mirant of sections 10(b) and 20(a) of the Securities Act of 1934 and seeking unspecified damages including compensatory damages.

(ccccc) “Securities Claim” means a Claim arising, on or prior to the Petition Date, (i) under the Securities Litigation or (ii) from the rescission of a purchase or sale of a security of Mirant, for damages arising from the purchase or sale of such security or for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such a claim.

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(ddddd) “Security Documents” means those stock pledge agreements, security agreements, mortgages and similar documents granting the Collateral Agent, liens and security interests in and to the Collateral for the benefit of the Secured Parties. The Security Documents shall be filed with the Bankruptcy Court as Plan Documents.

(eeeee) “Senior Secured Parties” means the New MAG Agent, the New MAG Lenders, the Exit Facility Agent and the Exit Lenders, each of which shall receive the benefit of senior security interests and liens in and to the Collateral pursuant to the Security Documents and the Intercreditor Agreement.

(fffff) “Subordinated Claim” means a Claim against any Debtor that is subject to being subordinated pursuant to section 510 of the Bankruptcy Code other than a Securities Claim.

(ggggg) “Tax Claim” means a Claim against any of the Debtors that is of a kind specified in section 507(a)(8) of the Bankruptcy Code.

(hhhhh) “Unsecured Claim” means any Claim against a Debtor other than an Administrative Claim, a Priority Claim, a Tax Claim, or a Secured Claim.

(iiiii) “Warrant Agent” means the Person or Persons appointed to act as the warrant agent under the New Mirant Warrant Agreement.

1.2.	Interpretation.

      Unless otherwise specified, all section, article, and exhibit references in the Plan are to the respective section in, article of, or exhibit to, the Plan, as the same may be amended, waived, or modified from time to time. Words denoting the singular number shall include the plural number and vice versa, and words denoting one gender shall include the other gender. The Offering Circular and Disclosure Statement may be referred to for purposes of interpretation to the extent any term or provision of the Plan is determined by the Bankruptcy Court to be ambiguous.

1.3.	Application of Definitions and Rules of Construction Contained in the Bankruptcy Code.

      Words and terms defined in section 101 of the Bankruptcy Code shall have the same meanings when used in the Plan, unless a different definition is given in the Plan. The rules of construction contained in section 102 of the Bankruptcy Code shall apply to the construction of the Plan.

1.4.	Other Terms.

      The words “herein,” “hereof,” “hereto,” “hereunder,” and others of similar import refer to the Plan as a whole and not to any particular section, subsection, or clause contained in the Plan. A term used herein that is not defined herein shall have the meaning ascribed to that term, if any, in the Bankruptcy Code.

1.5.	Appendices and Plan Documents.

      All appendices to the Plan and the Plan Documents are incorporated into the Plan by this reference and are a part of the Plan as if set forth in full herein. All Plan Documents shall be filed with the Clerk of the Bankruptcy Court not less than ten (10) days prior to the commencement of the Confirmation Hearing. Holders of Claims and Equity Interests may obtain a copy of the Plan Documents, once filed, by a written request sent to the following address:

White & Case LLP

Wachovia Financial Center, Suite 4900
200 South Biscayne Boulevard
Miami, Florida 33131
Attention: Mark B. Fuhr
Telephone: (305) 371-2700
Facsimile: (305) 358-5744

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ARTICLE II.

CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

2.1.	Administrative Claims and Tax Claims.

      As provided by section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Tax Claims shall not be classified under the Plan, and shall instead be treated separately as unclassified Claims on the terms set forth in Article V of this Plan.

2.2.	Claims and Equity Interests Classified.

      For the purposes of organization, voting and all confirmation matters, except as otherwise provided herein, all Claims (except as provided in Section 2.1) and all Equity Interests shall be classified as set forth in this Article II of the Plan.

2.3.	Mirant Claims and Equity Interests. The classes of Claims against and Equity Interests in Mirant shall be treated under the Plan as follows:

(a) Mirant Class 1 — Priority Claims

Mirant Class 1 shall consist of all Priority Claims against Mirant.

(b) Mirant Class 2 — Secured Claims

Mirant Class 2 shall consist of all Secured Claims against Mirant.

(c) Mirant Class 3 — Mirant Bank Claims

Mirant Class 3 shall consist of all Mirant Bank Claims against Mirant.

(d) Mirant Class 4 — Mirant Impaired Note Claims

Mirant Class 4 shall consist of all Mirant Impaired Note Claims against Mirant.

(e) Mirant Class 5 — Commodity Prepay Facility Guaranty Claims

Mirant Class 5 shall consist of all Commodity Prepay Facility Guaranty Claims against Mirant.

(f) Mirant Class 6 — General Unsecured Claims

Mirant Class 6 shall consist of all General Unsecured Claims against Mirant.

(g) Mirant Class 7 — Securities Claims

Mirant Class 7 shall consist of all Securities Claims against Mirant.

(h) Mirant Class 8 — Equity Interests

Mirant Class 8 shall consist of all Equity Interests in Mirant.

2.4.     MAEM Claims and Equity Interests. The classes of Claims against and Equity Interests in MAEM shall be treated under the Plan as follows:

(a) MAEM Class 1 — Priority Claims

MAEM Class 1 shall consist of all Priority Claims against MAEM.

(b) MAEM Class 2 — Secured Claims

MAEM Class 2 shall consist of all Secured Claims against MAEM.

(c) MAEM Class 3 — Commodity Prepay Facility Claims

MAEM Class 3 shall consist of all Commodity Prepay Facility Claims against MAEM.

(d) MAEM Class 4 — General Unsecured Claims

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MAEM Class 4 shall consist of all General Unsecured Claims against MAEM.

(e) MAEM Class 5 — Equity Interests

MAEM Class 5 shall consist of all Equity Interests in MAEM.

2.5.     MADCI Claims and Equity Interests. The classes of Claims against and Equity Interests in MADCI shall be treated under the Plan as follows:

(a) MADCI Class 1 — Priority Claims

MADCI Class 1 shall consist of all Priority Claims against MADCI.

(b) MADCI Class 2 — Secured Claims

MADCI Class 2 shall consist of all Secured Claims against MADCI.

(c) MADCI Class 3 — Equipment Warehouse Facility Claims

MADCI Class 3 shall consist of all Equipment Warehouse Facility Claims against MADCI.

(d) MADCI Class 4 — General Unsecured Claims

MADCI Class 4 shall consist of all General Unsecured Claims against MADCI.

(e) MADCI Class 5 — Equity Interests

MADCI Class 5 shall consist of all Equity Interests in MADCI.

2.6.     Other Debtors Claims and Equity Interests. The classes of Claims against and Equity Interests in the Other Debtors shall be treated under the Plan as follows:

(a) Other Debtors Class 1 — Priority Claims

Other Debtors Class 1 shall consist of all Priority Claims against the Other Debtors.

(b) Other Debtors Class 2 — Secured Claims

Other Debtors Class 2 shall consist of all Secured Claims against the Other Debtors.

(c) Other Debtors Class 3 — Unsecured Claims

Other Debtors Class 3 shall consist of all Unsecured Claims against the Other Debtors.

(d) Other Debtors Class 4 — Equity Interests

Other Debtors Class 4 shall consist of all Equity Interests in the Other Debtors.

ARTICLE III.

IDENTIFICATION OF IMPAIRED CLASSES OF CLAIMS AND EQUITY INTERESTS

3.1.     Unimpaired Classes of Claims and Equity Interests.

      Mirant Class 1 — Priority Claims, Mirant Class 2 — Secured Claims, Mirant Class 6 — General Unsecured Claims, Mirant Class 7 — Securities Claims, Mirant Class 8 — Equity Interests, MAEM Class 1 — Priority Claims, MAEM Class 2 — Secured Claims, MAEM Class 4 — General Unsecured Claims, MAEM Class 5 — Equity Interests, MADCI Class 1 — Priority Claims, MADCI Class 2 — Secured Claims, MADCI Class 4 — General Unsecured Claims, MADCI Class 5 — Equity Interests, Other Debtors Class 1 — Priority Claims, Other Debtors Class 2 — Secured Claims, Other Debtors Class 3 — Unsecured Claims and Other Debtors Class 4 — Equity Interests are not impaired under the Plan.

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3.2.     Impaired Classes of Claims and Equity Interests.

      Mirant Class 3 — Mirant Bank Claims, Mirant Class 4 — Mirant Impaired Note Claims, Mirant Class 5 — Commodity Prepay Facility Guaranty Claims, MAEM Class 3 — Commodity Prepay Facility Claims, and MADCI Class 3 — Equipment Warehouse Facility Claims are impaired under the Plan.

3.3.     Impairment Controversies.

      If a controversy arises as to whether any Claim or Equity Interest, or any class of Claims or Equity Interests, is impaired under the Plan, the Bankruptcy Court shall, after notice and a hearing, determine such controversy.

ARTICLE IV.

PROVISIONS FOR TREATMENT OF CLAIMS AND EQUITY INTERESTS UNDER THE PLAN

4.1.     Mirant Claims and Equity Interests. The classes of Claims against and Equity Interests in Mirant shall be treated under the Plan as follows:

(a) Mirant Class 1 — Priority Claims

Each holder of an Allowed Priority Claim against Mirant shall be unimpaired under the Plan, and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim shall be fully reinstated and retained, except as provided in section 1124(2)(A)-(C) of the Bankruptcy Code, and such Allowed Priority Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) shall be paid in full in accordance with such reinstated rights.

(b) Mirant Class 2 — Secured Claims

Each holder of an Allowed Secured Claim against Mirant shall be unimpaired under the Plan, and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim shall be fully reinstated and retained, except as provided in section 1124(2)(A)-(C) of the Bankruptcy Code, and such Allowed Secured Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) shall be paid in full in accordance with such reinstated rights.

(c) Mirant Class 3 — Mirant Bank Claims

On the Effective Date, in complete satisfaction of the Allowed Mirant Bank Claims each holder of an Allowed Mirant Bank Claim shall (i) become a New Mirant Lender under the New Mirant Secured Credit Facility with its interest therein being in an amount equal to its Allowed Mirant Bank Claim and (ii) receive its pro rata share of the New Mirant Warrants.

(d) Mirant Class 4 — Mirant Impaired Note Claims

On the Effective Date, in complete satisfaction of the Allowed Mirant Impaired Note Claims each holder of an Allowed Mirant Impaired Note Claim shall (i) receive New Mirant 8.25% Senior Secured Notes in an amount equal to such holder’s Allowed Mirant Impaired Note Claim, (ii) its pro rata share of the New Mirant Warrants and (iii) its pro rata share of the Closing Fee.

(e) Mirant Class 5 — Commodity Prepay Facility Guaranty Claims

On the Effective Date, in complete satisfaction of the Allowed Commodity Prepay Facility Guaranty Claims, each holder of an Allowed Commodity Prepay Facility Guaranty Claim shall receive and become a beneficiary under a New MAEM Term Note Guaranty with its interest therein being in an amount equal to such holder’s Allowed Commodity Prepay Facility Guaranty Claim.

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(f) Mirant Class 6 — General Unsecured Claims

Each holder of an Allowed General Unsecured Claim against Mirant shall be unimpaired under the Plan, and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim shall be fully reinstated and retained, except as provided in sections 510 and 1124(2)(A)-(C) of the Bankruptcy Code, and such Allowed General Unsecured Claims (including any amounts to which such holders are entitled pursuant to section 1124(c) of the Bankruptcy Code) shall be paid in full in accordance with such reinstated rights.

(g) Mirant Class 7 — Securities Claims

Each holder of an Allowed Securities Claim against Mirant shall be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Claim entitles holders in respect of such Claim shall be fully reinstated and retained, except as provided in section 1124(2)(A)-(C) of the Bankruptcy Code, and such Allowed Securities Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) shall be paid in full (a) in Cash, (b) by the issuance of Equity Interests in Mirant, or (c) by such other consideration as may be permitted by applicable law, in each case at the option of the Debtors.

(h) Mirant Class 8 — Equity Interests

Each holder of an Allowed Equity Interest in Mirant shall be unimpaired under the Plan, and pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Equity Interest entitles such holder in respect of such Equity Interest shall be fully reinstated and retained.

4.2.     MAEM Claims and Equity Interests. The classes of Claims against and Equity Interests in MAEM shall be treated under the Plan as follows:

(a) MAEM Class 1 — Priority Claims

Each holder of an Allowed Priority Claim against MAEM shall be unimpaired under the Plan, and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim shall be fully reinstated and retained, except as provided in section 1124(2)(A)-(C) of the Bankruptcy Code, and such Allowed Priority Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) shall be paid in full in accordance with such reinstated rights.

(b) MAEM Class 2 — Secured Claims

Each holder of an Allowed Secured Claim against MAEM shall be unimpaired under the Plan, and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual

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rights to which such Claim entitles such holder in respect of such Claim shall be fully reinstated and retained, except as provided in section 1124(2)(A)-(C) of the Bankruptcy Code, and such Allowed Secured Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) shall be paid in full in accordance with such reinstated rights.

(c) MAEM Class 3 — Commodity Prepay Facility Claims

On the Effective Date, in complete satisfaction of the Allowed Commodity Prepay Facility Claims, each holder of an Allowed Commodity Prepay Facility Claim shall receive (i) a New MAEM Term Note in an amount equal to such holder’s Allowed Commodity Prepay Facility Claim and (ii) its pro rata share of the New Mirant Warrants.

(d) MAEM Class 4 — General Unsecured Claims

Each holder of an Allowed General Unsecured Claim against MAEM shall be unimpaired under the Plan, and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim shall be fully reinstated and retained, except as provided in section 1124(2)(A)-(C) of the Bankruptcy Code, and such Allowed General Unsecured Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) shall be paid in full in accordance with such reinstated rights.

(e) MAEM Class 5 — Equity Interests

Each holder of an Allowed Equity Interest in MAEM shall be unimpaired under the Plan, and pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Equity Interest entitles such holder in respect of such Equity Interest shall be fully reinstated and retained.

      4.3.     MADCI Claims and Equity Interests. The classes of Claims against and Equity Interests in MADCI shall be treated under the Plan as follows:

(a) MADCI Class 1 — Priority Claims

Each holder of an Allowed Priority Claim against MADCI shall be unimpaired under the Plan, and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim shall be fully reinstated and retained, except as provided in section 1124(2)(A)-(C) of the Bankruptcy Code, and such Allowed Priority Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) shall be paid in full in accordance with such reinstated rights.

(b) MADCI Class 2 — Secured Claims

Each holder of an Allowed Secured Claim against MADCI shall be unimpaired under the Plan, and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim shall be fully reinstated and retained, except as provided in section 1124(2)(A)-(C) of the Bankruptcy Code, and such Allowed Secured Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) shall be paid in full in accordance with such reinstated rights.

(c) MADCI Class 3 — Equipment Warehouse Facility Claims

On the Effective Date, in complete satisfaction of the Allowed Equipment Warehouse Facility Claims, each holder of an Allowed Equipment Warehouse Facility Claim shall become a New Mirant Lender under the New Mirant Secured Credit Facility with its interest therein being in an

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amount equal to its Allowed Equipment Warehouse Facility Claim but only to the extent that such holder does not otherwise receive a recovery in respect of its Allowed Mirant Class 3 Mirant Bank Claims arising under any Allowed Equipment Warehouse Facility Guaranty Claims they may hold.

(d) MADCI Class 4 — General Unsecured Claims

Each holder of an Allowed General Unsecured Claim against MADCI shall be unimpaired under the Plan, and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim shall be fully reinstated and retained, except as provided in section 1124(2)(A)-(C) of the Bankruptcy Code, and such Allowed General Unsecured Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) shall be paid in full in accordance with such reinstated rights.

(e) MADCI Class 5 — Equity Interests

Each holder of an Allowed Equity Interest in MADCI shall be unimpaired under the Plan, and pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Equity Interest entitles such holder in respect of such Equity Interest shall be fully reinstated and retained.

      4.4.     Other Debtors Claims and Equity Interests. The classes of Claims against and Equity Interests in the Other Debtors shall be treated under the Plan as follows:

(a) Other Debtors Class 1 — Priority Claims

Each holder of an Allowed Priority Claim against the Other Debtors shall be unimpaired under the Plan, and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim shall be fully reinstated and retained, except as provided in section 1124(2)(A)-(C) of the Bankruptcy Code, and such Allowed Priority Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) shall be paid in full in accordance with such reinstated rights.

(b) Other Debtors Class 2 — Secured Claims

Each holder of an Allowed Secured Claim against the Other Debtors shall be unimpaired under the Plan, and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim shall be fully reinstated and retained, except as provided in section 1124(2)(A)-(C) of the Bankruptcy Code, and such Allowed Secured Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) shall be paid in full in accordance with such reinstated rights.

(c) Other Debtors Class 3 — Unsecured Claims

Each holder of an Allowed Unsecured Claim against the Other Debtors shall be unimpaired under the Plan, and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim shall be fully reinstated and retained, except as provided in section 1124(2)(A)-(C) of the Bankruptcy Code, and such Allowed Unsecured Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) shall be paid in full in accordance with such reinstated rights.

(d) Other Debtors Class 4 — Equity Interests

Each holder of an Allowed Equity Interest in the Other Debtors shall be unimpaired under the Plan, and pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and

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contractual rights to which such Equity Interest entitles such holder in respect of such Equity Interest shall be fully reinstated and retained.

ARTICLE V.

PROVISIONS FOR TREATMENT OF UNCLASSIFIED CLAIMS UNDER THE PLAN

5.1.     Unclassified Claims.

      Administrative Claims and Tax Claims are treated in accordance with sections 1129(a)(9)(A) and 1129(a)(9)(C) of the Bankruptcy Code, respectively. Such Claims are unimpaired under the Plan and in accordance with section 1123(a)(1) of the Bankruptcy Code, are not designated as classes of Claims for the purposes of this Plan or for the purposes of sections 1123, 1124, 1125, 1126 or 1129 of the Bankruptcy Code.

5.2.     Treatment of Administrative Claims.

      All Administrative Claims shall be treated as follows:

(a) Time for Filing Administrative Claims. The holder of an Administrative Claim, other than (i) the DIP Claims, (ii) a Fee Claim, (iii) a liability incurred and payable in the ordinary course of business by a Debtor (and not past due), or (iv) an Administrative Claim that has been Allowed on or before the Effective Date, must file with the Bankruptcy Court and serve on the Debtors, any official committee appointed in the Chapter 11 Cases and the Office of the United States Trustee, notice of such Administrative Claim within forty (40) days after service of Notice of Confirmation. Such notice must include at a minimum (A) the name of the Debtor(s) which are purported to be liable for the Claim, (B) the name of the holder of the Claim, (C) the amount of the Claim, and (D) the basis of the Claim. Failure to file and serve such notice timely and properly shall result in the Administrative Claim being forever barred and discharged.

(b) Time for Filing Fee Claims. Each Professional Person who holds or asserts a Fee Claim shall be required to file with the Bankruptcy Court, and serve on all parties required to receive notice, a Fee Application within forty-five (45) days after the Effective Date. The failure to file timely and serve such Fee Application shall result in the Fee Claim being forever barred and discharged.

(c) Allowance of Administrative Claims/Fee Claims. An Administrative Claim with respect to which notice has been properly filed and served pursuant to Section 5.2(a) shall become an Allowed Administrative Claim if no objection is filed within thirty (30) days after the Effective Date, or such later date as may be approved by the Bankruptcy Court on motion of a party in interest, without notice or a hearing. If an objection is filed within such 30-day period (or any extension thereof), the Administrative Claim shall become an Allowed Administrative Claim only to the extent allowed by Final Order. A Fee Claim in respect of which a Fee Application has been properly filed and served pursuant to Section 5.2(b) shall become an Allowed Administrative Claim only to the extent allowed by Final Order.

(d) Payment of Allowed Administrative Claims. On the Distribution Date, each holder of an Allowed Administrative Claim shall receive (i) the amount of such holder’s Allowed Claim in one Cash payment, or (ii) such other treatment as may be agreed upon in writing by the Debtors and such holder; provided, that an Administrative Claim representing a liability incurred in the ordinary course of business of the Debtors may be paid at the Debtors’ election in the ordinary course of business.

(e) Allowance and Payment of DIP Claims. All Allowed DIP Claims shall be paid in full on the Effective Date.

5.3.     Treatment of Tax Claims.

      At the election of the Debtors, each holder of an Allowed Tax Claim shall receive in full satisfaction of such holder’s Allowed Tax Claim, (a) the amount of such holder’s Allowed Tax Claim, with Post-Confirmation Interest thereon, in equal annual Cash payments on each anniversary of the Effective Date, until

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the sixth anniversary of the date of assessment of such Tax Claim (provided that the Disbursing Agent may prepay the balance of any such Allowed Tax Claim at any time without penalty); (b) a lesser amount in one Cash payment as may be agreed upon in writing by such holder; or (c) such other treatment as may be agreed upon in writing by such holder. The Confirmation Order shall enjoin any holder of a Tax Claim from commencing or continuing any action or proceeding against any responsible person or officer or director of the Debtors that otherwise would be liable to such holder for payment of a Tax Claim so long as no default has occurred with respect to such Tax Claim under this Section 5.3.

ARTICLE VI.

ACCEPTANCE OR REJECTION OF THE PLAN; EFFECT OF REJECTION

BY ONE OR MORE CLASSES OF CLAIMS OR EQUITY INTERESTS

6.1.     Classes Entitled to Vote.

      Mirant Class 3 — Mirant Bank Claims, Mirant Class 4 — Mirant Impaired Note Claims, Mirant Class 5 — Commodity Prepay Facility Guaranty Claims, MAEM Class 3 — Commodity Prepay Facility Claims, and MADCI Class 3 — Equipment Warehouse Facility Claims are impaired under the Plan, and the holders of such Claims shall be entitled to vote to accept or reject the Plan. All other classes of Claims and Equity Interests are unimpaired under the Plan, are deemed to have accepted the Plan, and shall not be entitled to vote on the Plan.

6.2.     Class Acceptance Requirement.

      A class of Claims shall have accepted the Plan if it is accepted by at least two-thirds ( 2/3) in amount and more than one-half ( 1/2) in number of the Allowed Claims in such class that have voted on the Plan.

6.3.     Cramdown.

      If all applicable requirements for confirmation of the Plan are met as set forth in section 1129(a)(1) through (13) of the Bankruptcy Code except subsection (8) thereof, the Debtors intend to request that the Bankruptcy Court confirm the Plan in accordance with section 1129(b) of the Bankruptcy Code, notwithstanding the failure to satisfy the requirements of section 1129(a)(8), on the basis that the Plan is fair and equitable and does not discriminate unfairly with respect to each class of Claims that is impaired under, and has not accepted, the Plan.

6.4.     Confirmation of All Cases.

      The Plan shall not be deemed to have been confirmed unless and until the Plan has been confirmed as to each of the Debtors (other than those Debtors, if any, in respect of which the Plan has been revoked or withdrawn pursuant to Section 14.15).

ARTICLE VII.

MEANS FOR IMPLEMENTATION OF THE PLAN

7.1.     Operations between the Confirmation Date and the Effective Date.

      During the period from the Confirmation Date through and until the Effective Date, the Debtors shall continue to operate their businesses as debtors in possession, subject to the supervision of the Bankruptcy Court as provided in the Bankruptcy Code and the Bankruptcy Rules.

7.2.     New Debt Documents.

      On or prior to the Effective Date, (a) Mirant shall enter into the New Mirant Indenture, the New Mirant Secured Credit Facility, and the New MAEM Term Note Guaranty and all agreements, documents and

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instruments required to be entered into in connection therewith, (b) MAEM shall enter into and deliver such agreements, documents and instruments as shall be required for the purpose of issuing the New MAEM Term Notes, and (c) the Debtors shall enter into the Exit Facility, and all agreements, documents and instruments required to be entered into in connection therewith.

7.3.     Corporate Action.

      The entry of the Confirmation Order shall constitute authorization for the Debtors to take or cause to be taken all corporate actions necessary or appropriate to implement all provisions of, and to consummate the Plan prior to, on and after the Effective Date and all such actions taken or caused to be taken shall be deemed to have been authorized and approved by the Bankruptcy Court without further approval, act or action under any applicable law, order, rule or regulation, including without limitation, any action required by the stockholders or directors of the Debtors and including, among other things, (a) the adoption of the New Constituent Documents, (b) the termination of the CSFB 364-Day Revolver, the CFSB 4-Year Revolver, the Citibank “C” Facility, the Commodity Prepay Facility, the Equipment Warehouse Facility, the Commodity Prepay Facility Guaranty and the Equipment Warehouse Facility Guaranty, (c) cancellation of the Mirant Impaired Notes and the Impaired Note Indentures (to the extent they apply to the Mirant Impaired Notes), (d) the issuance of the New Mirant 8.25% Senior Secured Notes, (e) the execution and delivery of the New Mirant Secured Credit Facility, (f) the execution and delivery of the New Mirant Indenture, (g) the execution and delivery of the New MAEM Term Note and the New MAEM Term Note Guaranty, (h) the execution and delivery of the Exit Facility, (i) the execution and delivery of the Security Documents, Intercreditor Agreement and all other related documents and (j) to the extent necessary, the execution and delivery of the New Mirant Warrant Agreement, the issuance of the New Mirant Warrants and the payment of the Closing Fee. On the Effective Date, the officers of the Debtors are authorized and directed to do all things and to execute and deliver all agreements, documents, instruments, notices and certificates as are contemplated by the Plan and to take all necessary action required in connection therewith, in the name of and on behalf of the Debtors.

7.4.     Termination of Mirant Impaired Notes Obligations.

      Upon the occurrence of the Effective Date, the Mirant Impaired Notes shall be cancelled and annulled. Immediately upon the completion of all Plan Distributions to the holders of Mirant Impaired Notes, the Impaired Note Indentures (to the extent they apply to the Mirant Impaired Notes) shall be cancelled and the indenture trustees under the Impaired Note Indentures shall be authorized to take such action as shall be necessary or appropriate to terminate and extinguish the Debtors’ obligations under the Impaired Note Indentures (to the extent they apply to the Mirant Impaired Notes), without further approval, act or other determination under applicable law, regulation, order or rule. The indenture trustees under the Impaired Note Indentures and their agents, successors and assigns shall facilitate the making of Plan Distributions to the holders of Mirant Impaired Notes, as applicable, as set forth in Section 8.9, and upon the completion thereof, shall be discharged of all their respective obligations associated with the Mirant Impaired Notes and the Impaired Note Indentures (to the extent they apply to the Mirant Impaired Notes).

7.5.     Issuance of the New Mirant 8.25% Senior Secured Notes, New Mirant Warrants and the Closing Fee.

      On or about the Effective Date, Mirant shall (a) issue the New Mirant 8.25% Senior Secured Notes, the New Mirant Warrants and pay the Closing Fee and (b) the New Indenture Trustee and the Warrant Agent shall be authorized to take such actions as are necessary or appropriate to implement the issuance of the new notes and warrants, as the case may be, without further approval, act or other determination under applicable law, regulation, order or rule.

7.6.     Collateral and Intercreditor Arrangements.

      The Senior Secured Parties shall have the benefit of a first priority security interest, and the Junior Secured Parties shall have the benefit of a second priority interest in and to the Collateral. The Intercreditor

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Agreement shall govern the priorities amongst the Secured Parties and shall provide, among other things, (a) restrictions on the Junior Secured Parties to exercise any rights or remedies against the Debtors in connection with the Collateral and (b) that (i) the proceeds of any enforcement of the liens in and to the Collateral shall be paid first, equally and ratably, to the Senior Secured Parties and second, equally and ratably, to the Junior Secured Parties and (ii) net cash proceeds from certain assets sales shall be shared first, equally and ratably among the Senior Secured Parties and second, equally and ratably among the certain of the Junior Secured Parties.

7.7.	Continued Corporate Existence of the Debtors.

      Each of the Debtors shall continue to exist after the Effective Date as separate corporate entities, with all corporate powers, in accordance with the laws of its jurisdiction and pursuant to the New Constituent Documents, which shall become effective upon the occurrence of the Effective Date. On the Effective Date or as soon as practicable thereafter, the Debtors shall file with the Secretary of State in the State of its incorporation or with such other relevant governmental or other body as may be required by applicable law, the relevant New Constituent Documents for each Debtor, required to be so filed. At any time following the Effective Date, any Debtor may amend or modify its respective New Constituent Documents in a manner consistent with this Plan and as permitted by applicable law.

7.8.	Re-vesting of Assets.

      Upon the occurrence of the Effective Date, title to all of the Assets of the Debtors shall vest in the Debtors free and clear of all liens, Claims, Causes of Action, interests, security interests and other encumbrances, except as expressly provided in the Plan. Except as otherwise provided in the Plan, the Debtors may operate their business and may use, acquire and dispose of their Assets free of any restrictions of the Bankruptcy Code on and after the occurrence of the Effective Date.

7.9.	Management.

      Upon the occurrence of the Effective Date, the management, control, and operation of each of the Debtors shall be the general responsibility of the respective management of each of the Debtors. Entry of the Confirmation Order shall ratify and approve all actions taken by the boards of directors of each of the Debtors from the Petition Date through and until the Effective Date.

7.10.	Initial Boards of Directors.

      The initial boards of directors of each of the Debtors shall be composed of the individuals who currently hold such positions. From and after the Effective Date, the members of the board of directors of the Debtors shall be selected and determined in accordance with the provisions of the respective New Constituent Documents.

7.11.	Officers.

      The current officers of each of the Debtors shall continue in such positions after the Effective Date in accordance with their respective employment agreements, if any, and applicable nonbankruptcy law. Subject to any applicable employment agreements and applicable nonbankruptcy law, from and after the Effective Date, the officers of each of the Debtors shall be selected and appointed by the respective boards of directors of such Debtors, in accordance with, and pursuant to, the provisions of applicable law and the respective New Constituent Documents.

7.12.	Causes of Action.

      Except as otherwise provided in the Plan, all Causes of Action assertable by any of the Debtors, including but not limited to Avoidance Actions, shall, upon the occurrence of the Effective Date, be retained by, and be vested in, the Debtors, in accordance with the Plan. Except as otherwise provided in the Plan, the Debtors’ rights to commence such Causes of Action (including Avoidance Actions) shall be preserved notwithstanding

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consummation of the Plan. All obligations of the Debtors to indemnify and are hold harmless their respective current and former directors, officers and employees, whether arising under the Debtors’ constituent documents, contract, law or equity, shall be assumed by the Debtors upon the occurrence of the Effective Date with the same effect as though such obligations constituted executory contracts that are assumed under section 365 of the Bankruptcy Code, and all such obligations shall be fully enforceable on their terms from and after the Effective Date.

      Parties in interest, including without limitation creditors, may not rely on the absence of a specific reference in the Plan or the Offering Circular and Disclosure Statement to any Cause of Action against them as any indication that the Debtors will not pursue any and all available Causes of Action against them. The Debtors and the Debtors’ Estates expressly reserve all rights to prosecute any and all Causes of Action against any Person, except as otherwise provided in the Plan.

7.13.	Appointment of the Disbursing Agent.

      Upon the occurrence of the Effective Date, Mirant shall be appointed to serve as the Disbursing Agent, and shall have all powers, rights, duties and protections afforded the Disbursing Agent under the Plan.

7.14.	Sources of Cash for Plan Distributions.

      All Cash necessary for the Disbursing Agent to make payments and Plan Distributions pursuant to the Plan shall be obtained from proceeds of the Exit Facility and the Debtors’ existing Cash balances.

7.15.	Investment of Funds Held by the Disbursing Agent; Tax Reporting by the Disbursing Agent.

      The Disbursing Agent may, but shall not be required to, invest any funds held by the Disbursing Agent pending the distribution of such funds pursuant to the Plan in investments that are exempt from federal, state, and local taxes. Subject to definitive guidance from the IRS or a court of competent jurisdiction to the contrary (including the receipt by the Disbursing Agent of a private letter ruling if the Disbursing Agent so requests one, or the receipt of an adverse determination by the IRS upon audit if not contested by the Disbursing Agent), the Disbursing Agent shall (a) treat the funds and other property held by it as held in a single trust for federal income tax purposes in accordance with the trust provisions of the Internal Revenue Code (sections 641 et seq.), and (b) to the extent permitted by applicable law, report consistently with the foregoing for state and local income tax purposes.

7.16.	Releases by the Debtors.

      Except as expressly provided below, as of the Effective Date, for good and valuable consideration, each of the Debtors in their individual capacities and as Debtors in Possession, shall be deemed to have forever released, waived and discharged all Causes of Action (other than the rights of the Debtors to enforce the Plan and the contracts, instruments, releases, indentures and other agreements or documents delivered thereunder), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Chapter 11 Cases, the Plan or the Offering Circular and Disclosure Statement and that could have been asserted by the Debtors against (i) their respective current and former directors, officers, employees (other than for money borrowed from or owed to the Debtors or their respective subsidiaries by any such directors, officers or employees as set forth in the Debtors’ or their subsidiaries’ books and records), agents, members, shareholders and/or professionals and (ii) the DIP Lenders and the DIP Agent and their respective affiliates, current and former directors, officers, employees, agents, members, shareholders, and professionals; provided that any Cause of Action which may be brought derivatively against any of the foregoing Persons, by any current or former holder of a Claim against, or any Equity Interest in, any of the Debtors for the benefit of any Debtor, shall be expressly preserved and retained.

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7.17.	Releases by Holders of Claims and Equity Interests.

      Each holder of any Claim against, or any Equity Interest in, any of the Debtors that has expressly indicated its agreement in any ballot demonstrating its acceptance or rejection of the Plan to be bound by the provisions of this Section 7.17 shall be deemed to have released, waived and/or discharged any Cause of Action (other than such parties’ rights to enforce the Plan and the contracts, instruments, releases, indentures and other agreements or documents delivered thereunder), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Chapter 11 Case, the Plan or the Offering Circular and Disclosure Statement against (i) any of the Debtors’ current and former directors, officers, employees, agents, members, shareholders and professionals and/or (ii) the DIP Lenders and the DIP Agent and/or their respective affiliates, current and former officers, directors, employees, agents, members, shareholders and professionals.

ARTICLE VIII.

DISTRIBUTION PROVISIONS

8.1.     Plan Distributions.

      The Disbursing Agent shall make all Plan Distributions in accordance with the provisions of this Plan. Whenever any Plan Distribution shall be due on a day other than a Business Day, such Plan Distribution shall instead be made, without interest, on the immediately succeeding Business Day, but shall be deemed to have been made on the date due. For federal income tax purposes, a Plan Distribution will be allocated to the principal amount of a Claim first and then, to the extent the Plan Distribution exceeds the principal amount of the Claim, to the portion of the Claim representing accrued but unpaid interest.

8.2.     Timing of Plan Distributions.

      Except for Plan Distributions to holders of Allowed DIP Claims which pursuant to Section 5.1(e) shall be made on the Effective Date, each Plan Distribution shall be made on the relevant Distribution Date therefor and shall be deemed to have been timely made if made on such date or within ten (10) days thereafter; provided that distributions to holders of Letter of Credit Claims shall not be made unless and until such Claims become fixed and, as a result, become Allowed Mirant Bank Claims.

8.3.     Address for Delivery of Plan Distributions.

      Subject to Bankruptcy Rule 9010, any Plan Distribution or delivery to a holder of an Allowed Claim shall be made at the address of such holder as set forth (a) in the Schedules, (b) on the proof of Claim filed by such holder, (c) in any notice of assignment filed with the Court with respect to such Claim pursuant to Bankruptcy Rule 3001(e), (d) in any notice served by such holder giving details of a change of address or (e) in the case of the holders of Mirant Impaired Notes, to the applicable indenture trustee for distribution to the holders of such notes subject to the provisions of Section 8.9 of this Plan. If any holder’s Plan Distribution or payment is returned to the Disbursing Agent as undeliverable, no Plan Distributions or payments to such holder shall be made to such holder unless the Disbursing Agent is notified of such holder’s then current address within three months after such Plan Distribution was returned. After such date, if such notice was not provided, a holder shall have forfeited its right to such Plan Distribution, and the undeliverable Plan Distributions shall revert to the Debtors.

8.4.     Plan Distributions under Twenty-Five Dollars.

      No Plan Distribution of less than twenty-five dollars ($25.00) shall be made by the Disbursing Agent to the holder of any Claim unless a request therefor is made in writing to the Disbursing Agent. If no request is

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made as provided in the preceding sentence within ninety (90) days of the Effective Date, all such Plan Distributions shall revert to the Debtors.

8.5.     Time Bar to Cash Payments.

      Checks issued in respect of Allowed Claims shall be null and void if not negotiated within one hundred and eighty (180) days after the date of issuance thereof. Requests for reissuance of any voided check shall be made directly to the Disbursing Agent by the holder of the Allowed Claim to whom such check was originally issued. Any Claim in respect of such a voided check shall be made on or before the later of (a) the first anniversary of the date on which such Plan Distribution or payment was made and (b) one hundred and eighty (180) days after the date of the issuance of such check. If no Claim is made as provided in the preceding sentence, all Claims in respect of void checks shall be discharged and forever barred and such unclaimed Plan Distributions shall revert to the Debtors.

8.6.     Manner of Payment under the Plan.

      Unless the Person receiving a Plan Distribution agrees otherwise, any Plan Distribution to be made in Cash under the Plan shall be made, at the election of the Disbursing Agent, by check drawn on a domestic bank or by wire transfer from a domestic bank. Cash payments to foreign creditors may be made, at the option of the Debtors, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

8.7.	Expenses Incurred on or after the Effective Date and Claims of the Disbursing Agent.

      Except as otherwise ordered by the Bankruptcy Court or as provided herein, the amount of any reasonable fees and expenses incurred (or to be incurred) by the Disbursing Agent on or after the Effective Date (including, but not limited to, taxes) shall be paid when due. Professional fees and expenses incurred by the Disbursing Agent from and after the Effective Date in connection with the effectuation of the Plan shall be paid in the ordinary course of business. Any dispute regarding compensation shall be resolved by agreement of the parties or if the parties are unable to agree, as determined by the Bankruptcy Court.

8.8.     Fractional Plan Distributions.

      Notwithstanding anything to the contrary contained herein, no Cash payments of fractions of cents will be made. Fractional cents shall be rounded to the nearest whole cent (with any amount equal to or less than 0.5 cents to be rounded down).

8.9.     Surrender and Cancellation of Instruments.

      As a condition to receiving any Plan Distribution, on or before the Distribution Date, each holder of Allowed Mirant Impaired Note Claims shall surrender all certificates or instruments representing such Claims to the indenture trustee or agent, as the case may be, with respect to such debt, and shall execute and deliver such other documents as may be necessary to effectuate the Plan. Such certificates or instruments shall thereafter be cancelled and extinguished. No Plan Distribution shall be made to or on behalf of any holder of such Claims unless and until such certificate or instruments are surrendered to the applicable indenture trustee or agent, or unless any relevant holder provides to the applicable indenture trustee or agent, an affidavit of loss or such other documents as may be required by such indenture trustee or agent together with an appropriate indemnity in the customary form. Any such holder who fails to surrender such certificate or interest or otherwise fails to deliver an affidavit of loss and indemnity prior to the second anniversary of the Effective Date, shall be deemed to have forfeited its rights and Claims under such Mirant Impaired Notes and shall not participate in any Plan Distribution hereunder. All property in respect of such forfeited Claims shall revert to the Debtors.

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ARTICLE IX.

PROCEDURES FOR RESOLVING AND TREATING CONTESTED CLAIMS

9.1.                  Objection Deadline.

      As soon as practicable, but in no event later than one hundred and eighty (180) days after the Effective Date (subject to being extended by the Bankruptcy Court upon motion of the Disbursing Agent without notice or a hearing), objections to Claims shall be filed with the Bankruptcy Court and served upon the holders of each of the Claims to which objections are made. The Debtors shall not object to any Letter of Credit Claim on the basis that such Claim is contingent at any time prior to the expiration date of such letter of credit.

9.2.                  Prosecution of Contested Claims.

      The Disbursing Agent may object to the allowance of Claims filed with the Bankruptcy Court with respect to which liability is disputed in whole or in part. All objections that are filed and prosecuted as provided herein shall be litigated to Final Order or compromised and settled in accordance with Section 9.3.

9.3.                  Claims Settlement Guidelines.

      Notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, from and after the Effective Date, all Claims and Causes of Action (including Avoidance Actions) that any of the Debtors assert against other parties may be compromised and settled according to the following procedures:

(a) Subject to subsection 9.3(b) hereof, the following settlements or compromises do not require the review or approval of the Bankruptcy Court or any other party in interest:

(i) The settlement or compromise of a Claim pursuant to which such Claim is Allowed in an amount of $100,000 or less; and

(ii) The settlement or compromise of a Claim where the difference between the amount of the Claim listed on the Debtors’ Schedules and the amount of the Claim proposed to be Allowed under the settlement is $100,000 or less.

(b) The following settlements or compromises shall be submitted to the Bankruptcy Court for approval:

(i) Any settlement or compromise not described in subsection 9.3(a); and

(ii) Any settlement or compromise of a Claim or a Claim asserted by one or more of the Debtors that involves an “insider,” as defined in section 101(31) of the Bankruptcy Code.

9.4.                  No Plan Distributions Pending Allowance.

      Notwithstanding any other provision of the Plan, no payment or Plan Distribution shall be made with respect to any Claim to the extent it is a Contested Claim, unless and until such Contested Claim becomes an Allowed Claim, subject to the Debtors’ setoff rights as provided in Section 14.16.

9.5.                  Plan Distributions After Allowance.

      Payments and Plan Distributions to each holder of a Contested Claim, to the extent that such Claim ultimately becomes Allowed, shall be made in accordance with the provision of the Plan governing the class of Claims to which the respective holder belongs.

9.6.                  Estimation of Claims.

      The Disbursing Agent may, at any time, request that the Bankruptcy Court estimate any Contested Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Disbursing Agent has previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the

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Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any Contested Claim, that estimated amount will constitute either the allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Disbursing Agent may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the objection, estimation, settlement, and resolution procedures set forth in the Plan are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court. Notwithstanding anything to the contrary in this Plan or the Bankruptcy Code, neither the Disbursing Agent nor any holder of a Letter of Credit Claim may seek to estimate a Letter of Credit Claim.

ARTICLE X.

CONDITIONS PRECEDENT TO CONFIRMATION OF THE PLAN

AND THE OCCURRENCE OF THE EFFECTIVE DATE

10.1.	Conditions Precedent to Confirmation.

      The following are conditions precedent to confirmation of the Plan:

(a) The Clerk of the Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, approving the Offering Circular and Disclosure Statement as containing “adequate information” pursuant to section 1125 of the Bankruptcy Code, approving the prepetition solicitation of votes with respect to the Plan and determining that all such votes are binding and have been properly tabulated with acceptances or rejection of the Plan, confirming the Plan and determining that all applicable tests, standards and burdens in connection therewith have been duly satisfied and met by the Debtors and the Plan approving the Plan Documents, authorizing the Debtors to execute, enter into, and deliver the Plan Documents and to execute, implement, and to take all actions otherwise necessary or appropriate to give effect to, the transactions contemplated by the Plan and the Plan Documents.

(b) The Confirmation Order, the Plan Documents and the Plan shall be, in form and substance, acceptable to the Debtors.

10.2.	Conditions Precedent to the Occurrence of the Effective Date.

      The following are conditions precedent to the occurrence of the Effective Date:

(a) The Confirmation Order shall have been entered by the Clerk of the Bankruptcy Court, be in full force and effect and not be subject to any stay or injunction.

(b) All necessary consents, authorizations and approvals shall have been given for the transfers of property and the payments provided for or contemplated by the Plan, including, without limitation, satisfaction or waiver of all conditions to the obligations of the Debtors under the Plan and the Plan Documents.

(c) The New Mirant Secured Credit Facility, New MAG Secured Credit Facility, the New Mirant Indenture, the New MAEM Term Notes, the New MAEM Term Note Guaranty, the New Mirant Warrant Agreement (to the extent necessary) and the Exit Facility shall have become effective and all conditions to the effectiveness thereof shall have been satisfied or waived.

10.3.	Waiver of Conditions.

      The Debtors may waive any one or more of the conditions set forth in Section 10.1 (other than the condition in paragraph (a) thereof) or Section 10.2 (other than the condition in paragraph (a) thereof) in a writing executed by each of them without notice or order of the Bankruptcy Court and without notice to any parties in interest.

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10.4.	Effect of Non-Occurrence of the Effective Date.

      If the Effective Date shall not occur notwithstanding Section 10.3, the Plan shall be null and void and nothing contained in the Plan shall: (a) constitute a waiver or release of any Claims against or Equity Interests in a Debtor; (b) prejudice in any manner the rights of the Debtors, including without limitation, the right to seek a further extension of the exclusivity periods under section 1121(d) of the Bankruptcy Code; or (c) constitute an admission, acknowledgement, offer or undertaking by the Debtors.

ARTICLE XI.

THE DISBURSING AGENT

11.1.	Powers and Duties.

      Pursuant to the terms and provisions of the Plan, the Disbursing Agent shall be empowered and directed to (a) take all steps and execute all instruments and documents necessary to make Plan Distributions to holders of Allowed Claims; (b) make distributions contemplated by the Plan; (c) comply with the Plan and the obligations thereunder; (d) employ, retain, or replace professionals to represent it with respect to its responsibilities; (e) object to Claims as specified in Article IX hereof, and prosecute such objections; (f) compromise and settle any issue or dispute regarding the amount, validity, priority, treatment, or Allowance of any Claim as provided in Article IX hereof; (g) make annual and other periodic reports regarding the status of distributions under the Plan to the holders of Allowed Claims that are outstanding at such time; such reports to be made available upon request to the holders of any Contested Claim; and (h) exercise such other powers as may be vested in the Disbursing Agent pursuant to the Plan, the Plan Documents or order of the Bankruptcy Court.

11.2.	Plan Distributions.

      Pursuant to the terms and provisions of the Plan, the Disbursing Agent shall make the required Plan Distributions specified under the Plan on the relevant Distribution Date therefor.

11.3.	Exculpation.

      Except as otherwise provided in this Section 11.3, the Disbursing Agent, together with its officers, directors, employees, agents, and representatives, are hereby exculpated by all Persons, holders of Claims and Equity Interests, and all other parties in interest, from any and all Causes of Action, and other assertions of liability (including breach of fiduciary duty) arising out of the discharge of the powers and duties conferred upon the Disbursing Agent by the Plan, any Final Order of the Bankruptcy Court entered pursuant to or in the furtherance of the Plan, or applicable law, except solely for actions or omissions arising out of the Disbursing Agent’s willful misconduct or gross negligence. No holder of a Claim or an Equity Interest, or representative thereof, shall have or pursue any Claim or Cause of Action (a) against the Disbursing Agent or its officers, directors, employees, agents, and representatives for making payments or Plan Distributions in accordance with the Plan, or (b) against any holder of a Claim for receiving or retaining payments or transfers of assets as provided for by the Plan. Nothing contained in this Section 11.3 shall preclude or impair any holder of an Allowed Claim from bringing an action in the Bankruptcy Court against the Debtor to compel the making of Plan Distributions contemplated by the Plan on account of such Claim.

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ARTICLE XII.

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

12.1.     Assumption of Executory Contracts and Unexpired Leases.

      Pursuant to section 365 of the Bankruptcy Code, any executory contracts or unexpired leases of the Debtors which have not been previously assumed or rejected or are not subject to a motion to reject on or before the Effective Date shall be deemed to have been assumed by the Debtors on the Effective Date. The Plan shall constitutes a motion to assume such executory contracts and unexpired leases. Subject to the occurrence of the Effective Date, entry of the Confirmation Order by the Clerk of the Bankruptcy Court shall constitute approval of such assumptions pursuant to section 365 of the Bankruptcy Code and findings by the Bankruptcy Court that the Debtors have properly provided for the cure of any defaults that may exist, that each assumption is in the best interest of the Debtors, their Estates, and all parties in interest in the Chapter 11 Cases and that the requirements for assumption of any executory contract or unexpired lease to be assumed under section 365 of the Bankruptcy Code have been satisfied. Except as otherwise provided in the following sentence, all cure payments which may be required by section 365(b)(1) of the Bankruptcy Code under any executory contract or unexpired lease which is assumed under the Plan shall be made by the Debtors on the Effective Date or as soon as practicable thereafter. In the event of a dispute, cure payments required by section 365(b)(1) of the Bankruptcy Code shall be paid by the Debtors upon entry of a Final Order resolving such dispute.

12.2.	Rejection of Executory Contracts and Unexpired Leases.

      Any executory contracts or unexpired leases of the Debtors identified for rejection by the Debtors on or before the Confirmation Date shall be deemed to have been rejected on the Effective Date or as otherwise set forth in an order of the Bankruptcy Court authorizing and approving such rejection. The Plan shall constitute a motion to reject such executory contracts and unexpired leases, and the Debtors shall have no liability thereunder except as is specifically provided in the Plan. Entry of the Confirmation Order by the Clerk of the Bankruptcy Court shall constitute approval of such rejections pursuant to section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such rejected executory contract or unexpired lease is burdensome and that the rejection thereof is in the best interest of the Debtors, their Estates, and all parties in interest in these Chapter 11 Cases.

12.3.	Claims Arising from Rejection or Termination.

      Claims created by the rejection of executory contracts or unexpired leases or the expiration or termination of any executory contract or unexpired lease prior to the Confirmation Date must be filed with the Bankruptcy Court and served on the Debtors (a) in the case of an executory contract or unexpired lease rejected by the Debtors prior to the Confirmation Date, in accordance with the Bar Date Notice, or (b) in the case of an executory contract or unexpired lease that (i) was terminated or expired by its terms prior to the Confirmation Date, or (ii) is deemed rejected pursuant to Section 12.2, no later than thirty (30) days after the Confirmation Date. Any such Claims for which a proof of Claim is not filed and served within such time will be forever barred from assertion and shall not be enforceable against the Debtors, their Estates, Assets, properties, interests in property, or against the property of a third party that receives payment of such Claim. Unless otherwise ordered by the Bankruptcy Court, all such Claims that are timely filed as provided herein shall be treated as General Unsecured Claims under the Plan subject to objection by the Debtors.

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ARTICLE XIII.

RETENTION OF JURISDICTION

      Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, the Bankruptcy Court shall retain and shall have exclusive jurisdiction over any matter (a) arising under the Bankruptcy Code, (b) arising in or related to the Chapter 11 Cases or the Plan, or (c) that relates to the following:

(i) To hear and determine any and all motions or applications pending on the Confirmation Date or thereafter brought in accordance with Article XII hereof for the assumption and/or assignment or rejection of executory contracts or unexpired leases to which any of the Debtors is a party or with respect to which any of the Debtors may be liable, and to hear and determine any and all Claims and any related disputes (including, without limitation, the exercise or enforcement of setoff or recoupment recapement rights, or rights against any third party or the property of any third party resulting therefrom or from the expiration, termination or liquidation of any executory contract or unexpired lease;

(ii) To determine any and all adversary proceedings, applications, motions, and contested or litigated matters that may be pending on the Effective Date or that, pursuant to the Plan, may be instituted by the Disbursing Agent or the Debtors, as applicable, after the Effective Date;

(iii) To hear and determine any objections to the allowance of Claims, whether filed, asserted, or made before or after the Effective Date, including, without express or implied limitation, to hear and determine any objections to the classification of any Claim and to allow, disallow or estimate any Contested Claim in whole or in part;

(iv) To issue such orders in aid of execution of the Plan to the extent authorized or contemplated by section 1142 of the Bankruptcy Code;

(v) To consider any modifications of the Plan, remedy any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

(vi) To hear and determine all Fee Applications and applications for allowances of compensation and reimbursement of any other fees and expenses authorized to be paid or reimbursed under the Plan or the Bankruptcy Code;

(vii) To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with the Plan, the Plan Documents or their interpretation, implementation, enforcement, or consummation;

(viii) To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with the Confirmation Order (and all exhibits to the Plan) or its interpretation, implementation, enforcement, or consummation;

(ix) To the extent that Bankruptcy Court approval is required, to consider and act on the compromise and settlement of any Claim or cause of action by, on behalf of, or against the Estates;

(x) To determine such other matters that may be set forth in the Plan, or the Confirmation Order, or that may arise in connection with the Plan, or the Confirmation Order;

(xi) To hear and determine matters concerning state, local, and federal taxes, fines, penalties, or additions to taxes for which the Debtors, the Debtors in Possession, or the Disbursing Agent may be liable, directly or indirectly, in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

(xii) To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with any setoff and/or recoupment rights of the Debtors or any Person;

(xiii) To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with Causes of Action of the Debtors (including Avoidance Actions) commenced by the Disbursing Agent or the Debtors, as applicable, before or after the Effective Date;

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(xiv) To enter an order or final decree closing the Chapter 11 Cases;

(xv) To issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person with consummation, implementation or enforcement of the Plan or the Confirmation Order; and

(xvi) To hear and determine any other matters related hereto and not inconsistent with chapter 11 of the Bankruptcy Code.

ARTICLE XIV.

MISCELLANEOUS PROVISIONS

14.1.	Payment of Statutory Fees.

      All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid by the Debtors on or before the Effective Date.

14.2.	Satisfaction of Claims.

      The rights afforded in the Plan and the treatment of all Claims and Equity Interests herein shall be in exchange for and in complete satisfaction, discharge, and release of all Claims and Equity Interests of any nature whatsoever, including any interest accrued thereon from and after the Petition Date, against the Debtors and the Debtors in Possession, or any of their Estates, Assets, properties, or interests in property. Except as otherwise provided herein, on the Effective Date, all Claims against and Equity Interests in the Debtors and the Debtors in Possession shall be satisfied, discharged, and released in full. The Debtors shall not be responsible for any pre-Effective Date obligations of the Debtors or the Debtors in Possession, except those expressly assumed by any of the Debtors in the Plan. Except as otherwise provided herein, all Persons shall be precluded and forever barred from asserting against the Debtors, their respective successors or assigns, or their Estates, Assets, properties, or interests in property any other or further Claims or Causes of Action based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date, whether or not the facts of or legal bases therefor were known or existed prior to the Effective Date.

14.3.	Third Party Agreements; Subordination.

      The Plan Distributions to the various classes of Claims hereunder shall not affect the right of any Person to levy, garnish, attach, or employ any other legal process with respect to such Plan Distributions by reason of any claimed subordination rights or otherwise. All of such rights and any agreements relating thereto shall remain in full force and effect. Plan Distributions under the Plan shall be subject to and modified by any Final Order directing distributions other than as provided in the Plan. The right of the Debtors to seek subordination of any Claim pursuant to section 510 of the Bankruptcy Code is fully reserved, and the treatment afforded any Claim that becomes a Subordinated Claim at any time shall be modified to reflect such subordination.

14.4.	Exculpation.

      None of the Debtors, or any of their respective, members, officers, directors, employees, agents, representatives, advisors, attorneys, successors and assigns shall be liable for any Cause of Action arising in connection with or out of the administration of the Chapter 11 Cases, pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for gross negligence or willful misconduct as determined by Final Order of the Bankruptcy Court, and in all respects shall be entitled to rely upon the advice of counsel and all information provided by other exculpated persons herein without any duty to investigate the veracity or accuracy of such information with respect to their duties and responsibilities under the Plan.

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14.5.	Discharge of Liabilities.

      Except as otherwise provided in the Plan, all holders of Claims and Equity Interests shall be precluded from asserting against the Debtors, the Assets, or any property dealt with under the Plan, any further or other Claim based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Confirmation Date.

14.6.	Notices.

      Any notices, requests, and demands required or permitted to be provided under the Plan, in order to be effective, shall be in writing (including, without express or implied limitation, by facsimile transmission), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

Mirant Corporation Attention: General Counsel 1155 Perimeter Center West Suite 100 Atlanta, Georgia 30338 Telephone: (678) 579-5000 Telecopier: (678) 579-6767 and

White & Case LLP Attention: Gerard Uzzi Wachovia Financial Center 200 South Biscayne Boulevard, 49th Floor Miami, Florida 33131 Telephone: (305) 317-2700 Telecopier: (305) 358-5744

14.7.	Headings.

      The headings used in the Plan are inserted for convenience only, and neither constitute a portion of the Plan nor in any manner affect the construction of the provisions of the Plan.

14.8.	Governing Law.

      Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and the Bankruptcy Rules), the laws of the State of New York, without giving effect to the conflicts of laws principles thereof, shall govern the construction of the Plan and any agreements, documents, and instruments executed in connection with the Plan, except as otherwise expressly provided in such instruments, agreements or documents.

14.9.	Expedited Determination.

      The Disbursing Agent is hereby authorized to file a request for expedited determination under section 505(b) of the Bankruptcy Code for all tax returns filed with respect to the Debtors.

14.10.	Exemption from Transfer Taxes.

      Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer, or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust, lien, pledge or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax.

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14.11.	Retiree Benefits.

      Pursuant to section 1129(a)(13), on and after the Effective Date, the Debtors shall continue payment of all retiree benefits, if any, as that term is defined in section 1114 of the Bankruptcy Code.

14.12.	Notice of Entry of Confirmation Order and Relevant Dates.

      Promptly upon entry of the Confirmation Order, the Debtors shall publish as directed by the Bankruptcy Court and serve on all known parties in interest and holders of Claims and Equity Interests, notice of the entry of the Confirmation Order and all relevant deadlines and dates under the Plan, including, but not limited to, the deadline for filing notice of Administrative Claims (Section 5.2), and the deadline for filing rejection damage Claims (Section 12.3).

14.13.	Interest and Attorneys’ Fees.

      Post-petition interest will accrue and be paid on Claims only to the extent specifically provided for in this Plan, the Confirmation Order or as otherwise required by the Bankruptcy Court or by applicable law. No award or reimbursement of attorneys fees or related expenses or disbursements shall be allowed on, or in connection with, any Claim.

14.14.	Modification of the Plan.

      As provided in section 1127 of the Bankruptcy Code, modification of the Plan may be proposed in writing by the Debtors at any time before confirmation, provided that the Plan, as modified, meets the requirements of sections 1122 and 1123 of the Bankruptcy Code, and the Debtors shall have complied with section 1125 of the Bankruptcy Code. The Debtors may modify the Plan at any time after confirmation and before substantial consummation, provided that the Plan, as modified, meets the requirements of sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan as modified, under section 1129 of the Bankruptcy Code, and the circumstances warrant such modifications. A holder of a Claim that has accepted the Plan shall be deemed to have accepted such Plan as modified if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim or Equity Interest of such holder. Without prejudice to the generality of the foregoing, modification of the Plan may involve, without limitation, the inclusion of one or more of the Debtors’ respective Affiliates as additional debtors and debtors in possession under this Plan.

14.15.	Revocation of Plan.

      The Debtors reserve the right to revoke or withdraw the Plan or to adjourn confirmation of the Plan of Reorganization with respect to any one or more of the Debtors prior to the occurrence of the Effective Date, including without limitation, as to MAEM, in the event that the Bankruptcy Court determines that MAEM Class 3 has voted to reject the Plan or for any other reason and/or, as to MADCI, in the event that the Bankruptcy Court determines that MADCI Class 3 has voted to reject the Plan or for any other reason. If the Debtors revoke or withdraw the Plan with respect to any one or more of the Debtors, or if the Effective Date does not occur as to any Debtor, then, as to such Debtor, the Plan and all settlements and compromises set forth in the Plan shall be deemed null and void and nothing contained herein and no acts taken in preparation for consummation of the Plan shall be deemed to constitute a waiver or release of any Claims against or Equity Interests in such Debtor or to prejudice in any manner the rights of any of the Debtors or any other Person in any other further proceedings involving such Debtor.

      In the event that the Debtors choose to adjourn the confirmation of the Plan with respect to any one or more of the Debtors, the Debtors reserve the right to proceed with confirmation of the Plan with respect to those Debtors in relation to which confirmation of the Plan has not been adjourned. With respect to those Debtors with respect to which confirmation of the Plan has been adjourned, the Debtors reserve the right to amend, modify, revoke or withdraw the Plan and/or submit any new plan of reorganization at such times and in such manner as they consider appropriate, subject to the provisions of the Bankruptcy Code.

PLAN-30

14.16.	Setoff Rights.

      In the event that any Debtor has a Claim of any nature whatsoever against the holder of a Claim against such Debtor, then such Debtor may, but is not required to, set off against the Claim (and any payments or other Plan Distributions to be made in respect of such Claim hereunder) such Debtor’s Claim against such holder, subject to the provisions of section 553 of the Bankruptcy Code. Neither the failure to set off nor the allowance of any Claim under the Plan shall constitute a waiver or release of any Claims that any Debtor may have against the holder of any Claim.

14.17.	Compliance with Tax Requirements.

      In connection with the Plan, the Debtors and the Disbursing Agent, as applicable, shall comply with all withholding and reporting requirements imposed by federal, state, local, and foreign taxing authorities and all Plan Distributions hereunder shall be subject to such withholding and reporting requirements. Notwithstanding the above, each holder of an Allowed Claim that is to receive a Plan Distribution under the Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any government unit, including income, withholding and other tax obligations, on account of such Plan Distribution. The Disbursing Agent has the right, but not the obligation, to not make a Plan Distribution until such holder has made arrangements satisfactory to the Disbursing Agent for payment of any such tax obligations.

14.18.	Recognition of Guaranty Rights.

      The classification and manner of satisfying all Claims under the Plan take into consideration (a) the existence of guaranties by the Debtors of obligations of other Persons, and (b) the fact that the Debtors may be joint obligors with other Persons with respect to an obligation. All Claims against the Debtors based upon any such guaranties or joint obligations shall be discharged in the manner provided in the Plan; provided, that no creditor shall be entitled to receive more than one recovery with respect to any of its Allowed Claims.

14.19.	Compliance with All Applicable Laws.

      If notified by any governmental authority that it is in violation of any applicable law, rule, regulation, or order of such governmental authority relating to its businesses, the Debtors or the Disbursing Agent, as applicable, shall take whatever action as may be required to comply with such law, rule, regulation, or order; provided, that nothing contained herein shall require such compliance if the legality or applicability of any such requirement is being contested in good faith, and, if appropriate, an adequate reserve for such requirement has been set aside.

14.20.	Injunctions.

      On the Effective Date and except as otherwise provided herein, all Persons who have been, are, or may be holders of Claims against or Equity Interests in the Debtors shall be permanently enjoined from taking any of the following actions against or affecting the Debtors, the Estates, the Assets, or the Disbursing Agent, or (to the extent such Persons have indicated its agreement in any ballot demonstrating its acceptance or rejection of the Plan to be bound by the provisions of Section 7.17 of this Plan) any of their respective directors, officers, employees, agents, members, shareholders and professionals, successors and assigns or their respective assets and property with respect to such Claims or Equity Interests (other than actions brought to enforce any rights or obligations under the Plan):

(a) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind (including, without limitation, all suits, actions, and proceedings that are pending as of the Effective Date, which must be withdrawn or dismissed with prejudice);

(b) enforcing, levying, attaching, collecting or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree or order;

(c) creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any encumbrance; and

PLAN-31

(d) asserting any setoff, right of subrogation or recoupment of any kind; provided, that any defenses, offsets or counterclaims which the Debtors may have or assert in respect of the above referenced Claims are fully preserved in accordance with Section 14.17.

14.21.	Binding Effect.

      The Plan shall be binding upon and inure to the benefit of the Debtors, the holders of all Claims and Equity Interests, and their respective successors and assigns. To the extent any provision of the Offering Circular and Disclosure Statement or any other solicitation document may be inconsistent with the terms of the Plan, the terms of the Plan shall be binding and conclusive.

14.22.	Severability.

      SHOULD THE BANKRUPTCY COURT DETERMINE THAT ANY PROVISION OF THE PLAN IS UNENFORCEABLE EITHER ON ITS FACE OR AS APPLIED TO ANY CLAIM OR EQUITY INTEREST OR TRANSACTION, THE DEBTORS MAY MODIFY THE PLAN IN ACCORDANCE WITH SECTION 14.14 SO THAT SUCH PROVISION SHALL NOT BE APPLICABLE TO THE HOLDER OF ANY CLAIM OR EQUITY INTEREST. SUCH A DETERMINATION OF UNENFORCEABILITY SHALL NOT (A) LIMIT OR AFFECT THE ENFORCEABILITY AND OPERATIVE EFFECT OF ANY OTHER PROVISION OF THE PLAN OR (B) REQUIRE THE RESOLICITATION OF ANY ACCEPTANCE OR REJECTION OF THE PLAN.

Dated: July      , 2003

Respectfully submitted,

Mirant Corporation

By:

Name:
Title:

Mirant Americas Energy Marketing, LP

By:

Name:
Title:

Mirant Americas Development Capital, LLC

By:

Name:
Title:

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MLW Development, LLC

By:

Name:
Title:

PLAN-33

EXHIBIT 1

OTHER DEBTORS

      MLW Development, LLC, a Delaware limited liability company